 Filed Pursuant to Rule 424(b)(3)
 Registration No. 333-265859
MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT
Dear Fellow PCSB Financial Corporation Stockholder:
On May 23, 2022, PCSB Financial Corporation (“PCSB”) and Brookline Bancorp, Inc. (“Brookline”) entered into an Agreement and Plan of Merger, which we refer to as the “merger agreement,” pursuant to which PCSB will merge with and into Brookline, which we refer to as the “merger,” with Brookline surviving the merger as the surviving corporation. Following the completion of the merger, PCSB Bank, PCSB’s banking subsidiary, will become a subsidiary of Brookline. If the merger is completed, PCSB’s stockholders as of the completion of the merger will be entitled to receive, for each share of PCSB common stock owned, at their election, $22.00 in cash, which we refer to as the “cash consideration,” or 1.3284 shares of Brookline common stock, which we refer to as the “stock consideration,” and collectively with the cash consideration, the “merger consideration.” The ability for a PCSB stockholder to elect either the cash consideration or the stock consideration is subject to allocation procedures to ensure that 60% of the outstanding shares of PCSB common stock will be converted to Brookline common stock. Based on the number of shares of PCSB common stock and Brookline common stock outstanding on July 27, 2022, assuming no exercise of outstanding stock options, we expect that the delivery of the stock consideration will require Brookline to issue approximately 11,834,520 shares of Brookline common stock in connection with the merger, and that holders of shares of PCSB common stock immediately prior to the closing of the merger will hold, in the aggregate, approximately 13% of the issued and outstanding shares of Brookline common stock immediately following the closing of the merger (without giving effect to any shares of Brookline common stock held by PCSB stockholders prior to the merger).
Based on the closing stock price of Brookline common stock on the Nasdaq Global Select, which we refer to as the “Nasdaq,” on May 23, 2022, the last full trading day before the date of the public announcement of the merger, of $14.96, and the exchange ratio of 1.3284, the value of the stock consideration would be $20.72 for each share of PCSB common stock, as of May 23, 2022. Based on the closing stock price of Brookline common stock on the Nasdaq on July 27, 2022, the latest practicable date before the date of this proxy statement/prospectus, of $13.93, and the exchange ratio of 1.3284, the value of the stock consideration would be $18.50 for each share of PCSB common stock, as of such date.
The market prices of both Brookline common stock and PCSB common stock will fluctuate before the completion of the merger. You should obtain current stock price quotations for Brookline common stock and PCSB common stock before you vote. Brookline common stock is quoted on the Nasdaq under the symbol “BRKL.” PCSB common stock is quoted on the Nasdaq Capital Markets under the symbol “PCSB.”
The merger cannot be completed unless the merger agreement and merger are approved by the affirmative vote of at least a majority (50%) of the outstanding shares of PCSB common stock entitled to vote thereon.
The special meeting of stockholders of PCSB Financial Corporation will be held at our executive offices/headquarters at 2651 Strang Boulevard, Suite 100, Yorktown Heights, New York on September 21, 2022 at 11:00 a.m., local time.
PCSB stockholders of record as of the close of business on July 8, 2022, the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting.
Your vote is very important, regardless of the number of shares of PCSB common stock you own. To ensure your representation at the PCSB special meeting, please take time to vote by following the instructions contained in this proxy statement/prospectus and on your proxy card. Please vote promptly whether or not you expect to attend the PCSB special meeting. Submitting a proxy now will not prevent you from being able to vote at the PCSB special meeting. We cannot complete the transactions contemplated by the merger agreement unless PCSB stockholders approve the merger agreement and merger. The affirmative vote of a majority of the outstanding shares of PCSB common stock is required to approve the merger agreement and merger.

PCSB’s board of directors unanimously recommends that PCSB stockholders vote “FOR” the proposal to approve the merger agreement and “FOR” the other matters to be considered at the PCSB special meeting. In considering the recommendation of the board of directors of PCSB, you should be aware that certain directors and executive officers of PCSB may have interests in the merger that are different from, or in addition to, the interests of PCSB stockholders generally. See the section entitled “The Merger — Interests of PCSB’s Directors and Executive Officers in the Merger” beginning on page 60 of the accompanying proxy statement/prospectus.
The accompanying proxy statement/prospectus describes the special meeting of PCSB stockholders, the merger, the documents relating to the merger and other related matters. Please read carefully the entire proxy statement/ prospectus, including the section entitled “Risk Factors” beginning on page 18, for a discussion of the risks relating to the proposed merger, and the annexes and documents incorporated by reference into the proxy statement/prospectus.
If you have any questions regarding the accompanying proxy statement/prospectus, you may contact Laurel Hill Advisory Group, LLC, PCSB’s proxy solicitor, by calling toll-free at 1(888)-742-1305. Banks and brokers should call (516) 933-3100.
Sincerely,
Joseph D. Roberto
Chairman, President and Chief Executive Officer
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE MERGER OR OTHER TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS OR THE SECURITIES TO BE ISSUED PURSUANT TO THE MERGER UNDER THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS NOR HAVE THEY DETERMINED IF THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The securities to be issued in connection with the merger are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.
The accompanying proxy statement/prospectus is dated August 4, 2022 and is first being mailed to PCSB stockholders on or about August 12, 2022.

PCSB FINANCIAL CORPORATION
2651 Strang Blvd., Suite 100
Yorktown Heights, NY 10598
(914) 248-7272
NOTICE OF 2022 SPECIAL MEETING OF STOCKHOLDERS
TIME AND DATE	11:00 a.m., local time, on September 21, 2022.
PLACE	2651 Strang Blvd., Suite 100, Yorktown Heights, New York.
BUSINESS ITEMS
(1)
To approve and adopt the Agreement and Plan of Merger, dated as of May 23, 2022 (the “merger agreement”), by and between Brookline Bancorp, Inc. (“Brookline”) and PCSB Financial Corporation (“PCSB”), and to approve the transactions contemplated by the merger agreement (the “merger,” and, collectively, the “PCSB merger proposal”);

(2) to approve a non-binding, advisory proposal to approve the compensation payable to the named executive officers of PCSB in connection with the merger (the “PCSB compensation proposal”); and

(3)
to approve the adjournment of the PCSB special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the PCSB special meeting to approve the PCSB merger proposal, or to ensure that any supplement or amendment to the accompanying proxy statement/prospectus is timely provided to PCSB stockholders (the “PCSB adjournment proposal”).

RECORD DATE	The board of directors of PCSB has fixed the close of business on July 8, 2022 as the record date for the PCSB special meeting. Only holders of record of PCSB common stock as of the close of business on the record date for the PCSB special meeting are entitled to notice of the PCSB special meeting or any adjournment or postponement thereof. Only holders of record of PCSB common stock are entitled to vote at the PCSB special meeting or any adjournment or postponement thereof.
PROXY VOTING	It is important that your shares be represented and voted at the meeting. You can vote your shares via the Internet, by telephone or by completing and returning the proxy card or voting instruction card sent to you. You can revoke your proxy at any time before its exercise at the meeting by following the instructions in the proxy statement.
NO APPRAISAL RIGHTS	Under Maryland law, PCSB common stockholders do not have appraisal rights.
BOARD RECOMMENDATIONS	The PCSB board of directors unanimously recommends that PCSB stockholders vote “FOR” the PCSB merger proposal, “FOR” the PCSB compensation proposal and “FOR” the PCSB adjournment proposal.

By Order of the Board of Directors,
Clifford S. Weber
Corporate Secretary
Yorktown Heights, New York
August 12, 2022

ADDITIONAL INFORMATION
This proxy statement/prospectus incorporates important business and financial information about PCSB and Brookline from other documents that PCSB and Brookline have filed with the U.S. Securities and Exchange Commission (the “SEC”) and that are contained in or incorporated by reference into this proxy statement/prospectus. For a listing of documents incorporated by reference into this proxy statement/prospectus, please see the section entitled “Where You Can Find More Information” beginning on page 105 of this proxy statement/prospectus. This information is available for you to review through the SEC’s website at www.sec.gov.
You may request copies of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus or other information concerning PCSB, without charge, by telephone or written request directed to:
PCSB Financial Corporation
2651 Strang Boulevard, Suite 100
Yorktown Heights, New York 10598
(914) 248-7272
Attention: Investor Relations
You may also request a copy of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus or other information concerning Brookline, without charge, by telephone or written request directed to:
Brookline Bancorp, Inc.
131 Clarendon Street
Boston, Massachusetts 02116
(617) 425-4600
Attn: Carl M. Carlson
In order for you to receive timely delivery of the documents in advance of the special meeting of PCSB stockholders to be held on September 21, 2022, your request for such information must be received no later than five business days prior to the date of the special meeting, by September 14, 2022.
The proxy statement/prospectus is also available on Investor Relations tab of PCSB’s website at www.pcsb.com. The information on PCSB’s website is not part of this proxy statement/prospectus. References to PCSB’s website in this proxy statement/prospectus are intended to serve as textual references.

ABOUT THIS PROXY STATEMENT/PROSPECTUS
This document, which forms part of a registration statement on Form S-4 filed with the SEC by Brookline (File No. 333-265859), constitutes a prospectus of Brookline under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”) with respect to the shares of common stock, par value $0.01 per share, of Brookline (“Brookline common stock”) to be issued to PCSB stockholders pursuant to the merger agreement. This document also constitutes a proxy statement of PCSB under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). It also constitutes a notice of meeting with respect to the special meeting, at which PCSB stockholders will be asked to consider and vote upon the approval of the merger agreement.
Brookline has supplied all information contained or incorporated by reference into this proxy statement/prospectus relating to Brookline, and PCSB has supplied all information contained or incorporated by reference into this proxy statement/prospectus relating to PCSB.
Brookline and PCSB have not authorized anyone to provide you with information that is different from or in addition to that contained in or incorporated by reference into this proxy statement/prospectus. Brookline and PCSB do not take any responsibility for, or provide any assurance as to the reliability of, any other information others may give you. This proxy statement/prospectus is dated August 4, 2022, and you should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date. Further, you should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of the incorporated document. Neither the mailing of this proxy statement/prospectus to PCSB stockholders nor the issuance by Brookline of shares of its common stock pursuant to the merger agreement will create any implication to the contrary.

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE PCSB SPECIAL MEETING
The following questions and answers are intended to address briefly some commonly asked questions regarding the merger and the PCSB special meeting. These questions and answers may not address all questions that may be important to you as a stockholder. To more fully understand the merger and the PCSB special meeting, you should read this entire proxy statement/prospectus, including the materials attached as annexes, as well as the documents that have been incorporated by reference into this proxy statement/prospectus.
In this proxy statement/prospectus, unless the context otherwise requires:
•
“Brookline” refers to Brookline Bancorp, Inc., a Delaware corporation;

•
“Brookline’s bylaws” refers to the amended and restated bylaws of Brookline;

•
“Brookline’s charter” refers to the certificate of incorporation of Brookline;

•
“Brookline common stock” refers to the common stock of Brookline, par value $0.01 per share;

•
“merger” refers to the merger of PCSB with and into Brookline, with Brookline as the surviving corporation;

•
“merger agreement” refers to the Agreement and Plan of Merger by and between Brookline and PCSB, dated as of May 23, 2022;

•
“PCSB” refers to PCSB Financial Corporation, a Maryland corporation;

•
“PCSB’s bylaws” refers to the amended and restated bylaws of PCSB;

•
“PCSB’s charter” refers to the articles of incorporation of PCSB;

•
“PCSB common stock” refers to the common stock of PCSB, par value $0.01 per share;

•
“PCSB special meeting” refers to the special meeting of PCSB stockholders to be held on September 21, 2022, at 11:00 a.m. local time, at PCSB’s headquarters, 2651 Strang Boulevard, Suite 100, Yorktown Heights, New York 10598; and

•
“we,” “us” and “our” refer collectively to PCSB and Brookline.

Q.
Why am I receiving this proxy statement/prospectus?

A.
You are being asked to approve the merger of PCSB with and into Brookline, with Brookline as the surviving corporation, pursuant to the terms of the merger agreement that is described in this proxy statement/prospectus. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A.

In order to complete the merger, PCSB stockholders must vote to approve the merger. PCSB will hold the PCSB special meeting to obtain this required approval. This proxy statement/prospectus contains important information about the merger, the merger agreement, the PCSB special meeting, and other related matters, and you should read it carefully. The enclosed voting materials for the PCSB special meeting allow you to vote your shares of PCSB common stock without attending the PCSB special meeting.
We are delivering this proxy statement/prospectus to you as the proxy statement for the PCSB special meeting and the prospectus for the shares of Brookline common stock to be issued in connection with the merger. It is a proxy statement because PCSB’s board of directors is soliciting proxies from stockholders to vote on the approval and adoption of the merger agreement, and your proxy will be used at the PCSB special meeting or at any adjournment or postponement of the PCSB special meeting. It is a prospectus because Brookline will issue Brookline common stock to PCSB stockholders who receive stock consideration in the merger, and this prospectus contains information about Brookline common stock.

Q.
What do I need to do now?

A.
You should carefully read and consider the information contained or incorporated by reference into this proxy statement/prospectus, including its annexes. This proxy statement/prospectus contains important information about the merger, the merger agreement, Brookline and PCSB. After you have read and considered this information, PCSB stockholders are requested to submit a proxy by one of the methods described below in advance of the PCSB special meeting. Whether or not you plan to attend the PCSB special meeting in person, you are encouraged to vote as soon as possible so that your shares of common stock will be represented and voted at the PCSB special meeting. The proxy card will instruct the persons named on the proxy card to vote your shares at the PCSB special meeting as you direct. If you sign, date and send in a proxy card and do not indicate how you wish to vote, the proxy will be voted “FOR” approval and adoption of the merger agreement, “FOR” approval, on a non-binding advisory basis, of the merger-related named executive officer compensation, and, if necessary and appropriate, “FOR” the PCSB adjournment proposal.

Q.
Who can vote at the PCSB special meeting? (page 33)

A.
Holders of record of PCSB common stock at the close of business on July 8, 2022, which is the record date for the PCSB special meeting, are entitled to vote at the PCSB special meeting.

Q.
What is the difference between holding shares as a stockholder of record and as a beneficial owner of shares held in “street name”?

A.
If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC, you are considered the stockholder of record with respect to those shares. As a stockholder of record, you may vote at the PCSB special meeting or vote by proxy by one of the methods described below. If your shares are held in an account by a bank, broker or other nominee (the record holder of your shares), then you are the beneficial owner of shares held in “street name.” As the beneficial owner, you have the right to direct your record holder how to vote your shares of common stock, and the record holder is required to vote your shares of common stock in accordance with your instructions.

Q.
How may I vote my shares for the PCSB special meeting proposals presented in this proxy statement/prospectus? (page 33)

A.
PCSB is sending you this proxy statement to request that you allow your shares of PCSB common stock to be represented at the PCSB special meeting by the persons named in the enclosed proxy card. All shares of PCSB common stock represented at the meeting by properly executed and dated proxies will be voted according to the instructions indicated on the proxy card. If you sign, date and return a proxy card without giving voting instructions, your shares will be voted as recommended by the Board of Directors.

Instead of voting by completing and mailing a proxy card, registered stockholders can vote their shares of PCSB common stock via the Internet or by telephone. The Internet and telephone voting procedures are designed to authenticate stockholders’ identities, allow stockholders to provide their voting instructions and confirm that their instructions have been recorded properly. Specific instructions for Internet and telephone voting appear on the enclosed proxy card and for the benefit plans on the voting instruction cards. The deadline for Internet and telephone voting is 11:59 p.m., Eastern Time, on September 20, 2022.
Q.
If my shares are held in “street name” by my broker, bank or other nominee, will my broker, bank or other nominee automatically vote my shares for me? (page 33)

A.
No. Your broker, bank or other nominee will not vote your shares unless you provide instructions to your broker, bank or other nominee on how to vote. It is important that you provide timely instruction to your broker or bank to ensure that all shares of PCSB common stock that are voted at the PCSB special meeting. You should follow the vote instruction form sent to you by your broker, bank or other nominee with this proxy statement/prospectus explaining how you can vote.

Q.
What if I fail to submit a proxy or to instruct my broker, bank or other nominee to vote my shares? (page 33)

A.
If you fail to submit a proxy or to instruct your broker, bank or other nominee to vote your shares, your shares will not be voted. This will have the same effect as a vote against the proposals

Q.
What should I do if I receive more than one set of voting materials?

A.
You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your PCSB shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold PCSB shares. Please complete, sign, date and return each proxy card and voting instruction card that you receive, or otherwise follow the voting instructions set forth on the proxy card and voting instruction card

Q.
Can I change my vote after I have submitted a proxy? (page 36)

A.
Yes. If you directly hold shares of PCSB common stock in your name as a record holder, you can change your proxy vote at any time before your proxy is voted at the PCSB special meeting. You can do this by:

•
submitting a written statement that you would like to revoke your proxy to the corporate secretary of PCSB;

•
signing and returning a proxy card with a later date;

•
attending the PCSB special meeting and voting at the PCSB special meeting; or

•
voting by telephone or the Internet at a later time.

If you hold your shares in “street name” through a bank, broker, trustee or nominee and you have instructed the bank, broker, trustee or nominee to vote your shares, you must follow the directions received from your bank, broker, trustee or nominee to change those instructions
Q.
What happens if I sell my shares after the record date but before the PCSB special meeting?

A.
The record date for the PCSB special meeting is earlier than both the date of the PCSB special meeting and the date that the merger is expected to be completed. If you are a PCSB stockholder and you sell or otherwise transfer your PCSB shares after the record date but before the date of the PCSB special meeting, you will retain your right to vote at the PCSB special meeting, but you will transfer the right to receive the merger consideration to the person to whom you transferred your shares. In order to receive the merger consideration, you must hold your shares through completion of the merger

Q
What will PCSB stockholders receive in the merger? (page 69)

A.
If the merger agreement is approved and adoption by the holders of at least a majority of the shares of PCSB common stock outstanding and entitled to vote on the matter at the PCSB special meeting and the merger is subsequently completed, each outstanding share of PCSB common stock will be converted into the right to receive, subject to the terms and conditions of the merger agreement (including allocation procedures), at the election of the holder thereof, the following consideration: (i) $22.00 in cash or (ii) 1.3284 shares of Brookline common stock, plus cash in lieu of fractional shares. The allocation procedures included in the merger agreement are intended to ensure that 60% of the total number of shares of PCSB common stock outstanding immediately prior to the effective time of the merger will be converted into shares of Brookline common stock, and the remaining shares of PCSB common stock will be converted into cash.

Q.
Will PCSB stockholders receive any fractional share of Brookline common stock as part of the merger consideration? (page 70)

A.
No. Brookline will not issue any fractional shares of Brookline common stock in the merger. Instead, Brookline will pay you the cash value of a fractional share measured by the 10-day average stock price of Brookline common stock as reported on Nasdaq stock market (“Nasdaq”) for the ten consecutive trading day period ending on the fifth business day prior to the closing date, rounded to the nearest whole cent.

Q.
How do PCSB stockholders make an election as to the form of merger consideration they wish to receive? (page 70)

A.
An election form and other appropriate and customary transmittal materials will be mailed no less than 20 business days prior to the anticipated closing date of the merger (or such other date as PCSB and Brookline mutually agree) to each holder of record of PCSB common stock as of five business days prior to such mailing date. Each election form will permit the holder of record of PCSB common stock (or the beneficial owner through proper instructions and documentation) to elect to receive either (i) $22.00 in cash or (ii) 1.3284 shares of Brookline common stock, plus cash in lieu of fractional shares. You will also receive detailed instructions describing the procedures you must follow to make your election.

We are not making any recommendation to you as to whether you should elect to receive cash or shares of Brookline common stock in the merger. You should evaluate your own specific circumstances and investment preferences in making your election
Q.
Can PCSB stockholders elect to receive the merger consideration in the form of cash with respect to a portion of their PCSB shares and Brookline common stock with respect to the rest of their PCSB shares? (page 70)

A.
The election form and letter of transmittal will permit you, subject to the allocation procedures described in this proxy statement/prospectus, to receive at your election:

•
all of your merger consideration in the form of cash;

•
all of your merger consideration in the form of shares of Brookline common stock; or

•
a portion of your merger consideration in cash and the remaining portion in shares of Brookline common stock.

Q.
Will PCSB stockholders receive the form of consideration they elect? (page 70)

A.
The form of merger consideration you actually receive may differ from the form of consideration that you elect to receive. This is because the consideration to be received by each PCSB stockholder is subject to allocation procedures to ensure that 60% of total number of shares of PCSB common stock outstanding immediately prior to the effective time of the merger will be converted into shares of Brookline common stock, and the remaining shares of PCSB common stock will be converted into cash

Q.
Do PCSB stockholders have the right to dissent and obtain the fair market value of their shares? (page 37)

A.
No. Pursuant to Maryland law, PCSB stockholders do not have appraisal rights with respect to the merger

Q.
Should PCSB stockholders send in their stock certificates now? (page 70)

A.
No. You will receive separate written instructions for surrendering your shares of PCSB common stock in exchange for the merger consideration. In the meantime, you should retain your stock certificate(s) because they are still valid. Please do not send in your stock certificate(s) with your proxy card.

Q.
Where can I find more information about Brookline?

A.
You can find more information about Brookline from the various sources described in the section of this proxy statement/prospectus titled “Where You Can Find More Information” beginning on page 105.

BROOKLINE MARKET PRICE AND DIVIDEND INFORMATION
Brookline’s common stock currently trades on the Nasdaq Global Select Market under the symbol “BRKL.” On May 23, 2022, the last full trading day immediately preceding the public announcement of the merger, and on July 27, 2022, the most recent practicable date prior to the mailing of this proxy statement/prospectus, the last reported sales prices of Brookline’s common stock, as reported by the Nasdaq Global Select Market, were $14.96 per share and $13.93 per share, respectively. The market price of Brookline common stock is likely to fluctuate prior to the effective time of the merger. You are encouraged to obtain current trading prices for Brookline’s common stock in considering whether to vote on the matters being considered at the annual meeting and in completing your election form for the merger consideration.
Brookline expects that after the completion of the merger, subject to approval and declaration by the Brookline board of directors, it will continue to declare quarterly cash dividends on shares of its common stock consistent with past practices. The actual payment of dividends is subject to numerous factors, and no assurance can be given that Brookline will pay dividends following the completion of the merger or that dividends will not be reduced in the future. The current annualized rate of distributions on the shares of Brookline common stock is $.52 per share.
As of July 27, 2022, there were approximately 1,634 holders of record of Brookline’s common stock.

SUMMARY
This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To more fully understand the merger and for a more complete description of the legal terms of the merger, you should read this entire document, including the annexes, as well as the other documents to which we have referred you. See the section of this proxy statement/prospectus titled “Where You Can Find More Information” beginning on page 105. The page references in parentheses included in this summary will direct you to a more detailed description of each topic presented.
The Companies
Brookline (page 32)
Brookline Bancorp, Inc., a Delaware corporation, operates as a multi-bank holding company for Brookline Bank and its subsidiaries, Bank Rhode Island (“BankRI”) and its subsidiaries, Brookline Securities Corp. and Clarendon Private, LLC (“Clarendon Private”).
Brookline Bank, which includes its wholly owned subsidiaries, Longwood Securities Corp., First Ipswich Insurance Agency, and Eastern Funding LLC, operates 30 full-service banking offices and two lending offices in the greater Boston metropolitan area.
BankRI is headquartered in Providence, Rhode Island. BankRI, which includes its wholly owned subsidiaries, Acorn Insurance Agency, BRI Realty Corp. and BRI Investment Corp. and its wholly owned subsidiary, BRI MSC Corp., operates 20 full-service banking offices in the greater Providence, Rhode Island area.
As a commercially-focused financial institution with 50 full-service banking offices throughout greater Boston, the north shore of Massachusetts, and Rhode Island, Brookline, through Brookline Bank and BankRI, offers a wide range of commercial, business and retail banking services, including a full complement of cash management products, on-line banking services, consumer and residential loans and investment services, designed to meet the financial needs of small- to mid-sized businesses and individuals throughout central New England. Specialty lending activities including equipment financing are focused primarily in the New York and New Jersey metropolitan area. As full-service financial institutions, Brookline Bank and BankRI and their subsidiaries focus on the continued addition of well-qualified customers, the deepening of long-term banking relationships through a full complement of products and excellent customer service, and strong risk management. Clarendon Private is a registered investment advisor with the SEC. Through Clarendon Private, Brookline offers a wide range of wealth management services to individuals, families, endowments and foundations to help these clients meet their long-term financial goals.
The principal executive offices of Brookline are located at 131 Clarendon Street, Boston Massachusetts 02116, and the telephone number is (617) 425-4600.
PCSB (page 32)
PCSB is the bank holding company for PCSB Bank. On April 20, 2017, PCSB completed its initial public offering in connection with PCSB Bank’s conversion from a mutual savings bank to a stock savings bank. Other than holding the common stock of PCSB Bank, PCSB has not engaged in any significant business to date.
PCSB Bank is a New York-chartered commercial bank. PCSB Bank serves the banking needs of customers in the Lower Hudson Valley of New York State through its executive offices/headquarters and 14 banking offices located in Dutchess (two offices), Putnam (three offices), Rockland (one office) and Westchester (eight offices) Counties, New York. PCSB’s primary business activity is attracting deposits from the general public and using those funds primarily to originate and purchase commercial real estate loans, business loans and one- to four-family real estate loans and purchase investment securities.
PCSB’s primary market area encompasses all of Putnam and Westchester Counties and parts of Dutchess and Rockland Counties in New York, which are the counties in which its offices are located, and the surrounding areas.

The principal executive offices of PCSB is located at 2651 Strang Blvd., Suite 100, Yorktown Heights, New York 10598, and its telephone number is (914) 248-7272.
The PCSB Special Meeting
Date, Time and Place of the PCSB Special Meeting (page 33)
The PCSB special meeting will be held on September 21, 2022 at 11:00 a.m., local time, at PCSB’s headquarters, 2651 Strang Boulevard, Suite 100, Yorktown Heights, New York 10598.
Actions to be Taken at the PCSB Special Meeting (page 33)
At the PCSB special meeting, PCSB stockholders will be asked to consider and vote upon the following proposals:
•
the PCSB merger proposal;

•
the PCSB compensation proposal; and

•
the PCSB adjournment proposal.

Recommendation of the PCSB Board of Directors (page 33)
The PCSB board of directors recommends that you vote “FOR” the PCSB merger proposal, “FOR” the PCSB compensation proposal and “FOR” the PCSB adjournment proposal. See “The Merger — PCSB’s Reasons for the Merger; Recommendation of PCSB’s Board of Directors” beginning on page 44 for a more detailed discussion of the PCSB board of directors’ recommendation.
Record Date; Outstanding Shares; Shares Entitled to Vote (page 33)
The PCSB board of directors has fixed the close of business on July 8, 2022 as the record date for determination of PCSB stockholders entitled to notice of and to vote at the PCSB special meeting. As of the record date, there were 15,334,857 shares of PCSB common stock outstanding and entitled to vote.
Quorum; Vote Required (page 33)
Holders of a majority of the outstanding shares of PCSB common stock entitled to vote at the PCSB special meeting must be present, either in attendance or by proxy, to constitute a quorum at the PCSB special meeting. If you fail to submit a proxy prior to the PCSB special meeting, or to vote at the PCSB special meeting, your shares of PCSB common stock will not be counted towards a quorum. Abstentions are considered present for the purpose of establishing a quorum but will not be counted as votes cast at the meeting.
Share Ownership of PCSB Management; Voting Agreements (page 34)
In connection with the merger agreement, PCSB’s directors and certain executive officers executed voting agreements with Brookline under which they agreed to vote their shares in favor of the agreement. As of July 8, 2022, the record date for the PCSB special meeting, the directors and executive officers of PCSB who executed voting agreements may be deemed to be the beneficial owners of 709,992 shares of PCSB common stock, representing approximately 4.63% of the outstanding shares of PCSB common stock.
Proxies, Voting and Revocation (page 35)
A holder of PCSB shares may vote by proxy or at the PCSB special meeting. If you hold your shares of PCSB common stock in your name as a record holder, to submit a proxy, you, as a holder of PCSB common stock, may use one of the following methods:
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by telephone: by calling the toll-free number indicated on the accompanying proxy card and following the recorded instructions;

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through the Internet: by visiting the website indicated on the accompanying proxy card and following the instructions; or

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by completing and returning the accompanying proxy card in the enclosed postage-paid envelope. The envelope requires no additional postage if mailed in the United States.

PCSB requests that PCSB stockholders vote by telephone, over the Internet or by completing and signing the accompanying proxy card and returning it to PCSB as soon as possible in the enclosed postage-paid envelope.
If you directly hold shares of PCSB common stock in your name as a record holder, you can change your proxy vote at any time before your proxy is voted at the PCSB special meeting. You can do this by:
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submitting a written statement that you would like to revoke your proxy to the corporate secretary of PCSB;

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signing and returning a proxy card with a later date;

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attending the PCSB special meeting and voting at the PCSB special meeting; or

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voting by telephone or the Internet at a later time.

If you hold your shares in “street name” through a bank, broker, trustee or nominee and you have instructed the bank, broker, trustee or nominee to vote your shares, you must follow the directions received from your bank, broker, trustee or nominee to change those instructions.
Appraisal Rights (page 37)
Under Maryland law, PCSB stockholders do not have appraisal rights with respect to the merger.
The Merger
Structure of the Merger (page 69)
Brookline and PCSB entered into the merger agreement on May 23, 2022. The merger agreement provides for the merger of PCSB with and into Brookline. The surviving corporation in the merger will be Brookline. Following the merger, PCSB Bank will operate as a wholly owned subsidiary of Brookline.
The merger will occur following approval of the proposal to approve and adopt the merger agreement by PCSB’s stockholders and satisfaction or waiver of all other conditions to the merger, including regulatory approvals. The merger agreement is attached to this document as Annex A. We encourage you to read the merger agreement in its entirety because it is the legal document that governs the merger.
Merger Consideration for PCSB Stockholders (page 69)
If the merger agreement is approved and adopted by the holders of at least a majority of the shares of PCSB common stock outstanding and entitled to vote on the matter at the PCSB special meeting and the merger is subsequently completed, each outstanding share of PCSB common stock will be converted into the right to receive, subject to the terms and conditions of the merger agreement (including allocation procedures), at the election of the holder thereof, either: (i) $22.00 in cash or (ii) 1.3284 shares of Brookline common stock, plus cash in lieu of fractional shares. The allocation procedures included in the merger agreement are intended to ensure that 60% of total number of shares of PCSB common stock outstanding immediately prior to the effective time of the merger will be converted into shares of Brookline common stock, and the remaining shares of PCSB common stock will be converted into cash.
No fractional shares of Brookline common stock will be issued in connection with the merger. Instead, each PCSB stockholder will receive an amount of cash, in lieu of any fractional share, based on the 10-day average stock price of Brookline common stock as reported on Nasdaq for the ten consecutive trading day period ending on the fifth business day prior to the closing date, rounded to the nearest whole cent.
Subject to the terms of the merger agreement, 60% of the merger consideration will be paid in the form of Brookline common stock. As of July 27, 2022, there were 15,334,857 shares of PCSB common stock issued and outstanding and 1,320,963 shares of PCSB common stock reserved for issuance with respect to outstanding stock options. Based upon these numbers, assuming no exercise of outstanding stock options, this will result in current Brookline stockholders owning approximately 87% of the combined company and PCSB stockholders owning approximately 13% of the combined company.
Election Procedures for PCSB Stockholders (page 70)
An election form and other appropriate and customary transmittal materials will be mailed no less than 20 business days prior to the anticipated closing date or such other date as PCSB and Brookline agree to each holder of record of PCSB common stock as of five business days prior to such mailing date. Each election form will permit the holder of record of PCSB common stock (or the beneficial owner through proper instructions and documentation) to:
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elect to receive $22.00 per share in cash, without interest, in exchange for all shares of PCSB common stock that you hold;

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elect to receive 1.3284 shares of Brookline common stock in exchange for all shares of PCSB common stock that you hold;

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elect to receive $22.00 per share in cash, without interest, with respect to a portion of the shares of PCSB common stock that you hold, and 1.3284 shares of Brookline common stock with respect to your remaining shares; or

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make no election with respect to the consideration to be received by you in exchange for your shares of PCSB common stock.

You will have a limited period of time in which to complete the election form and return it as instructed. In order to be effective, a properly completed election form must be received by the exchange agent on or before 5:00 p.m., Eastern time, on the 25th day following the mailing date of the election form to PCSB stockholders, unless Brookline and PCSB mutually agree to another date and time as the election deadline, which date will be publicly announced by Brookline as soon as practicable prior to the election deadline. Those stockholders, if any, holding PCSB stock certificates will need to surrender your PCSB stock certificates to receive the appropriate consideration, but you should not send us any certificates now. You will receive detailed instructions on how to exchange your stock certificates along with your election form. If you do not submit an election form, you will receive instructions on where to surrender your PCSB stock certificates after the merger is completed.
If your shares or a portion of your shares of PCSB common stock are held in “street name” by a broker, bank or other nominee, an election form will be mailed to the broker, bank or other nominee with respect to those shares.
Allocation Procedures for PCSB Stockholders (page 70)
Your ability to elect to receive cash or shares of Brookline common stock in exchange for shares of PCSB common stock in the merger is subject to allocation procedures set forth in the merger agreement. Whether you receive the amount of cash and/or stock you request in your election form will depend in part on the elections of other PCSB stockholders. You may not receive the form of consideration that you elect in the merger, and you may instead receive a pro rata amount of cash and Brookline common stock.
If you have a preference for receiving either cash or Brookline common stock for your shares of PCSB common stock, you should return the election form indicating your preference. PCSB stockholders who make an election will be accorded priority over those stockholders who make no election in instances where the cash consideration or stock consideration must be re-allocated in order to achieve the required ratio of PCSB shares being converted into the right to receive cash and Brookline common stock. If you do not make an election, you will be allocated cash and/or Brookline common stock depending on the elections made by other PCSB stockholders. Please see the examples set forth in the section of this proxy statement/prospectus titled “The Merger Agreement — Allocation Procedures” beginning on page 70. However, even if you do make an election, the form of merger consideration you actually receive may differ from the form of merger consideration you elect to receive.

Because the tax consequences of receiving cash will differ from the tax consequences of receiving Brookline common stock, you should carefully read the section of this proxy statement/prospectus titled “Material United States Federal Income Tax Consequences of the Merger” beginning on page 90.
Treatment of PCSB Stock Options (page 74)
At the effective time of the merger, each outstanding option to purchase PCSB common stock, whether vested or unvested, and which has not been previously exercised or canceled, will be automatically canceled and, on the closing date, PCSB shall pay to the holder thereof cash in an amount equal to the product of (i) the number of shares of PCSB common stock underlying such stock option (whether vested or unvested) and (ii) the excess, if any, of $22.00 per share over the exercise price per share of such stock option. The cash payment will be made without interest and will be net of all applicable withholding taxes. As of July 27, 2022, there were outstanding 1,320,963 options to purchase shares of PCSB common stock.
Treatment of PCSB Restricted Stock (page 74)
As of immediately prior to the effective time of the merger, all restricted stock awards granted by PCSB will vest in full so as to no longer be subject to any forfeiture or vesting requirements, and all such shares of PCSB common stock shall be converted into the right to receive the merger consideration.
Opinion of PCSB’s Financial Advisor (page 44)
PCSB retained Piper Sandler & Co. (“Piper Sandler”) to act as financial advisor to PCSB’s board of directors in connection with PCSB’s consideration of a possible business combination. PCSB selected Piper Sandler to act as its financial advisor because Piper Sandler is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Piper Sandler is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.
Piper Sandler acted as financial advisor to PCSB’s board of directors in connection with the proposed merger and participated in certain of the negotiations leading to the execution of the merger agreement. At the May 23, 2022 meeting at which PCSB’s board of directors considered the merger and the merger agreement, Piper Sandler delivered to the board of directors its oral opinion, which was subsequently confirmed in writing on May 23, 2022, to the effect that, as of such date, the merger consideration was fair to the holders of PCSB’s common stock from a financial point of view. The full text of Piper Sandler’s opinion is attached as Annex B to this proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Piper Sandler in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of PCSB common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.
Interests of PCSB Directors and Executive Officers in the Merger (page 60)
In considering the recommendation of the board of directors of PCSB, PCSB’s stockholders should be aware that the directors and executive officers of PCSB have interests in the merger that are different from, or in addition to, the interests of PCSB’s other stockholders generally. The board of directors of PCSB was aware of these interests and considered them, among other matters, in approving the merger agreement and related transactions.
These interests include:
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employment agreements with each of Joseph D. Roberto, Chairman, President and Chief Executive Officer of PCSB and PCSB Bank; Scott D. Nogles, Executive Vice President and Chief Operating Officer of PCSB and PCSB Bank; and Michael P. Goldrick, Executive Vice President and Chief Lending Officer of PCSB Bank, that provide for cash severance payments and continued non-taxable medical and dental insurance if the executive’s employment is voluntarily terminated for good reason or involuntarily terminated without cause following a change in control and during the term of the employment agreement;

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change in control agreements with each of Carol Bray, Senior Vice President and Chief Information Officer; Jeffrey Helf, Senior Vice President and Chief Financial Officer; Ruth Leser, Senior Vice President and Director of Human Resources; Michelle Nicholas, Senior Vice President, Chief Diversity Officer and Director of Community Development; Dominick Petramale, Senior Vice President and Chief Retail Officer, Director of Cash Management Services; Richard Petrone, Senior Vice President and Chief Credit Officer; and Clifford Weber, Senior Vice President, Chief Risk Officer and General Counsel, that provide for cash severance payments and continued non-taxable medical and dental insurance if the executive’s employment is voluntarily terminated for good reason or involuntarily terminated without cause following a change in control and during the term of the change in control agreement;

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interests under supplemental retirement arrangements with each of Messrs. Roberto, Nogles and Goldrick, which will be paid in a lump sum to Messrs. Roberto, Nogles and Goldrick in connection with the merger;

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the termination, accelerated vesting and payment of all outstanding PCSB stock options in an amount equal to $22.00 minus the exercise price of each option;

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the acceleration of vesting of all outstanding PCSB restricted stock awards, which will be exchanged for the merger consideration;

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interests under a director fee deferral plan with certain directors which will be paid in a lump sum in connection with the merger;

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a consulting agreement that Brookline entered into with Mr. Roberto;

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an employment agreement that Brookline and PCSB Bank entered into with Mr. Goldrick;

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a member of the Board of Directors of PCSB Bank will be appointed as a director of Brookline and the remaining members of the Board of Directors of PCSB Bank will continue to serve on the Board of Directors of PCSB Bank immediately after the merger; and

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the rights of PCSB officers and directors under the merger agreement to continued indemnification coverage and continued coverage under directors’ and officers’ liability insurance policies.

For a more complete description of these interests, see “The Merger — Interests of PCSB’s Directors and Executive Officers in the Merger.”
No Solicitation (page 77)
PCSB has agreed that neither it nor its subsidiaries and the respective officers, directors, employees, investment bankers, financial advisors, attorneys, accountants, consultants, affiliates and other agents of PCSB and its subsidiaries will directly or indirectly:
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initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an acquisition proposal;

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participate in any discussions or negotiations regarding any acquisition proposal or furnish, or otherwise afford access, to any person (other than Brookline) any information or data with respect to PCSB or any of its subsidiaries or otherwise relating to an acquisition proposal;

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release any person from, waive any provisions of, or fail to enforce any confidentiality agreement or standstill agreement to which PCSB is a party; or

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enter into any agreement, agreement in principle or letter of intent with respect to any acquisition proposal or approve or resolve to approve any acquisition proposal or any agreement, agreement in principle or letter of intent relating to an acquisition proposal.

However, PCSB is not prohibited from participating in any discussions or negotiations regarding any acquisition proposal or furnish, or otherwise afford access, to any person any information or data with respect to PCSB or any of its subsidiaries or otherwise relating to an acquisition proposal only if (i) PCSB has received a bona fide unsolicited written acquisition proposal that did not result from a breach of its non-solicit obligations; (ii) PCSB’s board of directors determines in good faith, after consultation with and having considered the advice of its outside legal counsel and its independent financial advisor, that (A) such acquisition proposal constitutes or is reasonably likely to lead to a superior proposal and (B) it is required to take such actions to comply with its fiduciary duties to PCSB’s stockholders under applicable law; (iii) PCSB has provided Brookline with at least three business days’ prior notice of such determination; and (iv) prior to furnishing or affording access to any information or data with respect to PCSB or any of its subsidiaries or otherwise relating to an acquisition proposal, PCSB receives from such person a confidentiality agreement with terms no less favorable to PCSB than those contained in the confidentiality agreement with Brookline, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with PCSB.
PCSB’s board of directors and any committee of the board of directors will not (i) withdraw, qualify, amend or modify, or propose to withdraw, qualify, amend or modify, in a manner adverse to Brookline in connection with the transactions contemplated by the merger agreement, the recommendation of the PCSB board of directors to approve the merger agreement, fail to reaffirm the recommendation of the PCSB board of directors to approve the merger agreement within five business days following a request by Brookline, or make any statement, filing or release, in connection with the PCSB special meeting or otherwise, inconsistent with the recommendation of the PCSB board of directors to approve the merger agreement; (ii) approve or recommend, or propose to approve or recommend, any acquisition proposal; or (iii) enter into (or cause PCSB or any of its subsidiaries to enter into) any letter of intent, agreement in principle, acquisition agreement or other agreement (A) related to any acquisition transaction (other than a confidentiality agreement as described above) or (B) requiring PCSB to abandon, terminate or fail to consummate the merger or any other transaction contemplated by the merger agreement.
However, prior to the time the merger agreement is approved and adopted by the PCSB stockholders, PCSB’s board of directors may withdraw, qualify, amend or modify the recommendation of the PCSB board of directors to approve the merger agreement after the fifth business day following Brookline’s receipt of a notice from PCSB advising Brookline that PCSB’s board of directors has decided that a bona fide unsolicited written acquisition proposal that it received (and that did not result from a breach its non-solicitation obligations) constitutes a superior proposal only if (i) PCSB’s board of directors has reasonably determined in good faith, after consultation with and having considered the advice of its outside legal counsel and its financial advisor, that it is required to take such actions to comply with its fiduciary duties to PCSB’s stockholders under applicable law, (ii) during the five business day period after receipt of such notice by Brookline, PCSB and PCSB’s board of directors will cooperate and negotiate in good faith with Brookline to make such adjustments, modifications or amendments to the terms and conditions of the merger agreement as would enable PCSB to proceed with the recommendation of the PCSB board of directors to approve the merger agreement and (iii) at the end of such five business day period the PCSB board of directors again determines in good faith (A) it is required to take such actions to comply with its fiduciary duties to PCSB’s stockholders under applicable law and (B) that such acquisition proposal constitutes a superior proposal.
Conditions to the Merger (page 74)
Brookline and PCSB will not complete the merger unless a number of conditions are satisfied or waived, including:
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the merger agreement is approved and adopted by the requisite affirmative vote of the stockholders of PCSB;

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all regulatory approvals are obtained and remain in full force and effect and all statutory waiting periods in respect thereof having been expired, and no regulatory approval imposes any term, condition or restriction upon Brookline or any of its subsidiaries that Brookline reasonably determines is a burdensome condition;

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the absence of any order, decree or injunction in effect, or any law, statute or regulation enacted or adopted, that enjoins, prohibits, materially restricts or makes illegal the consummation of the transactions provided for in the merger agreement;

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the registration statement, of which this proxy statement/prospectus is a part, is declared effective and the absence of any proceeding or threatened proceeding to suspend, or stop order suspending, that effectiveness;

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the shares of Brookline common stock that will be issued pursuant to the merger agreement are authorized for listing on Nasdaq, subject to official notice of issuance;

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each of the representations and warranties of the parties contained in the merger agreement are true and correct as of the date of the merger agreement and as of the closing date of the merger, unless the failure of those representations and warranties to be true and correct, individually or in the aggregate, has not had, or would not reasonably be likely to have, a material adverse effect on such party;

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each and all of the agreements and covenants of the parties to be performed and complied with pursuant to the merger agreement on or prior to the closing date of the merger are duly performed and complied with in all material respects;

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Brookline receives an opinion from its tax counsel, or such other counsel as provided for in the merger agreement, that the merger will be treated for federal income tax purposes as a “reorganization” under Section 368(a) of Internal Revenue Code of 1986, as amended (the “Code”); and

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PCSB receives an opinion from its tax counsel, or such other counsel as provided for in the merger agreement, that the merger will be treated for federal income tax purposes as a “reorganization” under Section 368(a) of the Code.

Termination of the Merger Agreement (page 78)
The merger agreement may be terminated and the merger and the transactions provided for in the merger agreement abandoned as follows:
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by mutual written consent of the parties;

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by Brookline or PCSB if the merger is not consummated by June 1, 2023, unless the terminating party’s failure to comply with the merger agreement was the cause of the failure of the merger to occur on or before this date;

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by Brookline or PCSB if the other party materially breaches any of its representations, warranties, covenants or agreements contained in the merger agreement (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement), and the breach cannot be or has not been cured within 30 days of written notice of the breach and such breach would entitle the non-breaching party not to consummate the transactions provided for in the merger agreement;

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by Brookline or PCSB if (1) any regulatory approval required for consummation of the merger and the other transactions provided for in the merger agreement has been denied by final nonappealable action of any regulatory authority, or (2) any governmental entity has issued a final nonappealable order, injunction or decree enjoining or otherwise prohibiting the transactions provided for in the merger agreement, provided in either case that the terminating party has used its reasonable best efforts to have the order, injunction or decree lifted;

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by Brookline or PCSB if the required approval of the merger agreement by PCSB stockholders is not obtained;

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by Brookline,

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if the PCSB board of directors:

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withdraws, qualifies, amends, modifies or withholds its recommendation to the PCSB stockholders to vote in favor of the merger or makes any statement, filing or release that is inconsistent with such recommendation;

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materially breaches its obligation to call, give notice of, hold and commence the special meeting or to solicit proxies in favor of approval of the merger agreement and the merger;

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in response to a tender offer or exchange offer for outstanding shares of PCSB common stock that has been publicly disclosed (other than by Brookline or an affiliate of Brookline), recommends that the holders of PCSB common stock tender their shares of PCSB common stock in such tender offer or exchange offer or, within ten business days after the commencement of such tender offer or exchange offer, the PCSB board of directors fails to publicly recommend against such tender offer or exchange offer within five business days of being requested to do so by Brookline (provided that Brookline may make such request only once with respect to any such tender offer or exchange offer unless such tender offer or exchange offer is subsequently modified in which case Brookline may make such request once each time such modification is made); or
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at any time after the end of ten business days following the receipt of an acquisition proposal, fails to publicly reaffirm the recommendation to the PCSB stockholders to vote in favor of the merger within five business days following a request to do so by Brookline.

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PCSB has breached its non-solicitation obligations.

Termination Fee (page 80)
Under the terms of the merger agreement, PCSB must pay Brookline a termination fee of $12,000,000 if:
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Brookline terminates the merger agreement because, (i) PCSB’s board of directors (A) withdraws, qualifies, amends, modifies or withholds its recommendation, or makes any statement, filing or release, in connection with the special meeting or otherwise, inconsistent with such recommendation (it being understood that taking a neutral position or no position with respect to an acquisition proposal shall be considered an adverse modification of its recommendation), (B) materially breaches its obligation to call, give notice of and commence the special meeting under the merger agreement, (C) in response to a tender offer or exchange offer for outstanding shares of PCSB common stock that has been publicly disclosed (other than by Brookline or an affiliate of Brookline), recommends that the holders of PCSB tender their shares of PCSB common stock in such tender offer or exchange offer or, within ten business days after the commencement of such tender offer or exchange offer, the PCSB board of directors fails to publicly recommend against such tender offer or exchange offer within five business days of being requested to do so by Brookline (provided that Brookline may make such request only once with respect to any such tender offer or exchange offer unless such tender offer or exchange offer is subsequently modified in which case Brookline may make such request once each time such modification is made), or (D) at any time after the end of ten business days following the receipt of an acquisition proposal, the PCSB board of directors shall have failed to publicly reconfirm its recommendation within five business days of being requested to do so by Brookline, or (ii) there shall have been a material breach by PCSB of its non-solicitation obligations under the merger agreement;

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Either party terminates the merger agreement because (i) the affirmative vote of holders of at least a majority of PCSB common stock outstanding and entitled to vote on the merger agreement (the “stockholder approval”) shall not have been obtained at the special meeting (provided that PCSB shall only be entitled to terminate the merger agreement if it has complied in all material respects with its obligations under the merger agreement related to the special meeting) or (ii) the merger is not consummated by June 1, 2023 (except to the extent that the failure of the merger to be consummated shall be due to the failure of the party seeking to terminate the merger agreement to perform or observe the covenants and agreements of such party set forth in the merger agreement) due to the failure to obtain the stockholder approval required for the consummation of the merger, and (A) an acquisition proposal with respect to PCSB shall have been publicly announced, disclosed or otherwise communicated to the PCSB board of directors or senior management prior to the special meeting (including any adjournment or postponement thereof) or prior to June 1, 2023, as applicable, and (B) within 12 months of such termination, PCSB will have (x) consummated a transaction qualifying as an acquisition transaction or (y) entered into a definitive agreement with respect to an acquisition transaction (however, all references in the definition of acquisition transaction to “20%” shall instead refer to “50%”); and

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Brookline terminates the merger agreement as a result of PCSB’s intentional breach of any representation, warranty, covenant or other agreement contained in the merger agreement, which breach cannot be or has not been cured within 30 days after the giving of written notice to

PCSB of such breach or June 1, 2023, if earlier and (i) an acquisition proposal with respect to PCSB shall have been publicly announced, disclosed or otherwise communicated to PCSB’s board of directors or senior management prior to any breach by PCSB of any representation, warranty, covenant or other agreement giving rise to such termination by Brookline or during the cure period discussed above and (ii) within 12 months of such termination, PCSB will have (A) consummated a transaction qualifying as an acquisition transaction or (B) entered into a definitive agreement with respect to an acquisition transaction (however, all references in the definition of acquisition transaction to “20%” shall instead refer to “50%”).
Effective Time of the Merger
We expect that the merger will be completed as soon as practicable following the satisfaction or waiver of all closing conditions, including approval of the merger agreement by PCSB stockholders and receipt of all regulatory approvals. The parties cannot be certain whether or when any of the conditions to the merger will be satisfied or waived, where permissible. We currently expect to complete the merger during the second half of 2022; however, because the merger is subject to conditions beyond our control, we cannot predict the actual timing of the closing.
Material Federal Income Tax Consequences for PCSB Stockholders (page 90)
Each of Brookline and PCSB will receive an opinion of counsel to the effect that, based on certain facts, representations and assumptions, the merger will be treated as a “reorganization” pursuant to section 368(a) of the Internal Revenue Code of 1986, as amended, for federal income tax purposes. Accordingly, you generally will not recognize any gain or loss on the exchange of shares of PCSB common stock solely for shares of Brookline common stock, except with respect to any cash received in lieu of fractional shares of Brookline common stock. However, you generally will be taxed if you receive cash in exchange for your shares of PCSB common stock. Each of Brookline’s and PCSB’s obligations to complete the merger are conditioned on its receipt of this opinion, dated as of the effective date of the merger, regarding certain federal income tax consequences of the merger.
Tax matters are complicated, and the tax consequences of the merger to you will depend upon the facts of your particular situation and on whether you receive stock, cash or a mix of stock and cash in the merger. In addition, you may be subject to state, local or foreign tax laws that are not discussed in this proxy statement/prospectus. Accordingly, we strongly urge you to consult your own tax advisor for a full understanding of the tax consequences to you of the merger.
Required Regulatory Approvals (page 87)
To complete the merger, Brookline and PCSB need the prior approval of the Board of Governors of the Federal Reserve System, or the “Federal Reserve”, the Massachusetts Commissioner of Banks (Board of Bank Incorporation), or the “BBI”, and New York State Department of Financial Services, or “NYDFS”. Prior to the PCSB special meeting, Brookline will have filed all necessary applications and notices with the applicable regulatory authorities. Brookline cannot predict, however, whether or when the required regulatory approvals will be obtained or whether any such approvals will impose any burdensome condition upon Brookline.
Accounting Treatment (page 59)
The merger will be accounted for using the acquisition method of accounting with Brookline treated as the acquiror. Under this method of accounting, PCSB’s assets and liabilities will be recorded by Brookline at their respective fair values as of the closing date of the merger. Any excess of purchase price over the net fair values of PCSB’s assets and liabilities will be recorded as goodwill. Any excess of the fair value of PCSB’s net assets over the purchase price will be recognized in earnings by Brookline on the closing date of the merger. Financial statements of Brookline issued after the merger will reflect these values, but will not be restated retroactively to reflect the historical financial position or results of operations of PCSB prior to the merger. The results of operations of PCSB will be included in the results of operations of Brookline beginning on the day after the effective date of the merger.

Listing of Brookline Common Stock to be Issued in the Merger (page 59)
Brookline’s common stock is quoted on Nasdaq under the trading symbol “BRKL.” Under the terms of the merger agreement, Brookline will file a notice of additional listing of shares with Nasdaq with respect to the shares of Brookline common stock to be issued to the holders of PCSB common stock in the merger so that these shares will be listed and traded on Nasdaq following the merger.
Differences Between Rights of Holders of Brookline and PCSB(page 95)
The rights of PCSB stockholders currently are governed by PCSB’s charter and bylaws, and Maryland law. After the merger is completed, PCSB stockholders who receive Brookline common stock in the merger will become stockholders of Brookline, and, therefore, their rights as stockholders of Brookline will be governed by Brookline’s charter and bylaws, and by Delaware law. This means that, as a result of the merger, PCSB stockholders will have different rights when they become holders of Brookline common stock than they currently have as holders of PCSB common stock.

RISK FACTORS
In addition to the other information contained in or incorporated by reference into this proxy statement/prospectus, including the matters addressed in the section of this proxy statement/prospectus titled “Cautionary Statement Concerning Forward-Looking Information” on page 23, you should carefully consider the following risk factors described below in deciding how to vote. Brookline’s and PCSB’s respective businesses are subject to numerous risks and uncertainties, including the risks and uncertainties described, in the case of Brookline, in its Annual Report on Form 10-K for the year ended December 31, 2021 and in the case of PCSB, in its Annual Report on Form 10-K for the year ended June 30, 2021, each of which are incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 105 of this proxy statement/prospectus.
Risks Relating to the Merger
Because the market price of Brookline common stock may fluctuate, you cannot be certain of the precise value of the stock portion of the merger consideration you may receive in the merger.
Upon completion of the merger, the shares of PCSB common stock outstanding immediately prior to the effective time of the merger will be converted into the right to receive consideration in the form of either cash or Brookline common stock, subject to allocation procedures to ensure that 60% of the outstanding shares of PCSB common stock will be converted to Brookline common stock. The exchange ratio for the stock portion of the merger consideration is fixed. Thus, any change in the price of Brookline common stock will affect the aggregate value of any stock consideration that PCSB stockholders receive in the merger.
There will be a time lapse between each of the date of this proxy statement/prospectus, the date on which PCSB stockholders vote to approve the merger agreement at the PCSB special meeting and the date on which PCSB stockholders entitled to receive shares of Brookline common stock actually receive such shares. The market value of Brookline common stock may fluctuate during these periods as a result of a variety of factors, including general market and economic conditions, impacts and disruptions resulting from the ongoing COVID-19 pandemic, changes in Brookline’s business, operations and prospects and regulatory considerations. Many of these factors are outside of the control of Brookline and PCSB. Consequently, at the time PCSB stockholders must decide whether to approve the merger, they will not know the actual market value of the shares of Brookline common stock they will receive when the merger is completed. The actual value of the shares of Brookline common stock received by the PCSB stockholders will depend on the market value of shares of Brookline common stock on that date. You should obtain current market quotations for shares of Brookline common stock and for shares of Brookline common stock.
PCSB stockholders may not receive the form of merger consideration that they elect.
Your right as a PCSB stockholder to receive the consideration you elect for your shares is limited because of the allocation procedures set forth in the merger agreement, which are intended to ensure that 60% of the outstanding shares of PCSB common stock will be converted to Brookline common stock. If the total stock elections by PCSB stockholders are greater, or less, than the aggregate stock consideration to be paid in the merger, you may not receive the form of consideration that you elect and you may receive a pro rata amount of cash and Brookline common stock. A detailed discussion of the election and allocation provisions of the merger agreement is set forth in the sections of this proxy statement/prospectus titled “The Merger Agreement — Merger Consideration,” “— Election Procedures” and “— Allocation Procedures,” beginning on page 70. We recommend that you carefully read this discussion and the merger agreement attached to this proxy statement/prospectus as Annex A.
PCSB’s stockholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.
Currently, PCSB’s stockholders have the right to vote in the election of the board of directors of PCSB and the power to approve or reject any matters requiring stockholder approval under the Maryland General Corporation Law, or “MGCL”, and PCSB’s charter and bylaws. Upon the completion of the merger, each PCSB stockholder who receives shares of Brookline common stock will become a stockholder of Brookline with a percentage ownership of Brookline that is smaller than the stockholder’s current percentage ownership of PCSB. After the merger, former PCSB stockholders are expected to become owners of approximately 13% of the outstanding shares of Brookline common stock, without giving effect to any shares of Brookline common stock held by PCSB stockholders prior to the merger. Even if all former PCSB stockholders voted together on all matters presented to Brookline’s stockholders, from time to time, the former PCSB stockholders would exercise significantly less influence over Brookline after the merger relative to their influence over PCSB prior to the merger, and thus would have a less significant impact on the approval or rejection of future PCSB proposals submitted to a stockholder vote.
There is no assurance when or even if the merger will be completed.
The merger agreement is subject to a number of conditions which must be fulfilled in order to complete the merger. Those conditions include:
•
approval and adoption of the merger agreement and the merger by PCSB stockholders;

•
the receipt of required regulatory approvals;

•
absence of orders prohibiting the completion of the merger;

•
effectiveness of the registration statement of which this proxy statement/prospectus is a part;

•
the continued accuracy of the representations and warranties by both parties and the performance by both parties of their covenants and agreements; and

•
the receipt by both parties of legal opinions from their respective tax counsels.

There can be no assurance that the parties will be able to satisfy the closing conditions or that closing conditions beyond their control will be satisfied or waived.
The merger agreement may be terminated in accordance with its terms and the merger may not be completed.
The merger agreement is subject to a number of conditions which must be fulfilled in order to complete the merger. Those conditions include, among other things: the approval of the proposal to approve and adopt the merger agreement by PCSB stockholders, the receipt of all required regulatory approvals, the absence of any order, injunction, or other legal restraint, the accuracy of representations and warranties under the merger agreement (subject to the materiality standards set forth in the merger agreement), Brookline’s and PCSB’s performance of their respective obligations under the merger agreement in all material respects and each of Brookline’s and PCSB’s receipt of a tax opinion to the effect that the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code. These conditions to the closing of the merger may not be fulfilled in a timely manner or at all, and, accordingly, the merger may be delayed or may not be completed. In addition, Brookline and PCSB may opt to terminate the merger agreement under certain circumstances. Such circumstances include if the merger is not completed by June 1, 2023, either Brookline or PCSB may choose not to proceed with the merger, except to the extent that the failure to consummate the proposed merger is due to the failure of the party seeking to terminate the merger agreement to comply with its covenants and agreements. Brookline and PCSB can also mutually decide to terminate the merger agreement at any time, before or after PCSB stockholder approval. If the merger agreement is terminated under certain circumstances, PCSB may be required to pay a termination fee of $12,000,000 to Brookline. See the section entitled “The Merger Agreement — Termination Fee” beginning on page 80 for a fuller description of these circumstances.
Regulatory approvals may not be received or may take longer than expected in order to be obtained.
Brookline is required to obtain the approvals of the Federal Reserve, the BBI, and the NYDFS prior to completing the merger. Obtaining the approval of these regulatory agencies may delay the date of completion of the merger. In addition, it is possible that, among other things, restrictions on the combined operations of the two companies may be sought by governmental agencies as a condition to obtaining the required regulatory approvals. This may diminish the benefits of the merger to Brookline or have an adverse effect on Brookline following the merger and prevent it from achieving the expected benefits of the merger. Brookline has the right to terminate the merger agreement if the approval of any governmental authority required for consummation of the merger and the other transactions provided for in the merger agreement, imposes any term, condition or restriction upon Brookline or any of its subsidiaries that Brookline reasonably determines would (a) prohibit or materially limit the ownership or operation by PCSB, or by Brookline or any of its subsidiaries, of all or any material portion of the business or assets of the PCSB or Brookline or any of its subsidiaries, (b) compel Brookline or any of its subsidiaries to dispose of or hold separate all or any material portion of the business or assets of PCSB or Brookline or any of its subsidiaries or (c) compel Brookline or any of its subsidiaries to take any action, or commit to take any action, or agree to any condition or request, if the prohibition, limitation, condition or other requirement described in clauses (a)-(c) of this sentence would have a material adverse effect on the future operation by Brookline and its subsidiaries of their business, taken as a whole.
PCSB’s directors and executive officers have financial interests in the merger that may be different from, or in addition to, the interests of PCSB stockholders.
Holders of PCSB common stock should be aware that some of PCSB’s directors and executive officers may have interests in the merger and have arrangements that are different from, or in addition to, those of holders of PCSB common stock generally. The PCSB board was aware of these interests and considered these interests, among other matters, when making its decision to approve the merger and merger agreement, and in recommending that stockholders vote to approve the merger agreement. See “The Merger — Interests of PCSB’s Directors and Executive Officers in the Merger” beginning on page 60.
The shares of Brookline common stock to be received by PCSB stockholders as a result of the merger will have different rights from shares of PCSB common stock.
Following completion of the proposed merger, PCSB stockholders who receive shares of Brookline common stock in the merger will become stockholders of Brookline. There will be important differences between your current rights as a PCSB stockholder and the rights to which you will be entitled as a Brookline stockholder. See the section of this proxy statement/prospectus titled “Comparison of Stockholder Rights” beginning on page 75 for a discussion of the different rights associated with Brookline common stock and PCSB common stock.
PCSB will be subject to business uncertainties and contractual restrictions while the merger is pending.
These uncertainties may impair PCSB’s ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others who deal with PCSB and PCSB Bank to seek to change existing business relationships with PCSB and PCSB Bank. PCSB’s employee retention and recruitment may be particularly challenging prior to the effective time of the merger, as employees and prospective employees may experience uncertainty about their future roles with the combined company.
The pursuit of the merger and the preparation for the integration may place a significant burden on management and internal resources. Any significant diversion of management attention away from ongoing business and any difficulties encountered in the transition and integration process could affect PCSB’s financial results. In addition, the merger agreement requires that PCSB operate in the usual, regular and ordinary course of business and restricts PCSB from taking certain actions prior to the effective time of the merger or termination of the merger agreement without Brookline’s consent. These restrictions may prevent PCSB from pursuing attractive business opportunities that may arise prior to the completion of the merger.
If the merger is not completed, PCSB will have incurred substantial expenses without PCSB stockholders realizing the expected benefits.
PCSB has incurred, and will continue to incur, substantial expenses in connection with the transactions described in this proxy statement/prospectus. If the merger is not completed, these expenses may have a material adverse impact on the operating results of PCSB.
The opinion received by PCSB’s board of directors from Piper Sandler prior to the signing of the merger agreement will not reflect any changes in circumstances that may have occurred since the date of the opinion.
The opinion rendered by Piper Sandler, financial advisors to PCSB, to PCSB’s board of directors on May 23, 2022, to the effect that, as of such date and subject to the matters considered, assumptions made and qualifications and limitations as set forth therein, the merger consideration was fair, from a financial point of view, to the holders of PCSB common stock, was based upon such information available to Piper Sandler as of the date of such opinion. The opinion does not reflect any events or changes that may have occurred after the date on which such opinion was delivered, including changes to the business, financial condition, results of operations and prospects of Brookline or PCSB, changes in business, financial, economic, market and other conditions, or other events or changes which may be beyond the control of Brookline and PCSB. Any such changes may alter the relative value of Brookline or PCSB or the prices at which shares of Brookline common stock or PCSB common stock may trade prior to the time the merger is completed. The opinion does not speak as of the date the merger will be completed or as of any date other than the date of such opinion. See “The Merger — Opinion of PCSB’s Financial Advisor” and Annex B to this proxy statement/prospectus.
Litigation related to the merger may be filed against PCSB, PCSB’s board of directors, Brookline and Brookline’s board of directors in the future, which could prevent or delay the completion of the merger, result in the payment of damages or otherwise negatively impact the business and operations of Brookline and PCSB.
Litigation related to the merger may be filed against PCSB, PCSB’s board of directors, Brookline and Brookline’s board of directors in the future. The outcome of any litigation is uncertain. If any plaintiff were successful in obtaining an injunction prohibiting Brookline or PCSB from completing the merger or any of the other transactions contemplated by the merger agreement, then such injunction may delay or prevent the effectiveness of the merger and could result in significant costs to Brookline and/or PCSB, including costs in connection with the defense or settlement of any stockholder lawsuits filed in connection with the merger. Further, such lawsuits and the defense or settlement of any such lawsuits may have an adverse effect on the financial condition and results of operations of Brookline and PCSB.
Brookline may be unable to successfully integrate PCSB’s operations and may not realize the anticipated benefits of acquiring PCSB.
The merger involves the integration of two companies that previously operated independently. The difficulties of combining the companies’ operations include:
•
integrating personnel with diverse business backgrounds;

•
integrating departments, systems, operating procedures and information technologies;

•
combining different corporate cultures;

•
retaining existing customers and attracting new customers; and

•
retaining key employees.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of the combined company’s businesses and the loss of key personnel. The diversion of management’s attention and any delays or difficulties encountered in connection with the merger and the integration of the two companies’ operations could have a material adverse effect on the business and results of operations of the combined company.
The success of the merger will depend, in part, on Brookline’s ability to realize the anticipated benefits and cost savings from combining the business of Brookline with PCSB. If Brookline is unable to successfully integrate PCSB, the anticipated benefits and cost savings of the merger may not be realized fully or may take longer to realize than expected. For example, Brookline may fail to realize the anticipated increase in earnings and cost savings anticipated to be derived from the acquisition. In addition, as with regard to any merger, a significant change in interest rates or economic conditions or decline in asset valuations may also cause Brookline not to realize expected benefits and result in the merger not being as accretive as expected.
The market price of Brookline common stock after the merger may be affected by factors different from those affecting the shares of Brookline or PCSB currently.
The businesses of Brookline and PCSB differ and, accordingly, the results of operations of the combined company and the market price of the combined company’s shares of common stock may be affected by factors different from those currently affecting the independent results of operations and market prices of common stock of each of Brookline and PCSB. For a discussion of the businesses of Brookline and PCSB and of certain risk factors to consider in connection with their businesses, see the documents incorporated by reference in this proxy statement/prospectus and referred to in the section of this proxy statement/prospectus titled “Where You Can Find More Information” beginning on page 105.
Risks Relating to Brookline’s Business
You should read and consider risk factors specific to Brookline’s business. These risks are described in the sections entitled “Risk Factors” in Brookline’s Annual Report on Form 10-K for the year ended December 31, 2021 and in other documents incorporated by reference into this proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 105 of this proxy statement/prospectus for the location of information incorporated by reference into this proxy statement/prospectus.
Risks Relating to PCSB’s Business
You should read and consider risk factors specific to PCSB’s business. These risks are described in the sections entitled “Risk Factors” in PCSB’s Annual Report on Form 10-K for the year ended June 30, 2021 and in other documents incorporated by reference into this proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 105 of this proxy statement/prospectus for the location of information incorporated by reference into this proxy statement/prospectus.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION
This proxy statement, including the information incorporated by reference, contains statements that may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements, which are based on certain current assumptions, can generally be identified by the use of the words “may,” “will,” “should,” “could,” “would,” “plan,” “potential,” “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target” and similar expressions. Brookline and PCSB intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and are including this statement for purposes of complying with these safe harbor provisions. You should read statements that contain these words carefully because they discuss the relevant company’s future expectations, contain projections of the relevant company’s future results of operations or financial condition, or state other “forward-looking” information.
The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:
•
failure of the parties to satisfy the conditions to complete the proposed merger in a timely manner or at all;

•
failure of the stockholders of PCSB to approve and adopt the merger agreement and the merger;

•
the risk that the merger agreement may be terminated in certain circumstances;

•
failure to obtain governmental approvals or the imposition of adverse regulatory conditions in connection with such approvals;

•
the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of either or both parties to the proposed transaction;

•
the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events;

•
the risks relating to diversion of management’s attention from ongoing business operations and opportunities;

•
the restrictions during the pendency of the proposed merger that may impact the ability of PCSB to pursue certain business opportunities or strategic transactions;

•
disruptions to the parties’ businesses as a result of the announcement and pendency of the proposed merger;

•
difficulties in achieving cost savings as a result of the merger or in achieving such cost savings within the projected timeframe;

•
the outcome of any legal proceedings that may be instituted against PCSB, Brookline and/or others related to the merger agreement or the merger;

•
difficulties related to the integration of the businesses following the merger;

•
changes in general, national or regional economic conditions;

•
any actual or anticipated increase in inflation;

•
the impact of the ongoing COVID-19 pandemic on Brookline’s and/or PCSB’s businesses or ability to complete the proposed merger;

•
changes in loan default and charge-off rates;

•
changes in the financial performance and/or condition of borrowers;

•
changes in customer borrowing and savings habits;

•
changes in interest rates;

•
changes in regulations applicable to the financial services industry;

•
changes in accounting or regulatory guidance applicable to banks; and

•
competition.

Additional factors that could cause Brookline’s and PCSB’s results to differ materially from those described in the forward-looking statements can be found in Brookline’s and PCSB’s filings with the SEC, including Brookline’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and PCSB’s Annual Report on Form 10-K for the fiscal year ended June 30, 2021.
You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this proxy statement/prospectus or the date of any document incorporated by reference in this proxy statement/prospectus. All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this proxy statement/prospectus and attributable to Brookline or PCSB or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, Brookline and PCSB undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following unaudited pro forma condensed combined financial information is based on the historical financial statements of Brookline and PCSB and has been prepared to illustrate the financial effect of the merger. The following unaudited pro forma condensed combined financial information combines the historical consolidated financial position and results of operations of Brookline and its subsidiaries and PCSB and its subsidiaries, as an acquisition by Brookline of PCSB using the acquisition method of accounting and giving effect to the related pro forma adjustments described in the accompanying notes. Under the acquisition method of accounting, the assets and liabilities of PCSB will be recorded by Brookline at their respective fair values as of the date the merger is completed.
The unaudited pro forma condensed combined balance sheet gives effect to the transaction as if the transaction had occurred on March 31, 2022. The unaudited pro forma condensed combined income statements for the three months ended March 31, 2022 and the year ended December 31, 2021 give effect to the transaction as if the transaction had become effective at January 1, 2021.
This unaudited pro forma condensed combined financial information reflects the merger of PCSB with and into Brookline based upon estimated preliminary acquisition accounting adjustments. Actual adjustments will be made as of the effective date of the merger and, therefore, may differ from those reflected in the unaudited pro forma condensed combined financial information.
Brookline and PCSB have different fiscal years. PCSB’s fiscal year ends on June 30 of each year and Brookline’s fiscal year ends on December 31 of each year. As the fiscal years differed by more than 93 days, pursuant to SEC rules, PCSB’s financial information was adjusted for the purpose of preparing the unaudited pro forma condensed statements of income. The historical income statement information of PCSB used in the unaudited pro forma condensed combined statements of income for the year ended December 31, 2021 was prepared by taking the audited condensed combined income statement for the year ended June 30, 2021, subtracting the unaudited condensed combined income statement for the six months ended December 31, 2020 and adding the unaudited condensed combined income statement for the six months ended December 31, 2021. The historical financial statement information of PCSB used in the unaudited pro forma condensed combined statements of income for the three months ended March 31, 2022 was prepared by taking the unaudited condensed combined income statement for the nine months ended March 31, 2022 and subtracting the unaudited condensed combined income statement for the six months ended December 31, 2021.
The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus are presented for informational purposes only and do not necessarily reflect the financial results of the combined company had the companies actually been combined at the beginning of each period presented. The adjustments included in these unaudited pro forma condensed financial information are preliminary and may be revised. This information also does not reflect the benefits of the expected cost savings and expense efficiencies, opportunities to earn additional revenue, potential impacts of current market conditions on revenues or asset dispositions, among other factors, and includes various preliminary estimates and may not necessarily be indicative of the financial position or results of operations that would have occurred if the merger had been consummated on the date or at the beginning of the period indicated or which may be attained in the future. The unaudited pro forma combined condensed consolidated financial information has been derived from and should be read in conjunction with the historical consolidated financial statements and the related notes of Brookline, which have been separately filed by Brookline with the SEC and are incorporated by reference in this proxy statement/prospectus, and PCSB, which have been separately filed by PCSB with the SEC and are incorporated by reference in this proxy statement/prospectus.

BROOKLINE BANCORP INC.
CONDENSED CONSOLIDATED PRO FORMA STATEMENTS OF FINANCIAL CONDITION (Unaudited)
(in thousands)
	At March 31, 2022
	Brookline Historical	PCSB Historical	Adjustments (1)(2)		Proforma
Assets
Cash and short term investments	$293,271	$158,892	$(135,011)	(3)	$317,152
Securities	730,558	448,081	(47,480)	(4)	1,131,159
Loans, net of deferred fees and costs	7,223,130	1,294,597	(27,172)	(5)	8,490,555
Allowance for credit losses	(95,463)	(8,711)	(5,388)	(6)	(109,562)
Bank premises and equipment	69,365	18,904	500	(7)	88,769
Goodwill	160,427	6,106	67,513	(8)	234,046
Identifiable intangible assets	2,142	102	25,491	(9)	27,735
Other assets	250,306	66,570	13,175	(10)	330,051
Total Assets	$8,633,736	$1,984,541	$(108,372)		$10,509,905
Liabilities
Deposits	$7,094,378	$1,624,719	$316	(11)	$8,719,413
Borrowings	392,897	57,101	—		449,998
Other liabilities	164,526	26,329	—		190,855
Stockholders’ equity	981,935	276,392	(108,688)	(12)	1,149,639
Total Liabilities and Shareholders’ Equity	$8,633,736	$1,984,541	$(108,372)		$10,509,905

BROOKLINE BANCORP INC.
CONDENSED CONSOLIDATED PRO FORMA STATEMENTS OF INCOME (Unaudited)
(in thousands, except for share data)
	Twelve Months Ended December 31, 2021
	Brookline Historical	PCSB Historical	Adjustments (1)(2)		Pro Forma
INTEREST AND DIVIDEND INCOME
Loans and leases	$297,927	$49,499	$5,244	(13)	$352,670
Debt and equity securities	13,350	7,693	10,000	(14)	31,043
Short term investments	252	416	—		668
Total Interest and Dividend Income	311,529	57,608	15,244		384,381
INTEREST EXPENSE
Deposits	20,713	5,947	(105)	(15)	26,555
Borrowed Funds	8,443	1,650	—		10,093
Total Interest Expense	29,156	7,597	(105)		36,648
Net Interest Income	282,373	50,011	15,349		347,733
Less – (Credit) Provision for Credit Losses	(7,837)	(612)	13,145	(16)	4,696
Net Interest Income after Provision for Loan Losses	290,210	50,623	2,204		343,037
NONINTEREST INCOME
Fees and service charges	12,673	1,551	—		14,224
Loan level derivative income	4,680	—	—		4,680
Gain (Loss) on investment securities, net	(38)	113	—		75
Gain on sales of loans	3,737	47	—		3,784
Other noninterest income	5,937	1,257	—		7,194
Total Noninterest Income	26,989	2,968	—		29,957
NONINTEREST EXPENSE
Compensation and Employee Benefits	106,786	23,006	—		129,792
Occupancy, Equipment and Data Processing	33,283	7,517	—		40,800
Professional services	4,694	1,600	—		6,294
FDIC Assessment	2,980	474	—		3,454
Advertising and Marketing	4,167	400	—		4,567
Other Noninterest Expense	10,698	1,871	4,653	(17)	17,222
Total Noninterest Expense	162,608	34,868	4,653		202,129
Income Before Income Taxes	154,591	18,723	(2,449)		170,865
Provision For Income Taxes	39,151	3,819	(618)	(18)	42,352
NET INCOME	$115,440	$14,904	$(1,831)		$128,513
Basic Earnings Per Share	$1.48	$1.03	$—		$1.43
Diluted Earnings Per Share	$1.48	$1.03	$—		$1.43
Basic Average Shares	77,974,851	14,438,369	(2,571,387)	(19)	89,841,833
Diluted Average Shares	78,243,416	14,475,424	(2,608,442)	(19)	90,110,398

BROOKLINE BANCORP INC.
CONDENSED CONSOLIDATED PRO FORMA STATEMENTS OF INCOME (Unaudited)
(in thousands, except for share data)
	Three Months Ended March 31, 2022
	Brookline Historical	PCSB Historical	Adjustments (1)(2)		Pro Forma
INTEREST AND DIVIDEND INCOME
Loans and leases	$71,721	$11,943	$1,311	(13)	$84,975
Debt and equity securities	3,324	2,152	2,500	(14)	7,976
Short term investments	66	105	—		171
Total Interest and Dividend Income	75,111	14,200	3,811		93,122
INTEREST EXPENSE
Deposits	3,771	1,217	(26)	(15)	4,962
Borrowed Funds	1,492	266	—		1,758
Total Interest Expense	5,263	1,483	(26)		6,720
Net Interest Income	69,848	12,717	3,837		86,402
Less – (Credit) Provision for Credit Losses	(160)	286	—	(16)	126
Net Interest Income after Provision for Loan Losses	70,008	12,431	3,837		86,276
NONINTEREST INCOME
Fees and service charges	3,247	390	—		3,637
Loan level derivative income	686	333	—		1,019
Loss (Gain) on investment securities, net	—	—	—		—
Gain on sales of loans	344	9	—		353
Other noninterest income	1,252	191	—		1,443
Total Noninterest Income	5,529	923	—		6,452
NONINTEREST EXPENSE
Compensation and Employee Benefits	26,884	5,737	—		32,621
Occupancy, Equipment and Data Processing	9,362	1,987	—		11,349
Professional services	1,226	543	—		1,769
FDIC Assessment	728	125	—		853
Advertising and Marketing	1,272	100	—		1,372
Other Noninterest Expense	3,015	464	1,163	(17)	4,642
Total Noninterest Expense	42,487	8,956	1,163		52,606
Income Before Income Taxes	33,050	4,398	2,674		40,122
Provision For Income Taxes	8,345	924	675	(18)	9,944
NET INCOME	$24,705	$3,474	$1,999		$30,178
Basic Earnings Per Share	$0.32	$0.25	$—		$0.34
Diluted Earnings Per Share	$0.32	$0.24	$—		$0.34
Basic Average Shares	77,617,227	14,165,775	(2,298,793)	(19)	89,484,209
Diluted Average Shares	77,926,822	14,197,716	(2,330,734)	(19)	89,793,804

Notes to Pro Forma Combined Condensed Consolidated Financial Information (Unaudited)
1.
Estimated merger costs of $21.4 million (net of $4.2 million of taxes) are excluded from the pro forma financial information. It is expected that these costs will be recognized over time. These cost estimates for both Brookline and PCSB are forward-looking. The type and amount of actual costs incurred could vary materially from these estimates if future developments differ from the underlying assumptions used by management in determining the current estimate of these costs. The current estimates of the merger costs, primarily comprised of anticipated cash charges, are as follows:

Change in control contract and severance contracts	$10.2
Termination of vendor and system contracts	2.7
Professional and legal fees	9.4
Other acquisition related expenses	3.3
Pre-tax merger costs	25.6
Taxes	4.2
Total merger costs	$21.4

2.
Estimated expenses of approximately $10.0 million (based on the stock price of $19.11 as of March 31, 2022) associated with the termination and final allocation of PCSB’s employee stock ownership plan (“ESOP”) are excluded from the pro forma financial information. The estimated expenses will be recognized, with an equal offsetting benefit to unearned compensation and additional paid in capital within equity.

3.
Represents cash paid for 40% of outstanding common stock and all outstanding stock options.

4.
Adjustment to reflect the preliminary estimate of fair value of securities classified as held to maturity.

5.
Adjustment to reflect the preliminary estimate of fair value of acquired loans, including current interest rates and liquidity, as well as the fair value of future credit marks.

6.
Adjustments to the allowance for credit losses include the following:

Reversal of historical PCSB’s allowance for credit losses	$8.7
Increase in allowance for credit losses for gross-up of estimated lifetime credit losses for purchased credit-deteriorated (“PCD”) loans and leases	(1.0)
Provision for estimate of lifetime credit losses on non-PCD loans and leases	(13.1)
$(5.4)

7.
Adjustment to reflect bank premises and equipment values to their estimated fair value.

8.
Adjustment to eliminate historical PCSB goodwill of $6.1 million and to establish $73.6 million of goodwill for amount of consideration paid in excess of fair value of assets received over liabilities assumed.

9.
Adjustment to reflect approximately $25.6 million of core deposit intangibles at the preliminary estimated fair value and eliminate historical PCSB’s intangible assets.

10.
Adjustment to net deferred tax assets due to the business combination.

11.
Adjustment to reflect the preliminary estimate of fair value on time deposits.

12.
Adjustments to stockholders’ equity:

To eliminate PCSB’s stockholders’ equity	$(276,392)
To reflect issuance of Brookline common stock in the merger	177,530
Adjustment to record provision for credit losses on non-PCD acquired loans, net of tax	(9,826)
$(108,688)

13.
Adjustment reflects the yield adjustment for interest income on loans.

14
Adjustment reflects the yield adjustment for interest income on securities.

15.
Adjustment reflects the yield adjustment for interest expense on deposits.

16.
Adjustment to record provision for credit losses on non-PCD acquired loans.

17.
Adjustment reflects the net increase in amortization of other intangible assets for the acquired other intangible assets.

18.
Adjustment represents income tax expense on the pro-forma adjustments at an estimated rate of 25.25%.

19.
Adjustment to eliminate shares of PCSB common stock outstanding, reduced for shares surrendered to extinguish the outstanding ESOP loan, and to record shares of Brookline common stock outstanding using an exchange ratio of 1.3284.

Unaudited Comparative Per Share Data
The table that follows presents, for both Brookline and PCSB, historical information with respect to earnings, dividends and book value on a per share basis. The table also presents preliminary pro forma information for both companies on a per share basis.
The unaudited pro forma combined per share data set forth below gives effect to the merger as if it had occurred on January 1, 2021, the beginning of the earliest period presented, in the case of continuing net income per share data, and as of March 31, 2022, in the case of book value per share data, assuming that forty percent of the outstanding shares of PCSB common stock are exchanged for cash and the remaining shares of common stock had been converted into shares of Brookline common stock based on the exchange ratio of 1.3284 shares of Brookline common stock for each share of PCSB common stock.
The preliminary pro forma equivalent per share information shown for PCSB in the following table was obtained by multiplying the pro forma per share amounts shown for Brookline by the exchange ratio of 1.3284. The actual number of shares to be issued by Brookline in the merger will also depend on the number of shares of PCSB common stock outstanding immediately prior to the effective date of the merger.
Brookline and PCSB have different fiscal years. PCSB’s fiscal year ends on June 30 of each year and Brookline’s fiscal year ends on December 31 of each year. As the fiscal years differed by more than 93 days, pursuant to SEC rules, PCSB’s financial information was adjusted for the purpose of preparing the pro forma combined share data. The historical income statement information of PCSB used in the historical and pro forma combined share data for the year ended December 31, 2021 was prepared by taking the audited condensed combined income statement for the year ended June 30, 2021, subtracting the unaudited condensed combined income statement for the six months ended December 31, 2020 and adding the unaudited condensed combined income statement for the six months ended December 31, 2021. The historical financial statement information of PCSB used in the historical and pro forma combined share data for the three months ended March 31, 2022 was prepared by taking the unaudited condensed combined income statement for the nine months ended March 31, 2022 and subtracting the unaudited condensed combined income statement for the six months ended December 31, 2021.
The preliminary pro forma financial information includes estimated adjustments to record PCSB’s assets and liabilities at their respective fair values based on Brookline’s management’s best estimate using the information available at this time. The preliminary pro forma adjustments may be revised as additional information becomes available and as additional analyses are performed. The final allocation of the purchase price will be determined after the merger is completed and after the completion of a final analysis to determine the fair values of PCSB’s tangible and identifiable intangible assets and liabilities as of the closing date. The final purchase price adjustments may differ materially from the preliminary pro forma adjustments. Increases or decreases in the fair value of certain balance sheet amounts and other items of PCSB as compared to the information presented in this document may change the amount of the purchase price allocated to goodwill and other assets and liabilities and may impact the statement of income due to adjustments in yield and/or amortization of adjusted assets and liabilities.

It is anticipated that the merger will provide Brookline with financial benefits, such as possible expense efficiencies and revenue enhancements, among other factors, although no assurances can be given that these benefits will actually be achieved. The impact of these benefits has not been reflected in the preliminary pro forma financial information. As required, the preliminary pro forma financial information includes adjustments that give effect to events that are directly attributable to the merger and factually supportable. As a result, any planned adjustments affecting the balance sheet, income statement, or shares of common stock outstanding subsequent to the assumed completion date of the merger have not been included.
The preliminary pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the financial results of the combined companies had the merger actually been completed as of or at the beginning of each period presented nor does it indicate future results for any interim or full-year period.
Summary Financial Information
	At or for the Year Ended December 31, 2021	At or for the Three Months Ended March 31, 2022
Book value per share:
Brookline historical	$12.82	$12.65
PCSB historical	17.92	18.02
Pro forma combined	12.98	12.85
PCSB pro forma equivalent	17.24	17.07
Tangible book value per share:
Brookline historical	$10.73	$10.56
PCSB historical	17.51	17.62
Pro forma combined	10.05	9.92
PCSB pro forma equivalent	13.35	13.18
Cash dividends declared per share:
Brookline historical	$0.48	$0.125
PCSB historical	0.22	$0.060
Pro forma combined	0.48	$0.125
PCSB pro forma equivalent	0.64	$0.166
Basic net income per share:
Brookline historical	$1.48	$0.32
PCSB historical	1.03	0.25
Pro forma combined	1.43	0.34
PCSB pro forma equivalent	1.90	0.45
Diluted net income per share:
Brookline historical	$1.48	$0.32
PCSB historical	1.03	0.24
Pro forma combined	1.43	0.34
PCSB pro forma equivalent	1.90	0.45
Exchange ratio	1.3284	1.3284

THE COMPANIES
Brookline
Brookline operates as a multi-bank holding company for Brookline Bank and its subsidiaries, BankRI and its subsidiaries, Brookline Securities Corp. and Clarendon Private.
Brookline Bank, which includes its wholly owned subsidiaries, Longwood Securities Corp., First Ipswich Insurance Agency, and Eastern Funding LLC, operates 30 full-service banking offices and two lending offices in the greater Boston metropolitan area.
BankRI is headquartered in Providence, Rhode Island. BankRI, which includes its wholly owned subsidiaries, Acorn Insurance Agency, BRI Realty Corp. and BRI Investment Corp. and its wholly owned subsidiary, BRI MSC Corp., operates 20 full-service banking offices in the greater Providence, Rhode Island area.
As a commercially-focused financial institution with 50 full-service banking offices throughout greater Boston, the north shore of Massachusetts, and Rhode Island, Brookline, through Brookline Bank and BankRI, offers a wide range of commercial, business and retail banking services, including a full complement of cash management products, on-line banking services, consumer and residential loans and investment services, designed to meet the financial needs of small- to mid-sized businesses and individuals throughout central New England. Specialty lending activities including equipment financing are focused primarily in the New York and New Jersey metropolitan area. As full-service financial institutions, Brookline Bank and BankRI and their subsidiaries focus on the continued addition of well-qualified customers, the deepening of long-term banking relationships through a full complement of products and excellent customer service, and strong risk management. Clarendon Private is a registered investment advisor with the SEC. Through Clarendon Private, Brookline offers a wide range of wealth management services to individuals, families, endowments and foundations to help these clients meet their long-term financial goals.
The principal executive offices of Brookline are located at 131 Clarendon Street, Boston Massachusetts 02116, and the telephone number is (617) 425-4600.
You can find additional information about Brookline in its filings with the SEC referenced in the section in this proxy statement/prospectus titled “Where You Can Find More Information” on page 105.
PCSB
PCSB is the bank holding company for PCSB Bank. On April 20, 2017, PCSB completed its initial public offering in connection with PCSB Bank’s conversion from a mutual savings bank to a stock savings bank. Other than holding the common stock of PCSB Bank, PCSB has not engaged in any significant business to date.
PCSB Bank is a New York-chartered commercial bank. PCSB Bank serves the banking needs of customers in the Lower Hudson Valley of New York State through its executive offices/headquarters and 14 banking offices located in Dutchess (two offices), Putnam (three offices), Rockland (one office) and Westchester (eight offices) Counties, New York. PCSB’s primary business activity is attracting deposits from the general public and using those funds primarily to originate and purchase commercial real estate loans, business loans and one-to-four-family real estate loans and purchase investment securities.
PCSB’s primary market area encompasses all of Putnam and Westchester Counties and parts of Dutchess and Rockland Counties in New York, which are the counties in which its offices are located, and the surrounding areas.
The principal executive offices of PCSB is located at 2651 Strang Blvd., Suite 100, Yorktown Heights, New York 10598, and its telephone number is (914) 248-7272.
You can find additional information about PCSB in its filings with the SEC referenced in the section in this proxy statement/prospectus titled “Where You Can Find More Information” on page 105.

THE PCSB SPECIAL MEETING
This section contains information for PCSB stockholders about the PCSB special meeting that PCSB has called to allow PCSB stockholders to consider and vote on the PCSB merger proposal and other related matters. This proxy statement/prospectus is accompanied by a notice of the PCSB special meeting, and a form of proxy card that the PCSB board of directors is soliciting for use by PCSB stockholders at the PCSB special meeting and at any adjournments or postponements of the PCSB special meeting.
Date, Time and Place of the Meeting
The PCSB special meeting will be held on September 21, 2022 at 11:00 a.m., local time, at PCSB’s headquarters, 2651 Strang Boulevard, Suite 100, Yorktown Heights, New York 10598.
Matters to Be Considered
At the PCSB special meeting, PCSB stockholders will be asked to consider and vote upon the following proposals:
•
the PCSB merger proposal;

•
the PCSB compensation proposal; and

•
the PCSB adjournment proposal.

Recommendation of PCSB’s Board of Directors
The PCSB board of directors recommends that you vote “FOR” the PCSB merger proposal, “FOR” the PCSB compensation proposal and “FOR” the PCSB adjournment proposal. See “The Merger — PCSB’s Reasons for the Merger; Recommendation of PCSB’s Board of Directors” beginning on page 44 for a more detailed discussion of the PCSB board of directors’ recommendation.
Who Can Vote and Quorum
The PCSB board of directors has fixed the close of business on July 8, 2022 as the record date for determination of PCSB stockholders entitled to notice of and to vote at the PCSB special meeting. As of the record date, there were 15,334,857 shares of PCSB common stock outstanding and entitled to vote.
Holders of a majority of the outstanding shares of PCSB common stock entitled to vote at the PCSB special meeting must be present, either in attendance or by proxy, to constitute a quorum at the PCSB special meeting. If you fail to submit a proxy prior to the PCSB special meeting, or to vote at the PCSB special meeting, your shares of PCSB common stock will not be counted towards a quorum. Abstentions are considered present for the purpose of establishing a quorum but will not be counted as votes cast at the meeting.
At the PCSB special meeting, each share of PCSB common stock is entitled to one vote on all matters properly submitted to PCSB stockholders. As of the close of business on the PCSB record date, PCSB directors and executive officers and their affiliates owned and were entitled to vote approximately 709,992 shares of PCSB common stock, representing 4.63% of the outstanding shares of PCSB common stock. Each of PCSB’s directors and executive officers has agreed to vote their shares in favor of the PCSB merger proposal, the PCSB compensation proposal and the PCSB adjournment proposal.
PCSB’s charter provides that record holders of PCSB’s common stock who beneficially own, either directly or indirectly, more than 10% of PCSB’s outstanding shares are not entitled to any vote with respect to those shares held above the 10% limit.

Vote Required; Treatment of Abstentions and Failure to Vote
PCSB merger proposal:
•
Vote required:   Approval of the PCSB merger proposal requires the affirmative vote of a majority of the outstanding shares of PCSB common stock entitled to vote. Approval of the PCSB merger proposal is a condition to the completion of the merger.

•
Effect of abstentions and broker non-votes:   If you mark “ABSTAIN” on your proxy, fail to submit a proxy or to vote at the PCSB special meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the PCSB merger proposal, it will have the same effect as a vote “AGAINST” the PCSB merger proposal.

PCSB compensation proposal:
•
Vote required:   Approval of the PCSB compensation proposal requires the affirmative vote of a majority of the votes cast by PCSB stockholders at the PCSB special meeting. Approval of the PCSB compensation proposal is not a condition to the completion of the merger.

•
Effect of abstentions and broker non-votes:   If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote at the PCSB special meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the PCSB compensation proposal, you will not be deemed to have cast a vote with respect to the PCSB compensation proposal and it will have no effect on the PCSB compensation proposal.

PCSB adjournment proposal:
•
Vote required:   Whether or not a quorum will be present at the meeting, approval of the PCSB adjournment proposal requires the affirmative vote of a majority of the votes cast by PCSB stockholders at the PCSB special meeting. Approval of the PCSB adjournment proposal is not a condition to the completion of the merger.

•
Effect of abstentions and broker non-votes:   If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote at the PCSB special meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the PCSB adjournment proposal, you will not be deemed to have cast a vote with respect to the PCSB adjournment proposal and it will have no effect on the PCSB adjournment proposal.

Ownership of PCSB Shares, Attending the PCSB Special Meeting
You are entitled to attend the PCSB special meeting only if you were a stockholder of record at the close of business on the record date (a “record holder”) or you held your PCSB shares beneficially in the name of a bank, broker, trustee or other nominee as of the record date (a “beneficial owner”), or you hold a valid proxy for the PCSB special meeting. The PCSB special meeting will be held at our headquarters at 2651 Strang Boulevard, Suite 100, Yorktown Heights, New York on September 21, 2022 at 11:00 a.m., local time.
You may own shares of PCSB common stock in one or more of the following ways:
•
Directly in your name as the stockholder of record;

•
Indirectly through a broker, bank or other holder of record in “street name”;

•
Indirectly through the PCSB Bank Employee Stock Ownership Plan (the “ESOP”); or

•
Indirectly through the PCSB Bank 401(k) Savings Plan (the “401(k) Plan”).

If your shares are registered directly in your name, you are the holder of record of these shares and PCSB is sending these proxy materials directly to you. As the holder of record, you have the right to give your proxy directly to us or to vote in person at the meeting.
If you hold your shares in street name, your broker, bank or other holder of record is sending these proxy materials to you. As the beneficial owner, you have the right to direct your broker, bank or other holder of record how to vote by filling out a voting instruction form that accompanies your proxy materials. Your broker, bank or other holder of record may allow you to provide voting instructions by telephone or by the Internet. See the instruction form provided by your broker, bank or other holder of record that accompanies this proxy statement. If you hold your shares in street name, you will need proof of ownership to be admitted to the meeting. Examples of proof of ownership are a recent brokerage statement or a letter from a bank or broker. If you want to vote your shares of PCSB common stock held in street name in person at the meeting, you must obtain a written proxy in your name from the broker, bank or other nominee who is the record holder of your shares.
If you own shares of PCSB common stock indirectly through the ESOP or the 401(k) Plan, see “— ESOP and 401(k) Plan Participant Voting” below for voting information.
ESOP and 401(k) Plan Participant Voting
If you participate in the ESOP or invest in PCSB common stock through the 401(k) Plan, you will receive a voting instruction card for each plan that reflects all shares you may direct the trustees to vote on your behalf under the plan. You may submit your voting instruction cards, or convey your voting instructions via the Internet, by telephone or by mail. Specific instructions for Internet or telephone submission are set forth on the voting instruction cards. Under the terms of the ESOP, all allocated shares of PCSB common stock held by the ESOP are voted by the ESOP trustee, as directed by plan participants. The ESOP trustee generally votes all unallocated shares of PCSB common stock held by the ESOP and allocated shares for which no timely voting instructions are received in the same proportion as shares for which the ESOP trustee has received timely voting instructions, subject to the exercise of its fiduciary duties. Under the terms of the 401(k) Plan, a participant may direct the trustee how to vote the shares of PCSB common stock credited to the Participant under the plan. PCSB will direct the 401(k) Plan trustee how to vote the shares of PCSB common stock for which timely voting instructions are not received. The deadline for returning voting instructions is 11:59 p.m., Eastern Time, on September 14, 2022.
Proxies
A holder of PCSB shares may vote by proxy or at the PCSB special meeting. If you hold your shares of PCSB common stock in your name as a record holder, to submit a proxy, you, as a holder of PCSB common stock, may use one of the following methods:
•
by telephone: by calling the toll-free number indicated on the accompanying proxy card and following the recorded instructions;

•
through the Internet: by visiting the website indicated on the accompanying proxy card and following the instructions; or

•
by completing and returning the accompanying proxy card in the enclosed postage-paid envelope. The envelope requires no additional postage if mailed in the United States.

PCSB requests that PCSB stockholders vote by telephone, over the Internet or by completing and signing the accompanying proxy card and returning it to PCSB as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy card is returned properly executed, the shares of PCSB common stock represented by it will be voted at the PCSB special meeting in accordance with the instructions contained on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the PCSB merger proposal, “FOR” the PCSB compensation proposal and “FOR” the PCSB adjournment proposal.
If you are a beneficial owner, you should check the voting form used by your bank, broker, or other holder of record to determine whether you may vote by telephone or the Internet.
Every vote is important. Accordingly, you should sign, date and return the enclosed proxy card, or vote via the Internet or by telephone, whether or not you plan to attend the PCSB special meeting. Sending in your proxy card or voting by telephone or on the Internet will not prevent you from voting your shares at the meeting.

Voting by Proxy
PCSB is sending you this proxy statement to request that you allow your shares of PCSB common stock to be represented at the PCSB special meeting by the persons named in the enclosed proxy card. All shares of PCSB common stock represented at the meeting by properly executed and dated proxies will be voted according to the instructions indicated on the proxy card. If you sign, date and return a proxy card without giving voting instructions, your shares will be voted as recommended by the Board of Directors. The PCSB Board of Directors unanimously recommends that you vote:
•
“FOR” the PCSB merger proposal;

•
“FOR” the PCSB compensation proposal; and

•
“FOR” the PCSB adjournment proposal.

PCSB does not currently know of any other matters to be presented at the PCSB special meeting. Execution of a proxy, however, confers discretionary authority on the designated proxy to vote the shares in accordance with their best judgment on such other business, if any, which may properly come before the PCSB special meeting or any adjournments thereof.
Instead of voting by completing and mailing a proxy card, registered stockholders can vote their shares of PCSB common stock via the Internet or by telephone. The Internet and telephone voting procedures are designed to authenticate stockholders’ identities, allow stockholders to provide their voting instructions and confirm that their instructions have been recorded properly. Specific instructions for Internet and telephone voting appear on the enclosed proxy card and for the benefit plans on the voting instruction cards. The deadline for Internet and telephone voting is 11:59 p.m., Eastern Time, on September 20, 2022.
Revocability of Proxies
If you directly hold shares of PCSB common stock in your name as a record holder, you can change your proxy vote at any time before your proxy is voted at the PCSB special meeting. You can do this by:
•
submitting a written statement that you would like to revoke your proxy to the corporate secretary of PCSB;

•
signing and returning a proxy card with a later date;

•
attending the PCSB special meeting and voting at the PCSB special meeting; or

•
voting by telephone or the Internet at a later time.

If you hold your shares in “street name” through a bank, broker, trustee or nominee and you have instructed the bank, broker, trustee or nominee to vote your shares, you must follow the directions received from your bank, broker, trustee or nominee to change those instructions.
Attendance at the PCSB special meeting will not in and of itself constitute revocation of a proxy. A revocation or later-dated proxy received by PCSB after the vote will not affect the vote. PCSB’s corporate secretary’s mailing address is:
PCSB Financial Corporation
2651 Strang Boulevard, Suite 100
Yorktown Heights, New York 10598
Attention: Corporate Secretary
If the PCSB special meeting is postponed or adjourned, it will not affect the ability of PCSB stockholders of record as of the record date to exercise their voting rights or to revoke any previously granted proxy using the methods described above.
Delivery of Proxy Materials
As permitted by applicable law, only one copy of this proxy statement/prospectus is being delivered to PCSB stockholders residing at the same address, unless such PCSB stockholders have notified PCSB of their desire to receive multiple copies of the proxy statement/prospectus.

PCSB will promptly deliver, upon oral or written request, a separate copy of the proxy statement/prospectus to any holder of PCSB common stock residing at an address to which only one copy of such document was mailed. Requests for additional copies should be directed to PCSB’s proxy solicitor, Laurel Hill Advisory Group, LLC by calling toll-free at 1(888)-742-1305. Banks and brokers should call (516) 933-3100.
Solicitation of Proxies
PCSB will pay the expenses of soliciting proxies to be voted at the PCSB special meeting. Following the original mailing of the proxies and other soliciting materials, PCSB and its officers and employees may also solicit proxies by mail, telephone, facsimile, electronic mail or in person. No additional compensation will be paid to directors, officers or other employees of PCSB for making these solicitations.
PCSB has retained a proxy solicitation firm, Laurel Hill Advisory Group, LLC, to aid it in the solicitation process. PCSB estimates it will pay Laurel Hill Advisory Group, LLC a fee of approximately $6,000 plus certain expenses. PCSB intends to reimburse persons who hold PCSB common stock of record but not beneficially, such as brokers, custodians, nominees and fiduciaries, for their reasonable expenses in forwarding copies of proxies and other soliciting materials to, and requesting authority for the exercise of proxies from, the persons for whom they hold the shares of PCSB common stock.
You should not send in any PCSB stock certificates with your proxy card (or, if you are a beneficial owner, your voting instruction card). The exchange agent will mail a transmittal letter with instructions for the surrender of stock certificates to PCSB stockholders as soon as practicable after completion of the merger.
Other Matters to Come Before the PCSB Special Meeting
PCSB management knows of no other business to be presented at the PCSB special meeting, but if any other matters are properly presented to the meeting or any adjournments thereof, the persons named in the proxies will vote upon them in accordance with the PCSB board of directors’ recommendations.
Appraisal Rights
Under Section 3-202(c) of the MGCL, holders of PCSB common stock do not have the right to receive the appraised value of their shares in connection with the merger because those shares are listed on the Nasdaq.

PROPOSAL NO. 1 — PCSB MERGER PROPOSAL
PCSB stockholders are being asked to approve and adopt the merger agreement and the transactions contemplated thereby, including the merger. PCSB stockholders should read this proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A.
The approval of the PCSB merger proposal by PCSB stockholders is a condition to the completion of the merger. The approval of the merger agreement requires the affirmative vote of at least a majority of the outstanding shares of PCSB common stock entitled to vote thereon. Because the affirmative vote required to approve the merger agreement is based upon the total number of outstanding shares of PCSB common stock, if you fail to submit a proxy or vote at the special meeting, or vote to abstain, or you do not provide your bank, brokerage firm or other nominee with voting instructions, as applicable, this will have the same effect as a vote “AGAINST” the approval of the PCSB merger proposal.
The PCSB board, by a unanimous vote of all directors, has adopted the merger agreement and declared the merger agreement and the transactions contemplated thereby, including the merger, to be advisable and in the best interest of PCSB and PCSB stockholders. See “The Merger — PCSB’s Reasons for the Merger; Recommendation of PCSB’s Board of Directors” beginning on page 44 for a more detailed discussion of the PCSB board’s recommendation.
The PCSB board unanimously recommends a vote “FOR” the PCSB merger proposal.
THE MERGER
General
The merger agreement provides that, after approval by the stockholders of PCSB and the satisfaction or waiver of the other conditions to the merger, PCSB will merge with and into Brookline, with Brookline as the surviving company. Brookline’s charter and bylaws will be the certificate of incorporation and bylaws of the surviving company. The directors and officers of Brookline immediately prior to the merger will be the directors and officers of the surviving company. In addition, one current director of PCSB will be appointed to the board of directors of Brookline effective as of the closing date of the merger. Following the completion of the merger, PCSB Bank will operate as a wholly owned subsidiary of Brookline and will retain its name and New York bank charter.
At the effective time of the merger, each share of PCSB common stock issued and outstanding immediately prior to the effective time of the merger will be automatically converted into the right to receive, subject to the terms and conditions of the merger agreement (including allocation procedures), at the election of the holder thereof, either: (i) $22.00 in cash or (ii) 1.3284 shares of Brookline common stock, plus cash in lieu of fractional shares. The allocation procedures included in the merger agreement are intended to ensure that 60% of the total number of shares of PCSB common stock outstanding immediately prior to the effective time of the merger will be converted into shares of Brookline common stock, and the remaining shares of PCSB common stock will be converted into cash. Shares of PCSB common stock held by Brookline or PCSB, will not be converted into the right to receive the merger consideration upon consummation of the merger.
The companies expect to complete the merger in the second half of 2022, but they must first obtain the necessary regulatory approvals and the approval of PCSB stockholders at the PCSB special meeting and satisfy other customary closing conditions. The companies cannot assure you as to when or if all the conditions to the merger will be met or waived, and it is possible they will not complete the merger at all.
Background of the Merger
Since PCSB’s initial public offering in April 2017 in connection with PCSB Bank’s conversion from the mutual form of organization to the stock form of organization, PCSB’s board of directors and senior management have periodically reviewed and assessed PCSB’s strategic alternatives and the business and regulatory environments facing PCSB and PCSB Bank. As part of this process, PCSB’s board of directors has periodically reviewed and discussed strategic alternatives, including a possible merger or sale transaction, and has consulted periodically with representatives of Piper Sandler regarding these matters. Piper Sandler is a nationally recognized investment banking firm with substantial experience advising financial institutions with respect to mergers and acquisitions and other matters. A predecessor to Piper Sandler, Sandler O’Neill & Partners, L.P., served as PCSB’s marketing agent in connection with its 2017 public offering. PCSB’s board of directors determined that such existing relationships would not interfere with Piper Sandler’s ability to provide financial advisory services to PCSB.
PCSB’s board of directors met on September 13, 2021, with representatives of Piper Sandler and senior management. The board of directors discussed PCSB’s historical financial performance, future prospects, and the prevailing mergers and acquisitions market, among other matters. Piper Sandler reviewed the strategic alternatives available to PCSB, including remaining independent, acquiring another financial institution, engaging in a merger-of-equals with a like-sized institution, and merging with a substantially larger institution at a premium valuation. The board of directors also discussed the perceived advantages and disadvantages of each alternative in light of the then prevailing market and economic conditions.
PCSB’s board of directors met on November 22, 2021, with representatives of Piper Sandler and senior management. The board of directors reviewed and further discussed the matters considered at the September 13, 2021 meeting. The board of directors discussed the difficulties in generating organic growth due to competition and the prevailing low market interest environment while not compromising PCSB’s strong credit culture. The board of directors also discussed the need to invest significantly in information technology and other infrastructure should PCSB continue to seek to grow organically and compete effectively, as well as the effect such investment would have on PCSB’s future earnings potential. Finally, the board of directors considered the scarcity of institutions in PCSB’s market area and surrounding area that would be suitable acquisition targets in terms of acceptable size and scale and compatible credit quality and corporate culture. At the meeting, representatives of Piper Sandler provided information regarding the then current mergers and acquisitions market, including recent bank and thrift transaction pricing. The board of directors noted that continued mergers and acquisitions activity in the bank and thrift industry would likely reduce the number of potential acquirors for PCSB. Representatives of Piper Sandler reviewed with the board of directors a discounted cash flow analysis, based on internal financial projections provided by members of PCSB’s management team, which analysis showed a range of potential values of PCSB common stock should PCSB continue to operate independently. After lengthy discussion, it was the consensus of the board of directors that Joseph D. Roberto, PCSB’s Chairman, President and Chief Executive Officer, should work with Piper Sandler to explore the levels of interest of potential acquirors of PCSB and report their findings to the board of directors.
PCSB’s board of directors met on December 22, 2021, at which meeting representatives of Piper Sandler participated. In addition to reviewing the matters discussed at the meetings held on September 13, 2021 and November 22, 2021, the board of directors reviewed and discussed a list of banking institutions, developed by Piper Sandler, which institutions Piper Sandler considered both likely to have an interest in a potential business combination with PCSB and have the capacity to pay a premium based on various assumptions and financial metrics analyzed by Piper Sandler. Included on the list was a Northeast bank holding company (Company A). On prior occasions, Company A’s Chief Executive Officer had made known to Mr. Roberto Company A’s interest in pursuing a potential business combination with PCSB. Company A demonstrated a strong capacity to pay a premium based on Piper Sandler’s analysis. After further discussion, it was the consensus of the board of directors that Mr. Roberto should meet with Company A’s Chief Executive Officer to ascertain Company A’s level of interest in pursuing a transaction.
On December 28, 2021, Mr. Roberto and Company A’s Chief Executive Officer held a virtual meeting to discuss Company A’s potential interest in a business combination with PCSB.
PCSB’s board of directors met on January 7, 2022, with representatives of Piper Sandler and representatives of PCSB’s legal counsel in attendance. Mr. Roberto reported on his meeting with Company A’s Chief Executive Officer and informed the board of directors that Company A continued to express interest in pursuing merger discussions with PCSB. The board of directors discussed PCSB’s strategic position and strategic/business plan and their previous decision to evaluate PCSB’s strategic alternatives. Representatives of Piper Sandler updated the board of directors regarding then current equity market conditions. After lengthy discussion and considering Company A’s capacity to pay a premium to PCSB’s stock price and other factors, the board of directors authorized Mr. Roberto to continue to engage in informal, non-binding and non-exclusive discussions with Company A regarding a potential business combination transaction.
Following the January 7th board meeting, Mr. Roberto had a telephone conversation with Company A’s Chief Executive Officer during which Company A’s Chief Executive Officer informed Mr. Roberto that Company A was not in a position to pursue merger discussions at a valuation that Company A believed PCSB would consider attractive. On January 18, 2022, Mr. Roberto met with the Chief Executive Officer of a second Northeast bank holding company (Company B) and, on January 21, 2022, Mr. Roberto met with Carl Carlson, Brookline’s Co-President and Chief Financial Officer.
PCSB’s board of directors met on January 26, 2022, with representatives of Piper Sandler and legal counsel present. Mr. Roberto informed the board of directors of Company A’s decision not to pursue merger discussions and of his informal meetings with the representatives of Company B and Brookline. He informed the board of directors that both Company B and Brookline expressed an interest in learning more about PCSB. Piper Sandler informed the board of directors that both Company B and Brookline had experience in merger and acquisition transactions and that both institutions had the capacity to provide attractive pricing terms. The board of directors reviewed an updated financial analysis prepared by Piper Sandler and discussed PCSB’s strategic position and strategic/business plan and the board’s previous decision to evaluate PCSB’s strategic alternatives. The board of directors also discussed with Piper Sandler and legal counsel the process for soliciting non-binding indications of interest from potential interested parties through the distribution of a confidential information memorandum (“CIM”). The board of directors reviewed in detail 16 identified by Piper Sandler as potentially having an interest and capacity to acquire PCSB on terms favorable to stockholders. After lengthy discussion, the board of directors authorized Piper Sandler to work with PCSB management and legal counsel to prepare a CIM and distribute it to the potential interested parties identified by Piper Sandler in consultation with PCSB, conditioned upon executing a confidentiality agreement with PCSB.
From late January through mid-February 2022, representatives of PCSB management and Piper Sandler prepared a CIM. PCSB’s legal counsel assisted PCSB in preparing a form of confidentiality agreement for use in connection with the distribution of the CIM, and PCSB populated a virtual data room containing financial and other information regarding PCSB.
From mid-February through March 2022, representatives of Piper Sandler contacted 12 potential interested parties (each of whom was on the list of potential interested parties identified by Piper Sandler) without revealing the identity of PCSB. Of the parties contacted, six signed confidentiality agreements and the identity of PCSB was disclosed to them. PCSB and Brookline entered into a confidentiality agreement on February 15, 2022. The six institutions who signed confidentiality agreements were provided with a CIM and were granted access to the virtual data room. Each confidentiality agreement included non-disclosure provisions and standstill provisions that, subject to certain exceptions, prohibits PCSB’s counterparty for 12 months from the date of such agreement, from offering to acquire or acquiring PCSB, and from taking certain other actions, including soliciting proxies, without the prior written consent of PCSB and including a provision that prohibits PCSB’s counterparty from asking PCSB to waive such standstill arrangement. As a result of this solicitation process, on March 29, 2022, Brookline, Company B and another Northeast bank holding company (Company C) submitted non-binding indication of interest letters (“IOIs”).
PCSB’s board of directors met on April 4, 2022, with representatives of Piper Sandler and legal counsel attending, to review the results of the solicitation process and the terms of the IOIs received from Brookline, Company B and Company C. Brookline’s IOI proposed a stock/cash mix of 60% stock based on a fixed exchange ratio of 1.3233 shares of Brookline common stock for each share of Company common stock and 40% cash based on a price of $21.50 per share. Company B’s IOI and Company C’s IOI also provided for a stock/cash mix, but both provided lower nominal pricing terms than Brookline. Unlike Company B’s and Company C’s IOIs, which provided for merging PCSB Bank into Company B’s and Company’s C’s respective bank subsidiaries, Brookline’s IOI provided for operating PCSB Bank as a separate subsidiary alongside Brookline’s two existing bank subsidiaries. All three IOIs requested a period of exclusivity to negotiate with PCSB. As part of this discussion, Piper Sandler updated the board of directors regarding the then current bank and thrift mergers and acquisitions market. The board of directors also reviewed again its decision to seek a strategic partner and noted the significant increases in business uncertainties since the beginning of 2022, including rising market interest rates, growing inflation expectations, and declining stock prices, as well as the potential impact of such conditions on PCSB. After lengthy discussion, the board of directors authorized Piper Sandler to contact Brookline, Company B and Company C and request that they improve the financial terms of their IOIs in exchange for an exclusivity agreement with PCSB.
On April 7, 2022, Company C submitted a revised IOI, which provided lower nominal pricing terms than Brookline’s revised IOI.
On April 8, 2022, Brookline submitted a revised IOI, which increased the stock exchange ratio from 1.3233 to 1.3284 and the cash consideration from $21.50 per share to $21.60 per share and revised the stock/cash mix from 60%/40% to 65%/35%.
PCSB’s board of directors met on April 11, 2022, with representatives of Piper Sandler and legal counsel attending, to review the revised IOIs received from Brookline and Company C. Company B reiterated the terms of its original IOI. Following a lengthy discussion of the revised IOIs, the board of directors authorized Piper Sandler to contact Brookline, Company B and Company C and again request that they improve the financial terms of their IOIs in exchange for an exclusivity agreement with PCSB.
On April 12, 2022, Brookline submitted a revised IOI that reflected an increase in the cash merger consideration from $21.60 per share to $22.00 per share and reverted to the original stock/cash mix of 60%/40%. The stock exchange ratio was unchanged at 1.3284.
PCSB’s board of directors met on April 13, 2022, with representatives of Piper Sandler and legal counsel attending, to review the revised IOI submitted by Brookline on April 12, 2022. Based on the board of directors’ review of the revised IOIs and of certain financial analysis prepared by Piper Sandler and summarized by Piper Sandler at the meeting, the board of directors determined that the nominal value of the Brookline proposal was significantly higher than the proposals of Company B and Company C. Following a lengthy discussion of Brookline’s revised IOI and other matters, including a discussion of the recent decline in stock prices of publicly-traded financial institutions, the board of directors approved the terms of the revised IOI and authorized entering into an exclusivity agreement with Brookline.
On April 18, 2022, PCSB and Brookline entered into an exclusivity agreement providing for a period of exclusive negotiations up to May 31, 2022.
Over the following weeks, Brookline conducted due diligence on PCSB and PCSB conducted reverse due diligence on Brookline.
On May 2, 2022, Brookline’s legal counsel distributed an initial draft of the merger agreement to Luse Gorman. Between May 9, 2022 and May 22, 2022, multiple drafts of the merger agreement were exchanged, and representatives of Brookline’s legal counsel and representatives of PCSB’s legal counsel participated in calls to discuss open issues, which included deal protections, termination fees, the conduct of PCSB’s business prior to closing, certain representations and warranties and employee matters.
PCSB’s board of directors met on May 18, 2022, with representatives of Piper Sandler and legal counsel in attendance, to discuss the then current status of the merger agreement negotiations. Management reported that the reverse due diligence conducted on Brookline generally confirmed its expectations as to Brookline. Piper Sandler summarized the solicitation process and provided preliminary financial information regarding the merger consideration. Legal counsel reviewed the most recent draft of the merger agreement and, together with management, updated the board of directors on terms that were still under negotiation.
PCSB’s board of directors met on May 23, 2022, with representatives of Piper Sandler and legal counsel in attendance, to consider the approval of the merger agreement and the transactions contemplated by it. Before the meeting, management distributed to each director the proposed merger agreement and a financial presentation prepared by Piper Sandler. Piper Sandler reviewed in detail the pricing and other financial terms of the proposed merger agreement. Legal counsel reviewed in detail the terms and conditions of the proposed merger agreement, including, but not limited to, the transaction structure, the representations, warranties and covenants made by PCSB and Brookline, the closing conditions, and the termination rights of PCSB and Brookline. The board of directors reviewed all aspects of the merger process, including PCSB’s current financial position, performance and prospects, including the impact of rising interest rates, its decision to pursue a strategic transaction, the process that was used to identify potential merger partners and solicit merger proposals, then current economic and stock market conditions, PCSB’s due diligence investigation of Brookline, the terms and conditions of the proposed merger agreement, the value of the proposed merger consideration, and the impact of the proposed merger on PCSB’s stockholders and other constituencies. All questions posed by the directors were answered by management, representatives of Piper Sandler or legal counsel, as appropriate. Piper Sandler then rendered its oral opinion to the board of directors, which was subsequently confirmed in writing, to the effect that, as of May 23, 2022, and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Piper Sandler as set forth in such opinion, the merger consideration to be paid by Brookline to PCSB’s common stockholders pursuant to the proposed merger agreement was fair to PCSB’s common stockholders from a financial point of view. After considering the proposed merger agreement, and ancillary documents, and taking into consideration the matters discussed at the meeting and at prior meetings of the board of directors, the board of directors voted unanimously to adopt and approve the proposed merger agreement, to recommend that PCSB’s stockholders vote to approve the proposed merger agreement, and to authorize Mr. Roberto to execute and deliver the merger agreement, and all ancillary documents, on behalf of PCSB.
On May 23, 2022, PCSB and Brookline executed the merger agreement and, on May 24, 2022, before the opening of the stock markets, issued a joint press release to announce publicly the execution of the merger agreement.
Reasons for the Merger
PCSB’s board of directors reviewed and discussed the merger agreement, and the transactions contemplated by it, together with PCSB management and PCSB’s financial and legal advisors, in determining that the merger agreement and the transactions contemplated by it are advisable and in the best interests of PCSB and its stockholders. In reaching its conclusion to approve the merger agreement and the transactions contemplated by it, the board of directors considered a number of factors. The material factors considered by the board of directors were as follows:
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Its understanding of the business, operations, financial condition, earnings, and future prospects of PCSB;

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Its recognition that PCSB’s ability to grow organically would require substantial investment in information technology and other infrastructure, and the effect such investment would have on PCSB’s future earnings potential;

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Its recognition that PCSB’s ability to grow through acquisitions was limited based on the scarcity of acquisition candidates in PCSB’s geographic market area and surrounding areas that PCSB considered attractive;

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National and local economic conditions, particularly the uncertainty as to future economic conditions given the recent rise in market interest rates, expected future increases in market interest rates, growing inflation expectations, and other factors, and the expected effect of these conditions on PCSB’s financial condition, earnings, and prospects, as well as the stock prices of financial institutions, including PCSB;

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The value of the merger consideration proposed by Brookline compared to the value of the merger consideration proposed by other parties and the estimated potential future value of PCSB’s common stock if PCSB would continue to operate on a stand-alone basis;

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The competitive environment for financial institutions generally and in PCSB’s geographic market area in particular, and the trend toward consolidation in the financial services industry;

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Brookline’s ability to pay the merger consideration and obtain regulatory approval for the merger, considering PCSB’s due diligence investigation of Brookline;

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The scope and results of the solicitation process conducted by PCSB, with the assistance of Piper Sandler;

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The complementary business cultures of PCSB and Brookline;

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The historical market prices and the then current market price for PCSB’s common stock;

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The cash merger consideration component, although taxable to a PCSB stockholder, offered value certainty to counteract potential decreases in Brookline’s stock price;

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The review by the board of directors, with the assistance of legal counsel, of the terms of the merger agreement, including the provisions of the merger agreement that permit PCSB, under certain circumstances, to furnish information to and conduct negotiations with third parties regarding a business combination transaction, subject, in certain circumstances, to paying Brookline a $12.0 million cash termination fee;

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The perceived favorable impact of the merger on the employees, depositors, customers, and communities served by PCSB Bank, considering that PCSB Bank would operate as a separate subsidiary of Brookline and Brookline would select a member of PCSB’s board of directors to serve as a director of Brookline; and

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The opinion of Piper Sandler, dated May 23, 2022, addressed to PCSB’s board of directors, as to the fairness of the merger consideration to PCSB’s common stockholders from a financial point of view, as more fully described under “Opinion of PCSB’s Financial Advisor.”

PCSB’s board of directors also considered potential risks associated with the transactions contemplated by the merger agreement, including:
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The interests of PCSB’s executive officers and directors with respect to the transactions contemplated by the merger agreement apart from their interests as stockholders of PCSB as disclosed under “Interests of PCSB’s Directors and Executive Officers in the Merger,” and the risk that these interests might influence their decision with respect to the merger agreement;

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The risk that the merger agreement provisions relating to the payment of a termination fee under specified circumstances, although required by Brookline as a condition to entering into the merger agreement, could discourage other parties that may be interested in engaging in a business combination transaction with PCSB from proposing it;

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The risk of litigation;

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The restrictions imposed by the merger agreement on the conduct of PCSB’s business before completion of the merger which could delay or prevent PCSB from undertaking some business opportunities that may arise during that time;

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That the fixed exchange ratio for the stock consideration, by its nature, would not adjust upward to compensate for any declines in Brookline’s stock price before the completion of the merger, meaning that PCSB’s stockholders would not be protected against any decrease in Brookline’s stock price before the completion of the merger; and

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The need to obtain approval from PCSB’s stockholders and governmental approvals in order to consummate the merger.

PCSB’s board of directors evaluated the factors described above and reached consensus that the merger agreement and the merger contemplated by it were in the best interests of PCSB and its stockholders. Accordingly, the board of directors unanimously approved the merger agreement and unanimously recommends that PCSB’s stockholders vote “FOR” approval of the merger agreement and transactions contemplated by it.
The foregoing discussion of the information and factors considered by PCSB’s board of directors is not intended to be exhaustive but constitutes the material factors considered by the board of directors. In reaching its determination to approve the merger agreement and recommend that PCSB’s stockholders vote to approve the merger agreement, PCSB’s board of directors did not assign any relative or specific weights to the foregoing factors, and individual directors may have weighed factors differently. The terms of the merger agreement were the product of arm’s length negotiations between representatives of PCSB and Brookline.

Recommendation of the PCSB Board of Directors
The PCSB board of directors unanimously approved the merger agreement and unanimously recommends that PCSB’s stockholders vote “FOR” approval of the merger agreement and transactions contemplated by it.
Opinion of PCSB’s Financial Advisor
Pursuant to an engagement letter dated February 11, 2022, PCSB retained Piper Sandler to act as financial advisor to PCSB’s board of directors in connection with PCSB’s consideration of a possible business combination. PCSB selected Piper Sandler to act as its financial advisor because Piper Sandler is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Piper Sandler is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.
Piper Sandler acted as financial advisor to PCSB’s board of directors in connection with the proposed merger and participated in certain of the negotiations leading to the execution of the merger agreement. At the May 23, 2022 meeting at which PCSB’s board of directors considered the merger and the merger agreement, Piper Sandler delivered to the board of directors its oral opinion, which was subsequently confirmed in writing on May 23, 2022, to the effect that, as of such date, the merger consideration was fair to the holders of PCSB’s common stock from a financial point of view. The full text of Piper Sandler’s opinion is attached as Annex B to this proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Piper Sandler in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of PCSB common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.
Piper Sandler’s opinion was directed to the board of directors of PCSB in connection with its consideration of the merger and the merger agreement and does not constitute a recommendation to any stockholder of PCSB as to how any such stockholder should vote at any meeting of stockholders called to consider and vote upon the approval of the merger and the merger agreement. Piper Sandler’s opinion was directed only to the fairness, from a financial point of view, of the merger consideration to the holders of PCSB common stock and did not address the underlying business decision of PCSB to engage in the proposed merger, the form or structure of the proposed merger or any other transactions contemplated in the merger agreement, the relative merits of the proposed merger as compared to any other alternative transactions or business strategies that might exist for PCSB or the effect of any other transaction in which PCSB might engage. Piper Sandler also did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the proposed merger by any officer, director or employee of PCSB, or any class of such persons, if any, relative to the compensation to be received in the proposed merger by any other stockholder. Piper Sandler’s opinion was approved by Piper Sandler’s fairness opinion committee.
In connection with its opinion, Piper Sandler reviewed and considered, among other things:
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a draft of the merger agreement, dated May 23, 2022;

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certain publicly available financial statements and other historical financial information of PCSB and its banking subsidiary, PCSB Bank, that Piper Sandler deemed relevant;

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certain publicly available financial statements and other historical financial information of Brookline and its banking subsidiaries, Brookline Bank and Bank Rhode Island, that Piper Sandler deemed relevant;

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certain internal financial projections for PCSB for the years ending June 30, 2022 through June 30, 2026, as provided by the senior management of PCSB;

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balance sheet and earnings per share estimates for Brookline for the years ending December 31, 2022 through December 31, 2023 based on publicly available mean analyst estimates for Brookline, as well as an estimated long-term annual earnings per share growth rate for the years ending December 31,

2024 through December 31, 2026 and estimated dividends per share for Brookline for the years ending December 31, 2022 through December 31, 2026, as provided by the senior management of Brookline;
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the pro forma financial impact of the proposed merger on Brookline based on certain assumptions relating to transaction expenses, cost savings and purchase accounting adjustments, as provided by the senior management of Brookline, as well as estimated net income for PCSB for the years ending December 31, 2022 through December 31, 2026, as provided by the senior management of PCSB and adjusted by the senior management of Brookline;

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the publicly reported historical price and trading activity for PCSB common stock and Brookline common stock, including a comparison of certain stock trading information for PCSB common stock and Brookline common stock and certain stock indices as well as similar publicly available information for certain other companies, the securities of which are publicly traded;

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a comparison of certain financial and market information for PCSB and Brookline with similar financial institutions for which information is publicly available;

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the financial terms of certain recent business combinations in the bank and thrift industry (on a regional and nationwide basis), to the extent publicly available;

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the current market environment generally and the banking environment in particular; and

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such other information, financial studies, analyses and investigations and financial, economic and market criteria as Piper Sandler considered relevant.

Piper Sandler also discussed with certain members of the senior management of PCSB and its representatives the business, financial condition, results of operations and prospects of PCSB and held similar discussions with certain members of the senior management of Brookline and its representatives regarding the business, financial condition, results of operations and prospects of Brookline.
In performing its review, Piper Sandler relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by Piper Sandler from public sources, that was provided to Piper Sandler by PCSB or Brookline or their respective representatives, or that was otherwise reviewed by Piper Sandler, and Piper Sandler assumed such accuracy and completeness for purposes of rendering its opinion without any independent verification or investigation. Piper Sandler relied on the assurances of the respective managements of PCSB and Brookline that they were not aware of any facts or circumstances that would have made any of such information inaccurate or misleading. Piper Sandler was not asked to and did not undertake an independent verification of any of such information and Piper Sandler did not assume any responsibility or liability for the accuracy or completeness thereof. Piper Sandler did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of PCSB or Brookline, nor was Piper Sandler furnished with any such evaluations or appraisals. Piper Sandler rendered no opinion or evaluation on the collectability of any assets or the future performance of any loans of PCSB or Brookline. Piper Sandler did not make an independent evaluation of the adequacy of the allowance for loan losses of PCSB or Brookline, or of the combined entity after the proposed merger, and Piper Sandler did not review any individual credit files relating to PCSB or Brookline. Piper Sandler assumed, with PCSB’s consent, that the respective allowances for loan losses for both PCSB and Brookline were adequate to cover such losses and would be adequate on a pro forma basis for the combined entity.
In preparing its analyses, Piper Sandler used certain internal financial projections for PCSB for the years ending June 30, 2022 through June 30, 2026, as provided by the senior management of PCSB. In addition, Piper Sandler used balance sheet and earnings per share estimates for Brookline for the years ending December 31, 2022 and December 31, 2023 based on publicly available mean analyst estimates for Brookline, as well as an estimated long-term annual earnings per share growth rate for the years ending December 31, 2024 through December 31, 2026 and estimated dividends per share for Brookline for the years ending December 31, 2022 through December 31, 2026, as provided by the senior management of Brookline. Piper Sandler also received and used in its pro forma analyses certain assumptions relating to transaction expenses, cost savings and purchase accounting adjustments, as provided by the senior management of Brookline, as well as estimated net income for PCSB for the years ending December 31, 2022 through

December 31, 2026, as provided by the senior management of PCSB and adjusted by the senior management of Brookline. With respect to the foregoing information, the respective senior managements of PCSB and Brookline confirmed to Piper Sandler that such information reflected (or, in the case of the publicly available analyst estimates referred to above, were consistent with) the best currently available projections, estimates and judgments of those respective senior managements as to the future financial performance of PCSB and Brookline, respectively, and the other matters covered thereby, and Piper Sandler assumed that the future financial performance reflected in such information would be achieved. Piper Sandler expressed no opinion as to such information, or the assumptions on which such information was based. Piper Sandler also assumed that there had been no material change in the respective assets, financial condition, results of operations, business or prospects of PCSB or Brookline since the date of the most recent financial statements made available to Piper Sandler. Piper Sandler assumed in all respects material to its analyses that PCSB and Brookline would remain as going concerns for all periods relevant to its analyses.
Piper Sandler also assumed, with PCSB’s consent, that (i) each of the parties to the merger agreement would comply in all material respects with all material terms and conditions of the merger agreement and all related agreements, that all of the representations and warranties contained in such agreements were true and correct in all material respects, that each of the parties to such agreements would perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements were not and would not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on PCSB, Brookline, the merger or any related transactions, and (iii) the merger and any related transactions would be consummated in accordance with the terms of the merger agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. Finally, with PCSB’s consent, Piper Sandler relied upon the advice that PCSB received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the other transactions contemplated by the merger agreement. Piper Sandler expressed no opinion as to any such matters.
Piper Sandler’s opinion was necessarily based on financial, regulatory, economic, market and other conditions as in effect on, and the information made available to Piper Sandler as of, the date thereof. Events occurring after the date thereof could materially affect Piper Sandler’s opinion. Piper Sandler has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date thereof. Piper Sandler expressed no opinion as to the trading value of PCSB common stock or Brookline common stock at any time or what the value of Brookline common stock would be once it is actually received by the holders of PCSB common stock.
In rendering its opinion, Piper Sandler performed a variety of financial analyses. The summary below is not a complete description of all the analyses underlying Piper Sandler’s opinion or the presentation made by Piper Sandler to PCSB’s board of directors, but is a summary of the material analyses performed and presented by Piper Sandler. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Piper Sandler believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Piper Sandler’s comparative analyses described below is identical to PCSB or Brookline and no transaction is identical to the proposed merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or transaction values, as the case may be, of PCSB and Brookline and the companies to which they were compared. In arriving at its opinion, Piper Sandler did not attribute any particular weight to any analysis or factor that it considered. Rather, Piper Sandler made qualitative judgments as to the significance and relevance of each analysis and factor. Piper Sandler did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion, rather, Piper Sandler made its determination as to the fairness of the merger consideration to the holders of PCSB common stock on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.
In performing its analyses, Piper Sandler also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of PCSB, Brookline and Piper Sandler. The analyses performed by Piper Sandler are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Piper Sandler prepared its analyses solely for purposes of rendering its opinion and provided such analyses to PCSB’s board of directors at its May 23, 2022 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Piper Sandler’s analyses do not necessarily reflect the value of PCSB common stock or Brookline common stock or the prices at which PCSB or Brookline common stock may be sold at any time. The analyses of Piper Sandler and its opinion were among a number of factors taken into consideration by PCSB’s board of directors in making its determination to approve the merger and the analyses described below should not be viewed as determinative of the decision of PCSB’s board of directors with respect to the fairness of the merger consideration.
Summary of Proposed Merger Consideration and Implied Transaction Metrics.
Piper Sandler reviewed the financial terms of the proposed merger. Pursuant to the terms of the merger agreement, at the effective time of the merger, each share of PCSB common stock issued and outstanding immediately prior to the effective time of the transaction, except for certain shares as set forth in the merger agreement, shall be converted into, as provided in and subject to the limitations set forth in the merger agreement, the right to receive, at the election of the holder thereof, either (i) $22.00 in cash, without interest, or (ii) 1.3284 shares of Brookline common stock. The merger agreement provides, generally, that 60 percent (60%) of the shares of PCSB common stock issued and outstanding immediately prior to the effective time of the transaction shall be converted into Brookline common stock and each of the remaining shares of PCSB common stock shall be converted into $22.00 in cash. Piper Sandler calculated an aggregate implied transaction value of approximately $319.0 million and an implied purchase price per share of $20.54 consisting of the implied value of 15,334,857 shares of PCSB common stock and 1,320,963 PCSB stock options with a weighted average strike price of $18.98 based on the closing price of Brookline common stock on May 20, 2022 (the last trading day before the public announcement of the proposed merger). Based upon financial information for PCSB as of or for the last twelve months (“LTM”) ended March 31, 2022 and the closing price of PCSB’s common stock on May 20, 2022, Piper Sandler calculated the following implied transaction metrics:
Transaction Price / LTM Earnings	21.6x
Transaction Price / Estimated FY 2022 Earnings(1)	20.8x
Transaction Price / Estimated FY 2023 Earnings(1)	19.6x
Transaction Price / Tangible Book Value	118.1%
Transaction Price / Adjusted Tangible Book Value(2)	127.2%
Core Deposit Premium(3)	3.1%
Market Premium as of May 20, 2022	13.2%

(1)
Based on PCSB internal financial projections

(2)
Tangible book value adjusted to a TCE / TA ratio of 9.50%; assumes a dollar-for-dollar payout on capital in excess of 9.50% TCE / TA

(3)
Core deposits defined as total deposits less time deposits > $250,000

Note: Transaction values and implied multiples presented gross of the extinguishment of PCSB’s ESOP loan assuming the balance at March 31, 2022 of $9.7 million

Stock Trading History.
Piper Sandler reviewed the publicly available historical reported trading prices of PCSB common stock and Brookline common stock for the one-year and three-year periods ended May 20, 2022. Piper Sandler then compared the relationship between the movements in the price of PCSB common stock and Brookline common stock, respectively, to movements in their respective peer groups (as described below) as well as certain stock indices.
PCSB’s One-Year Stock Performance
	Beginning Value May 20, 2021	Ending Value May 20, 2022
PCSB	100%	100.2%
PCSB Peer Group	100%	99.5%
S&P 500 Index	100%	93.8%
Nasdaq Bank Index	100%	86.6%
PCSB’s Three-Year Stock Performance
	Beginning Value May 20, 2019	Ending Value May 20, 2022
PCSB	100%	94.3%
PCSB Peer Group	100%	125.7%
S&P 500 Index	100%	137.4%
Nasdaq Bank Index	100%	112.4%
Brookline’s One-Year Stock Performance
	Beginning Value May 20, 2021	Ending Value May 20, 2022
Brookline	100%	87.7%
Brookline Peer Group	100%	88.1%
S&P 500 Index	100%	93.8%
Nasdaq Bank Index	100%	86.6%
Brookline’s Three-Year Stock Performance
	Beginning Value May 20, 2019	Ending Value May 20, 2022
Brookline	100%	97.2%
Brookline Peer Group	100%	93.8%
S&P 500 Index	100%	137.4%
Nasdaq Bank Index	100%	112.4%
Comparable Company Analyses.
Piper Sandler used publicly available information to compare selected financial information for PCSB with a group of financial institutions selected by Piper Sandler based on its experience and professional judgment. The PCSB peer group included nationwide thrifts converted after January 1, 2013 whose securities are traded on a major exchange with total assets between $500 million and $6 billion, excluding targets of announced merger transactions (the “PCSB Peer Group”). The PCSB Peer Group consisted of the following companies:

1895 Bancorp of Wisconsin, Affinity Bancshares, Inc. Blue Foundry Bancorp First Northwest Bancorp Five Star Bancorp HarborOne Bancorp, Inc. HV Bancorp, Inc. Magyar Bancorp, Inc.	Northeast Community Bancorp, Inc.
Northfield Bancorp, Inc.
Pathfinder Bancorp, Inc.
Ponce Financial Group, Inc.
Provident Bancorp, Inc.
Richmond Mutual Bancorporation, Inc.
Waterstone Financial, Inc.
William Penn Bancorporation
The analysis compared financial information for PCSB with corresponding data for the PCSB Peer Group as of or for the year ended March 31, 2022 (unless otherwise noted) with pricing data as of May 20, 2022. The table below sets forth the data for PCSB and the median, mean, low and high data for the PCSB Peer Group.
PCSB Comparable Company Analysis
	PCSB	PCSB Peer Group Median	PCSB Peer Group Mean	PCSB Peer Group Low	PCSB Peer Group High
Market Capitalization ($mm)	278	170	246	43	655
Price / Tangible Book Value (%)	103	96	101	70	188
Price / LTM Earnings Per Share (x)	17.8	13.2	14.1	7.1	42.7
Price / 2022E Earnings Per Share (x)	17.8	11.5	17.0	9.3	53.8
Price / 2023E Earnings Per Share (x)	17.4	10.4	15.5	7.5	38.7
Current Dividend Yield (%)	1.5	2.1	2.3	1.0	4.9
Total Assets ($mm)	1,985	1,462	1,848	546	5,516
Loans / Deposits (%)	79.7	93.1	91.4	70.0	111.5
Non-performing Assets(1) / Total Assets (%)	0.44	0.63	0.70	0.05	1.47
Loan Loss Reserve / Gross Loans (%)	0.67	1.13	1.12	0.53	1.52
Net Charge-offs / Average Loans (%)	0.00	0.01	0.03	(0.18)	0.30
Tangible Common Equity / Tangible Assets (%)	13.66	12.96	14.29	7.44	23.24
Total Risk-based Capital Ratio (%)	—	15.28	17.57	13.07	28.96
Most Recent Quarter (MRQ) Return on Average Assets (%)	0.73	0.96	0.87	NM	1.51
MRQ Return on Average Tangible Common Equity (%)	5.15	6.97	6.93	NM	16.83
MRQ Net Interest Margin (%)	2.80	3.22	3.37	2.36	4.62
MRQ Cost of Deposits (%)	0.31	0.26	0.27	0.09	0.55
MRQ Efficiency Ratio (%)	65.1	66.0	71.3	39.8	102.7

Note: Selected regulatory capital information unavailable due to adoption of the Community Bank Leverage Ratio (CBLR) framework.
(1)
Non-performing Assets / Assets = (Nonaccrual Loans + TDR + OREO) / Total Assets

Piper Sandler used publicly available information to perform a similar analysis for Brookline by comparing selected financial information for Brookline with a group of financial institutions selected by Piper Sandler based on its experience and professional judgment. The Brookline peer group included banks headquartered in the Northeast and Mid-Atlantic regions whose securities are traded on a major exchange with total assets between $5 billion and $15 billion, but excluded targets of announced merger transactions and banks with non-traditional banking models (the “Brookline Peer Group”). The Brookline Peer Group consisted of the following companies:

Berkshire Hills Bancorp, Inc.
Cambridge Bancorp
Camden National Corporation
CNB Financial Corporation
ConnectOne Bancorp, Inc.
Dime Community Bancshares, Inc.
Eagle Bancorp, Inc.
Financial Institutions, Inc.
First Commonwealth Financial Corporation
Flushing Financial Corporation
Kearny Financial Corp.
Lakeland Bancorp, Inc.
Metropolitian Bank Holding Corp.	NBT Bancorp Inc.
Northfield Bancorp, Inc. (Staten Island)
OceanFirst Financial Corp.
OFG Bancorp
Peapack-Gladstone Financial Corporation
Provident Financial Services, Inc.
S&T Bancorp, Inc.
Sandy Spring Bancorp, Inc.
Tompkins Financial Corporation
TrustCo Bank Corp NY
Univest Financial Corporation
Washington Trust Bancorp, Inc.
The analysis compared financial information for Brookline with corresponding data for the Brookline Peer Group as of or for the year ended March 31, 2022 (unless otherwise noted) with pricing data as of May 20, 2022. The table below sets forth the data for Brookline and the median, mean, low and high data for the Brookline Peer Group.
Brookline Comparable Company Analysis
	Brookline	Brookline Peer Group Median	Brookline Peer Group Mean	Brookline Peer Group Low	Brookline Peer Group High
Market Capitalization ($mm)	1,134	806	946	402	1,779
Price / Tangible Book Value (%)	140	130	134	92	184
Price / LTM Earnings Per Share (x)	10.1	9.6	9.6	6.0	12.0
Price / 2022E Earnings Per Share (x)	11.0	9.7	9.8	7.2	14.0
Price / 2023E Earnings Per Share (x)	10.4	9.2	9.1	6.5	12.3
Current Dividend Yield (%)	3.6	3.6	3.5	0.7	4.7
Total Assets ($mm)	8,634	7,891	8,501	5,018	13,617
Loans / Deposits (%)	101.8	83.4	83.1	67.9	106.4
Non-performing Assets(1) / Total Assets (%)	0.43	0.38	0.48	0.02	2.24
Loan Loss Reserve / Gross Loans (%)	1.32	1.01	1.06	0.56	2.38
Net Charge-offs / Average Loans (%)	0.11	0.01	0.04	(0.12)	0.44
Tangible Common Equity / Tangible Assets (%)	9.67	8.32	8.48	6.18	12.31
Total Risk-based Capital Ratio (%)	14.45	14.47	14.96	12.32	20.60
Most Recent Quarter (MRQ) Return on Average Assets (%)	1.16	1.12	1.12	0.63	1.52
MRQ Return on Average Tangible Common Equity (%)	11.89	13.95	13.24	7.31	16.65
MRQ Net Interest Margin (%)	3.44	2.91	3.01	2.54	4.51
MRQ Cost of Deposits (%)	0.21	0.17	0.17	0.04	0.32
MRQ Efficiency Ratio (%)	56.1	56.4	55.7	34.8	75.8

(1)
Non-performing Assets / Assets = (Nonaccrual Loans + TDR + OREO) / Total Assets

Analysis of Precedent Transactions.
Piper Sandler reviewed two groups of merger and acquisition transactions, including a regional and nationwide group. The regional group consisted of Mid-Atlantic and northeast bank and thrift transactions involving targets headquartered in the Mid-Atlantic and northeast regions, announced between January 1,

2021 and May 20, 2022 and with disclosed deal values and target total assets between $500 million and $10 billion (the “Regional Precedent Transactions”). The nationwide group consisted of nationwide bank and thrift transactions involving targets nationwide, announced between January 1, 2021 and May 20, 2022 and with disclosed deal values and target total assets between $1.5 billion and $3 billion (the “Nationwide Precedent Transactions”).
The Regional Precedent Transactions group was composed of the following transactions:
Acquiror	Target
Hometown Financial Group MHC
Farmers National Banc Corp.
Fulton Financial Corporation
OceanFirst Financial Corp.
Community Bank System, Inc.
Valley National Bancorp
F.N.B. Corporation
Lakeland Bancorp, Inc.
Mid Penn Bancorp, Inc.
Valley National Bancorp
Independent Bank Corp.
HPS Investment Partners, LLC
Eastern Bankshares, Inc.
WSFS Financial Corporation
Shore Bancshares, Inc.	Randolph Bancorp, Inc.
Emclaire Financial Group
Prudential Bancorp, Inc.
Partners Bancorp
Elmira Savings Bank
Bank Leumi Le-Israel Corporation
Howard Bancorp, Inc.
1st Constitution Bancorp
Riverview Financial Corporation
The Westchester Bank Holding Corp
Meridian Bancorp, Inc.
Marlin Business Services Corp.
Century Bancorp, Inc.
Bryn Mawr Bank Corporation
Severn Bancorp, Inc.
The Nationwide Precedent Transactions group was composed of the following transactions:
Acquiror	Target
United Community Banks, Inc.
National Bank Holdings Corp.
Origin Bancorp, Inc.
First Merchants Corporation
OceanFirst Financial Corp.
Old Second Bancorp, Inc.
F.N.B Corporation
Lakeland Bancorp, Inc.
Columbia Banking System, Inc.
First Foundation Inc.
United Bankshares, Inc.
First Bancorp
FirstSun Capital Bancorp
Enterprise Financial Service Corp
Nicolet Bankshares, Inc.
VyStar Credit Union
Peoples Bancorp Inc.
Banc of California, Inc.	Progress Financial Corporation
Bancshares of Jackson Hole, Inc.
BT Holdings, Inc.
Level One Bancorp, Inc.
Partners Bancorp
West Suburban Bancorp, Inc.
Howard Bancorp, Inc.
1st Constitution Bancorp
Bank of commerce Holdings
TGR Financial, Inc.
Community Bankers Trust Corporation
Select Bancorp, Inc.
Pioneer Bancshares, Inc.
First Choice Bancorp
Mackinac Financial Corporation
Heritage South east Bancorporation Inc.
Premier Financial Bancorp, Inc.
Pacific Mercantile Bancorp
Using the latest publicly available information prior to the announcement of the relevant transaction, Piper Sandler reviewed the following transaction metrics: transaction price to last-twelve-months earnings per share, transaction price to estimated forward earnings per share, transaction price to tangible book value per share, transaction price to adjusted tangible book value per share, core deposit premium, and 1-day market premium. Piper Sandler compared the indicated transaction metrics for the transaction to the median, mean, low and high metrics of the Regional Precedent Transactions group as well as to the median, mean, low and high metrics of the Nationwide Precedent Transactions group.

	Regional Precedent Transactions
	Brookline/ PCSB(1)	Median	Mean	Low	High
Transaction Price / LTM Earnings (x)	21.6	15.8	17.4	10.3	30.5
Transaction Price / Est. Forward Earnings (x)(2)	19.6	16.5	15.8	7.8	23.5
Transaction Price / Tangible Book Value (%)	118	150	153	109	234
Transaction Price / Adjusted Tangible Book Value (%)(3)	127	151	155	111	228
Tangible Book Value Premium to Core Deposits (%)(4)	3.1	5.2	6.5	1.7	14.8
1-Day Market Premium (%)	13.2	22.1	30.9	11.6	73.2

(1)
Transaction metrics are based on closing prices as of May 20, 2022 and are presented gross of the extinguishment of the ESOP loan assuming the balance at March 31, 2022 of $9.7 million

(2)
Estimated forward earnings for PCSB based on PCSB internal financial projections for FY 2023

(3)
Target tangible book value adjusted to a TCE / TA ratio of 9.50%; assumes a dollar-for-dollar payout on capital in excess of 9.50%

(4)
Core deposits defined as total deposits less time deposits > $250,000

	Nationwide Precedent Transactions
	Brookline/ PCSB(1)	Median	Mean	Low	High
Transaction Price / LTM Earnings (x)	21.6	15.5	17.3	9.8	29.7
Transaction Price / Est. Forward Earnings (x)(2)	19.6	14.4	15.4	10.0	24.7
Transaction Price / Tangible Book Value (%)	118	166	165	117	203
Transaction Price / Adjusted Tangible Book Value (%)(3)	127	161	160	115	186
Tangible Book Value Premium to Core Deposits (%)(4)	3.1	7.1	1.0	1.6	10.5
1-Day Market Premium (%)	13.2	20.1	27.5	2.7	81.2

(1)
Transaction metrics are based on closing prices as of May 20, 2022 and are presented gross of the extinguishment of the ESOP loan assuming the balance at March 31, 2022 of $9.7 million

(2)
Estimated forward earnings for PCSB based on PCSB internal financial projections for FY 2023

(3)
Target tangible book value adjusted to a TCE / TA ratio of 9.50%; assumes a dollar-for-dollar payout on capital in excess of 9.50%

(4)
Core deposits defined as total deposits less time deposits > $250,000

Net Present Value Analyses.
Piper Sandler performed an analysis that estimated the net present value of PCSB common stock assuming PCSB performed in accordance with certain internal financial projections for PCSB for the years ending June 30, 2022 through June 30, 2026, as provided by the senior management of PCSB. To approximate the terminal value of a share of PCSB common stock at June 30, 2026, Piper Sandler applied price to 2026 earnings per share multiples ranging from 9.0x to 15.0x and multiples of June 30, 2026 tangible book value ranging from 80% to 120%, based on Piper Sandler’s judgement and informed by Piper Sandler’s Comparable Company Analyses. The terminal values were then discounted to present values using different discount rates ranging from 9.5% to 13.5%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of PCSB common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of PCSB common stock of $10.36 to $19.12 when applying multiples of earnings per share and $11.54 to $19.42 when applying multiples of tangible book value per share.

Earnings Per Share Multiples
Discount Rate	9.0x	10.5x	12.0x	13.5x	15.0x
9.5%	$11.98	$13.77	$15.55	$17.33	$19.12
10.5%	$11.55	$13.26	$14.98	$16.70	$18.41
11.5%	$11.13	$12.78	$14.44	$16.09	$17.74
12.5%	$10.74	$12.33	$13.92	$15.51	$17.10
13.5%	$10.36	$11.89	$13.42	$14.95	$16.49
Tangible Book Value Per Share Multiples
Discount Rate	80%	90%	100%	110%	120%
9.5%	$13.36	$14.88	$16.39	$17.90	$19.42
10.5%	$12.88	$14.33	$15.79	$17.24	$18.70
11.5%	$12.41	$13.81	$15.21	$16.62	$18.02
12.5%	$11.97	$13.32	$14.67	$16.01	$17.36
13.5%	$11.54	$12.84	$14.14	$15.44	$16.74
Piper Sandler also considered and discussed with PCSB’s board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to earnings. To illustrate this impact, Piper Sandler performed a similar analysis, assuming PCSB’s earnings varied from 20% above projections to 20% below projections. This analysis resulted in the following range of per share values for PCSB’s common stock, applying the price to 2026 earnings multiples range of 9.0x to 15.0x referred to above and a discount rate of 11.36%.
Earnings Per Share Multiples
Annual Estimate Variance	9.0x	10.5x	12.0x	13.5x	15.0x
(20.0)%	$9.19	$10.52	$11.85	$13.18	$14.51
(10.0)%	$10.19	$11.69	$13.18	$14.68	$16.17
0.0%	$11.19	$12.85	$14.51	$16.17	$17.83
10.0%	$12.18	$14.01	$15.84	$17.67	$19.49
20.0%	$13.18	$15.18	$17.17	$19.16	$21.16
Piper Sandler also performed an analysis that estimated the net present value per share of Brookline common stock, assuming Brookline performed in accordance with balance sheet and earnings per share estimates for Brookline for the years ending December 31, 2022 through December 31, 2023, based on publicly available mean analyst estimates for Brookline, as well as an estimated long-term annual earnings per share growth rate for the years ending December 31, 2024 through December 31, 2026 and estimated dividends per share for Brookline for the years ending December 31, 2022 through December 31, 2026, as provided by the senior management of Brookline. To approximate the terminal value of a share of Brookline common stock at December 31, 2026, Piper Sandler applied price to 2026 earnings multiples ranging from 8.0x to 12.0x and multiples of December 31, 2026 tangible book value ranging from 120% to 160% based on Piper Sandler’s judgement and informed by Piper Sandler’s Comparable Company Analyses. The terminal values were then discounted to present values using different discount rates ranging from 8.0% to 12.0%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Brookline common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of Brookline common stock of $12.07 to $19.16 when applying multiples of earnings and $12.37 to $17.98 when applying multiples of tangible book value.

Earnings Per Share Multiples
Discount Rate	8.0x	9.0x	10.0x	11.0x	12.0x
8.0%	$14.19	$15.43	$16.67	$17.91	$19.16
9.0%	$13.62	$14.81	$16.00	$17.18	$18.37
10.0%	$13.08	$14.21	$15.35	$16.49	$17.63
11.0%	$12.56	$13.65	$14.74	$15.83	$16.92
12.0%	$12.07	$13.12	$14.16	$15.20	$16.25
Tangible Book Value Per Share Multiples
Discount Rate	120%	130%	140%	150%	160%
8.0%	$14.55	$15.40	$16.26	$17.12	$17.98
9.0%	$13.96	$14.78	$15.60	$16.42	$17.24
10.0%	$13.40	$14.19	$14.97	$15.76	$16.55
11.0%	$12.87	$13.63	$14.38	$15.13	$15.88
12.0%	$12.37	$13.09	$13.81	$14.53	$15.26
Piper Sandler also considered and discussed with PCSB’s board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to earnings. To illustrate this impact, Piper Sandler performed a similar analysis assuming Brookline’s earnings varied from 20.0% above estimates to 20.0% below estimates. This analysis resulted in the following range of per share values for Brookline common stock, applying the price to 2026 earnings multiples range of 8.0x to 12.0x referred to above and a discount rate of 9.04%.
Earnings Per Share Multiples
Annual Estimate Variance	8.0x	9.0x	10.0x	11.0x	12.0x
(20.0)%	$11.70	$12.65	$13.60	$14.54	$15.49
(10.0)%	$12.65	$13.71	$14.78	$15.85	$16.92
0.0%	$13.60	$14.78	$15.97	$17.15	$18.34
10.0%	$14.54	$15.85	$17.15	$18.46	$19.76
20.0%	$15.49	$16.92	$18.34	$19.76	$21.18
Piper Sandler noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.
Pro Forma Transaction Analysis.
Piper Sandler analyzed certain potential pro forma effects of the proposed merger on Brookline assuming the transaction closes on September 30, 2022. Piper Sandler utilized the following information and assumptions: (a) estimated net income for PCSB for the years ending December 31, 2022 through December 31, 2026, as provided by the senior management of PCSB and adjusted by the senior management of Brookline, (b) balance sheet and earnings per share estimates for Brookline for the years ending December 31, 2022 through December 31, 2023, based on publicly available mean analyst estimates for Brookline, as well as an estimated long-term annual earnings per share growth rate for the years ending December 31, 2024 through December 31, 2026 and estimated dividends per share for Brookline for the years ending December 31, 2022 through December 31, 2026, as provided by the senior management of Brookline, and (c) certain assumptions relating to transaction expenses, cost savings and purchase accounting adjustments, as provided by the senior management of Brookline, as set forth below under “Certain Unaudited Financial Information — Certain Estimated Synergies Attributable to the Merger.” The analysis indicated that the transaction could be accretive to Brookline’s estimated earnings per share (excluding one-time transaction expenses) in the years ending December 31, 2022 through December 31, 2025 and dilutive to Brookline’s estimated tangible book value per share at close with a tangible book value earnback period of 3.50 years using the crossover method and 4.49 years using the simple method.
In connection with this analysis, Piper Sandler considered and discussed with PCSB’s board of directors how the analysis would be affected by changes in the underlying assumptions, including the impact of final purchase accounting adjustments determined at the closing of the transaction, and noted that the actual results achieved by the combined company may vary from projected results and the variations may be material.
Piper Sandler’s Compensation and Relationships.
Piper Sandler is acting as PCSB’s financial advisor in connection with the transaction and will receive an advisory fee for such services in an amount equal to 1.25% of the aggregate merger consideration, which fee is contingent upon the closing of the merger. At the time of announcement of the transaction, such advisory fee was estimated at approximately $4.0 million. Piper Sandler also received a $400,000 fee from PCSB upon rendering its opinion, which opinion fee will be credited in full towards the advisory fee which will become payable to Piper Sandler upon closing of the transaction. PCSB has also agreed to indemnify Piper Sandler against certain claims and liabilities arising out of Piper Sandler’s engagement and to reimburse Piper Sandler for certain of its out-of-pocket expenses incurred in connection with Piper Sandler’s engagement.
In the two years preceding the date of Piper Sandler’s opinion, Piper Sandler did not provide any other investment banking services to PCSB. Piper Sandler did not provide any investment banking services to Brookline in the two years preceding the date thereof; provided, however, that Piper Sandler acted as an agent for Brookline’s share repurchase program which occurred in 2021. In the ordinary course of Piper Sandler’s business as a broker-dealer, Piper Sandler may purchase securities from and sell securities to PCSB, Brookline and their respective affiliates. Piper Sandler may also actively trade the equity and debt securities of PCSB, Brookline and their respective affiliates for Piper Sandler’s account and for the accounts of Piper Sandler’s customers.
Certain Unaudited Financial Information
PCSB and Brookline generally do not, as a matter of course, publicly disclose forecasts or internal projections as to their respective future performance, revenues, earnings, financial condition or other results given, among other reasons, the inherent uncertainty of the underlying assumptions and estimates. However, PCSB and Brookline are including in this proxy statement/prospectus certain unaudited prospective financial information for PCSB and Brookline that was made available to Piper Sandler, PCSB’s financial advisor, and to PCSB’s board of directors as described below (which we collectively refer to as the “prospective financial information”), as well as certain Wall Street equity research consensus estimates for Brookline that were used by Piper Sandler. A summary of certain significant elements of this information is set forth below and is included in this proxy statement/prospectus solely for the purpose of providing PCSB stockholders access to certain nonpublic information made available to Piper Sandler and Brookline.
PCSB and Brookline do not endorse the prospective financial information as necessarily predictive of actual future results. Furthermore, although presented with numerical specificity, the prospective financial information reflects numerous estimates and assumptions made by senior management of each of PCSB and Brookline at the time such prospective financial information was prepared or approved for the use of Piper Sandler and PCSB’s board of directors. The prospective financial information represents each of PCSB’s and Brookline’s senior management’s evaluation of PCSB’s and Brookline’s respective expected future financial performance on a stand-alone basis, without reference to the merger (except as expressly set forth below under “— Certain Estimated Synergies Attributable to the Merger”). In addition, since the prospective financial information covers multiple years, such information by its nature becomes subject to greater uncertainty with each successive year. These and the other estimates and assumptions underlying the prospective financial information involve judgments with respect to, among other things, economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industries in which PCSB and Brookline operate and the risks and uncertainties described under “Risk Factors” beginning on page 18 of this proxy statement/prospectus and “Cautionary Statement Concerning Forward-Looking Information” beginning on page 23 of this proxy statement/prospectus and in the reports that PCSB and Brookline file with the SEC from time to time, all of which are difficult to predict and many of which are outside the control of PCSB and Brookline and will be beyond the control of Brookline following the completion of the merger.
There can be no assurance that the underlying assumptions or projected results will be realized, and actual results could differ materially from those reflected in the prospective financial information, whether or not the merger is completed. Further, these assumptions do not include all potential actions that the senior management of each of PCSB and Brookline could or might have taken during these time periods. The inclusion in this proxy statement/prospectus of the prospective financial information below should not be regarded as an indication that PCSB or Brookline or their respective boards of directors or advisor considered, or now consider, this prospective financial information to be material information to any PCSB stockholders, particularly in light of the inherent risks and uncertainties associated with such prospective financial information, or that it should be construed as financial guidance, and it should not be relied on as such. This information was prepared solely for internal use and is subjective in many respects and therefore is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The prospective financial information is not fact and should not be relied upon as necessarily indicative of actual future results. The prospective financial information also reflects numerous variables, expectations and assumptions available at the time it was prepared as to certain business decisions that are subject to change and does not take into account any circumstances or events occurring after the date it was prepared, including the transactions contemplated by the merger agreement or the possible financial and other effects of the merger on PCSB or Brookline, and does not attempt to predict or suggest actual future results of Brookline following the completion of the merger or give effect to the merger (except as expressly set forth below under “— Certain Estimated Synergies Attributable to the Merger”). Further, the prospective financial information does not account for the effect of any possible failure of the merger to occur. No assurances can be given that if the prospective financial information and the underlying assumptions had been prepared as of the date of this proxy statement/prospectus, similar assumptions would be used. In addition, the prospective financial information may not reflect the manner in which Brookline would operate after the merger.
In light of the foregoing factors and the uncertainties inherent in the prospective financial information, stockholders are cautioned not to place undue, if any, reliance on the prospective financial information. The accompanying prospective financial information was not prepared for the purpose of, or with a view toward, public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, published guidelines of the SEC regarding forward-looking statements or U.S. generally accepted accounting principles.
Subject to the above, the prospective financial information included in this section has been provided by PCSB’s and Brookline’s respective management as described in this section. Neither Crowe LLP (PCSB’s independent registered public accounting firm) nor KPMG LLP (Brookline’s independent registered public accounting firm), nor any other independent registered public accounting firm, has audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the accompanying prospective financial information. Accordingly, neither Crowe LLP nor KPMG LLP expresses an opinion or any other form of assurance with respect thereto or its achievability and assumes no responsibility for the prospective financial information and disclaims any association with the prospective financial information. The report by Crowe LLP incorporated by reference in this proxy statement/prospectus relates to PCSB’s previously issued financial statements. The report by Crowe LLP does not extend to the prospective financial information and should not be read to do so.
Certain Stand-Alone PCSB Prospective Financial Information Used by Piper Sandler
The following table presents select unaudited prospective financial data of PCSB for the years ending June 30, 2022 through 2026 prepared by PCSB’s management and provided to Piper Sandler that were used by Piper Sandler at the direction of PCSB management in the financial analyses performed in connection with Piper Sandler’s opinion as described in “— Opinion of PCSB’s Financial Advisor” beginning on page 44.
Dollars in millions, except per share data	2022E	2023E	2024E	2025E	2026E
Total Assets	$1,956	$2,040	$2,140	$2,230	$2,325
Net Income	$15.3	$16.3	$18.2	$19.9	$21.3
Earnings per Share	$1.07	$1.18	$1.38	$1.57	$1.75
Dividends per Share	$0.25	$0.29	$0.33	$0.37	$0.41
In addition, Piper Sandler used in its pro forma transaction analysis of the merger, the following net income estimates for PCSB, which were derived from PCSB management estimates and solely adjusted by Brookline management to cover the year-end periods ending December 31, 2022 and December 31, 2023, respectively: $16.4 million and $19.7 million, with a long-term net income growth rate of 8% applied annually thereafter, as provided by Brookline management and used by Piper Sandler at the direction of PCSB management.
Certain Stand-Alone Brookline Prospective Financial Information Used by Piper Sandler
The following table presents the consensus Wall Street research estimates for Brookline’s net income and earnings per share for the years ended December 31, 2022 and December 31, 2023, which we refer to collectively as the Brookline street estimates, that were used by Piper Sandler at the direction of PCSB management in the financial analyses performed in connection with Piper Sandler’s opinion.
Dollars in millions, except per share data	2022E	2023E	2024E	2025E	2026E
Net Income	$103.7	$109.3	$118.0	$127.5	$137.7
Earnings per Share	$1.34	$1.42	$1.53	$1.66	$1.79
Dividends per Share	$0.52	$0.52	$0.52	$0.52	$0.52
At the direction of PCSB, for purposes of extrapolating Brookline financial results for annual periods after December 31, 2023, Brookline senior management provided Piper Sandler with, among other things, an estimated long-term annual growth rate of 8% for Brookline’s net income beginning in 2024 and annually thereafter through December 31, 2026, and dividends per share of $0.52 annually, which were used by Piper Sandler at the direction of PCSB management.
Certain Estimated Synergies Attributable to the Merger
Brookline management developed certain prospective financial information relating to the anticipated cost synergies to be realized by Brookline following the completion of the merger beginning in 2022, which was provided to and approved by PCSB for Piper Sandler’s use and reliance in connection with such financial advisor’s financial analysis and opinion as described in this proxy statement/prospectus under “— Opinion of PCSB’s Financial Advisor.” The cost synergies consisted of fully phased-in estimated annual cost savings of approximately 30% of PCSB’s 2023 non-interest expense, phased in approximately 25% in 2022 and 100% in 2023 and thereafter. The cost synergies assumed a hypothetical September 30, 2022 closing date for the merger.
See above in this section for further information regarding the uncertainties underlying the synergy estimates as well as the sections entitled “Cautionary Statement Concerning Forward-Looking Information” and “Risk Factors” beginning on pages 23 and 44, respectively, for further information regarding the uncertainties and factors associated with realizing synergies in connection with the merger.
General
The stand-alone prospective financial information for Brookline and PCSB was prepared separately using, in some cases, different assumptions, and is not intended to be added together. Adding the financial forecasts together for the two companies is not intended to represent the results Brookline will achieve if the merger is completed and is not intended to represent forecasted financial information for Brookline if the merger is completed.

By including in this proxy statement/prospectus a summary of the prospective financial information, none of PCSB, Brookline or any of their respective advisors or other representatives have made or makes any representation to any person regarding the ultimate performance of PCSB or Brookline compared to the information contained in the prospective financial information or that the results reflected in the prospective financial information will be achieved. Neither PCSB nor Brookline undertakes any obligation to update or otherwise revise the prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of subsequent or unanticipated events, even if any or all of the underlying assumptions are shown to be inappropriate, or to reflect changes in general economic or industry conditions. None of PCSB, Brookline or their respective advisors or other representatives has made, makes or is authorized in the future to make any representation to any stockholder of PCSB or Brookline or other person regarding PCSB’s or Brookline’s ultimate performance compared to the information contained in the prospective financial information or that the results reflected in the prospective financial information will be achieved. The prospective financial information included above is provided because it was made available to and considered by PCSB and its board of directors and by Piper Sandler in connection with the merger.
In light of the foregoing, and considering that the PCSB special meeting will be held several months after the prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, PCSB stockholders are cautioned not to place unwarranted reliance on such information and are urged to review PCSB’s and Brookline’s most recent SEC filings for a description of their respective reported financial results and the financial statements of PCSB and Brookline incorporated by reference in this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 105. The prospective financial information summarized in this section is not included in this proxy statement/ prospectus in order to induce any holder of PCSB common stock to vote in favor of the PCSB merger proposal or any of the other proposals to be voted on at the PCSB special meeting.
Brookline’s Reasons for the Merger
In the course of its evaluation of the merger and the merger agreement, Brookline’s board of directors consulted with its management and Goodwin Procter LLP (their legal advisor). The board of directors discussed the proposed merger in a series of meetings between March 23, 2022 and May 23, 2022, when they approved the merger and the merger agreement. In reaching the decision to approve the merger agreement and related transactions, the board of directors considered a number of factors, including, among others, the following:
•
information concerning the business, operations, financial condition, earnings and prospects of each of Brookline and PCSB as separate entities and on a combined basis;

•
their understanding of the current environment in the financial services industry and current financial market conditions;

•
the compatibility of the businesses, operations and cultures of the two companies, particularly with respect to meeting local banking needs;

•
the pro forma financial effects of the proposed transaction;

•
the terms and conditions of the merger agreement, including the financial terms, and the structure of the merger;

•
the fact that the merger agreement contains restrictions on the ability of PCSB to solicit proposals for alternative transactions or engage in discussions regarding such proposals including the requirement of PCSB to pay a termination fee of $12,000,000 in certain circumstances to terminate the merger agreement;

•
the intention for the merger to qualify as a tax-free reorganization and thus the shares of PCSB common stock can be exchanged for shares of Brookline common stock on a tax free basis;

•
the ability to complete the merger, including the conditions to the merger requiring receipt of necessary regulatory approvals in accordance with the terms of the merger agreement;

•
the possibility of costs and delays resulting from seeking the regulatory approvals necessary to complete the transactions provided for in the merger agreement, the possibility that the banking regulatory authorities may impose restrictions on the combined operations of the two companies (including divestitures) in order to grant the required approvals and thus preventing Brookline from fully realizing the benefits of the merger, the possibility that the merger may not be completed if such approvals are not obtained, and the potential negative impacts on Brookline, its business and the price of Brookline common stock if such approvals are not obtained or restrictions are imposed;
•
the challenges of combining the businesses of two corporations, including Brookline’s past experience in this regard;

•
the fact that the integration of Brookline and PCSB may be complex and time consuming and may require substantial resources and effort, and the risk that if the combined bank is not successfully integrated, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected;

•
the potential risk of diverting management focus and resources from other strategic opportunities and from operational matters while working to implement the merger; and

•
the transaction costs to be incurred by Brookline in connection with the merger.

The foregoing discussion of the information and factors considered by the Brookline board of directors is not intended to be exhaustive, but is believed to include all material factors considered by the board of directors of Brookline. In view of the wide variety of factors it considered, the board did not find it practicable to assign any specific or relative weights to the factors considered. In addition, the Brookline board of directors did not reach any specific conclusion on each factor considered, or any aspect of any particular factor, but conducted an overall analysis of these factors. Individual members of the board may have given different weight to different factors. However, after taking into account all of the factors set forth above, the Brookline board of directors unanimously approved the merger agreement.
There can be no assurance that the potential synergies or opportunities considered by the board will be achieved through completion of the merger. See the section of this proxy statement/prospectus titled “Risk Factors — Risks Relating to the Merger” beginning on page 18.
Accounting Treatment
The merger will be accounted for using the acquisition method of accounting with Brookline treated as the acquiror. Under this method of accounting, PCSB’s assets and liabilities will be recorded by Brookline at their respective fair values as of the closing date of the merger and added to those of Brookline. Any excess of purchase price over the net fair values of PCSB’s assets and liabilities will be recorded as goodwill. Any excess of the fair value of PCSB’s net assets over the purchase price will be recognized in earnings by Brookline on the closing date of the merger.
Financial statements of Brookline issued after the merger will reflect these values, but will not be restated retroactively to reflect the historical financial position or results of operations of PCSB prior to the merger. The results of operations of PCSB will be included in the results of operations of Brookline beginning on the effective date of the merger.
Post-Closing Capitalization
Following the merger, Brookline will have approximately 88,507,065 shares of common stock outstanding. Stockholders of Brookline before the merger will own approximately 87% of the total shares outstanding after the merger and PCSB’s current stockholders will own approximately 13%.
All of the numbers and percentages calculated above are based on the outstanding shares as of the record date and do not take into account the exercise of any outstanding stock options that would result in the issuance of additional shares of Brookline common stock.
Listing of Brookline Common Stock to be Issued in the Merger
Brookline common stock is quoted on Nasdaq under the trading symbol “BRKL.” Under the terms of the merger agreement, Brookline will file a notice of additional listing of shares with Nasdaq with respect to the shares of Brookline common stock to be issued to the holders of PCSB common stock in the merger so that these shares will be listed and traded on the Nasdaq following the merger.
Number of Holders of Common Stock and Number of Shares Outstanding
As of July 27, there were 1,634 stockholders of record of Brookline common stock and 76,672,545 shares of Brookline common stock outstanding.
As of July 27, 2022, there were 1,257 stockholders of record of PCSB common stock and 15,334,857 shares of PCSB common stock outstanding.
Brookline’s registrar and transfer agent is Broadridge Corporate Issuer Solutions. Copies of the governing corporate instruments of Brookline and PCSB are available, without charge, by following the instructions set forth in the section of this proxy statement/prospectus titled “Where You Can Find More Information” beginning on page 105.
Interests of PCSB Directors and Executive Officers in the Merger
PCSB stockholders should be aware that directors and executive officers of PCSB have financial interests in the merger that may be different from, or in addition to, those of PCSB stockholders generally. As described in more detail below, these interests include certain payments and benefits that may be provided to directors and executive officers of PCSB upon completion of the merger or upon termination of their employment under certain circumstances following the merger. These interests, to the extent material, are described below.
Share Ownership of PCSB’s Directors and Executive Officers
As of July 8, 2022, the record date for the PCSB special meeting, the directors and executive officers of PCSB may be deemed to be the beneficial owners of 709,992 shares of PCSB common stock, representing approximately 4.63% of the outstanding shares of PCSB common stock.
Stock Options
Under the terms of the merger agreement, outstanding and unexercised stock options to purchase shares of PCSB common stock, whether vested or unvested, will be cancelled and converted into the right to receive a cash payment equal to the excess of $22.00 over the exercise price per option multiplied by the number of stock options held, less applicable taxes required to be withheld. Set forth below is the number of outstanding and unexercised stock options held by each director and executive officer of PCSB as of May 23, 2022, the date the merger agreement was executed, and the cash-out value of the stock options as determined under the terms of the merger agreement. For an estimate of the amounts that would be payable to each of PCSB’s named executive officers on settlement of their stock options, see “— Potential Payments and Benefits to PCSB’s Named Executive Officers in Connection with the Merger” below.

Name	Stock Options(#)	Cash-Out Value($)
Carol Bray	54,495	141,687
William V. Cuddy, Jr.	44,662	166,589
Kevin B. Dwyer	44,662	166,589
Marsha Gordon	22,331	83,295
Jeffrey Helf	45,330	149,478
Willard I. Hill, Jr.	44,662	166,589
Jeffrey D. Kellogg	44,662	166,589
Ruth Leser	54,495	141,687
Robert C. Lusardi	44,662	166,589
Matthew G. McCrosson	44,662	166,589
Michelle Nicholas	—	—
Dominick Petramale	45,330	149,478
Richard Petrone	54,495	141,687
Karl A. Thimm	44,662	166,589
Clifford Weber	54,495	141,687
Michael J. Weber	44,662	166,589
Richard F. Weiss	51,412	191,767
Restricted Stock Awards
Under the terms of the merger agreement, any vesting restrictions on the PCSB restricted stock awards that have not yet vested will lapse and such awards will be exchanged for the merger consideration, less applicable taxes required to be withheld. The following table sets forth the number of unvested restricted stock awards as of May 23, 2022, the date the merger agreement was executed, that will become vested as a result of the merger held by the directors and executive officers of PCSB. The estimated value of the restricted stock is based on (i) a per share merger consideration of $22.00, assuming that each share of restricted stock is exchanged for the cash merger consideration, multiplied by (ii) the total number of shares subject to each restricted stock award. For an estimate of the amounts that would be payable to each of the PCSB’s named executive officers on settlement of their unvested PCSB equity awards, see “— Potential Payments and Benefits to PCSB’s Named Executive Officers in Connection with the Merger” below.
Name	Unvested Restricted Stock(#)	Estimated Restricted Stock Dollar Value($)
Carol Bray	8,718	191,796
William V. Cuddy, Jr.	7,600	167,200
Kevin B. Dwyer	7,600	167,200
Marsha Gordon	3,800	83,600
Jeffrey Helf	11,012	242,264
Willard I. Hill, Jr.	7,600	167,200
Jeffrey D. Kellogg	7,600	167,200
Ruth Leser	8,718	191,796
Robert C. Lusardi	7,600	167,200
Matthew G. McCrosson	7,600	167,200
Michelle Nicholas	—	—
Dominick Petramale	11,012	242,264
Richard Petrone	8,718	191,796
Karl A. Thimm	7,600	167,200

Name	Unvested Restricted Stock(#)	Estimated Restricted Stock Dollar Value($)
Clifford Weber	8,718	191,796
Michael J. Weber	7,600	167,200
Richard F. Weiss	8,950	196,900
Prior Agreements and Benefit Plans with PCSB’s Directors and Executive Officers
Employment and Change in Control Agreements with Executive Officers
PCSB and PCSB Bank previously entered into employment agreements with Joseph Roberto, Scott Nogles and Michael Goldrick. Pursuant to the merger agreement, Brookline has agreed to honor in accordance with their terms all benefits payable under these agreements, which provide certain benefits in the event the executive’s employment is terminated under specified circumstances following a change in control, such as the merger. The employment agreements provide that if, within 24 months after the effective date of a change in control (as defined in the agreements), the executive is involuntarily terminated other than for “cause,” or voluntarily resigns for “good reason” (as each such term is defined therein), the executive will be entitled to a payment equal to a multiple (i.e., three times for Messrs. Roberto and Nogles and two times for Mr. Goldrick) of the sum of: (i) his current base salary (or his base salary in effect immediately before the change in control, if higher) plus (ii) his highest annual incentive cash compensation awarded during the three (in the case of Messrs. Roberto and Nogles) and two (in the case of Mr. Goldrick) most recent fiscal years ending before the executive’s termination. The severance payment shall be paid to the executive within five business days of the termination date. In the case of Mr. Roberto, the payment shall also include a sum equal to three times his annual personal benefits allotment and a cash lump sum payment equal to the cost of providing continued life, medical and dental coverage for 36 months following termination, at no cost to the executive, based on the costs of such coverage on the effective date of Mr. Roberto’s date of termination. Assuming Messrs. Nogles and Goldrick elect continued medical and dental coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), the employers will pay the entire cost of such coverage for a period of 18 months. In addition, if Messrs. Nogles and Goldrick elect continued COBRA coverage, the employers will also provide the executive with a cash lump sum payment equal to the cost of such coverage for a period of an additional 18 months, in the case of Mr. Nogles, and six months, in the case of Mr. Goldrick (based on the cost of such coverage at his termination date). The employers will also provide each executive with a cash lump sum payment equal to the premium cost for 36 months of life insurance coverage, in the case of Mr. Nogles, and 24 months, in the case of Mr. Goldrick (based on the cost of such coverage at the executive’s termination date). In addition, Messrs. Roberto and Nogles would fully vest in any benefits under any nonqualified deferred compensation plans in which such executive is participating. If the payments to the executives under their employment agreements in connection with a change in control would result in an excise tax under Sections 280G and 4999 of the Code, the severance amounts payable to Messrs. Nogles and Goldrick would be reduced to avoid an excess parachute payment. The employment agreements with Mr. Roberto are silent with respect to any reduction. Concurrent with the signing of the merger agreement, Messrs. Roberto and Nogles each entered into a settlement agreement with Brookline, PCSB and PCSB Bank that cancelled the executive’s applicable employment agreements and quantified the estimated cash severance payment each executive will be entitled to receive at closing and Mr. Goldrick entered into an employment agreement with Brookline that cancelled the executive’s employment agreement. For an estimate of the amount that would be payable to Messrs. Roberto and Nogles under their settlement agreements, see “— Potential Payments and Benefits to PCSB’s Named Executive Officers in Connection with the Merger” below.
PCSB previously entered into substantially similar change in control agreements with Carol Bray, Jeffrey Helf, Ruth Leser, Michelle Nicholas, Dominick Petramale, Richard Petrone and Clifford Weber. Pursuant to the merger agreement, Brookline has agreed to honor in accordance with their terms all benefits payable under these agreements, which provide certain benefits in the event the officer’s employment is terminated under specified circumstances following a change in control, such as the merger. The change in control agreements provide that if, within 24 months after the effective date of a change in control (as defined in the agreements), the officer is involuntarily terminated other than for “cause,” or voluntarily resigns for “good reason” (as each such term is defined therein), the officer will be entitled to a payment equal to a multiple one times (two times for Messrs. Petramale, Petrone and Weber) the sum of: (i) highest rate of base salary paid to the officer during the calendar year of the officer’s date of termination or either of the two calendar years immediately preceding the date of termination plus (ii) average annual incentive cash compensation received during the calendar year of the officer’s date of termination and the two calendar years immediately preceding the date of termination; and, in addition, (iii) the officer will be entitled to elect continuing medical and dental insurance coverage under COBRA, with PCSB paying the cost of such coverage for a period of 12 months (or 18 months, plus a lump sum cash payment in the amount equivalent to 6 months of COBRA premiums, for Messrs. Petramale, Petrone and Weber). The severance payment shall be paid to the officer within 30 business days of the termination date. The change in control agreements provide for a reduction in payments or benefits to the extent necessary to avoid such payments or benefits being subject to Section 280G of the Code. It is estimated that Carol Bray, Jeffrey Helf, Ruth Leser, Michelle Nicholas, Dominick Petramale, Richard Petrone and Clifford Weber would be entitled to approximately $259,071, $292,813, $221,500, $224,085, $643,506, $645,777, and $644,856, respectively, under these agreements if each covered officer experiences a qualifying termination of employment, and these amounts include a cash payment in lieu of continued insurance coverage. Since the execution of the merger agreement, Brookline has engaged, and it expects to continue to engage, in discussions with certain officers of PCSB about potential roles with Brookline and BankRI after the consummation of the merger. There is at this time no assurance that those discussions will result in any additional agreements with Brookline or, if so, what the terms and conditions of any such agreements would be.
Supplemental Executive Retirement Plan for Joseph D. Roberto
PCSB Bank previously entered into a Supplemental Executive Retirement Plan with Mr. Roberto. Under the Supplemental Executive Retirement Plan, Mr. Roberto will be entitled to a normal retirement benefit if he separates from service after his normal retirement age of 68. The normal retirement benefit payable at age 68 is calculated as an annuity of $223,642 per year, payable in monthly installments for his lifetime with 15 years certain. If PCSB Bank undergoes a change in control (as defined in the Supplemental Executive Retirement Plan), such as the merger, his benefit becomes fully vested. Upon Mr. Roberto’s separation from service, he will be entitled to a benefit equal to the normal retirement benefit payable in a lump sum. In connection with the merger, the Supplemental Executive Retirement Plan will be terminated and Mr. Roberto, who is fully vested, will receive an estimated lump sum cash payment of $3,302,158, less required tax withholding, as of the closing date of the merger, and this amount will be updated to reflect the closing date of the merger.
Supplemental Life Insurance Agreement for Joseph D. Roberto
PCSB Bank previously entered into a Supplemental Life Insurance Agreement with Mr. Roberto. In connection with the adoption of the Supplemental Life Insurance Agreement, PCSB Bank acquired one or more life insurance policies on Mr. Roberto’s life. PCSB Bank is the owner of the policy or policies and has entered into an endorsement form with Mr. Roberto to endorse a portion of the death benefits to Mr. Roberto or his beneficiary (such arrangements are referred to as “split dollar agreements”). If Mr. Roberto dies before the payment of his retirement benefit commences under the Supplemental Executive Retirement Plan, his beneficiary would be entitled to a cash lump sum payment from the Supplemental Life Insurance Agreement, in lieu of any benefit under the Supplemental Executive Retirement Plan. If Mr. Roberto dies after his retirement benefits have commenced under the Supplemental Executive Retirement Plan, his beneficiary will be entitled to receive a benefit under the Supplemental Life Insurance Agreement equal to the lesser of (i) the present value of the remaining retirement benefits that would have been paid to him under the Supplemental Executive Retirement Plan had he lived for 15 years after retirement, using a 5% discount rate (or such other reasonable rate as the Board of Directors determines) and (ii) the net death proceeds. Since Mr. Roberto has elected to receive his retirement benefit under the Supplemental Executive Retirement Plan in a lump sum payment following his separation from service, it is expected that no further benefit would be payable to him under this agreement following the lump sum payment of the Supplemental Executive Retirement Plan benefit to Mr. Roberto as of the closing date of the merger.
Supplemental Retirement Plan for Senior Executives
PCSB Bank previously implemented a Supplemental Retirement Plan for Senior Executives, effective January 1, 2017. Messrs. Nogles and Goldrick are the only participants in the Supplemental Retirement

Plan for Senior Executives. Under the Supplemental Retirement Plan for Senior Executives, the participating executive will be entitled to a supplemental benefit, calculated as a fixed annual payment for 15 years, if he separates from service after reaching his benefit age (which is age 65 in the case of both Messrs. Nogles and Goldrick). The supplemental benefit for Messrs. Nogles and Goldrick is equal to an annual payment of $75,000 and $50,000, respectively. The normal form of benefit will be a single lump sum payment equal of the present value of the supplemental benefit unless the executive makes a timely election to be paid in 15 annual installments. If the executive’s employment is involuntary terminated (including a good reason termination by the executive) following a change in control of PCSB Bank, such as the merger, the executive will be entitled to the supplemental benefit, calculated as if executive had attained his benefit age at the time of separation from service. In connection with the merger, the Supplemental Retirement Plan for Senior Executives will be terminated and each of Messrs. Nogles and Goldrick will receive estimated lump sum cash payments of $867,141 and $578,094, respectively, less tax withholding, on the date of the merger, and the payment amounts will be updated to reflect the closing date of the merger. For an estimate of Messrs. Nogles and Goldrick’s non-vested account balances that become vested at the effective time of the merger, see “— Potential Payments and Benefits to PCSB’s Named Executive Officers in Connection with the Merger” below.
Supplemental Life Insurance Plan
PCSB Bank previously implemented a Supplemental Life Insurance Plan for the benefit of certain executives, other than Mr. Roberto, who have been selected to participate in the plan. Messrs. Nogles and Goldrick are participants in the Supplemental Life Insurance Plan, which provides for a death benefit payment equal to the lesser of: (i) one and one-half times a participant’s highest rate of base salary, as in existence in the 2015 calendar year, or (ii) the executive’s net death proceeds if he dies while employed with PCSB Bank. An officer’s participation in the Supplemental Life Insurance Plan will terminate: (i) if any regulatory agency requires PCSB Bank to sever its relationship with the executive; (ii) if PCSB Bank is subjected to regulatory restrictions limiting its ability to pay the compensation under the plan; (iii) in the event of bankruptcy, insolvency, receivership or dissolution of PCSB Bank, (iv) upon termination of the executive’s employment, or (v) as otherwise may be determined by PCSB Bank’s Board of Directors in good faith. As Mr. Nogles is expected to terminate employment as of the closing date of the merger, it is expected that Mr. Nogles’ beneficiary will not be entitled to a benefit under this plan as of the closing date of the merger. As Mr. Goldrick will continue employment with PCSB Bank after the closing date of the merger, it is expected that he will continue to be covered by this plan.
Director Fee Deferral Plan
PCSB Bank maintains an Amended and Restated Director Fee Deferral Plan for non-employee directors. A participant in the plan is eligible to defer a fixed percentage of the annual and periodic fees the participant would be entitled to receive by completing an election form and submitting it to PCSB Bank before initial participation, and thereafter, if desired, before the beginning of each plan year. As of the last day of each plan year, PCSB Bank credits each participant’s account that is not invested in PCSB common stock with interest equal to the prime rate as reported in The Wall Street Journal on the first business day of the plan year, compounded annually, provided, that the crediting rate will not be less than 3% nor greater than 10%. Upon the occurrence of a change in control of PCSB Bank, such as the merger, the participant’s benefit will be distributed in a lump sum distribution. Directors William V. Cuddy, Jr., Kevin B. Dwyer, Marsha Gordon, Willard I. Hill, Jr., Jeffrey D. Kellogg , Robert C. Lusardi, Matthew G. McCrosson, Karl A. Thimm, Michael J. Weber and Richard F. Weiss, who are fully vested, have approximately 26,655, 2,318, 3,693, 2,318, 2,596, 3,170, 5,052, 2,318, 2,318 and 4,356 shares of PCSB common stock credited to their account balances, respectively, which will be exchanged for the merger consideration as of the closing date of the merger.
Director Supplemental Life Insurance Plan
PCSB Bank has adopted a Director Supplemental Life Insurance Plan for non-employee directors. Eligible directors participating in the plan are Dr. Gordon and Messrs. Kellogg, McCrosson, Cuddy, Lusardi, Thimm, Dwyer, and Weiss. The Director Supplemental Insurance Plan provides for a death benefit to the beneficiaries if the director was in service with PCSB Bank at the time of his death. The death benefit will be the lesser of (i) $100,000 or (ii) the net death benefit. For these purposes, the “net death benefit” is defined as the net amount at risk under the policy or policies, i.e., the difference between the cash surrender value of the policy and the total proceeds payable under the policy at the death of the insured as of a given date. PCSB Bank is the sole owner of the policies covering the directors and has entered into split dollar endorsements with each director endorsing the applicable amount of death benefit to the director’s beneficiaries in the event of the director’s death. Participation in the plan terminates if: (i) the director’s service with PCSB Bank is terminated for reasons other than death or (ii) the plan is terminated.
Death Benefit Only Plan
Messrs. Hill and Weber participate in a separate Death Benefit Only Plan with PCSB Bank and do not participate in the Director Supplemental Life Insurance Plan. Under the Death Benefit Only Plan, if Messrs. Hill or Weber dies pre-retirement, their respective beneficiary is entitled to a death benefit equal to $153,850. The death benefit will be paid to their respective beneficiary in a single lump sum within 90 days following their death. Messrs. Hill’s and Weber’s participation will terminate if they terminate service as a director or if the plan is terminated.
New Agreements with PCSB Executive Officers
Settlement Agreements
Concurrent with the signing of the merger agreement, Brookline, PCSB and PCSB Bank entered into a settlement agreement with Messrs. Roberto, Helf, Nogles and Weber that estimated the amount of cash severance payable pursuant to the terms of Messrs. Roberto and Nogles’ employment agreements and Messrs. Helf and Weber’s change in control agreements with PCSB and PCSB Bank. For an estimate of the amount that would be payable to Messrs. Helf and Weber under their settlement agreements, see the above description under “— Employment and Change in Control Agreements with Executive Officers” and for an estimate of the amount that would be payable to Messrs. Roberto and Nogles under their settlement agreements, see “— Potential Payments and Benefits to PCSB’s Named Executive Officers in Connection with the Merger” below.
Consulting Agreement With Joseph Roberto
Concurrent with the signing of the merger agreement, Brookline and PCSB Bank entered into a consulting agreement with Mr. Roberto, pursuant to which he will serve as a consultant to Brookline and PCSB Bank. The consulting term begins on the closing date of the merger and continues through the six-month anniversary of the date of the closing. In exchange for his services, Mr. Roberto will receive a consulting fee of $30,000 for each month during the six-month term, pro-rated for any partial month, payable in equal monthly installments and commencing on the first day of the month following the closing date of the merger and continuing on the first day of each calendar month thereafter.
In consideration of the payments that Brookline will make to Mr. Roberto under the consulting agreement, Mr. Roberto agreed to restrictive covenants related to non-competition and non-solicitation of employees and customers during the term of the consulting agreement.
In the event of the involuntary termination of Mr. Roberto’s consulting services without cause (as such term is defined in the agreement), Brookline will continue to pay the monthly consulting fee through the remainder of the six-month consulting term, subject to Mr. Roberto’s continued compliance with the restrictive covenants. Upon Mr. Roberto’s termination of consulting services for any other reason, Mr. Roberto will be paid only the earned but unpaid portion of the consulting fees through the termination date. For an estimate of the amount that would be payable to Mr. Roberto under this agreement, see “— Potential Payments and Benefits to PCSB’s Named Executive Officers in Connection with the Merger” below.
Employment Agreement with Michael Goldrick
Concurrent with the signing of the merger agreement, Brookline and PCSB Bank entered into an employment agreement (the “Goldrick Agreement”) with Mr. Goldrick on May 23, 2022. The Goldrick Agreement does not have a fixed term and the term will continue until terminated by Brookline, PCSB Bank or Mr. Goldrick.

The Goldrick Agreement provides that PCSB Bank will pay Mr. Goldrick an initial base salary of $350,000 and an annual incentive payment in an amount equal to 60% of base salary at target. The Goldrick Agreement also sets forth the terms and conditions of Mr. Goldrick’s long-term incentive, which is in the form of equity compensation. Specifically, Mr. Goldrick is eligible to receive an annual award of restricted stock with a target grant date fair value equal to 50% of his base salary.
Upon a termination of employment without Cause, for Good Reason (as defined in the Goldrick Agreement) or voluntary termination for any reason during the one-year anniversary following the closing date of the merger, Mr. Goldrick (or his beneficiaries or estate in the event of his death subsequent to his termination of employment) is entitled to receive (i) an amount equal to two times the sum of (a) Mr. Goldrick’s then-current base salary, (b) Mr. Goldrick’s target bonus for the then-current year, (ii) all unvested equity awards will become fully vested, (iii) life and disability coverage substantially identical to the coverage maintained prior to the termination of employment shall continue to be made available to Mr. Goldrick for 24 months from the date of termination, and (iv) subject to Mr. Goldrick’s election to receive continued health insurance benefits under COBRA, a monthly payment equal to the monthly employer contribution that would have been made to provide health insurance to Mr. Goldrick had he remained employed until the earlier of 24 months after the date of termination or the date that Mr. Goltrick becomes eligible for group medical benefits under a different employer’s group medical plan. If such termination occurs within twenty-four (24) months following the occurrence of a Change in Control, and payments under the Goldrick Agreement would result in an excise tax under Sections 280G and 4999 of the Code, the severance amount would be reduced to avoid an excess parachute payment.
PCSB Bank Employee Stock Ownership Plan
The PCSB Bank Employee Stock Ownership Plan (the “ESOP”) is a tax-qualified plan that covers substantially all of the employees of PCSB Bank who have at least one year of service and have attained age 21. The ESOP received a loan from PCSB, the proceeds of which were used to acquire shares of PCSB common stock for the benefit of plan participants. The ESOP has pledged the shares acquired with the loan as collateral for the loan and holds them in a suspense account, releasing them to participants’ accounts as the loan is repaid, with contributions received from PCSB Bank. Effective as of the fifth business day before the closing of the merger, the ESOP will be terminated in accordance with the requirements of the ESOP plan and trust document provisions (and PCSB will adopt such amendments to the ESOP to effect the termination provisions described herein) and applicable law (including but not limited to the freezing of ESOP participation and full vesting of participants). PCSB Bank will repay any outstanding ESOP debt in full by directing the ESOP trustee to first use any cash remaining in the suspense account to repay such ESOP debt and then, if and as necessary, to remit a sufficient number of PCSB common stock back to PCSB to repay any remaining ESOP debt in full. Any remaining shares of PCSB common stock held by the ESOP which had been unallocated (or the proceeds from the sale thereof, if applicable) as of the effective time of the merger will be allocated among the accounts of the ESOP participants with undistributed account balances at the effective time of the merger who are employed by PCSB Bank at the effective time of the merger, and in proportion to the balances credited to their accounts immediately prior to such allocation.
As a result of the foregoing, PCSB Bank’s executive officers, as well as PCSB Bank’s other employees who participate in the ESOP on the ESOP termination date, would receive a benefit in connection with the ESOP’s termination to the extent that the stock price of PCSB common stock multiplied by the number of shares held in the suspense account exceeds the outstanding loan used to acquire those shares. The estimated additional benefit that would be payable under the ESOP at the closing of the merger to Carol Bray, Jeffrey Helf, Ruth Leser, Michelle Nicholas, Dominick Petramale, Richard Petrone and Clifford Weber will be approximately $226,319, $199,727, $200,052, $0, $105,805, $266,873, and $278,636, respectively. For an estimate of the additional benefit that would be payable under the ESOP at the closing of the merger to Messrs. Roberto, Nogles and Goldrick, see “— Potential Payments and Benefits to PCSB’s Named Executive Officers in Connection with the Merger” below.
2023 Pro-Rata Bonuses
The merger agreement provides that PCSB may pay pro-rata bonuses to reflect the level of achievement of performance in respect of the portion of the fiscal year ending June 30, 2023 elapsed prior to the closing date of the merger and which will be based on performance metrics that will be established for the fiscal year beginning July 1, 2022. It is estimated that Carol Bray, Jeffrey Helf, Ruth Leser, Michelle Nicholas, Dominick Petramale, Richard Petrone and Clifford Weber will be entitled to 2023 pro-rata bonuses in the approximate amount of $21,066, $24,826, $13,998, $13,388, $24,355, $23,731, and $25,587, respectively. For an estimate of the 2023 pro-rata bonuses payable to Messrs. Roberto, Nogles and Goldrick, see “— Potential Payments and Benefits to the PCSB’s Named Executive Officers in Connection with the Merger” below.
Appointment of Director to Brookline
The Board of Directors of Brookline will increase the size of its board of directors by one seat and appoint one director of PCSB to fill the vacancy created, who Brookline determines is “independent” with respect to Brookline under Nasdaq rules (the “PCSB Board Designee”).
The Board of Directors of PCSB Bank immediately after the merger shall consist of the current directors of PCSB Bank; however, the PCSB Board Designee shall resign as a director of PCSB Bank immediately prior to the closing date of the merger. The Board of Directors of PCSB Bank shall receive an annual retainer of $50,000 and a fee of $2,000 per meeting attended and this compensation structure shall remain in place for 18 months following the closing date of the merger.
Indemnification and Insurance
Under the merger agreement, Brookline has agreed that all rights to indemnification and all limitations of liability existing in favor of any director or officer of PCSB, to the fully extent permitted by applicable law, will survive for a period of six years following the merger. Brookline will maintain in effect the PCSB’s existing directors’ and officers’ liability insurance coverage for six years following the effective time of the merger, so long as the aggregate cost is not more than 300% of the annual premium currently paid by PCSB for such insurance.
Potential Payments and Benefits to PCSB’s Named Executive Officers in Connection with the Merger
This section sets forth the information required by Item 402(t) of the SEC’s Regulation S-K regarding compensation for each “named executive officer” of PCSB that is based on, or otherwise relates to, the merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the merger-related compensation payable to PCSB’s named executive officers. The “golden parachute” compensation payable to these individuals is subject to a non-binding, advisory vote of PCSB’s stockholders, as described below in this section.
The table below sets forth, for the purposes of this golden parachute disclosure, the amount of payments and benefits (on a pre-tax basis) that each of PCSB Bank’s named executive officers would receive, assuming that (i) the effective time had occurred on August 1, 2022 (which is the last practicable date prior to the date of this proxy statement/prospectus), (ii) each of PCSB’s named executive officers will experience a qualifying termination at such time, and (iii) the named executive officer’s base salary rate remains unchanged from those in effect as of the date of this proxy statement. The calculations in the table below do not include amounts PCSB’s named executive officers were already entitled to receive or vested in as of August 1, 2022. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, including the assumptions described in the footnotes to the table, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.
Golden Parachute Compensation
Executive	Cash($)(1)	Equity($)(2)	Pension/ NQDC($)(3)	Other($)(4)	Total ($)
Joseph D. Roberto	$3,015,109	$1,408,131	$—	$465,246	$4,888,486
Scott D. Nogles	$1,441,420	$828,324	$247,755	$285,246	$2,802,745
Michael P. Goldrick	$28,749	$414,162	$165,170	$285,246	$893,327

(1)
Represents: (a) the estimated cash severance amounts pursuant to the terms of Messrs. Roberto and Nogles’ employment and settlement agreements, which are considered a “double trigger” benefits since the severance amounts are payable if the executive’s employment is terminated without cause or for good reason following a change in control of PCSB or PCSB Bank, and (b) the estimated 2023 pro-rata bonus, which is considered a “single trigger” benefit since the amount is payable in connection with a change in control of PCSB without regard to termination of employment. The following is a break-out of the cash amounts reported in the above table:

Name	Cash Severance ($)	2023 Pro-Rata Bonus ($)
Joseph D. Roberto	2,918,865	96,244
Scott D. Nogles	1,401,084	40,336
Michael P. Goldrick	—	28,749

(2)
Represents the estimated value of the non-vested stock options and non-vested restricted stock awards that become vested at the effective time of the merger, which are considered a “single trigger” benefit since the amounts are payable upon a change in control of PCSB without regard to termination of employment. The value of the restricted stock awards assumes that each share of restricted stock is exchanged for the cash merger consideration of $22.00 and the value of the stock options is based on a per share price of PCSB common stock of $22.00, which is the value specified in the merger agreement. The following is a break-out of the amounts reported in the above table:

Name	Stock Options ($)	Restricted Stock Awards ($)
Joseph D. Roberto	321,155	1,086,976
Scott D. Nogles	188,916	639,408
Michael P. Goldrick	94,458	319,704
If each share of restricted stock is exchanged for $19.67, which is the average closing market price of PCSB common stock over the five business days following the public announcement of the merger, the value of the restricted stock awards would be $971,954, $571,747 and $285,874.
(3)
Represents the estimated value of Messrs. Nogles and Goldrick’s non-vested account balances that become vested at the effective time of the merger under the Supplemental Retirement Plan for Senior Executives, which are considered a “single trigger” benefit since the amounts are payable upon termination of the Supplemental Retirement Plan in connection with the change in control of PCSB without regard to termination of employment.

(4)
Represents the estimated dollar value of additional allocations to the named executive officers in connection with the termination of the ESOP and repayment of the outstanding ESOP loan balance prior to the closing date of the merger. Following the repayment of the ESOP loan with unallocated shares, the remaining shares in the ESOP unallocated stock fund will be exchanged for the merger consideration and will be allocated on a pro rata basis to all participants with an account balance under the ESOP based on each participant’s account balance on the termination date. In addition, for Mr. Roberto, the amount represents the estimated consulting fees that will be paid during the six-month term of the consulting agreement between Brookline, PCSB Bank and Mr. Roberto in the amount of $180,000.

THE MERGER AGREEMENT
The following is a brief summary of the significant provisions of the merger agreement. The summary is not complete and is qualified in its entirety by reference to the merger agreement, which is attached to this proxy statement/prospectus as Annex A and is incorporated into this proxy statement/prospectus by reference. You should read the merger agreement carefully and in its entirety.
Structure of the Merger
The merger agreement provides for the merger of PCSB with and into Brookline, with Brookline as the surviving entity.
Closing of the Merger
The closing of the merger will occur either:
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at 9:00 a.m. Eastern time on a date to be specified by the parties, which shall be no later than five business days after all of the conditions to the closing have been satisfied or waived (the “baseline closing date”);

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at the election of Brookline, on the last business day of the month in which the baseline closing date occurs; or

•
if the baseline closing date occurs in the second half of Brookline’s fiscal quarter, at the election of Brookline, on the last business day of such fiscal quarter (such day hereinafter referred to as the “closing date”).

Notwithstanding the foregoing, the closing of the merger may take place at such other place, time or date as may be mutually agreed upon in writing by Brookline and PCSB.
The closing of the merger is currently expected to completed the during the second half of 2022; however, because the merger is subject to a number of conditions, we cannot predict the actual timing of the closing of the merger.
Boards of Directors of the Surviving Corporation
At the effective time of the merger, Brookline will expand the size of its board of directors to consist of 15 directors and appoint one director of PCSB to serve on Brookline’s board of directors. The director has not been determined yet, but will be selected by Brookline in its sole discretion and will qualify as an “independent director” with respect to Brookline under the Nasdaq listing standards and the applicable rules of the SEC.
Merger Consideration
Under the terms of the merger agreement, each outstanding share of PCSB common stock immediately prior to the effective time of the merger will be converted into the right to receive at the election of the holder either (i) $22.00 in cash, without interest (the “cash consideration”), or (ii) 1.3284 shares (the “exchange ratio”) of Brookline common stock (the “stock consideration”). Notwithstanding the foregoing, 60% of the shares of PCSB common stock issued and outstanding immediately prior to effective date of the merger shall be converted into the stock consideration and the remaining shares of PCSB common stock shall be converted into the cash consideration.
No fractional shares of Brookline common stock will be issued in connection with the merger. Instead, each PCSB stockholder will receive an amount of cash, in lieu of any fractional share, based on the 10-day average stock price of Brookline common stock as reported on Nasdaq for the ten consecutive trading day period ending on the fifth business day prior to the closing date, rounded to the nearest whole cent.
No interest will be paid on any cash consideration.

Election Procedures
An election form and other appropriate and customary transmittal materials will be mailed no less than 20 business days prior to the anticipated closing date or such other date as the parties may mutually agree to each holder of record of PCSB common stock as of five business days prior to the mailing date. Each election form will permit the holder of record of PCSB common stock (or the beneficial owner through proper instructions and documentation) to:
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elect to receive the cash consideration for all or a portion of such holder’s shares,

•
elect to receive the stock consideration for all or a portion of such holder’s shares;

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elect to receive the cash consideration for a portion of such holder’s shares and the stock consideration for the remainder of such holder’s shares; or

•
make no election.

To be effective, a properly completed election form must be received by the exchange agent on or before 5:00 p.m., eastern time, on the 25th day following the mailing date, or such other time and date as mutually agreed upon by the parties, accompanied by the certificates evidencing shares of PCSB common stock held by its stockholders as to which such election form is being made or by an appropriate guarantee of delivery of such certificate(s), as set forth in the election form, from a member of any registered national securities exchange or a commercial bank or trust company in the United States.
Allocation Procedures
A stockholder’s ability to elect to receive cash or shares of Brookline common stock in exchange for shares of PCSB common stock in the merger will be subject to allocation procedures set forth in the merger agreement. These allocation procedures are designed to ensure that 60% of the shares of PCSB common stock issued and outstanding immediately prior to effective date of the merger shall be converted into the stock consideration and the remaining shares of PCSB common stock will be converted into the cash consideration.
Whether you receive the amount of cash and/or stock you request in your election form will depend in part on the elections of other PCSB stockholders. You may not receive the form of consideration that you elect in the merger, and you may instead receive a pro-rata amount of cash and Brookline common stock.
The examples below illustrate below the possible adjustments to elections in connection with these allocation procedures. The first of our three examples assumes you make an effective stock election with respect to all of your PCSB shares. The second example assumes you make no election with respect to your PCSB shares. Finally, the third example assumes that you make an effective cash election with respect to all of your PCSB shares. You should note, however, that you are not required to elect to receive only cash or only Brookline common stock. You may instead elect to receive cash with respect to a portion of your PCSB shares and shares of Brookline common stock with respect to the rest of your PCSB shares. You also should note that the examples below are included for illustrative purposes only, and the pro-rated amounts of cash and stock that a stockholder may receive in the merger are subject to the application of the allocation provisions in the merger agreement by the exchange agent, including the exchange agent’s procedures for rounding the various amounts.
Allocation if Too Many Shares of Brookline are Elected.   If PCSB stockholders elect to receive more Brookline common stock than Brookline has agreed to issue in the merger, then all PCSB stockholders who elected to receive cash or who have made no election would receive the cash consideration with respect to their PCSB shares, and all PCSB stockholders who elected to receive Brookline common stock would receive a pro-rata portion of the available shares of Brookline common stock calculated in the manner described below.
EXAMPLE #1:   Assume that (1) 16,000,000 shares of PCSB common stock are outstanding immediately prior to the merger, (2) holders of 12,000,000 shares of PCSB common stock have made effective stock elections, (3) holders of 3,800,000 shares of PCSB common stock have made effective cash elections and (4) holders of 200,000 shares of PCSB common stock have made no election with respect to their shares. You hold 50,000 PCSB shares and have made an effective election to receive the stock consideration for those shares. In this example, pro-ration would be required with respect to the PCSB stockholders who elected the stock consideration because stockholders have elected to receive Brookline common stock in the merger with respect to more than 60% of the outstanding shares of PCSB common stock.
EXPLANATION #1:
Step 1.   Derive the stock fraction: the stock fraction equals the stock conversion number divided by the aggregate number of PCSB shares for which an effective stock election was made, and represents the fraction to be used in pro- rating the stock consideration. The stock conversion number is the number of shares of PCSB common stock that are to be converted into the right to receive the stock consideration in accordance with the terms of the merger agreement. The stock conversion number is equal to 9,600,000 shares of PCSB common stock. The stock fraction for the example above is calculated as follows:
stock conversion number	=	9,600,000 shares	=	0.80
stock election shares		12,000,000 shares
Step 2.   Derive the stock consideration: the pro-rated stock consideration is the product of the stock fraction multiplied by the number of PCSB shares as to which you have made an effective stock election. This amount is then multiplied by the exchange ratio, which is 1.3284. The pro-rated stock consideration for the example above is calculated as follows:
50,000 × 0.80 = 40,000
40,000 × 1.3284 = 53,136 shares of Brookline common stock
Step 3.   Derive the cash consideration: the cash consideration that you will receive for your PCSB shares is the product of $22.00, multiplied by the remaining number of PCSB shares as to which you made an effective stock election. The cash consideration for the example above is calculated as follows:
$22.00 × (50,000 – 40,000) = $22.00 × 10,000 = $220,000
Thus, in this example, if you own 50,000 shares of PCSB common stock and have made an effective stock election for all of those shares, you would receive (subject to rounding):
•
53,136 shares of Brookline common stock; and

•
$220,000 in cash.

Allocation if Too Few Shares of Brookline are Elected.   If PCSB stockholders elect less Brookline common stock than the merger agreement provides for Brookline to issue in the merger, then all shares with respect to which PCSB stockholders have elected to receive stock consideration would be converted into the right to receive Brookline common stock, and the shares for which PCSB stockholders have elected to receive cash or with respect to which no election was made would be treated in the manner illustrated below.
EXAMPLE #2:   Assume that (1) 16,000,000 shares of PCSB common stock are outstanding immediately prior to the merger, (2) holders of 8,320,000 shares of PCSB common stock have made effective stock elections, (3) holders of 5,600,000 shares of PCSB common stock have made effective cash elections and (4) holders of 2,080,000 shares of PCSB common stock have made no election with respect to their shares. You hold 50,000 PCSB shares and have made no election with respect to those shares. In this example, pro-ration would be required with respect to the stockholders who made no election with respect to their PCSB shares because holders of less than 60% of the outstanding PCSB shares have elected to receive Brookline common stock in the merger, and the shortfall is less than the number of non- election shares.
EXPLANATION #2:
Step 1.   Derive the shortfall number: the shortfall number is the amount by which the stock conversion number exceeds the aggregate number of PCSB shares with respect to which the stock consideration was elected. The stock conversion number is the number of shares of PCSB common stock that are to be converted into the right to receive the stock consideration in accordance with the terms of the merger agreement. The stock conversion number is equal to 9,600,000 shares of PCSB common stock. The shortfall number for the example above is calculated as follows:
9,600,000 – 8,320,000 = 1,280,000 shares
Step 2.   Determine whether the shortfall number is less than or equal to the number of non-election shares: In this example, the shortfall number (1,280,000 shares) is less than the number of non-election shares (2,080,000 shares). As a result, all PCSB shares with respect to which an effective cash election was made would be converted into the right to receive the cash consideration, and the holders of non-election shares would receive a mix of stock consideration and cash consideration.
Step 3.   Derive the stock fraction: the stock fraction equals the shortfall number divided by the aggregate number of PCSB shares for which no election was made, and represents the fraction to be used in pro-rating the stock consideration. The stock fraction for the example above is calculated as follows:
shortfall number	=	1,280,000 shares	=	0.615
non-election shares		2,080,000 shares
Step 4.   Derive the stock consideration: the pro-rated stock consideration is the product of the stock fraction multiplied by the number of PCSB shares as to which you have made no election. This amount is then multiplied by the exchange ratio, which is 1.3284. The pro-rated stock consideration for the example above is calculated as follows:
50,000 × 0.6 = 30,750
30,750 × 1.3284 = 40,848 shares of Brookline common stock
Step 5.   Derive the cash consideration: the cash consideration that you will receive for your PCSB shares is the product of $22.00, multiplied by the remaining number of PCSB shares as to which you made no election.
The cash consideration for the example above is calculated as follows:
$22.00 × (50,000 – 30,750) = $22.00 × 19,250 = $423,500
Thus, in this example, if you own 50,000 shares of PCSB common stock and made no election with respect to those shares, you would receive (subject to rounding):
•
40,848 shares of Brookline common stock; and

•
$423,500 in cash.

EXAMPLE #3:   Assume that (1) 16,000,000 shares of PCSB common stock are outstanding immediately prior to the merger, (2) holders of 8,000,000 shares of PCSB common stock have made effective stock elections, (3) holders of 7,200,000 shares of PCSB common stock have made effective cash elections and (4) holders of 800,000 shares of PCSB common stock have made no election with respect to their shares. You hold 50,000 PCSB shares and have made an effective election to receive the cash consideration for those shares. In this example, pro-ration would be required with respect to the stockholders who made cash elections with respect to their PCSB shares because holders of less than 60% of the outstanding PCSB shares have elected to receive stock in the merger, and the shortfall is more than the number of non-election shares.
EXPLANATION #3:
Step 1.   Derive the shortfall number: the shortfall number is the amount by which the stock conversion number exceeds the aggregate number of PCSB shares with respect to which the stock consideration was elected. The stock conversion number is the number of shares of PCSB common stock that are to be converted into the right to receive the stock consideration in accordance with the terms of the merger agreement. The stock conversion number is equal to 9,600,000 shares of PCSB common stock. The shortfall number for the example above is calculated as follows:
9,600,000 – 8,000,000 = 1,600,000 shares
Step 2.   Determine whether the shortfall number is less than or equal to the number of non-election shares: In this example, the shortfall number (1,600,000 shares) is greater than the number of non-election shares (800,000 shares). As a result, all PCSB shares with respect to which no election was made would be converted into the right to receive the stock consideration, and the holders of shares with respect to which an effective cash election was made would receive a mix of stock consideration and cash consideration.
Step 3.   Derive the stock fraction: the stock fraction equals the amount by which the shortfall number exceeds the total number of non-election shares, divided by the aggregate number of PCSB shares for which an effective cash election was made, and represents the fraction to be used in pro-rating the stock consideration. The stock fraction for the example above is calculated as follows:
shortfall number – non-election shares	=	(1,600,000 – 800,000)	=	800,000	=	0.11
cash election shares		7,200,000		7,200,000
Step 4.   Derive the stock consideration: the pro-rated stock consideration is the product of the stock fraction multiplied by the number of PCSB shares as to which you have made an effective cash election. This amount is then multiplied by the exchange ratio, which is 1.3284. The pro-rated stock consideration for the example above is calculated as follows:
50,000 × 0.11 = 5,556
5,556 × 1.3284 = 7,381 shares of Brookline common stock
Step 5.   Derive the cash consideration: the cash consideration that you will receive for your PCSB shares is the product of $22.00, multiplied by the remaining number of PCSB shares as to which you made an effective cash election. The cash consideration for the example above is calculated as follows:
$22.00 × (50,000 – 5,556) = $22.00 × 44,444 = $977,768
Thus, in this example, if you own 50,000 shares of PCSB common stock and made an effective cash election for all of those shares, you would receive (subject to rounding):
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7,381 shares of Brookline common stock; and

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$977,760 in cash.

Surrender of PCSB Stock Certificates for Brookline Common Stock
On or before the closing date of the merger, Brookline will cause to be delivered to the exchange agent certificates representing the shares of Brookline common stock to be issued in the merger. In addition, Brookline will deliver to the exchange agent an aggregate amount of cash sufficient to pay the aggregate amount of cash consideration payable in the merger, including an estimated amount of cash to be paid in lieu of fractional shares of Brookline common stock.
PCSB stockholders who surrender their stock certificates and complete transmittal and election forms prior to the election deadline will automatically receive the merger consideration allocated to them promptly following completion of the allocation procedures.
As promptly as practicable following the effective time of the merger, the exchange agent will mail to each PCSB stockholder of record at the effective time of the merger who did not previously surrender PCSB stock certificates with a properly completed election form, a letter of transmittal and instructions for use in surrendering the stockholder’s PCSB stock certificates. When such PCSB stockholders deliver their PCSB stock certificates to the exchange agent with a properly completed and duly executed letter of transmittal and any other required documents, their PCSB stock certificates will be cancelled and in exchange PCSB stockholders will receive, as allocated to them:

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the number of whole shares of Brookline common stock that they are entitled to receive under the merger agreement;

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a check representing the amount of cash that they are entitled to receive under the merger agreement; and/or

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a check representing the amount of cash that they are entitled to receive in lieu of any fractional shares.

No interest will be paid or accrued on any cash constituting merger consideration.
PCSB stockholders who are receiving the stock consideration in the merger are not entitled to receive any dividends or other distributions on PCSB common stock with a record date after the closing date of the merger until they have surrendered their PCSB stock certificates in exchange for a Brookline stock certificate. After the surrender of their PCSB stock certificates, PCSB stockholders of record will be entitled to receive any dividend or other distribution, without interest, which had become payable with respect to their Brookline common stock.
Treatment of PCSB Stock Options
At the effective time of the merger, each outstanding option to purchase PCSB common stock, whether vested or unvested, and which has not been previously exercised or canceled, will be automatically canceled and, on the closing date, PCSB shall pay to the holder thereof cash in an amount equal to the product of (i) the number of shares of PCSB common stock underlying such stock option (whether vested or unvested) and (ii) the excess, if any, of $22.00 per share over the exercise price per share of such stock option. The cash payment will be made without interest and will be net of all applicable withholding taxes. As of July 27, 2022, there were outstanding 1,320,963 options to purchase shares of PCSB common stock.
Treatment of PCSB Restricted Stock
As of immediately prior to the effective time of the merger, all restricted stock awards granted by PCSB will vest in full so as to no longer be subject to any forfeiture or vesting requirements, and all such shares of PCSB common stock shall be converted into the right to receive the merger consideration.
Conditions to the Merger
The obligations of the parties to the merger agreement to consummate the merger are subject to the fulfillment of the following conditions:
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the merger agreement and the merger are and adopted by the requisite affirmative vote of the stockholders of PCSB;

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all regulatory approvals are obtained and remain in full force and effect and all statutory waiting periods in respect thereof having been expired, and no regulatory approval impose any term, condition or restriction upon Brookline or any of its subsidiaries that Brookline reasonably determines is a burdensome condition;

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the absence of any order, decree or injunction in effect, or any law, statute or regulation enacted or adopted, that enjoins, prohibits, materially restricts or makes illegal the consummation of the transactions provided for in the merger agreement;

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the registration statement, of which this proxy statement/prospectus is a part, is declared effective and the absence of any proceeding or threatened proceeding to suspend, or stop order suspending, that effectiveness; and

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the shares of Brookline common stock that being issuable pursuant to the merger agreement are authorized for listing on Nasdaq, subject to official notice of issuance.

In addition, the obligation of Brookline to complete the merger is subject to the fulfillment or written waiver, where permissible, of the following conditions:

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each of the representations and warranties of PCSB contained in the merger agreement are true and correct as of the date of the merger agreement and as of the closing date of the merger, unless the failure of those representations and warranties to be true and correct, individually or in the aggregate, has not had, or would not reasonably be likely to have, a material adverse effect on PCSB;

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each and all of the agreements and covenants of PCSB to be performed and complied with pursuant to the merger agreement on or prior to the closing date of the merger are duly performed and complied with in all material respects;

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Brookline receives a certificate from the chief executive officer and chief financial officer of PCSB with respect to compliance with the foregoing conditions; and

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Brookline receives an opinion from its tax counsel, or such other counsel as provided for in the merger agreement, that the merger will be treated for federal income tax purposes as a “reorganization” under Section 368(a) of the Code.

The obligations of PCSB to complete the merger are subject to the fulfillment or written waiver, where permissible, of the following additional conditions:
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each of the representations and warranties of Brookline contained in the merger agreement having been true and correct as of the date of the merger agreement and as of the closing date of the merger, unless the failure of those representations and warranties to be true and correct, individually or in the aggregate, has not had, or would not reasonably be likely to have, a material adverse effect on Brookline;

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each and all of the agreements and covenants of Brookline to be performed and complied with pursuant to the merger agreement on or prior to the closing date of the merger having been duly performed and complied with in all material respects;

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PCSB having received a certificate from the chief executive officer and chief financial officer of Brookline with respect to compliance with the foregoing conditions; and

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PCSB having received an opinion from its tax counsel, or such other counsel as provided for in the merger agreement, that the merger will be treated for federal income tax purposes as a “reorganization” under Section 368(a) of the Code.

Under the merger agreement, “material adverse effect” when used in reference to Brookline, means any fact, change, event, development, effect or circumstance that, individually or in the aggregate, (1) is, or would reasonably be expected to be, materially adverse to the business, business prospects, operations, assets, liabilities, condition (financial or otherwise), results of operations, cash flows or properties of Brookline and its subsidiaries, taken as a whole, or (2) would reasonably be expected to prevent Brookline from performing its obligations under the merger agreement or consummating the transactions provided for in the merger agreement; however, material adverse effect does not include the impact of:
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any fact, change, event, development, effect or circumstance arising after the date of the merger agreement affecting banks or their holding companies generally or arising from changes in general business or economic conditions (and not specifically relating to or having the effect of specifically relating to or having a materially disproportionate effect on Brookline and its subsidiaries, taken as a whole);

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any fact, change, event, development, effect or circumstance resulting from any change in law, generally accepted accounting principles or regulatory accounting after the date of the merger agreement, which affects generally entities such as Brookline and its subsidiaries, taken as a whole (and not specifically relating to or having the effect of specifically relating to or having a materially disproportionate effect on Brookline and its subsidiaries, taken as a whole);

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actions and omissions of Brookline and its subsidiaries taken with the prior written consent of the other party in furtherance of the transactions provided for in the merger agreement or otherwise permitted to be taken by Brookline and its subsidiaries under the merger agreement;

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any fact, change, event, development, effect or circumstance resulting from the announcement or pendency of the transactions provided for in the merger agreement;

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natural disasters or other force majeure events or any epidemic, pandemic or disease outbreak (including the COVID-19 pandemic) and not specifically relating to or having the effect of specifically relating to or having a materially disproportionate effect on Brookline and its subsidiaries, taken as a whole;

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changes in national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States (and not specifically relating to or having the effect of specifically relating to or having a materially disproportionate effect on Brookline and its subsidiaries, taken as a whole);

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any failure by Brookline to meet any internal or published industry analyst projections or forecasts or estimates of revenues or earnings for any period; and

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changes in the trading price or trading volume of Brookline’s common stock.

Under the merger agreement, “material adverse effect” when used in reference to PCSB, means any fact, change, event, development, effect or circumstance that, individually or in the aggregate, (1) is, or would reasonably be expected to be, materially adverse to the business, business prospects, operations, assets, liabilities, condition (financial or otherwise), results of operations, cash flows or properties of PCSB and its subsidiaries, taken as a whole, or (2) would reasonably be expected to prevent PCSB from performing its obligations under the merger agreement or consummating the transactions provided for in the merger agreement; however, material adverse effect does not include the impact of:
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any fact, change, event, development, effect or circumstance arising after the date of the merger agreement affecting banks or their holding companies generally or arising from changes in general business or economic conditions (and not specifically relating to or having the effect of specifically relating to or having a materially disproportionate effect on PCSB and its subsidiaries, taken as a whole);

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any fact, change, event, development, effect or circumstance resulting from any change in law, generally accepted accounting principles or regulatory accounting after the date of the merger agreement, which affects generally entities such as PCSB and its subsidiaries, taken as a whole (and not specifically relating to or having the effect of specifically relating to or having a materially disproportionate effect on PCSB and its subsidiaries, taken as a whole);

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actions and omissions of PCSB and its subsidiaries taken with the prior written consent of the other party in furtherance of the transactions provided for in the merger agreement or otherwise permitted to be taken by PCSB and its subsidiaries under the merger agreement;

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any fact, change, event, development, effect or circumstance resulting from the announcement or pendency of the transactions provided for in the merger agreement;

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natural disasters or other force majeure events or any epidemic, pandemic or disease outbreak (including the COVID-19 pandemic) (and not specifically relating to or having the effect of specifically relating to or having a materially disproportionate effect on PCSB and its subsidiaries, taken as a whole);

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changes in national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States (and not specifically relating to or having the effect of specifically relating to or having a materially disproportionate effect on PCSB and its subsidiaries, taken as a whole); and

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any failure by PCSB to meet any internal projections or forecasts or estimates of revenues or earnings for any period.

No Solicitation
PCSB has agreed that neither it nor its subsidiaries and the respective officers, directors, employees, investment bankers, financial advisors, attorneys, accountants, consultants, affiliates and other agents of PCSB and its subsidiaries will directly or indirectly:
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initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an acquisition proposal;

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participate in any discussions or negotiations regarding any acquisition proposal or furnish, or otherwise afford access, to any person (other than Brookline) any information or data with respect to PCSB or any of its subsidiaries or otherwise relating to an acquisition proposal;

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release any person from, waive any provisions of, or fail to enforce any confidentiality agreement or standstill agreement to which PCSB is a party; or

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enter into any agreement, agreement in principle or letter of intent with respect to any acquisition proposal or approve or resolve to approve any acquisition proposal or any agreement, agreement in principle or letter of intent relating to an acquisition proposal.

Notwithstanding the foregoing, prior to the date on which approval of the merger agreement by PCSB’s stockholders is obtained, PCSB is not prohibited from participating in any discussions or negotiations regarding any acquisition proposal or furnish, or otherwise afford access, to any person any information or data with respect to PCSB or any of its subsidiaries or otherwise relating to an acquisition proposal only if (i) PCSB has received a bona fide unsolicited written acquisition proposal that did not result from a breach of its non-solicit obligations; (ii) PCSB’s board of directors determines in good faith, after consultation with and having considered the advice of its outside legal counsel and its independent financial advisor, that (A) such acquisition proposal constitutes or is reasonably likely to lead to a superior proposal and (B) it is required to take such actions to comply with its fiduciary duties to PCSB’s stockholders under applicable law; (iii) PCSB has provided Brookline with at least three business days’ prior notice of such determination; and (iv) prior to furnishing or affording access to any information or data with respect to PCSB or any of its subsidiaries or otherwise relating to an acquisition proposal, PCSB receives from such person a confidentiality agreement with terms no less favorable to PCSB than those contained in the confidentiality agreement with Brookline, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with PCSB.
PCSB will promptly (and in any event within 24 hours) notify Brookline in writing if any proposals or offers are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, PCSB or its representatives, in each case in connection with any acquisition proposal, and such notice shall indicate the name of the person initiating such discussions or negotiations or making such proposal, offer or information request and the material terms and conditions of any proposals or offers (and, in the case of written materials relating to such proposal, offer, information request, negotiations or discussion, providing copies of such materials (including e-mails or other electronic communications)). PCSB will keep Brookline informed, on a reasonably current basis, of the status and terms of any such proposal, offer, information request, negotiations or discussions (including any amendments or modifications to such proposal, offer or request).
PCSB’s board of directors and any committee of the board of directors will not (i) withdraw, qualify, amend or modify, or propose to withdraw, qualify, amend or modify, in a manner adverse to Brookline in connection with the transactions contemplated by the merger agreement, the recommendation of the PCSB board of directors to approve the merger agreement, fail to reaffirm the recommendation of the PCSB board of directors to approve the merger agreement within five business days following a request by Brookline, or make any statement, filing or release, in connection with the PCSB special meeting or otherwise, inconsistent with the recommendation of the PCSB board of directors to approve the merger agreement; (ii) approve or recommend, or propose to approve or recommend, any acquisition proposal; or (iii) enter into (or cause PCSB or any of its subsidiaries to enter into) any letter of intent, agreement in principle, acquisition agreement or other agreement (A) related to any acquisition transaction (other than a confidentiality agreement as described above) or (B) requiring PCSB to abandon, terminate or fail to consummate the merger or any other transaction contemplated by the merger agreement.

However, if prior to the date on which the merger agreement is approved and adopted by the PCSB stockholders, the PCSB’s board of directors may withdraw, qualify, amend or modify the recommendation of the PCSB board of directors to approve the merger agreement after the fifth business day following Brookline’s receipt of a notice from PCSB advising Brookline that PCSB’s board of directors has decided that a bona fide unsolicited written acquisition proposal that it received (and that did not result from a breach its non-solicitation obligations) constitutes a superior proposal only if (i) PCSB’s board of directors has reasonably determined in good faith, after consultation with and having considered the advice of its outside legal counsel and its financial advisor, that it is required to take such actions to comply with its fiduciary duties to PCSB’s stockholders under applicable law, (ii) during the five business day period after receipt of such notice by Brookline, PCSB and PCSB’s board of directors will cooperate and negotiate in good faith with Brookline to make such adjustments, modifications or amendments to the terms and conditions of the merger agreement as would enable PCSB to proceed with the recommendation of the PCSB board of directors to approve the merger agreement and (iii) at the end of such five business day period the PCSB board of directors again determines in good faith (A) it is required to take such actions to comply with its fiduciary duties to PCSB’s stockholders under applicable law and (B) that such acquisition proposal constitutes a superior proposal.
Under the merger agreement, an “acquisition proposal” means any inquiry, offer or proposal (other than an inquiry, offer or proposal from Brookline), whether or not in writing, contemplating, relating to, or that could reasonably be expected to lead to, an acquisition transaction. An “acquisition transaction” means (A) any transaction or series of transactions involving any merger, consolidation, recapitalization, share exchange, liquidation, dissolution or similar transaction involving PCSB or any of its subsidiaries; (B) any transaction pursuant to which any third party or group acquires or would acquire (whether through sale, lease or other disposition), directly or indirectly, any assets of PCSB or any of its subsidiaries representing, in the aggregate, 20% or more of the assets of PCSB and its subsidiaries on a consolidated basis; (C) any issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing 20% or more of the votes attached to the outstanding securities of PCSB or any of its subsidiaries; (D) any tender offer or exchange offer that, if consummated, would result in any third party or group beneficially owning 20% or more of any class of equity securities of PCSB or any of its subsidiaries; or (E) any transaction which is similar in form, substance or purpose to any of the foregoing transactions, or any combination of the foregoing.
Under the merger agreement, a “superior proposal” means any bona fide written proposal (on its most recently amended or modified terms, if amended or modified) made by a third party to enter into an acquisition transaction on terms that PCSB’s board of directors determines in its good faith judgment, after consultation with and having considered the advice of outside legal counsel and its independent financial advisor (i) would, if consummated, result in the acquisition of all, but not less than all, of the issued and outstanding shares of PCSB’s common stock or all, or substantially all, of the assets of PCSB and its subsidiaries on a consolidated basis; (ii) would result in a transaction that (A) involves consideration to the holders of the shares of PCSB’s common stock that is more favorable, from a financial point of view, than the consideration to be paid to PCSB’s stockholders pursuant to the merger agreement, considering, among other things, the nature of the consideration being offered and any material regulatory approvals or other risks associated with the timing of the proposed transaction beyond or in addition to those specifically contemplated hereby, and which proposal is not conditioned upon obtaining financing and (B) is, in light of the other terms of such proposal, more favorable to PCSB’s stockholders than the merger and the transactions contemplated by the merger agreement; and (iii) is reasonably likely to be completed on the terms proposed, in each case taking into account all legal, financial, regulatory and other aspects of the proposal.
Termination
The merger agreement may be terminated and the merger and the transactions provided for in the merger agreement abandoned as follows:
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by mutual written consent of the parties;

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by Brookline or PCSB if the merger is not consummated by June 1, 2023, unless the terminating party’s failure to comply with the merger agreement was the cause of the failure of the merger to occur on or before this date;

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by Brookline or PCSB if the other party materially breaches any of its representations, warranties, covenants or agreements contained in the merger agreement (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement), and the breach cannot be or has not been cured within 30 days of written notice of the breach and such breach would entitle the non-breaching party not to consummate the transactions provided for in the merger agreement;

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by Brookline or PCSB if (1) any regulatory approval required for consummation of the merger and the other transactions provided for in the merger agreement has been denied by final nonappealable action of any regulatory authority, or (2) any governmental entity has issued a final nonappealable order, injunction or decree enjoining or otherwise prohibiting the transactions provided for in the merger agreement, provided in either case that the terminating party has used its reasonable best efforts to have the order, injunction or decree lifted;

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by Brookline or PCSB if the required approval of the merger agreement and the merger by PCSB stockholders is not obtained;

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by Brookline,

•
if the PCSB board of directors:

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withdraws, qualifies, amends, modifies or withholds its recommendation to the PCSB stockholders to vote in favor of the merger or makes any statement, filing or release that is inconsistent with such recommendation;

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materially breaches its obligation to call, give notice of, hold and commence the special meeting or to solicit proxies in favor of approval of the merger agreement and the merger;

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in response to a tender offer or exchange offer for outstanding shares of PCSB common stock that has been publicly disclosed (other than by Brookline or an affiliate of Brookline), recommends that the holders of PCSB common stock tender their shares of PCSB common stock in such tender offer or exchange offer or, within ten business days after the commencement of such tender offer or exchange offer, the PCSB board of directors fails to publicly recommend against such tender offer or exchange offer within five business days of being requested to do so by Brookline (provided that Brookline may make such request only once with respect to any such tender offer or exchange offer unless such tender offer or exchange offer is subsequently modified in which case Brookline may make such request once each time such modification is made); or

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at any time after the end of ten business days following the receipt of an acquisition proposal, fails to publicly reaffirm the recommendation to the PCSB stockholders to vote in favor of the merger within five business days following a request to do so by Brookline.

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PCSB has materially breached its non-solicitation covenants.

Under the merger agreement, an “acquisition proposal” means any inquiry, offer or proposal (other than an inquiry, offer or proposal from Brookline ), whether or not in writing, contemplating, relating to, or that could reasonably be expected to lead to, an acquisition transaction. An “acquisition transaction” means:
•
any transaction or series of transactions involving any merger, consolidation, recapitalization, share exchange, liquidation, dissolution or similar transaction involving PCSB or any of its subsidiaries;

•
any transaction pursuant to which any third party or group acquires or would acquire (whether through sale, lease or other disposition), directly or indirectly, any assets of PCSB representing, in the aggregate, 20% or more of the assets of PCSB and its subsidiaries on a consolidated basis;

•
any issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing 20% or more of the votes attached to the outstanding securities of PCSB or any of its subsidiaries;
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any tender offer or exchange offer that, if consummated, would result in any third party or group beneficially owning 20% or more of any class of equity securities of PCSB or any of its subsidiaries; or

•
any transaction which is similar in form, substance or purpose to any of the transactions listed above, or any combination of these types of transactions.

For purposes of the termination fee provisions described below, all references to 20% in the definition of “acquisition transaction” shall instead refer to 50%.
Termination Fee
Under the terms of the merger agreement, PCSB must pay Brookline a termination fee of $12,000,000 if:
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Brookline terminates the merger agreement because, (i) PCSB’s board of directors (A) withdraws, qualifies, amends, modifies or withholds its recommendation that PCSB’s stockholders vote to approve the merger and any other matters required to be approved by PCSB’s stockholders for consummation of the merger (the “company recommendation”), or makes any statement, filing or release, in connection with the special meeting or otherwise, inconsistent with the company recommendation (it being understood that taking a neutral position or no position with respect to an acquisition proposal shall be considered an adverse modification of the company recommendation), (B) materially breaches its obligation to call, give notice of and commence the special meeting under the merger agreement, (C) in response to a tender offer or exchange offer for outstanding shares of PCSB common stock that has been publicly disclosed (other than by Brookline or an affiliate of Brookline), recommends that the holders of PCSB tender their shares of PCSB common stock in such tender offer or exchange offer or, within ten business days after the commencement of such tender offer or exchange offer, the PCSB board of directors fails to publicly recommend against such tender offer or exchange offer within five business days of being requested to do so by Brookline (provided that Brookline may make such request only once with respect to any such tender offer or exchange offer unless such tender offer or exchange offer is subsequently modified in which case Brookline may make such request once each time such modification is made), or (D) at any time after the end of ten business days following the receipt of an acquisition proposal, the PCSB board of directors shall have failed to publicly reconfirm the company recommendation within five business days of being requested to do so by Brookline, or (ii) there shall have been a material breach by PCSB of its non-solicitation obligations under the merger agreement;

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Either party terminates the merger agreement because (i) the affirmative vote of holders of at least a majority of PCSB common stock outstanding and entitled to vote on the merger agreement (the “stockholder approval”) shall not have been obtained at the special meeting (provided, that PCSB shall only be entitled to terminate the merger agreement if it has complied in all material respects with its obligations under the merger agreement related to the special meeting) or (ii) the merger is not consummated by June 1, 2023 (except to the extent that the failure of the merger to be consummated shall be due to the failure of the party seeking to terminate the merger agreement to perform or observe the covenants and agreements of such party set forth in the merger agreement) due to the failure to obtain the stockholder approval required for the consummation of the merger, and (A) an acquisition proposal with respect to PCSB shall have been publicly announced, disclosed or otherwise communicated to the PCSB board of directors or senior management prior to the special meeting (including any adjournment or postponement thereof) or prior to June 1, 2023, as applicable, and (B) within 12 months of such termination, PCSB will have (x) consummated a transaction qualifying as an acquisition transaction or (y) entered into a definitive agreement with respect to an acquisition transaction (however, all references in the definition of acquisition transaction to “20%” shall instead refer to “50%”); and

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Brookline terminates the merger agreement as a result of PCSB’s intentional breach of any representation, warranty, covenant or other agreement contained in the merger agreement, which breach cannot be or has not been cured within 30 days after the giving of written notice to PCSB of such breach or June 1, 2023, if earlier and (i) an acquisition proposal with respect to PCSB shall have been publicly announced, disclosed or otherwise communicated to PCSB’s board of directors or senior management prior to any breach by PCSB of any representation, warranty, covenant or other agreement giving rise to such termination by Brookline or during the cure period discussed above and (ii) within 12 months of such termination, PCSB will have (A) consummated a transaction qualifying as an acquisition transaction or (B) entered into a definitive agreement with respect to an acquisition transaction (however, all references in the definition of acquisition transaction to “20%” shall instead refer to “50%”).
Nasdaq Listing
Under the terms of the merger agreement, Brookline will file a notice of additional listing of shares with Nasdaq with respect to the shares of Brookline common stock to be issued to the holders of PCSB common stock in the merger so that these shares will be listed and traded on Nasdaq following the merger.
Indemnification and Insurance
Indemnification.   Under the merger agreement, Brookline has agreed that all rights to indemnification and all limitations of liability existing in favor of any director or officer of PCSB or its subsidiaries, as provided in PCSB’s charter and bylaws, in similar governing documents of PCSB’s subsidiaries, or in applicable law as in effect on the date of the merger agreement with respect to matters occurring on or prior to the effective time of the merger, including without limitation the right to advancement of expenses, will survive the merger for a period of six years from the effective time, unless otherwise prohibited by law; provided, however, that all rights to indemnification in respect of any claim asserted or made within such period shall continue until the final disposition of such claim.
Directors’ and Officers’ Insurance.   The merger agreement provides for Brookline to purchase an extended reporting period endorsement under PCSB’s existing directors’ and officers’ liability insurance coverage prior to the effective time of the merger in a form acceptable to Brookline. This extended reporting period endorsement will provide PCSB’s directors and officers with coverage for six years following the effective time of the merger of not less than the existing coverage under, and have other terms not materially less favorable to the directors and officers than the directors’ and officers’ liability insurance coverage presently maintained by PCSB so long as the aggregate cost is no more than 300% of the annual premium currently paid by PCSB for such insurance. In the event that this premium limit is insufficient for such coverage, PCSB may enter into an agreement to spend up to that amount to purchase such lesser coverage as may be obtained with such amount.
Conduct of Business Pending the Merger
Under the merger agreement, PCSB has agreed that, until the effective time of the merger or the termination of the merger agreement, and except as expressly permitted by the merger agreement or with the prior written consent of Brookline, PCSB will not, and will cause each of its subsidiaries not to:
•
conduct its business other than in the ordinary and usual course consistent with past practice;

•
fail to use reasonable best efforts to preserve intact its business organizations and assets, and maintain its rights, franchises, and existing relations with customers, suppliers, employees and business associates;

•
take any action that would reasonably be expected to adversely affect the ability of either PCSB or Brookline to obtain any necessary regulatory approval required to complete the transactions provided for in the merger agreement or adversely affect PCSB’s ability to perform any of its material obligations under the merger agreement;

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issue, sell, authorize the creation of or otherwise permit to become outstanding any securities or equity equivalents or enter into any agreement with respect to the foregoing, except with respect to stock options or stock-based awards outstanding or authorized to be granted on the date of the merger agreement;

•
accelerate the vesting of any existing stock options or other equity rights except pursuant to the merger agreement;

•
effect a split, dividend, recapitalization or reclassification of its capital stock;

•
make, declare or pay any dividend or other distribution on its capital stock, other than dividends from wholly-owned subsidiaries to PCSB or regular quarterly dividends on PCSB common stock consistent with past practice;

•
directly or indirectly combine, redeem, reclassify, purchase or otherwise acquire, any shares of its stock other than with respect to shares withheld for tax purposes upon the vesting of restricted stock awards or performance restricted stock unit awards or tendered to pay withholding taxes or in payment of the exercise price of stock options;

•
grant or approve any preemptive or similar rights with respect to any shares of PCSB common stock;

•
enter into or amend any employment, severance, retention, change-in-control or similar agreements or arrangements with any of its directors, officers, employees or consultants, grant any salary or wage increase, increase any employee benefit, make any incentive or bonus payments, or provide any tax “gross-up” or similar “make-whole” payments, except for (i) increases in compensation in the ordinary course of business consistent with past practice, (ii) as may be required by law, (iii) to satisfy contractual obligations existing as of the date of the merger agreement and disclosed in the disclosure schedules, (iv) performance bonus payments for the fiscal year ended June 30, 2022 in the ordinary course of business consistent with past practice, such bonus payments not to exceed the aggregate amount set forth in the disclosure schedules, and (v) performance bonus payments for the fiscal year ending June 30, 2023 in an amount equal to the amount accrued for GAAP purposes and which will be paid at or prior to the effective time of the merger (and which will reflect a pro-rated fiscal year and which will be based on performance metrics that will be established for the fiscal year beginning July 1, 2022);

•
Except as may be required by (i) applicable law or (ii) to satisfy contractual obligations existing as of the date of the merger agreement, enter into, establish, adopt or amend any pension, retirement, stock option, equity award, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any director, officer or other employee of PCSB or any of its subsidiaries, including, without limitation, taking any action that accelerates the vesting or exercise of any benefits payable thereunder;

•
hire or, within 60 days of the date of the merger agreement, terminate, other than for cause or as required by law, the employment of any officer, or member of senior management, elect to any office any person who is not a member of PCSB’s management team as of the date of the merger agreement or elect to PCSB’s board of directors any person who is not a member of the PCSB’s board of directors as of the date of the merger agreement;

•
sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties except in the ordinary course of business consistent with past practice and in a transaction that, together with all other such transactions, is not material to PCSB and its subsidiaries taken as a whole;

•
amend its charter or bylaws;

•
acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) all or any portion of the assets, business, securities, deposits or properties of any other entity;

•
make any capital expenditures other than capital expenditures in the ordinary course of business consistent with past practice in amounts not exceeding $50,000 individually or $100,000 in the aggregate;

•
enter into or terminate any material contract or amend or modify in any material respect any material contract or lease, or waive any rights under any material contract or lease;

•
enter into any settlement or similar agreement with respect to any action, suit, proceeding, order or investigation to which PCSB or any of its subsidiaries is a party, or waive or release any material rights or claims, or agree or consent to the issuance of any injunction, decree, order or judgment restricting or otherwise affecting its business or operations in any material respect;
•
enter into any new material line of business;

•
change its material lending, investment, underwriting, risk and asset liability management or other material banking and operating policies, except as required by applicable law, regulation or policies imposed by any governmental authority;

•
introduce any material new products or services, any material marketing campaigns or any material new sales compensation or incentive programs or arrangements;

•
file any application or make any contract with respect to branching or site location;

•
enter into any derivative transactions;

•
incur, modify, extend or renegotiate any indebtedness for borrowed money (other than deposits, federal funds purchased, federal home loan bank advances, and securities sold under agreements to repurchase, in each case in the ordinary course of business consistent with past practice),

•
prepay any indebtedness or other similar arrangements so as to cause PCSB or any of its subsidiaries to incur any prepayment penalty thereunder

•
assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, other than in the ordinary course of business consistent with past practice;

•
acquire (other than by way of foreclosures or acquisitions in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) (i) any debt security or equity investment of a type or in an amount that is not permissible for a national bank or (ii) any other debt security other than in the ordinary course of business consistent with past practice, or restructure or materially change its investment securities portfolio or its interest rate risk position, through purchases, sales or otherwise, or in the manner in which the portfolio is classified;

•
make, increase or purchase any Loan (which includes both funded and unfunded commitments) if, as a result of such action, the total commitment to the borrower and the borrower’s Affiliates would equal or exceed $15,000,000;

•
renegotiate, renew, increase, extend, modify or purchase any existing Loan rated “special mention” or lower by the PCSB Bank in an amount equal to or greater than $2,000,000;

•
make any investment or commitment to invest in real estate or in any real estate development project (other than by way of foreclosure or acquisitions in a bona fide fiduciary capacity or in satisfaction of a debt previously contracted in good faith, in each case in the ordinary course of business consistent with past practice); or foreclose on or take a deed or title to any real estate other than single-family residential properties without first conducting a Phase I environmental assessment of the property that satisfies the requirements of the all appropriate inquiries standard of CERCLA, or foreclose or take a deed or title to any real estate if such environmental assessment indicates the presence of hazardous material;

•
implement or adopt any change in its accounting principles, practices or methods, other than as may be required by changes in laws or regulations or by GAAP;

•
make or change any tax election, change an annual accounting period, adopt or change any accounting method, file any amended tax return, fail to timely file any tax return, enter into any closing agreement, settle or compromise any liability with respect to taxes, agree to any adjustment of any tax attribute, surrender any right to claim a refund of taxes, consent to any extension or waiver of the limitation period applicable to any tax claim or assessment, or take any other similar action relating to the filing of any tax return or the payment of any tax;

•
change its loan policies or procedures except as required by a governmental authority;

•
knowingly take any action that would, or would be reasonably likely to, prevent or impede the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code or materially impede or delay receipt of any regulatory approval;

•
take any action that is intended or is reasonably likely to result in:

•
any of its representations and warranties set forth in the merger agreement being or becoming untrue in any material respect at any time prior to the effective time of the merger;

•
any of the conditions to the merger set forth in the merger agreement not being satisfied; or

•
a material violation of any provision of the merger agreement; or

•
resolve, agree or commit to do any of these prohibited activities.

Brookline and its subsidiaries have agreed that, except as permitted by the merger agreement or otherwise consented to by PCSB in writing, they will not:
•
knowingly take any action that would, or would be reasonably likely to, prevent or impede the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

•
take any action that is intended or is reasonably likely to result in any of the conditions to the merger set forth in the merger agreement not being satisfied.

The agreements relating to the conduct of PCSB’s and Brookline’s business contained in the merger agreement are complicated and not easily summarized. You are urged to carefully read Article V of the merger agreement attached to this proxy statement/prospectus as Annex A.
Employee Benefits
Under the terms of the merger agreement, after the effective time of the merger, Brookline will provide the employees of PCSB and any of its subsidiaries who remain employed after the effective time of the merger with employee benefits (including employee contribution levels) that are substantially comparable in the aggregate to those maintained by Brookline for similarly-situated employees of Brookline. Brookline has the right in its sole discretion to terminate, merge or continue any of PCSB’s employee benefit plans subject to certain conditions. To the extent that PCSB’s employees become eligible to participate in Brookline’s employee benefit plans after the merger (the “eligible PCSB employees”), Brookline will:
•
honor all accrued but unused vacation credited to the eligible PCSB employees under Brookline’s applicable vacation pay plans;

•
treat, and use commercially reasonable efforts to cause its applicable benefit plans to treat, the service of the eligible PCSB employees with PCSB or any of its subsidiaries as service rendered to Brookline or any of its subsidiaries for purposes of eligibility to participate and vesting under any Brookline employee programs, but not for benefit accrual under any defined benefit plan (including minimum pension amount);

•
use commercially reasonable efforts, subject to the terms and conditions of Brookline’s employee programs that are group health plans, to cause to be waived all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the eligible PCSB employees and their eligible dependents under such Brookline’s employee programs, except to the extent such pre-existing conditions, exclusions or waiting period would apply under the analogous PCSB employee plan, upon delivery to Brookline of appropriate documentation;

•
honor all obligations under the employment agreements, change in control agreements, supplemental executive retirement plans, and similar arrangements as disclosed in the PCSB disclosure schedules;

•
assume and honor all PCSB employee programs, in accordance with their terms, as disclosed in the PCSB disclosure schedules;

•
take commercially reasonable efforts to take any and all actions as may be required, including adopting amendments to Brookline’s 401(k) plan, to permit the PCSB eligible employees to participate in Brookline’s 401(k) plan immediately following the effective time with prior service with the PCSB credited for eligibility and vesting purposes and to permit the rollover of any eligible distributions from the PCSB’s 401(k) plan into Brookline’s 401(k) plan, excluding plan loan balances; and

•
honor the severance guidelines as disclosed in the Brookline disclosure schedules in connection with the termination of employment of any PCSB employee, in such amounts, at such times and upon such conditions in accordance with their terms for a period of twelve (12) months following the effective time.

In addition, Brookline has agreed to allocate a certain dollar amount, as disclosed in the Brookline disclosure schedules, to be distributed as retention bonus to the employees of PCSB and its subsidiaries who remain employed at PCSB through the effective time or for an interim period following the effective time through ultimate conversion of PCSB’s data processing systems.
Pursuant to the merger agreement, PCSB will terminate the Supplemental Retirement Plan for Senior Executives, effective as of January 1, 2017, and the Supplemental Executive Retirement Plan for Joseph D. Roberto, effective as of the closing date of the merger, and PCSB will distribute the value of the benefit amounts to the participants at closing, as disclosed in the PCSB disclosure schedules.
Other Covenants
The merger agreement also contains covenants relating to the preparation and distribution of this proxy statement/prospectus and all requisite regulatory filings.
Representations and Warranties
The merger agreement contains representations and warranties that Brookline and PCSB made solely to each other as of specific dates. Those representations and warranties were made only for purposes of the merger agreement and may be subject to important qualifications and limitations agreed to by the parties, including the schedules referenced in the merger agreement that each party delivered to the other in connection with the execution of the merger agreement. Moreover, some of those representations and warranties may not be accurate or complete as of any specific date, may be subject to a standard of materiality provided for in the merger agreement, or may have been used for the purpose of allocating risk among Brookline and PCSB rather than establishing matters as facts. Accordingly, they should not be relied upon as statements of factual information. Third parties are not entitled to the benefits of the representations and warranties in the merger agreement.
The merger agreement contains representations and warranties made by PCSB to Brookline relating to:
•
organization, standing and authority;

•
capitalization;

•
subsidiaries;

•
corporate power;

•
corporate authority;

•
non-contravention;

•
articles of incorporation, bylaws and corporate records

•
compliance with laws;

•
litigation and regulatory action;

•
SEC documents, financial reports and regulatory reports;

•
absence of certain changes or events;

•
taxes and tax returns;

•
employee benefit plans;

•
labor matters;

•
insurance;

•
environmental matters;

•
intellectual properties;

•
privacy and protection of personal information;

•
material agreements and defaults;

•
property and leases;

•
inapplicability of takeover laws;

•
regulatory capitalization;

•
loans, non-performing and classified assets;

•
deposits;

•
investment securities;

•
investment management and related activities;

•
derivative transactions;

•
repurchase agreements;

•
deposit insurance;

•
Community Reinvestment Act, anti-money laundering and customer information security; and

•
affiliate transactions.

The merger agreement contains representations and warranties made by Brookline to PCSB relating to:
•
organization, standing and authority;

•
capitalization;

•
corporate power;

•
corporate authority;

•
non-contravention;

•
articles of incorporation, bylaws and corporate records

•
compliance with laws;

•
litigation and regulatory action;

•
SEC documents, financial reports and regulatory reports;

•
absence of certain changes or events;

•
employee benefit plans;

•
regulatory capitalization;

•
Community Reinvestment Act, anti-money laundering and customer information security;

•
taxes and tax returns;

•
labor matters;

•
insurance;

•
environmental matters;

•
privacy and the protection of personal information; and

•
loans.

None of the representations and warranties by either party survives the effective time of the merger. The representations and warranties in the merger agreement are complicated and not easily summarized. You are urged to carefully read Articles III and IV of the merger agreement attached to this proxy statement/prospectus as Annex A.

Expenses
Each party will pay all fees and expenses it incurs in connection with the merger agreement and the related transactions, except that printing expenses and SEC filing and registration fees shall be shared equally between Brookline and PCSB.
Waiver / Amendments
Prior to the effective time of the merger, any provision of the merger agreement may be (a) waived by the party intended to benefit by the provision, or (b) amended or modified at any time, by an agreement in writing between Brookline and PCSB and approved by their respective boards of directors. After any approval of the merger agreement by PCSB’s stockholders, no amendment may be made which by law requires further approval of PCSB’s stockholders without obtaining such approval.
Regulatory Approvals Required for the Merger
Before Brookline and PCSB may complete the merger, Brookline must obtain a number of regulatory approvals from, or give notices to, federal and state bank regulators.
Board of Governors of the Federal Reserve System.   Completion of the merger is subject, among other things, to approval by the Federal Reserve Board pursuant to Section 3 of the Bank Holding Company Act of 1956 (the “BHCA”) Brookline filed an application on Form FR Y-3 on July 7, 2022.
The Federal Reserve’s determination whether to approve the merger is subject to certain requirements. Because Brookline is headquartered in Massachusetts and PCSB maintains its principal place of business in New York, Section 3(d) of the BHCA requires that the Federal Reserve determine that Brookline is at least “well-capitalized” and “well-managed,” under criteria determined by the Federal Reserve. The Federal Reserve also may not approve the merger unless PCSB Bank has been in existence for the minimum amount of time, up to five years, required by state law. In addition, the Federal Reserve may not approve the merger unless, following the merger, Brookline’s subsidiary banks will not control deposits that exceed 10% of all deposits controlled by insured depository institutions in the United States or 30% of deposits controlled by insured depository institutions in New York, unless state law imposes a lower deposit concentration limit.
The Federal Reserve generally will not approve any transaction that would result in a monopoly or that would further a combination or conspiracy to monopolize banking in any part of the United States. The Federal Reserve also may not approve a transaction that could substantially lessen competition in any section of the country, that would tend to create a monopoly in any section of the country, or that would be in restraint of trade. However, the Federal Reserve may approve any such transaction if it determines that the public interest in meeting the convenience and needs of the community served clearly outweigh the anticompetitive effects of the proposed transaction. The Federal Reserve is also required to consider the financial and managerial resources, effectiveness combatting money laundering activities, and future prospects of the bank holding companies and banks concerned, as well as the convenience and needs of the community to be served. The consideration of convenience and needs includes the parties’ performance under the Community Reinvestment Act of 1977. Consideration of financial resources generally focuses on capital adequacy.
Brookline and PCSB may not complete the merger before 30 calendar days following the Federal Reserve’s approval of the merger or, if the Federal Reserve has not received any adverse comments from the Attorney General of the United States concerning the competitive effect of the merger, such shorter period of time as the Federal Reserve may permit that does not end sooner than 15 calendar days following the Federal Reserve’s approval. During this waiting period, the Attorney General may, but is not expected to, commence an action to stay the effectiveness of the Federal Reserve’s approval and prevent the merger. The Federal Reserve or the Attorney General may challenge the merger on competitive grounds, and may require Brookline to divest certain of its banking subsidiaries’ branches in order to complete the merger. The level of divestitures that the Federal Reserve and the Attorney General may require might be unacceptable. In addition, the Federal Reserve may require PCSB to divest certain of its non-bank subsidiaries before

Brookline may acquire PCSB or require Brookline to commit to divest such non-bank subsidiaries subsequent to the merger. Such divestures could delay the date of completion of the merger or may diminish the benefits of the merger.
State Regulatory Filings.   Brookline is seeking the written approval of the BBI pursuant to Massachusetts General Laws, Chapter 167A, Sections 2 and 4. Brookline is also seeking the written approval of the NYDFS pursuant to New York Banking Law Section 143-B. The above-mentioned applications were filed on July 7, 2022.
In determining whether to approve the merger, the BBI must consider whether the merger will unreasonably affect competition and whether public convenience and advantage will be promoted. The BBI must also consider whether the merger will result in “net new benefits” in Massachusetts, which include consideration of factors such as initial capital investments, job creation plans, consumer and business services, commitments to maintain and open branch offices within a bank’s delineated local community, and such other matters as may be deemed to benefit the community. Before the BBI may approve the merger, the BBI must receive confirmation from the Massachusetts Housing Partnership Fund (the “MHPF”) that Brookline has made satisfactory arrangements with the MHPF with respect to any assets to be acquired by Brookline in connection with the merger that are located in Massachusetts. Brookline has requested a letter from the MHPF confirming that Brookline has made such arrangements.
In deciding whether to approve the merger, the NYDFS will consider the impact of the merger on the public interest and the needs and convenience of the public, whether the merger may result in a lessening of competition that is injurious to the public interest or tends toward monopoly, whether the merger will result in a consolidation of assets beyond limits consistent with effective competition, whether the merger is consistent with adequate or sound banking, and the consistency of the merger with New York’s policy to insure the safe and sound conduct of banking businesses, to conserve their assets, to prevent hoarding of money, to eliminate unsound and destructive competition among such banking organizations and thus to maintain public confidence in such business, and to protect the public interest and the interests of depositors, creditors, and stockholders.
Brookline and PCSB believe that the merger should not raise significant regulatory concerns and that Brookline will be able to obtain all requisite regulatory approvals in a timely manner. However, there can be no assurance that all of the regulatory approvals described above will be obtained and, if obtained, as to the timing of any such approvals. In addition, there can be no assurance that such approvals will not impose conditions or requirements that would reasonably be likely to have a material adverse effect on Brookline and its subsidiaries, taken as a whole, after giving effect to the merger. There can likewise be no assurances that U.S. federal or state regulatory authorities will not attempt to challenge the merger, or if such a challenge is made, as to the result of such challenge.

THE VOTING AGREEMENTS
In connection with the merger agreement, Brookline entered into voting agreements with all directors and certain executive officers of PCSB, consisting of Jeffrey D. Kellogg, Joseph D. Roberto, Karl A. Thimm, Kevin B. Dwyer, Marsha Gordon, Matthew G. McCrosson, Michael P. Goldrick, Michael T. Weber, Richard F. Weiss, Robert C. Lusardi, Scott D. Nogles, Willard I. Hill, Jr. and William V. Cuddy, Jr. There are 709,992 shares of PCSB common stock subject to the voting agreements, which represents approximately 4.63% of the outstanding shares of PCSB common stock as of the record date.
In the voting agreements, each of these stockholders has agreed to vote all of his or her shares of PCSB common stock that such stockholder is entitled to vote:
•
in favor of approval of the merger agreement and the merger;

•
against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty, or any other obligation or agreement of PCSB contained in the merger agreement or of the stockholder contained in the voting agreement, or that would preclude fulfillment of a condition under the merger agreement to PCSB’s and Brookline’s respective obligations to consummate the merger; and

•
against another acquisition proposal, or any agreement or transaction that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the merger or any of the transactions provided for in the merger agreement.

Under the voting agreements, each of the stockholders also agreed not to, and not to permit any of his, her or its affiliates, to:
•
initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, another acquisition proposal;

•
participate in any discussions or negotiations regarding another acquisition proposal, or furnish, or otherwise afford access, to any person (other than Brookline) any information or data with respect to PCSB or any of its subsidiaries or otherwise relating to another acquisition proposal;

•
release any person from, waive any provisions of, or fail to enforce any confidentiality agreement or standstill agreement to which PCSB is a party;

•
solicit proxies or become a participant in a solicitation with respect to another acquisition proposal (other than the merger agreement) or otherwise encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the merger in accordance with the terms of the merger agreement;

•
initiate a stockholders’ vote or action by consent of PCSB’s stockholders with respect to another acquisition proposal;

•
except by reason of the voting agreement, become a member of a group with respect to any voting securities of PCSB that takes any action in support of another acquisition proposal; or

•
enter into any agreement, agreement in principle or letter of intent with respect to another acquisition proposal or approve or resolve to approve another acquisition proposal or any agreement, agreement in principle or letter of intent relating to another acquisition proposal.

In addition, the voting agreements may not be assigned by either Brookline and the stockholders under the voting agreements without the prior written consent of the other party; provided, however, that Brookline may assign its rights and obligations under the voting agreements to any its wholly owned subsidiary. The voting agreements terminate immediately upon the earlier of the receipt of PCSB stockholder approval, the termination of the merger agreement in accordance with its terms, or mutual written agreement of Brookline and the stockholders under the voting agreements.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER
The following is a general summary of material United States federal income tax consequences of the merger to U.S. holders (as defined below) of PCSB common stock. The federal income tax laws are complex and the tax consequences of the merger may vary depending upon each stockholder’s individual circumstances or tax status. The following discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended, or the “Code,” existing temporary and final regulations under the Code, and current administrative rulings and court decisions, all of which are subject to change, possibly on a retroactive basis. Any such change could affect the validity of this discussion. No attempt has been made to comment on all U.S. federal income tax consequences of the merger that may be relevant to PCSB stockholders. The tax discussion set forth below is included for general information only. It is not intended to be, nor should it be construed to be, legal or tax advice to particular PCSB stockholders.
The following discussion may not apply to particular categories of holders of shares of PCSB common stock in light of their individual circumstances or to holders that are subject to special treatment under the Code, such as:
•
S corporations or pass-through entities or investors in pass-through entities;

•
trusts and estates;

•
insurance companies;

•
financial institutions;

•
dealers or brokers in securities or currencies;

•
traders in securities that elect to use a mark-to-market method of accounting;

•
tax-exempt organizations;

•
individual retirement and other tax-deferred accounts;

•
mutual funds;

•
persons subject to the alternative minimum tax;

•
persons who hold PCSB capital stock as part of a straddle, hedging, constructive sale, conversion transaction, or other integrated transaction;

•
persons whose functional currency is other than the United States dollar;

•
persons eligible for tax treaty benefits;

•
foreign corporations, foreign partnerships and other foreign entities;

•
persons who are not citizens or residents of the United States; and

•
holders whose shares of PCSB were acquired through the exercise of an employee stock option or warrant, through a tax-qualified plan, or otherwise as compensation.

This discussion assumes that holders of shares of PCSB common stock hold their shares as capital assets within the meaning of section 1221 of the Code. The following discussion does not address state, local or foreign tax consequences of the merger. You are urged to consult your tax advisors to determine the specific tax consequences of the merger, including any state, local or foreign tax consequences of the merger.
For purposes of this discussion, the term “U.S. holder” means a beneficial owner of PCSB common stock that is:
•
an individual U.S. citizen or resident, as determined for federal income tax purposes;

•
a corporation, or entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•
a trust that is a U.S. resident trust for U.S. federal income tax purposes, i.e., a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and the control over all substantial decisions of such trust is vested in one or more U.S. persons or (ii) such trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes; or
•
an estate the income of which is subject to U.S. federal income tax regardless of its source.

ALL HOLDERS OF PCSB COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO THEM, INCLUDING THE APPLICABILITY AND EFFECT OF THE ALTERNATIVE MINIMUM TAX AND ANY STATE, LOCAL, FOREIGN, AND OTHER TAX LAWS.
Tax Consequences of the Merger
Based on facts and representations and assumptions regarding factual matters that were provided by Brookline and PCSB and that are consistent with the state of facts that Brookline and PCSB believe will be existing as of the effective time of the merger, Goodwin Procter LLP and Luse Gorman, PC are each of the opinion that the merger, when consummated in accordance with the terms of the merger agreement, will constitute a “reorganization” within the meaning of Section 368(a) of the Code. None of the tax opinions given in connection with the merger or the opinions described below will be binding on the Internal Revenue Service or the courts. Neither Brookline nor PCSB intends to request any ruling from the Internal Revenue Service as to the U.S. federal income tax consequences of the merger. Consequently, no assurance can be given that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to any of those set forth below.
If the merger is treated as a “reorganization” within the meaning of section 368(a) of the Code, neither Brookline nor PCSB will recognize any taxable gain or loss as a result of the merger.
The federal income tax consequences of the merger to a PCSB stockholder generally will depend on whether the stockholder receives cash, Brookline common stock or a combination of cash and stock in exchange for the stockholder’s shares of PCSB common stock.
Receipt of Solely Brookline Common Stock
In general, a PCSB stockholder who receives solely Brookline common stock in exchange for all of that stockholder’s shares of PCSB common stock pursuant to the merger will not recognize gain or loss on the exchange, except to the extent the stockholder receives cash in lieu of a fractional share of Brookline common stock (as discussed below). The stockholder’s aggregate adjusted tax basis in the Brookline common stock received pursuant to the merger will equal that stockholder’s aggregate adjusted tax basis in the shares of PCSB common stock being exchanged, reduced by any amount allocable to a fractional share of Brookline common stock for which cash is received. The holding period of Brookline common stock received will include the holding period of the shares of PCSB common stock being exchanged.
Receipt of Solely Cash
A PCSB stockholder who receives solely cash in exchange for all of that stockholder’s shares of PCSB common stock pursuant to the merger generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the stockholder’s aggregate tax basis for such shares of PCSB common stock, which gain or loss generally will be long-term capital gain or loss if such shares of PCSB common stock were held for more than one year. If, however, any such PCSB stockholder constructively owns shares of PCSB common stock that are exchanged for shares of Brookline common stock in the merger or owns shares of Brookline common stock actually or constructively after the merger, such actual or constructive ownership of Brookline common stock may prevent any gain recognized in the merger from qualifying for capital gain rates and instead result in any cash received being treated as the distribution of a dividend. Under the constructive ownership rules of the Code, a stockholder may be treated as owning stock that is actually owned by another person or entity. You should consult your tax advisors as to the possibility that all or a portion of any cash received in exchange for your shares of PCSB common stock will be treated as a dividend. U.S. holders that are individuals or estates or trusts that do not fall into a special class of trusts that is exempt from such tax may be subject to an additional 3.8% tax, generally referred to as the “Medicare tax” or “NIIT.” If you are a U.S. holder that is an individual, estate, or trust, please consult your tax advisors regarding the applicability of the Medicare tax with respect to your disposition of shares of PCSB common stock pursuant to the merger.
Receipt of Brookline Common Stock and Cash
A PCSB stockholder who receives both Brookline common stock and cash consideration in exchange for all of his, her or its shares of PCSB common stock generally will recognize gain, but not loss, to the extent of the lesser of:
•
the excess, if any, of (a) the sum of the aggregate fair market value of the Brookline common stock received (including any fractional share of Brookline common stock deemed to be received and exchanged for cash) and the amount of cash received (excluding any cash received in lieu of a fractional share of common stock) over (b) the stockholder’s aggregate tax basis in the shares of Brookline common stock exchanged in the merger; or

•
the amount of cash received by the stockholder.

In general, for this purpose, gain or loss must be calculated separately for each block of shares surrendered in the exchange, and a loss realized on one block of shares may not be used to offset gain realized on another block of shares. Any such gain will be long-term capital gain if the shares of PCSB common stock exchanged were held for more than one year, unless the receipt of cash has the effect of a distribution of a dividend under the provisions of the Code, in which case such cash will be treated as a dividend to the extent of the stockholder’s share of the current and accumulated earnings and profits of PCSB. You should consult your tax advisors as to the possibility that all or a portion of any cash received in exchange for your PCSB common stock will be treated as a dividend.
The stockholder’s aggregate tax basis in the Brookline common stock received pursuant to the merger will equal that stockholder’s aggregate tax basis in the shares of PCSB common stock being exchanged, reduced by any amount of stockholder’s adjusted basis allocable to a fractional share of Brookline common stock for which cash is received and by the amount of any cash consideration received, and increased by the amount of taxable gain, if any, recognized by that stockholder in the merger (including any portion of such gain that is treated as a dividend).
Cash in Lieu of Fractional Shares
No fractional shares of Brookline common stock will be issued in the merger. A PCSB stockholder who receives cash in lieu of such a fractional share will be treated as having received that fractional share pursuant to the merger and then as having exchanged such fractional share for cash in a redemption by Brookline. A PCSB stockholder will generally recognize capital gain or loss on such a deemed redemption of the fractional share in an amount determined by the excess of the amount of cash received and the stockholder’s tax basis in the fractional share. Any capital gain or loss generally will be long-term capital gain or loss if the PCSB common stock exchanged was held for more than one year at the effective time of the merger. Long-term capital gains of individuals are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.
Tax Opinions
Tax opinions of Goodwin Procter LLP and Luse Gorman, PC have been filed as Exhibits 8.1 and 8.2, respectively, to Brookline’s registration statement filed with the SEC, of which this proxy statement/prospectus is a part. Additionally, it is a condition to the obligations of Brookline and PCSB to complete the merger that Brookline receive an opinion of Goodwin Procter LLP, counsel to Brookline, or such other counsel as contemplated by the merger agreement, and that PCSB receive an opinion of Luse Gorman, PC, counsel to PCSB, or such other counsel as contemplated by the merger agreement, each dated as of the closing date of the merger and each to the effect that, based on representations of Brookline and PCSB and on certain customary assumptions and conditions, the merger will be treated for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. The tax opinions in Exhibits 8.1 and 8.2 are not intended to satisfy this closing condition.

The tax opinions delivered or to be delivered to Brookline and to PCSB in connection with the merger are not binding on the Internal Revenue Service, or the “IRS,” or the courts, and neither Brookline nor PCSB has sought or will seek any ruling from the IRS, regarding any matters relating to the merger. Consequently, there can be no assurance that the IRS will not disagree with or challenge any of the conclusions contained in the tax opinions delivered to Brookline or PCSB, or the federal income tax consequences of the merger described in this proxy statement/prospectus.
Information Reporting and Backup Withholding
PCSB stockholders generally will be subject to information reporting and, under certain circumstances, U.S. federal backup withholding (currently at a rate of 24%), on cash received pursuant to the merger. Backup withholding will not apply, however, to PCSB stockholders who (1) furnish a correct taxpayer identification number, certify that they are not subject to backup withholding and otherwise comply with all the applicable requirements of the backup withholding rules; or (2) provide proof that they are otherwise exempt from backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the PCSB stockholder’s U.S. federal income tax liability, provided that the PCSB stockholder timely furnishes the required information to the Internal Revenue Service.
PCSB stockholders who receive Brookline common stock pursuant to the merger will be required to retain records pertaining to the merger, and any such holder who, immediately before the merger, holds at least 5% (by vote or value) of the outstanding PCSB common stock, or securities of PCSB with a basis for federal income tax purposes of at least $1 million, will be required to file with its U.S. federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger. PCSB stockholder are urged to consult with their tax advisors with respect to these and other reporting requirements applicable to the merger.
Other Tax Consequences
The state and local tax treatment of the merger may not conform to the federal income tax consequences discussed above. Consequently, you should consult your own tax advisors regarding the treatment of the merger under state and local tax laws.
The preceding discussion is intended only as a general discussion of material U.S. federal income tax consequences of the merger. It is not a complete analysis or discussion of all potential tax effects that may be important to you. Thus, you are strongly encouraged to consult your tax advisor as to the specific tax consequences resulting from the merger, including tax return reporting requirements, the applicability and effect of federal, state, local, and other tax laws, and the effect of any proposed changes in tax laws.

DESCRIPTION OF BROOKLINE’S CAPITAL STOCK
The following summary is a description of the material terms of Brookline’s capital stock that does not purport to be complete and that is qualified by reference to Brookline’s charter and Brookline’s bylaws. This summary should be read in conjunction with the section entitled “Comparison of Stockholder Rights” beginning on page 95 of this proxy statement/prospectus.
General
Under its charter, Brookline has authority, without further stockholder action, to issue up to 200,000,000 shares of common stock. Brookline may amend its charter from time to time to increase the number of authorized shares of common stock with stockholder approval.
Brookline may issue common stock from time to time. Brookline’s board of directors must approve the amount of capital stock Brookline sells and the price for which it is sold. Holders of common stock do not have any preferential rights or preemptive rights to buy or subscribe for capital stock or other securities that Brookline may issue. Brookline’s common stock does not have any redemption rights, sinking fund provisions or any conversion rights.
Dividends
Brookline may pay dividends on its common stock if, after giving effect to the distribution, it would be able to pay its indebtedness as the indebtedness comes due in the usual course of business and its total assets exceed the sum of its liabilities and the amount needed, if Brookline were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of any holders of capital stock who have preference in the event of dissolution. The holders of common stock are entitled to receive and share equally in dividends as may be declared by Brookline’s board of directors out of funds legally available therefor. If Brookline issues shares of preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.
Liquidation
In the event of any liquidation, dissolution or winding up of Brookline, and subject to the preferential rights of any other class or series of stock, holders of shares of the common stock are entitled to receive all assets of Brookline available for distribution, after payment or provision for payment of all debts and liabilities of Brookline, including deposit accounts and accrued interest thereon, and after distribution of the balance in the liquidation account to eligible account holders.
Voting Rights
Subject to the provisions of Brookline’s charter, each holder of common stock is entitled to one vote per share and has no right to cumulate votes in the election of directors. Holders of Brookline’s common stock elect Brookline’s board of directors and act on all other matters as are required to be presented to them under Delaware law or as are otherwise presented to them by Brookline’s board of directors.
Under Brookline’s charter, any person who beneficially owns more than 10% of the then-outstanding shares of Brookline common stock will not be entitled or permitted to vote any shares of common stock held in excess of the 10% limit.
All matters to be voted on by stockholders, other than a contested election of directors, must be approved by a majority of the votes cast at a meeting of stockholders duly called and at which a quorum is present, subject to any voting rights granted to holders of any then outstanding preferred stock. In contested elections of directors, which generally will include any situation in which Brookline receives a notice that a stockholder has nominated a person for election to Brookline’s board of directors at a meeting of the stockholders of Brookline that is not withdrawn on or before the tenth day before Brookline first mails its notice for such meeting to its stockholders, a plurality voting standard will apply.

COMPARISON OF STOCKHOLDER RIGHTS
As a stockholder of PCSB, your rights are governed by the MGCL, PCSB’s charter, as currently in effect, and PCSB’s bylaws, as currently in effect. When the merger becomes effective, you will become a stockholder of Brookline if you receive the stock consideration for any portion of your PCSB shares. As a Brookline stockholder, your rights will be governed by Delaware law, Brookline’s charter, as in effect from time to time, and Brookline’s bylaws, as in effect from time to time.
The following discussion of the similarities and material differences between the rights of PCSB stockholders under applicable law, and PCSB’s charter and bylaws and the rights of Brookline stockholders under Delaware law and Brookline’s charter and bylaws is only a summary, and may not contain all of the information that is important to you. You should carefully read this entire document and refer to the documents discussed below for a more complete understanding of the differences between your rights as a PCSB stockholder and your rights as a Brookline stockholder. This discussion is qualified in its entirety by reference to the MGCL and Delaware law and the full texts of Brookline’s charter and bylaws and PCSB’s charter and bylaws.
Capitalization
Brookline.   The total authorized capital stock of Brookline consists of 200,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share. As of July 27, 2022, there were 76,672,545 shares of common stock and no shares of preferred stock issued and outstanding.
PCSB.   The total authorized capital stock of PCSB consists of 200,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. As of July 27, 2022, there were 15,334,857 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding.
Brookline may issue preferred stock without stockholder approval. PCSB may issue preferred stock without stockholder approval.
Notice of Stockholder Meetings
Brookline.   In accordance with Delaware law, Brookline’s bylaws provide that written notice of any stockholders’ meeting must be given to each stockholder entitled to vote not less than 10 nor more than 60 days before the meeting.
PCSB.   PCSB’s bylaws provide that notice in writing or by electronic transmission of any stockholders’ meeting must be given to each stockholder entitled to vote not less than 10 nor more than 90 days before the meeting date.
Right to Call Special Meetings
Brookline.   Under Delaware law, a special meeting of stockholders may be called by the board of directors, or by the person or persons authorized to do so by the certificate of incorporation or the bylaws. Brookline’s charter and bylaws authorize the calling of a special meeting of stockholders by a majority of the board of directors, subject to the rights, if any, of preferred stockholders.
PCSB.   A special meeting of stockholders may be called by the chairperson of the board of directors, the vice chairperson of the board of directors or by the board of directors pursuant to a resolution adopted by a majority of the total number of directors that PCSB would have if there were no vacancies on the board of directors or by the secretary at the request of stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting.
Actions by Written Consent of Stockholders
Brookline.   Under Delaware law, unless otherwise precluded by the certificate of incorporation, stockholders may act by written consent in lieu of a meeting. Brookline’s charter and bylaws preclude stockholder action by written consent.

PCSB.   Under the MGCL, stockholders may act by written consent in lieu of a meeting if authorized to do so by the certificate of incorporation. However, neither PCSB’s charter nor its bylaws authorize stockholders to do so.
Accordingly, neither Brookline stockholders nor PCSB stockholders may take action by written consent in lieu of a meeting.
Rights of Dissenting Stockholders
Brookline.   Under Delaware law, stockholders may, in the case of a merger or consolidation, obtain a judicial appraisal of the fair value of their shares if they have neither voted in favor of nor consented in writing to the merger or consolidation. Stockholders do not have appraisal rights with respect to shares of any class or series of stock if such shares of stock, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders are either (1) listed on a national securities exchange or (2) held of record by more than 2,000 holders, unless the stockholders receive in exchange for their shares anything other than:
•
shares of stock of the surviving corporation (or depositary receipts in respect thereof), or of any other corporation that is publicly listed on a national securities exchange or held by more than 2,000 holders of record;

•
cash in lieu of fractional shares or fractional depositary receipts described above; or

•
any combination of the foregoing.

Delaware law permits a corporation to provide appraisal rights in its certificate of incorporation in the case of a charter amendment, any merger or consolidation in which the corporation is a constituent corporation or a sale of all or substantially all of the assets of the corporation.
PCSB.   Under the MGCL, stockholders may have appraisal rights in the event of:
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a merger or consolidation;

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a share exchange;

•
a transfer of assets;

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a charter amendment altering contract rights of outstanding stock (unless the right to do so is reserved in the charter); or

•
a business combination specified by the MGCL.

The appraisal right does not apply if (1) the stock is listed on a national securities exchange with certain exceptions; (2) the stock is that of the successor in a merger unless the merger alters the contract rights of the stock or converts the stock in whole or in part into something other than stock, cash, scrip or other interests; (3) the stock is not entitled (with certain exceptions) to be voted on the transaction or the stockholder did not own the stock on the record date for determining stockholders entitled to vote on the transaction; (4) the charter provides that the holders of the stock are not entitled to exercise the rights of an objecting stockholder; or (5) the stock is that of an open-end investment company and the stock is valued in the transaction at its net asset value. In addition, a stockholder may have appraisal rights when the corporation amends its charter in a way that alters the contract rights of any outstanding stock and substantially and adversely affects the stockholder’s right unless the right to do so is reserved in the corporation’s charter.
PCSB’s charter provides that stockholders may not be entitled to exercise their appraisal rights unless the board of directors, pursuant to a resolution approved by a majority of the directors then in office, may determine that such rights apply with respect to all or any classes or series of stock, to one or more transactions occurring after the date of such determination in connection with which stockholders would otherwise be entitled to exercise such rights. See “Proposal No. 1 — The Merger — Appraisal Rights.”
The organizational documents of Brookline and PCSB do not grant appraisal rights in addition to those provided by Delaware law and Maryland law, respectively.

Board of Directors — Number, Removal and Classification
Brookline.   Under Delaware law, the board of directors of a Delaware corporation must consist of one or more members with the number of directors. To be fixed as provided in the certificate of incorporation or bylaws, and that the directors may be divided into one, two, or three classes by the certificate of incorporation or by a bylaw adopted by the stockholders. Brookline’s charter and bylaws provide that the number of directors on the board will be fixed solely and exclusively by resolution of the board of directors. Brookline currently has fourteen directors. Brookline’s charter provides that the directors will be divided into three classes, as nearly equal in number as reasonably possible, with the term of one class expiring each year. Brookline’s charter prohibits cumulative voting rights in the election of directors.
Delaware law also provides that any director, or the entire board of directors, may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors. However, unless the certificate of incorporation provides otherwise, a director, or the entire board, of a corporation whose board is classified may only be removed for cause. Brookline’s charter provides that a director may be removed only for cause and only by the affirmative vote of at least 80% of the outstanding shares entitled to vote generally in the election of directors.
PCSB.   Under the MGCL, the board of directors shall consist of at least one director, subject to the provisions governing the minimum number of directors, the number of directors set by the charter may be altered by the bylaws to a number greater or less than that set by the charter, unless the corporation has elected by its charter or bylaws or by resolution of its board of directors, in which case the number of directors shall be fixed only by vote of the board of directors, regardless of any contrary provision in the charter. In addition, the charter or the bylaws may divide the directors into classes and may provide for a term of office of not more than five years. The term of at least one class of directors, however, must expire each year.
PCSB’s charter and bylaws provide that the number of directors will be fixed in the bylaws from time to time exclusively by vote of the board of directors, but will not be less than the minimum number requirement of the MGCL. PCSB’s charter and bylaws also provide the directors will be divided into three classes, as nearly equal in number as possible, with the term of one class expiring each year. PCSB currently has 11 directors. PCSB’s charter prohibit cumulative voting rights in the election of directors.
PCSB’s charter provides that a director may be removed by stockholders, only for cause, by the affirmative vote of at least two-thirds of the outstanding common stock of PCSB entitled to vote.
Each of Brookline and PCSB has a classified board of directors. The board of directors of each of Brookline and PCSB may set the number of directors. Directors of Brookline may be removed only for cause and only with the affirmative vote of at least 80% of the outstanding shares entitled to vote, while directors of PCSB may be removed only for cause and only with the affirmative vote of at least two-thirds of the outstanding shares entitled to vote.
Filling Vacancies on the Board of Directors
Brookline.   Delaware law provides that, unless otherwise provided in the certificate of incorporation or bylaws, vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If the holders of any class or series of stock are entitled to elect one or more directors, then vacancies and newly created directorships of that class or series may be filled by a majority of directors, or the sole remaining director.
Brookline’s charter and bylaws provide that newly created directorships or any vacancies in the board of directors may be filled only by a majority vote of the directors then in office, though less than a quorum, subject to the rights, if any, of preferred stockholders to elect directors and fill board vacancies.
PCSB.   Under the MGCL, unless the charter or bylaws provide otherwise, a majority of the remaining directors may appoint a director to fill a vacancy that results from any cause except an increase in the number of directors, and a majority of the entire board may fill a vacancy that results from an increase in the number of directors. However, if the corporation has elected by its charter or bylaws or by a resolution of its board of directors, each vacancy, whether resulting from an increase in the size of the board or the death, resignation or removal of a director, may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum and regardless of any contrary provision in the charter or bylaws.
PCSB’s charter and bylaws provide that any vacancies in the board of directors resulting from an increase in the size of the board of directors or the death, resignation or removal of a director may be filled only by the affirmative vote of two-thirds of the remaining directors in office, though less than a quorum, and any director elected to fill a vacancy shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until a successor is elected and qualifies.
Accordingly, vacancies on the board of Brookline may be filled by a majority of the remaining directors, while vacancies on the board of PCSB may be filled by two-thirds of the remaining directors.
Preemptive Rights
Preemptive rights generally allow a stockholder to maintain its proportionate share of ownership of a corporation by permitting the stockholder to purchase a proportionate share of any new stock issuances. Preemptive rights protect the stockholders from dilution of value and control upon new stock issuances.
Brookline.   Under Delaware law, unless the certificate of incorporation provides otherwise, stockholders have no preemptive rights. Brookline’s charter does not provide preemptive rights.
PCSB.   Under the MGCL, unless the certificate of incorporation provides otherwise, stockholders have no preemptive rights. PCSB’s charter provide that the stockholders will not have preemptive rights unless such rights are approved by the board of directors pursuant to a resolution approved by a majority of the directors then in office.
Accordingly, Brookline stockholders have no preemptive rights, while PCSB stockholders have no preemptive rights unless the majority of the directors then in office approve such rights.
Dividends
Brookline.   Brookline’s bylaws provide that the board of directors may declare dividends from time to time in accordance with applicable law. Under Delaware law, the board of directors may declare and pay dividends out of either its surplus or net profits (if no surplus) for the year in which dividends are announced and/or the preceding fiscal year.
PCSB.   PCSB’s charter and bylaws provide that the board of directors may declare dividends from time to time in accordance with applicable law.
Under the MGCL, a corporation, subject to any restriction in its charter, may make any distribution authorized by the board of directors if, after the distribution, the corporation would not be insolvent.
The Federal Reserve has the authority to prohibit Brookline and PCSB from paying dividends if such payment is deemed to be an unsafe or unsound practice.
Thus, Brookline and PCSB is each subject to substantially the same restrictions on declaring dividends.
Stockholder Nominations and Proposals
Brookline.   Brookline’s bylaws include advance notice and informational requirements for any proposal that a stockholder wishes to bring before an annual meeting of stockholders. In order to be properly brought before a meeting, a stockholder proposal must be received by the corporation no less than 90 days prior to the anniversary date of the mailing of proxy materials by Brookline in connection with the immediately preceding annual meeting of Brookline’s stockholders. In the event that less than 100 days’ notice of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made.
PCSB.   PCSB’s bylaws include advance notice and informational requirements for any proposal that a stockholder wishes to bring before an annual meeting of stockholders. A stockholder’s notice of a proposal will be timely if delivered to PCSB’s secretary at the principal executive office not less than 90 days nor more than 120 days prior to the scheduled annual meeting. If less than 90 days’ notice of the date of the scheduled annual meeting is given or made and the date of the scheduled annual meeting is advanced more than 30 days before or delayed more than 30 days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so delivered or received not later than the close of business on the tenth day following the day on which public disclosure of the date of such meeting is first made.
Both Brookline stockholders and PCSB stockholders have the ability to bring proposals before an annual meeting of stockholders, subject to certain procedural requirements.
Amendments to Charter
Brookline.   Under Delaware law, an amendment to the certificate of incorporation requires a board resolution setting forth the amendment proposed, declaring its advisability, and directing that such amendment be considered by stockholders at a special meeting or the next annual meeting, and approval by a majority of the outstanding stock entitled to vote on the amendment, unless the certificate of incorporation imposes a greater approval requirement. Brookline’s charter requires the affirmative vote of the holders of at least 80% of the voting power of all of the then-outstanding shares of Brookline capital stock entitled to vote generally in the election of directors, voting together as a single class, in order to amend or repeal certain specified provisions in the charter.
PCSB.   Under the MGCL, a corporation may amend its charter by the affirmative vote of two-thirds of all outstanding stock entitled to vote or of each class if more than one class is entitled to vote unless the charter provides the board of directors may, by a majority vote of the entire board, amend the charter to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of any class of stock without stockholder approval. PCSB’s charter provides that an amendment to the charter must be approved by the affirmative vote of two-thirds of all outstanding stock entitled to vote, except that the proposed amendment or repeal of any provision of the charter need only be approved by the vote of a majority of all the votes entitled to be cast by the holders of shares of capital stock of PCSB entitled to vote on the matter if the amendment or repeal of such provision is approved by the board of directors pursuant to a resolution approved by at least two-thirds of the whole board. The board of directors, pursuant to a resolution approved by a majority of the whole board, and without action by the stockholders, may amend the charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that the corporation has authority to issue. In addition, the affirmative vote of the holders of at least 80% of the voting power of all of the then-outstanding shares of PCSB capital stock entitled to vote generally in the election of directors, voting together as a single class, is required to amend or repeal certain specified provisions in the charter.
Accordingly, amendments to each of Brookline’s and PCSB’s charters may be approved by a majority and two-thirds, respectively, of all the votes entitled to be cast at a meeting except that amendments to certain provisions in each of their charters require the approval of at least 80% of the voting power of all of the then-outstanding shares of each of their capital stock entitled to vote generally in the election of directors, voting together as a single class.
Amendments to Bylaws
Brookline.   Under Delaware law, stockholders may amend or repeal bylaws. Brookline’s charter and bylaws provide that the board of directors may amend, alter or repeal bylaws with the approval of two-thirds of the directors, and that the stockholders may also amend, alter or repeal the bylaws, at an annual or special meeting, with the affirmative vote of the holders of at least 80% of the voting power of all of the then-outstanding shares of Brookline capital stock entitled to vote generally in the election of directors, voting together as a single class.
PCSB.   Under the MGCL, the charter or bylaws may confer on directors the power to adopt, amend or repeal the bylaws. PCSB’s charter and bylaws provide that the board of directors may adopt, alter, amend or repeal the bylaws with the affirmative vote of a majority of the directors then in office. The stockholders may also have power to adopt, amend or repeal the bylaws by affirmative vote of the holders of at least 80% of the voting power of all of the then-outstanding shares of PCSB capital stock entitled to vote generally in the election of directors, voting together as a single class,
Both Brookline and PCSB permit their directors to amend their bylaws. Brookline and PCSB require the vote of two-thirds and a majority, respectively, of the directors to amend their bylaws. Both Brookline and PCSB stockholders may amend the bylaws by the affirmative vote of the holders of at least 80% of the voting power of all of the then-outstanding shares, respectively, entitled to vote generally in the election of directors, voting together as a single class.
Stockholder Approval of a Merger
Brookline.   In order to approve a merger under Delaware law, a corporation’s board of directors must adopt a resolution approving an agreement and plan of merger and declaring its advisability to the stockholders. The merger agreement must also be approved by the holders of a majority of the outstanding stock entitled to vote on the merger, unless the certificate of incorporation requires a greater vote. No vote of the stockholders is required if:
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the corporation is the surviving corporation;

•
the merger does not involve the amendment of the corporation’s certificate of incorporation;

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each share of stock of such constituent corporation outstanding immediately prior to the effective date of the merger is to be an identical outstanding share of the surviving corporation after the effective date of the merger; and

•
the securities issued by the corporation in the merger do not exceed 20% of the common stock of the corporation outstanding immediately prior to the effective date of the merger. Brookline’s charter provides for a greater vote only in the case of a business combination involving an interested stockholder.

PCSB.   In order to approve a merger under the MGCL, a corporation’s board of directors must adopt a resolution approving a plan of merger and directing that the plan of merger be submitted to a vote at a meeting of stockholders. At the meeting of stockholders, the plan of merger must be approved by the affirmative vote of the holders of the holders of two-thirds of all shares or two-thirds of each class entitled to vote on the approval of a merger, unless a different proportion is provided in the charter of the corporation, but not less than a majority. Under PCSB’s charter, the affirmative vote of at least a majority (50%) of the outstanding shares of PCSB common stock entitled to vote thereon is required to approve the merger and the merger agreement.
Anti-Takeover Provisions
Brookline.   Brookline’s charter requires the affirmative vote by the holders of 80% of the voting stock entitled to vote in the election of directors, in order to approve, pursuant to certain exceptions, the following types of transactions:
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a merger or consolidation with any interested stockholder or any other corporation which is, or would be after such merger, an affiliate of an interested stockholder;

•
a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) to or with any interested stockholder, or any affiliate of any interested stockholder, of any assets having an aggregate fair market value equaling or exceeding 25% or more of the combined assets of Brookline and its subsidiaries;

•
the issuance or transfer by Brookline or any subsidiary, in one transaction or a series of transactions, of any securities of Brookline or any subsidiary to any interested stockholder or affiliate of an interested stockholder in exchange for cash, securities or other property, or a combination of such items, having an aggregate fair market value equaling or exceeding 25% of the combined fair market value of the then-outstanding common stock of Brookline and its subsidiaries, except for any issuance or transfer pursuant to an employee benefit plan of Brookline or any subsidiary;

•
the adoption of any plan or proposal for the liquidation or dissolution of Brookline proposed by or on behalf of an interested stockholder or any affiliate of any interested stockholder; or

•
a reclassification of securities, reverse stock split or recapitalization of Brookline, or any merger or consolidation of Brookline with any of its subsidiaries or any other transaction, whether or not with or into or otherwise involving an interested stockholder, which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of Brookline or any subsidiary which is, directly or indirectly, owned by any interested stockholder or any affiliate of any interested stockholder.

For purposes of Brookline’s charter, an “interested stockholder” means:
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the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting stock of Brookline;

•
an affiliate of Brookline who at any time within the two-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then-outstanding voting stock of Brookline; or

•
an assignee of an interested person within the two-year period immediately prior to the date in question.

However, the foregoing conditions need not be satisfied if a transaction is approved by two-thirds of the disinterested directors or the consideration to be paid to Brookline stockholders meets the fair market test described in Brookline’s charter.
PCSB.   Under the MGCL, any business combination between a corporation that has 100 or more beneficial owners of its stock and an interested stockholder or an affiliate is prohibited for five years after the most recent date on which the interested stockholder became an interested stockholder and must be approved by:
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80% of the votes entitled to be cast by outstanding shares of voting stock of the corporation, voting together as a single voting group; and

•
two-thirds of the votes entitled to be cast by holders of voting stock (other than voting stock held by an interested stockholder who is, or whose affiliate is, a party to the business combination), voting as a single voting group.

PCSB’s charter and its bylaws are silent as to the supermajority voting requirement for transactions with interested stockholders.
Limitations on Ownership
Brookline.   Under Brookline’s charter, in no event shall any record owner of any outstanding Brookline common stock which is beneficially owned, directly or indirectly, by a person who beneficially owns in excess of 10% of the then-outstanding shares of Brookline common stock, be entitled, or permitted to any vote in respect of the shares held in excess of the 10% limit. The number of votes which may be cast by any record owner by virtue of the provisions thereof in respect of Brookline common stock beneficially owned by such person owning shares in excess of the 10% limit shall be a number equal to the total number of votes which a single record owner of all Brookline common stock owned by such person would be entitled to cast, multiplied by a fraction, the numerator of which is the number of shares of such class or series which are both beneficially owned by such person and owned of record by such record owner and the denominator of which is the total number of shares of Brookline common stock beneficially owned by such person owning shares in excess of the 10% limit.
PCSB.   PCSB’s charter provide the same limitations as Brookline’s charter described above on ownership of PCSB’s common stock.
Accordingly, both Brookline’s charter and PCSB’s charter limit the ability of a beneficial owner of more than 10% of the then-outstanding shares of each of their common stock, respectively, to vote such shares.

PROPOSAL NO. 2 — PCSB COMPENSATION PROPOSAL
In accordance with Section 14A of the Securities Exchange Act of 1934, as amended, and the applicable SEC rules issued thereunder, PCSB is providing stockholders with the opportunity to cast an advisory, non-binding vote on the compensation that may be payable to PCSB’s named executive officers in connection with the merger as disclosed in the section entitled “Potential Payments and Benefits to PCSB’s Named Executive Officers in Connection with the Merger - Golden Parachute Compensation.” The proposal gives PCSB stockholders the opportunity to express their views on the merger-related compensation of PCSB’s named executive officers.
Accordingly, PCSB is asking PCSB stockholders to vote “FOR” the adoption of the following resolution, on a non-binding advisory basis:
“RESOLVED, that the compensation that may be paid or become payable to PCSB’s named executive officers in connection with the merger, as disclosed in the table titled “Potential Payments and Benefits to PCSB’s Named Executive Officers in Connection with the Merger - Golden Parachute Compensation,” including the associated narrative discussion, and the agreements or understandings pursuant to which such compensation may be paid or become payable, are hereby APPROVED.”
Approval of this advisory (non-binding) proposal is not a condition to completion of the merger. The vote is an advisory vote and will not be binding on PCSB or Brookline. If the merger is completed, the merger-related compensation may be paid to PCSB’s named executive officers to the extent payable in accordance with the terms of their compensation agreements and arrangements and the outcome of this advisory (non-binding) vote will not affect PCSB’s or Brookline’s obligations to make these payments even if PCSB stockholders do not approve, on an advisory (non-binding) basis, this proposal.
PCSB’s board of directors unanimously recommends a vote “FOR” the approval, on a non-binding advisory basis, of the PCSB compensation proposal.

PROPOSAL NO. 3 — PCSB ADJOURNMENT PROPOSAL
The PCSB special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the PCSB special meeting to approve the PCSB merger proposal or to ensure that any supplement or amendment to this proxy statement/prospectus is timely provided to PCSB stockholders.
If, at the PCSB special meeting, the number of shares of PCSB common stock present or represented and voting in favor of the PCSB merger proposal is insufficient to approve the PCSB merger proposal, PCSB intends to move to adjourn the PCSB special meeting to enable the PCSB board to solicit additional proxies for approval of the PCSB merger proposal. In that event, PCSB will ask PCSB stockholders to vote upon the PCSB adjournment proposal, but not the PCSB merger proposal or the PCSB compensation proposal.
In this proposal, PCSB is asking PCSB stockholders to authorize the holder of any proxy solicited by the PCSB board on a discretionary basis (i) if there are not sufficient votes at the time of the PCSB special meeting to approve the PCSB merger proposal or (ii) if necessary or appropriate to ensure that any supplement or amendment to this proxy statement/prospectus is timely provided to PCSB stockholders, to vote in favor of adjourning the PCSB special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from PCSB stockholders who have previously voted. Pursuant to the PCSB bylaws, the PCSB special meeting may be adjourned without new notice being given unless the adjournment is for more than thirty (30) days or if a new record date is set for the adjourned meeting.
The approval of the PCSB adjournment proposal by PCSB stockholders is not a condition to the completion of the merger. The approval of the PCSB adjournment proposal requires the affirmative vote of a majority of votes cast on the proposal, whether or not a quorum is present. If your shares of PCSB common stock are present at the PCSB special meeting but are not voted on the PCSB adjournment proposal, or if you vote to abstain on the PCSB adjournment proposal, this will not have an effect on the vote to adjourn the PCSB special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the PCSB special meeting or any adjournment or postponement thereof to approve the merger agreement. If you fail to submit a proxy and fail to attend the PCSB special meeting or if your shares of PCSB common stock are held through a bank, brokerage firm or other nominee and you do not instruct your bank, brokerage firm or other nominee to vote your shares of PCSB common stock, your shares of PCSB common stock will not be voted, but this will not have an effect on the vote to adjourn the PCSB special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the PCSB special meeting or any adjournment or postponement thereof to approve the merger agreement.
The PCSB board unanimously recommends a vote “FOR” the PCSB adjournment proposal.

LEGAL MATTERS
The validity of the Brookline common stock to be issued in the merger will be passed upon by Goodwin Procter LLP, counsel to Brookline. Luse Gorman, PC, on behalf of PCSB, and Goodwin Procter LLP, on behalf of Brookline, will pass upon certain legal matters to the effect that the merger will constitute a tax-free “reorganization” within the meaning of Section 368(a) of the Code.
EXPERTS
The consolidated financial statements of Brookline Bancorp, Inc. as of December 31, 2021 and 2020, and for each of the years in the three year period ended December 31, 2021, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2021 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
The consolidated financial statements of PCSB incorporated in this proxy statement/prospectus by reference to PCSB’s Annual Report on Form 10-K for the years ended June 30, 2021 and 2020, and for each of the years in the two-year period ended June 30, 2021, have been so incorporated in reliance on the reports of Crowe LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
FUTURE STOCKHOLDER PROPOSALS
PCSB does not anticipate holding a 2022 annual meeting of stockholders if the merger is completed as currently expected. In the event that the merger is not completed within the expected time frame or at all, PCSB may hold an annual meeting in 2022. Any stockholder nominations or proposed business intended to be presented by a stockholder at PCSB’s next annual meeting of stockholders must be submitted to PCSB as set forth below.
If the next annual meeting of stockholders is held on a date that is more than 30 calendar days from October 27, 2022, a stockholder proposal must be received by a reasonable time before PCSB begins to print and mail our proxy solicitation materials for such annual meeting. Any stockholder proposals or director nominations will be subject to the requirements of the proxy rules adopted by the SEC.
PCSB’s bylaws provide that, for a stockholder to make nominations for the election of directors or proposals for business to be brought before the annual meeting, a stockholder must deliver notice of such nomination and/or proposals to the PCSB Corporate Secretary not less than 90 days nor more than 120 days before the date of the annual meeting. However, if less than 90 days’ notice or prior public disclosure of the annual meeting is given to stockholders and the date of the annual meeting is advanced more than 30 days before or delayed more than 30 days after the anniversary of the preceding year’s annual meeting, such notice must be delivered not later than the close of business on the tenth day following the day on which notice of the annual meeting was mailed to stockholders or public disclosure of the annual meeting date was made. A copy of the PCSB’s bylaws may be obtained by contacting PCSB’s Corporate Secretary.

WHERE YOU CAN FIND MORE INFORMATION
Brookline filed a registration statement on Form S-4 to register with the SEC the shares of Brookline common stock to be issued to PCSB stockholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Brookline in addition to being a proxy statement of PCSB for the PCSB special meeting. As allowed by SEC rules, this proxy statement/prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this document.
Brookline and PCSB file annual, quarterly and current reports, proxy statements and other information with the SEC. These filings are available to the public over the internet at the SEC’s website at www.sec.gov. The SEC allows Brookline and PCSB to “incorporate by reference” information in this proxy statement/prospectus. This means that Brookline and PCSB can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information that is superseded by information that is included directly in this document. This document incorporates by reference the documents listed below that Brookline or PCSB previously filed with the SEC. They contain important information about Brookline and its financial condition and PCSB and its financial condition.
Brookline Filings	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2021 — filed on February 25, 2022
Quarterly Report on Form 10-Q	Quarter ended March 31, 2022 — filed on May 6, 2022;
Current Reports on Form 8-K	Filed on January 27, 2022 (only those portions deemed filed and not furnished), February 16, 2022 (only those portions deemed filed and not furnished), April 27, 2022 (only those portions deemed filed and not furnished), May 13, 2022, May 24, 2022 (only those portions deemed filed and not furnished), June 24, 2022, and July 27, 2022 (only those portions deemed filed and not furnished).
The description of Brookline’s common stock, par value $0.01 per share	Filed as exhibit 4.4 of Brookline’s Annual Report on Form 10-K for the year ended December 31, 2021 and filed on February 25, 2022.
PCSB Filings	Period or Date Filed
Annual Report on Form 10-K (including portions of PCSB’s definitive proxy statement on Schedule 14A filed on September 24, 2021, and incorporated by into the Form 10-K by reference)	Year ended June 30, 2021 — filed on September 9, 2021
Quarterly Report on Form 10-Q	Quarter ended September 30, 2021 — filed on November 5, 2021; Quarter ended December 31, 2021 — filed on February 4, 2022; Quarter ended March 31, 2022 — filed on May 6, 2022
Current Reports on Form 8-K
Filed on July 30, 2021, August 5, 2021, October 28, 2021 (only those portions deemed filed and not furnished), January 27, 2022 (only those portions deemed filed and not furnished), April 28, 2022 (only those portions deemed filed and not furnished), May 24, 2022 (only those portions deemed filed and not furnished).

In addition, this proxy statement/prospectus also incorporates by reference additional documents that Brookline and PCSB may file with the SEC, between the date of this proxy statement/prospectus and the date of the PCSB special meeting (other than the portions of those documents not deemed to be filed). These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on

Form 10-Q and Current Reports on Form 8-K, as well as proxy statements. To the extent that any information contained in any Current Report on Form 8-K, or any exhibit to such report, was furnished to, rather than filed with, the SEC, such information or exhibit is not specifically incorporated by reference into this proxy statement/prospectus.
Documents incorporated by reference are available from the companies without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit into this proxy statement/prospectus. The proxy statement/prospectus will also be made available for free by contacting Carl M. Carlson, Brookline’s Co-President and Chief Financial Officer, at (617) 425-5331 or Jeffrey M. Helf, Chief Financial Officer of PCSB, at (914) 248-7272.
Neither Brookline nor PCSB have authorized anyone to give any information or make any representation about the merger, Brookline or PCSB that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that we have incorporated into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

MISCELLANEOUS
If you and others who share your address own your shares in “street name,” your broker or other holder of record may be sending only one proxy statement to your address. This practice, known as “householding,” is designed to reduce PCSB’s printing and postage costs. However, if a stockholder residing at such an address wishes to receive a separate proxy statement in the future, he or she should contact the broker or other holder of record. If you own your shares in “street name” and are receiving multiple copies of PCSB’s proxy statement, you can request householding by contacting your broker or other holder of record.
Please vote today by marking, signing, dating and promptly returning the enclosed proxy card in the enclosed envelope, or by voting via the Internet or by telephone.
By Order of the Board of Directors,
Clifford S. Weber
Corporate Secretary
Yorktown Heights, New York
August 4, 2022

Annex A
AGREEMENT AND PLAN OF MERGER
by and between
Brookline Bancorp, Inc.
and
PCSB Financial Corporation
Dated as of May 23, 2022

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER, dated as of May 23, 2022 (this “Agreement”), by and between Brookline Bancorp, Inc., a Delaware corporation (“Buyer”), and PCSB Financial Corporation, a Maryland corporation (the “Company”).
RECITALS
WHEREAS, the respective Boards of Directors of Buyer and the Company have determined that it is in the best interests of their respective corporations and stockholders to enter into this Agreement and to consummate the strategic business combination provided for herein;
WHEREAS, Buyer and the Company intend to effect a merger (the “Merger”) of the Company with and into Buyer in accordance with this Agreement and the Maryland General Corporation Law (the “MGCL”) and the Delaware General Corporation Law (the “DGCL”) with Buyer to be the surviving entity in the Merger;
WHEREAS, as a condition to the willingness of Buyer to enter into this Agreement, each of the directors and certain executive officers of the Company has entered into a Voting Agreement, dated as of the date hereof, with Buyer (each, a “Voting Agreement”), pursuant to which each stockholder has agreed, among other things, to vote such stockholder’s shares of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) in favor of the approval of this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth in the Voting Agreement;
WHEREAS, the parties intend the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code; and
WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.
NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:
ARTICLE I — THE MERGER
1.1   The Merger.   Subject to the terms and conditions of this Agreement, in accordance with the MGCL and the DGCL, and in reliance upon the representations, warranties and covenants set forth herein, at the Effective Time, the Company shall merge with and into Buyer, the separate corporate existence of the Company shall cease and Buyer shall survive and continue its corporate existence under its Certificate of Incorporation, Bylaws and the laws of the State of Delaware (Buyer, as the surviving corporation in the Merger, being sometimes referred to herein as the “Surviving Corporation”).
1.2   Effective Time.   On or before the Closing Date, as promptly as practicable after all of the conditions set forth in Article VII shall have been satisfied or, if permissible, waived by the party entitled to the benefit of the same, Buyer and the Company shall execute and cause to be filed with the Secretary of State of the State of Delaware a certificate of merger in a form reasonably satisfactory to Buyer and the Company, in accordance with the DGCL, and execute and cause to be filed with the State of Maryland Department of Assessments and Taxation a certificate of merger in a form reasonably satisfactory to Buyer and the Company, in accordance with the MGCL. The Merger shall become effective on the date and at the time specified therein (the “Effective Time”).
1.3   Effects of the Merger.   At the Effective Time, the effect of the Merger shall be as provided herein and as provided in the applicable provisions of the MGCL and the DGCL.
1.4   Closing.   The transactions contemplated by this Agreement shall be consummated at a closing (the “Closing”) that will take place by mail, electronic delivery, or, with the mutual consent of the parties, at the offices of Goodwin Procter LLP, 100 Northern Avenue, Boston, Massachusetts 02210, (a) at 9:00 a.m. (Eastern Time) on a date to be specified by the parties, which shall be no later than five Business Days after all of the conditions to the Closing set forth in Article VII (other than conditions to be satisfied at the Closing, which shall be satisfied or waived at the Closing) have been satisfied or waived in accordance with the terms hereof (the “Baseline Closing Date”), (b) at the election of Buyer, on the last Business Day of the month in which the Baseline Closing Date occurs, or (c) if the Baseline Closing Date occurs in the second half of a fiscal quarter of Buyer, at the election of Buyer, on the last Business Day of such fiscal quarter (such day hereinafter referred to as the “Closing Date”). Notwithstanding the foregoing, the Closing may take place at such other place, time or date as may be mutually agreed upon in writing by Buyer and the Company.
1.5   Certificate of Incorporation and Bylaws.   The Certificate of Incorporation of Buyer, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation, until thereafter amended as provided therein and in accordance with applicable law. The Bylaws of Buyer, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation, until thereafter amended as provided therein and in accordance with applicable law.
1.6   Directors of the Surviving Corporation.   The directors of Buyer immediately prior to the Effective Time shall be the directors of the Surviving Corporation, each of whom shall serve in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation; provided, however, that, upon and subject to the occurrence of the Effective Time, Buyer shall expand the size of its Board of Directors to consist of 15 directors, including one director of the Company, who shall be a member of the Board of Directors of the Company as of immediately prior to the Effective Time and shall qualify as an “independent director” with respect to Buyer under the listing standards of the Nasdaq Stock Market LLC (“Nasdaq”) and the applicable rules of the SEC, as selected by Buyer in its sole discretion (the “Company Board Designee”), to fill such newly-created vacancy and hold office until his or her successor is duly elected and qualified or until their earlier death, resignation or removal.
1.7   Officers of the Surviving Corporation.   The officers of Buyer immediately prior to the Effective Time shall be the officers of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation.
1.8   Company Bank.   The Board of Directors of PCSB Bank (the “Company Bank”) immediately after the Effective Time shall consist of the current directors of the Company Bank; provided, however, the Company Board Designee shall resign as a director of the Company Bank immediately prior to the Effective Time. The Board of Directors of the Company Bank shall receive the compensation set forth in Schedule 1.8 of the Company Disclosure Schedule.
1.9   Tax Consequences.   It is intended that the Merger shall qualify as a “reorganization” under Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.
ARTICLE II — MERGER CONSIDERATION;
ELECTION AND EXCHANGE PROCEDURES
2.1   Merger Consideration.   Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Merger and without any action on the part of Buyer, the Company, any stockholder of the Company or any stockholder of Buyer:
(a)   Each share of common stock, par value $0.01 per share, of Buyer (“Buyer Common Stock”) that is issued and outstanding immediately prior to the Effective Time shall remain outstanding following the Effective Time and shall be unchanged by the Merger.
(b)   Each share of Company Treasury Stock immediately prior to the Effective Time and any Suspense Shares remitted to the Company prior to the Effective Time for purposes of repayment of the ESOP Loan as contemplated by Section 6.18, shall be canceled and retired and shall cease to exist, and no payment shall be made with respect thereto.
(c)   Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Treasury Stock and any Suspense Shares) shall become and be converted into, as provided in and subject to the limitations set forth in this Agreement, the right to receive at the election of the holder thereof as provided in Section 2.4 either (i) $22.00 in cash, without interest (the “Cash Consideration”), or (ii) 1.3284 shares (the “Exchange Ratio”) of Buyer Common Stock (the

“Stock Consideration”). The Cash Consideration and the Stock Consideration are sometimes referred to herein collectively as the “Merger Consideration.”
2.2   Rights as Stockholders; Stock Transfers.   All shares of Company Common Stock, when converted as provided in Section 2.1(c), shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist and, except as to Treasury Stock and any Suspense Shares, each Certificate previously evidencing such shares shall thereafter represent only the right to receive, for each such share of Company Common Stock, the Merger Consideration and, if applicable, any cash in lieu of fractional shares of Buyer Common Stock in accordance with Section 2.3. At the Effective Time, holders of Company Common Stock shall cease to be, and shall have no rights as, stockholders of the Company, other than the right to receive the Merger Consideration and cash in lieu of fractional shares of Buyer Common Stock as provided under this Article II. After the Effective Time, there shall be no transfers on the stock transfer books of the Company of shares of Company Common Stock, other than transfers of Company Common Stock that have occurred prior to the Effective Time.
2.3   Fractional Shares.   Notwithstanding any other provision hereof, no fractional shares of Buyer Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger. In lieu thereof, Buyer shall pay to each holder of a fractional share of Buyer Common Stock an amount of cash (without interest) determined by multiplying the fractional share interest to which such holder would otherwise be entitled by the average of the daily closing prices of Buyer Common Stock on Nasdaq during the regular session (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source) for the ten consecutive trading days ending on the fifth Business Day immediately prior to the Closing Date, rounded to the nearest whole cent (the “Buyer Stock Price”).
2.4   Election Procedures.
(a)   An election form and other appropriate and customary transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to Certificates shall pass, only upon proper delivery of such Certificates to a bank or trust company designated by Buyer and reasonably satisfactory to the Company (the “Exchange Agent”)) in such form as the Company and Buyer shall mutually agree (the “Election Form”), shall be mailed no less than 20 Business Days prior to the anticipated Closing Date or such other date as the Company and Buyer shall mutually agree (the “Mailing Date”) to each holder of record of Company Common Stock as of five Business Days prior to the Mailing Date. Each Election Form shall permit the holder of record of Company Common Stock (or in the case of nominee record holders, the beneficial owner through proper instructions and documentation) to (i) elect to receive the Cash Consideration for all or a portion of such holder’s shares (a “Cash Election”), (ii) elect to receive the Stock Consideration for all or a portion of such holder’s shares (a “Stock Election”), or (iii) make no election with respect to the receipt of the Cash Consideration or the Stock Consideration (a “Non-Election”); provided, however, that, notwithstanding any other provision of this Agreement to the contrary, 60 percent (60%) of the shares of Company Common Stock issued and outstanding immediately prior to Effective Date (which shall not exceed 16,350,000) (the “Stock Conversion Number”) shall be converted into the Stock Consideration and the remaining shares of Company Common Stock shall be converted into the Cash Consideration. A record holder acting in different capacities or acting on behalf of other Persons in any way will be entitled to submit an Election Form for each capacity in which such record holder so acts with respect to each Person for which it so acts. Shares of Company Common Stock as to which a Cash Election has been made are referred to herein as “Cash Election Shares.” Shares of Company Common Stock as to which a Stock Election has been made are referred to herein as “Stock Election Shares.” Shares of Company Common Stock as to which no election has been made (or as to which an Election Form is not properly completed and returned in a timely fashion) are referred to herein as “Non-Election Shares.” The aggregate number of shares of Company Common Stock with respect to which a Stock Election has been made is referred to herein as the “Stock Election Number.”
(b)   To be effective, a properly completed Election Form shall be received by the Exchange Agent on or before 5:00 p.m., Eastern Time, on the 25th day following the Mailing Date (or such other time and date as mutually agreed upon by the parties (which date shall be publicly announced by Buyer as soon as practicable prior to such date)) (the “Election Deadline”), accompanied by the Certificate(s) as to which such Election Form is being made or by an appropriate guarantee of delivery of such

Certificate(s), as set forth in the Election Form, from a member of any registered national securities exchange or a commercial bank or trust company in the United States (provided, however, that such Certificate(s) are in fact delivered to the Exchange Agent by the time required in such guarantee of delivery; failure to deliver shares of Company Common Stock covered by such guarantee of delivery within the time set forth on such guarantee shall be deemed to invalidate any otherwise properly made election, unless otherwise determined by Buyer, in its sole discretion). If a holder of Company Common Stock either (i) does not submit a properly completed Election Form in a timely fashion or (ii) revokes the holder’s Election Form prior to the Election Deadline (without later submitting a properly completed Election Form prior to the Election Deadline), the shares of Company Common Stock held by such holder shall be designated Non-Election Shares. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in any Election Form, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. Neither Buyer nor the Exchange Agent shall be under any obligation to notify any Person of any defect in an Election Form.
(c)   The allocation among the holders of shares of Company Common Stock of rights to receive the Cash Consideration and the Stock Consideration will be made as set forth in this Section 2.4(c).
(i)   If the Stock Election Number exceeds the Stock Conversion Number, then all Cash Election Shares and all Non-Election Shares shall be converted into the right to receive the Cash Consideration, and, subject to Section 2.3 hereof, each holder of Stock Election Shares will be entitled to receive the Stock Consideration in respect of that number of Stock Election Shares held by such holder equal to the product obtained by multiplying (x) the number of Stock Election Shares held by such holder by (y) a fraction, the numerator of which is the Stock Conversion Number and the denominator of which is the Stock Election Number, with the remaining number of such holder’s Stock Election Shares being converted into the right to receive the Cash Consideration;
(ii)   If the Stock Election Number is less than the Stock Conversion Number (the amount by which the Stock Conversion Number exceeds the Stock Election Number being referred to herein as the “Shortfall Number”), then all Stock Election Shares shall be converted into the right to receive the Stock Consideration and the Non-Election Shares and the Cash Election Shares shall be treated in the following manner:
(A)   if the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Cash Election Shares shall be converted into the right to receive the Cash Consideration and, subject to Section 2.3 hereof, each holder of Non-Election Shares shall receive the Stock Consideration in respect of that number of Non-Election Shares held by such holder equal to the product obtained by multiplying (x) the number of Non-Election Shares held by such holder by (y) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares, with the remaining number of such holder’s Non-Election Shares being converted into the right to receive the Cash Consideration; or
(B)   if the Shortfall Number exceeds the number of Non-Election Shares, then all Non-Election Shares shall be converted into the right to receive the Stock Consideration, and, subject to Section 2.3 hereof, each holder of Cash Election Shares shall receive the Stock Consideration in respect of that number of Cash Election Shares equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) a fraction, the numerator of which is the amount by which (1) the Shortfall Number exceeds (2) the total number of Non-Election Shares and the denominator of which is the total number of Cash Election Shares, with the remaining number of such holder’s Cash Election Shares being converted into the right to receive the Cash Consideration.
2.5   Exchange Procedures.
(a)   On or before the Closing Date, for the benefit of the holders of Certificates, (i) Buyer shall cause to be delivered to the Exchange Agent, for exchange in accordance with this Article II, certificates representing the shares of Buyer Common Stock issuable pursuant to this Article II (“New Certificates”) and (ii) Buyer shall deliver, or shall cause to be delivered, to the Exchange Agent an aggregate amount of cash sufficient to pay the aggregate amount of cash payable pursuant to this Article II (including the estimated amount of cash to be paid in lieu of fractional shares of Buyer Common Stock) (such cash and New Certificates, being hereinafter referred to as the “Exchange Fund”).
(b)   Not more than five Business Days following the Closing Date, and provided that the Company has delivered, or caused to be delivered, to the Exchange Agent all information which is necessary for the Exchange Agent to perform its obligations as specified herein, the Exchange Agent shall mail to each holder of record of a Certificate or Certificates who has not previously surrendered such Certificate or Certificates with an Election Form, a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration into which the shares of Company Common Stock represented by such Certificate or Certificates shall have been converted pursuant to Sections 2.1, 2.3 and 2.4 of this Agreement. Upon proper surrender of a Certificate for exchange and cancellation to the Exchange Agent, together with a properly completed letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor, as applicable, (i) a New Certificate representing that number of shares of Buyer Common Stock (if any) to which such former holder of Company Common Stock shall have become entitled pursuant to this Agreement, (ii) a check representing that amount of cash (if any) to which such former holder of Company Common Stock shall have become entitled pursuant to this Agreement, and/or (iii) a check representing the amount of cash (if any) payable in lieu of a fractional share of Buyer Common Stock which such former holder has the right to receive in respect of the Certificate surrendered pursuant to this Agreement, and the Certificate so surrendered shall forthwith be cancelled. Until surrendered as contemplated by this Section 2.5(b), each Certificate (other than Certificates representing Treasury Stock and any Suspense Shares) shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration provided in Sections 2.1, 2.3 and 2.4 and any unpaid dividends and distributions thereon as provided in Section 2.5(c). No interest shall be paid or accrued on (x) any cash constituting Merger Consideration (including any cash in lieu of fractional shares) or (y) any such unpaid dividends and distributions payable to holders of Certificates.
(c)   No dividends or other distributions with a record date after the Effective Time with respect to Buyer Common Stock shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Section 2.5. After the surrender of a Certificate in accordance with this Section 2.5, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of Buyer Common Stock represented by such Certificate.
(d)   The Exchange Agent and Buyer, as the case may be, shall not be obligated to deliver cash and/or a New Certificate or New Certificates representing shares of Buyer Common Stock to which a holder of Company Common Stock would otherwise be entitled as a result of the Merger until such holder surrenders the Certificate or Certificates representing the shares of Company Common Stock for exchange as provided in this Section 2.5, or an appropriate affidavit of loss and indemnity agreement and/or a bond in an amount as may be required in each case by Buyer. If any New Certificates evidencing shares of Buyer Common Stock are to be issued in a name other than that in which the Certificate evidencing Company Common Stock surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed or accompanied by an executed form of assignment separate from the Certificate and otherwise in proper form for transfer, and that the Person requesting such exchange pay to the Exchange Agent any transfer or other tax required by reason of the issuance of a New Certificate for shares of Buyer Common Stock in any name other than that of the registered holder of the Certificate surrendered or otherwise establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.
(e)   Any portion of the Exchange Fund that remains unclaimed by the stockholders of the Company for six months after the Effective Time (as well as any interest or proceeds from any investment thereof) shall be delivered by the Exchange Agent to Buyer. Any stockholders of the Company who have not theretofore complied with Section 2.5(b) shall thereafter look only to the Surviving Corporation for the Merger Consideration deliverable in respect of each share of Company Common Stock such stockholder holds as determined pursuant to this Agreement, in each case without any interest thereon. If outstanding Certificates for shares of Company Common Stock are not surrendered, or the payment for them is not claimed prior to the date on which such shares of Buyer Common Stock or cash would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by abandoned property and any other applicable law, become the property of Buyer (and to the extent not in its possession shall be delivered to it), free and clear of all claims or interest of any Person previously entitled to such property. Neither the Exchange Agent nor any party to this Agreement shall be liable to any holder of shares of Company Common Stock represented by any Certificate for any consideration paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Buyer and the Exchange Agent shall be entitled to rely upon the stock transfer books of the Company to establish the identity of those Persons entitled to receive the Merger Consideration specified in this Agreement, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of any shares of Company Common Stock represented by any Certificate, Buyer and the Exchange Agent shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.
(f)   Buyer (through the Exchange Agent, if applicable) shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock such amounts as Buyer is required to deduct and withhold under applicable law. Any amounts so deducted and withheld shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of which such deduction and withholding was made by Buyer.
2.6   Anti-Dilution Provisions.   In the event Buyer or the Company changes (or establishes a record date for changing) the number of, or provides for the exchange of, shares of Buyer Common Stock or Company Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, reclassification, or similar transaction with respect to the outstanding Buyer Common Stock or Company Common Stock and the record date therefor shall be prior to the Effective Time, the Exchange Ratio shall be proportionately and appropriately adjusted; provided, however, that nothing in this Section 2.6 shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement; provided, further, that, for the avoidance of doubt, no such adjustment shall be made with regard to the Buyer Common Stock if (i) Buyer issues additional shares of Buyer Common Stock and receives consideration for such shares in a bona fide third party transaction or (ii) Buyer issues employee or director stock grants or similar equity awards or issues and/or withholds shares of Buyer Common Stock upon exercise or settlement of such awards.
2.7   Options and Other Stock-Based Awards.
(a)   At the Effective Time, each option to purchase Company Common Stock (collectively, the “Company Stock Options”), whether vested or unvested, which is outstanding immediately prior to the Effective Time and which has not been exercised or canceled prior thereto shall, at the Effective Time, automatically be canceled and, on the Closing Date, Company shall pay to the holder thereof cash in an amount equal to the product of (i) the number of shares of Company Common Stock underlying such Company Stock Option (whether vested or unvested) and (ii) the excess, if any, of $22.00 per share over the exercise price per share of Company Common Stock provided for in such Company Stock Option, which cash payment shall be made without interest and shall be net of all applicable withholding taxes.
(b)   As of immediately prior to the Effective Time, all restricted stock awards granted by the Company (collectively, the “Company RSAs”) shall vest in full so as to no longer be subject to any forfeiture or vesting requirements, and all such shares of Company Common Stock shall be considered outstanding shares for all purposes of this Agreement, including but not limited to, the provisions of Section 2.1(c).

(c)   As of immediately after the Effective Time, the 2018 Equity Incentive Plan (the “Company Equity Plan”) shall terminate and be of no further force and effect. The Company shall take all actions necessary in order to effect the provisions of this Section 2.7, including, without limitation, seeking all necessary approvals and providing any notices required under the Company Equity Plan. The Board of Directors of the Company (the “Company Board”) (or, if appropriate, any committee thereof administering the Company Equity Plan) shall adopt such resolutions or take such other actions as may be required to effect the foregoing.
2.8   Withholding Rights.   Buyer (through the Exchange Agent, if applicable) shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock or Company Stock Options or Company RSAs such amounts as Buyer is required to deduct and withhold under applicable law. Any amounts so deducted and withheld shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock, Company Stock Options or Company RSAs in respect of which such deduction and withholding was made by Buyer.
2.9   No Dissenters’ Rights.   In connection with the Merger and the transactions contemplated by this Agreement, holders of shares of Company Common Stock are not entitled to any rights of an objecting stockholder provided under Title 3, Subtitle 2 of the MGCL, “appraisal”, “dissenters”, rights to receive “fair value” for stock, or any other similar rights under the MCGL or otherwise.
2.10   Reservation of Right to Revise Structure.   Buyer may at any time prior to the Effective Time change the method of effecting the business combination contemplated by this Agreement if and to the extent that it deems such a change to be desirable; provided, however, that no such change shall (a) alter or change the type or amount of the consideration to be issued to holders of Company Common Stock as merger consideration as currently contemplated in this Agreement, (b) reasonably be expected to materially impede or delay consummation of the Merger, (c) adversely affect the federal income tax treatment of holders of Company Common Stock in connection with the Merger, or (d) require submission to or approval of the Company’s stockholders after the plan of merger set forth in this Agreement has been approved by the Company’s stockholders. In the event that Buyer elects to make such a change, the parties agree to execute appropriate documents to reflect the change.
ARTICLE III — REPRESENTATIONS AND WARRANTIES OF THE COMPANY
3.1   Making of Representations and Warranties.
(a)   As a material inducement to Buyer to enter into this Agreement and to consummate the transactions contemplated hereby, the Company hereby makes to Buyer the representations and warranties contained in this Article III, subject to the standards established by Section 9.1.
(b)   On or prior to the date hereof, the Company has delivered to Buyer a schedule (the “Company Disclosure Schedule”) listing, among other things, items the disclosure of which is necessary or appropriate in relation to any or all of the Company’s representations and warranties contained in this Article III; provided, however, that (i) no such item is required to be set forth on the Company Disclosure Schedule as an exception to a representation or warranty if its absence is not reasonably likely to result in the related representation or warranty being untrue or incorrect under the standards established by Section 9.1 and (ii) the mere inclusion of an item in the Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by the Company that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to result in a Company Material Adverse Effect. Any disclosure made in the Company Disclosure Schedule with respect to a section of Article III shall be deemed to qualify any other section of Article III specifically referenced or cross-referenced or that contains sufficient detail to enable a reasonable Person to recognize the relevance of such disclosure to such other sections.
3.2   Organization, Standing and Authority.   The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland. The Company is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (“BHCA”), and the regulations of the Board of Governors of the Federal Reserve System (the “FRB”) promulgated thereunder.

The Company Bank is a member in good standing of the Federal Home Loan Bank of New York. The Company is duly qualified to do business and is in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except where the failure to so qualify has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. A complete and accurate list of all such jurisdictions is set forth on Schedule 3.2 of the Company Disclosure Schedule.
3.3   Capitalization.
(a)   As of the date hereof, the authorized capital stock of the Company consists solely of 200,000,000 shares of Company Common Stock and 10,000,000 shares of preferred stock, $0.01 par value. As of May 23, 2022, there were (i) 18,703,577 shares of Company Common Stock issued and 15,334,857 shares (including 223,450 shares representing Company RSAs) of Company Common Stock outstanding, (ii) 3,368,720 shares of Treasury Stock, (iii) 1,320,963 shares of Company Common Stock reserved for issuance upon the exercise of outstanding Company Stock Options, and (iv) no shares of Buyer Preferred Stock issued and outstanding. The outstanding shares of Company Common Stock are validly issued, fully paid and nonassessable with no personal liability attaching to the ownership thereof, and subject to no preemptive or similar rights (and were not issued in violation of any preemptive or similar rights). There are no additional shares of the Company’s capital stock authorized or reserved for issuance, the Company does not have any securities (including units of beneficial ownership interest in any partnership or limited liability company) convertible into or exchangeable for any additional shares of stock, any stock appreciation rights, or any other rights to subscribe for or acquire shares of its capital stock issued and outstanding, and the Company does not have, and is not bound by, any commitment to authorize, issue or sell any such shares or other rights. Except for the ESOP and the Voting Agreements, there are no voting trusts, shareholder agreements, proxies or other agreements to which the Company or any Company Subsidiary is a party with respect to the voting, sale or transfer, or registration of any securities or other equity interests of the Company. All of the issued and outstanding shares of Company Common Stock were issued in compliance with applicable securities laws.
(b)   There are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity interests in, the Company or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of the Company.
(c)   Schedule 3.3(c) of the Company Disclosure Schedule sets forth, as of the date hereof, for each Company Stock Option, Company RSA and other Company stock-based award, the name of the grantee, the date of grant, the type of grant, the status of any option grant as qualified or non-qualified under Section 422 of the Code, the number of shares of Company Common Stock subject to each award, the vesting schedule of each award, the number of shares of Company Common Stock that are currently exercisable or vested with respect to such award, the expiration date, and the exercise price per share for each option grant.
3.4   Subsidiaries.
(a)   (i) Schedule 3.4(a) of the Company Disclosure Schedule sets forth a complete and accurate list of all of the Company’s Subsidiaries, including the jurisdiction of organization of each such Subsidiary; (ii) except as disclosed in Schedule 3.4(a)(ii) of the Company Disclosure Schedule, the Company owns all of the issued and outstanding equity securities of each Subsidiary the Company owns, directly or indirectly; (iii) no equity securities of any of the Company’s Subsidiaries are, or may become, required to be issued (other than to the Company) by reason of any contractual right or otherwise; (iv) there are no contracts, commitments, understandings or arrangements by which any of such Subsidiaries are or may be bound to sell or otherwise transfer any of its equity securities (other than to the Company or a wholly-owned Subsidiary of the Company); (v) there are no contracts, commitments, understandings or arrangements relating to the Company’s rights to vote or to dispose of such securities; and (vi) all of the equity securities of each such Subsidiary held by the Company, directly or indirectly, are validly issued, fully paid and nonassessable, not subject to preemptive or similar rights and are owned by the Company free and clear of all mortgages, pledges, liens, security interests, conditional and installment sale agreements, encumbrances, charges or other claims of third parties of any kind (collectively, “Liens”).
(b)   Except as disclosed in Schedule 3.4(b) of the Company Disclosure Schedule, the Company does not own (other than in a bona fide fiduciary capacity for persons other than those described in 12 U.S.C. § 1841(g)(2) or in satisfaction of a debt previously contracted) beneficially, directly or indirectly, any equity securities or similar interests of any Person, or any interest in a partnership or joint venture of any kind.
(c)   Each of the Company’s Subsidiaries has been duly organized and qualified under the laws of the jurisdiction of its organization and is duly qualified to do business and in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified. A complete and accurate list of all such jurisdictions is set forth on Schedule 3.4(c) of the Company Disclosure Schedule.
(d)   Each of the Company’s Subsidiaries is engaged solely in activities that are permissible for a subsidiary of a bank holding company and, of the Company’s Subsidiaries that is a Subsidiary of the Company Bank is engaged solely in activities that are permissible for the Company Bank, at locations where the Company Bank may engage in such activities and subject to the same requirements as would apply to such activities if conducted by the Company Bank.
3.5   Corporate Power.   Each of the Company and its Subsidiaries has the corporate power and authority to carry on its business as it is now being conducted and to own all of its properties and assets; and the Company has the corporate power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and to consummate the transactions contemplated hereby, subject to the receipt of the Regulatory Approvals and the Company Stockholder Approval.
3.6   Corporate Authority.   This Agreement and the transactions contemplated hereby, subject to the adoption and approval of this Agreement by the affirmative vote of holders of at least a majority of Company Common Stock outstanding and entitled to vote thereon (the “Company Stockholder Approval”), have been authorized by all necessary corporate action of the Company and the Company Board. The Company Board (a) unanimously approved the Merger and this Agreement and determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and in the best interests of the holders of Company Common Stock; (b) directed that the Merger be submitted for consideration at a meeting of the stockholders of the Company; and (c) unanimously resolved to recommend that the holders of Company Common Stock vote for the approval of the Merger and the transactions contemplated hereby at a meeting of the stockholders of the Company. The Company has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Buyer, this Agreement is a legal, valid and binding agreement of the Company, enforceable in accordance with its terms (except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general principles of equity). The Company Stockholder Approval is the only vote of any class or series of capital stock of the Company required by the MGCL, the Articles of Incorporation of the Company or the Bylaws of the Company to approve this Agreement, the Merger and the transactions contemplated hereby.
3.7   Non-Contravention.
(a)   Subject to the receipt of the Regulatory Approvals and the Company Stockholder Approval, and the required filings under federal and state securities laws, and except as set forth on Schedule 3.7(a) of the Company Disclosure Schedule, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby (including, without limitation, the Merger) by the Company do not and will not (i) constitute a breach or violation of, or a default under, result in a right of termination or the acceleration of any right or obligation under, any law, rule or regulation or any judgment, decree, order, permit, license, credit agreement, indenture, loan, note, bond, mortgage, reciprocal easement agreement, lease, instrument, concession, franchise or other agreement of the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries, properties or assets is subject or bound; (ii) constitute a breach or violation of, or a default under, the Company’s Articles of Incorporation or Bylaws; or (iii) require the consent or approval of any third party or

Governmental Authority under any such law, rule, regulation, judgment, decree, order, permit, license, credit agreement, indenture, loan, note, bond, mortgage, reciprocal easement agreement, lease, instrument, concession, franchise or other agreement.
(b)   As of the date hereof, the Company has no Knowledge of any reasons relating to the Company or the Company Bank (i) why all of the Regulatory Approvals shall not be procured from the applicable Governmental Authorities having jurisdiction over the transactions contemplated by this Agreement or (ii) why any Burdensome Condition would be imposed.
3.8   Articles of Incorporation; Bylaws; Corporate Records.   The Company has made available to Buyer a complete and correct copy of its Articles of Incorporation and the Bylaws or equivalent organizational documents, each as amended to date, of the Company and each of its Subsidiaries. Neither the Company nor any of its Subsidiaries is in violation of any of the terms of its Articles of Incorporation or Bylaws (or equivalent organizational documents). The minute books of the Company and each of its Subsidiaries (whether written or electronic) contain complete and accurate records of all meetings held by, and complete and accurate records of all other corporate actions of, their respective stockholders and boards of directors (including committees of their respective boards of directors).
3.9   Compliance with Laws.   Each of the Company and its Subsidiaries:
(a)   since January 1, 2019, has been in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting its business, including, without limitation, the Truth in Lending Act, the Real Estate Settlement Procedures Act, the Consumer Credit Protection Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Homeowners Ownership and Equity Protection Act, the Fair Debt Collections Act, CRA, other applicable federal, state, local and foreign laws regulating lending, and all other applicable fair lending laws and other laws relating to discriminatory business practices and record retention (“Finance Laws”). In addition, there is no pending or, to the Knowledge of the Company, threatened charge, action or proceeding by any Governmental Authority that any of the Company and its Subsidiaries has violated, nor any pending or, to the Knowledge of the Company, threatened investigation by any Governmental Authority with respect to possible violations of, any applicable Finance Laws;
(b)   has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, authorizations, orders and approvals are in full force and effect and, to the Knowledge of the Company, no suspension or cancellation of any of them is threatened; and
(c)   has received, since January 1, 2019, no notification or communication from any Governmental Authority (i) asserting that the Company or any of its Subsidiaries is not in compliance with any of the statutes, regulations, or ordinances which such Governmental Authority enforces, (ii) threatening to revoke any license, franchise, permit, or governmental authorization, (iii) threatening or contemplating revocation or limitation of, or which would have the effect of revoking or limiting, federal deposit insurance or (iv) failing to approve any proposed acquisition, or stating its intention not to approve acquisitions, proposed to be effected by the Company within a certain time period or indefinitely (nor, to the Knowledge of the Company, do any grounds for any of the foregoing exist).
(d)   This Section 3.9 shall not require the disclosure of any confidential supervisory information that may not be disclosed by law.
3.10   Litigation; Regulatory Action.
(a)   Except as set forth on Schedule 3.10(a), no litigation, claim, suit, investigation or other proceeding before any court, governmental agency or arbitrator is pending against the Company or any of its Subsidiaries, and, to the Knowledge of the Company, (i) no such litigation, claim, suit, investigation or other proceeding has been threatened and (ii) there are no facts which would reasonably be expected to give rise to such litigation, claim, suit, investigation or other proceeding.

(b)   Neither the Company nor any of its Subsidiaries nor any of their respective properties is a party to or is subject to any assistance agreement, board resolution, order, decree, supervisory agreement, memorandum of understanding, condition or similar arrangement with, or a commitment letter or similar submission to, any Governmental Authority charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits (including, without limitation, the FRB, the Federal Deposit Insurance Corporation (“FDIC”) and the New York State Department of Financial Services) or the supervision or regulation of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has been subject to any order or directive by, or been ordered to pay any civil money penalty by, or has been since January 1, 2019, a recipient of any supervisory letter from, or since January 1, 2019, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Governmental Authority that currently regulates in any material respect the conduct of its business or that in any manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business, other than those of general application that apply to similarly-situated banks or financial holding companies or their subsidiaries.
(c)   Neither the Company nor any of its Subsidiaries has been advised by a Governmental Authority that it will issue, or has Knowledge of any facts which would reasonably be expected to give rise to the issuance by any Governmental Authority or has Knowledge that such Governmental Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, board resolution, memorandum of understanding, supervisory letter, commitment letter, condition or similar submission.
3.11   SEC Documents; Financial Reports and Regulatory Reports.
(a)   The Company’s Annual Report on Form 10-K, as amended through the date hereof, for the fiscal year ended June 30, 2021 (the “Company Form 10-K”), and all other reports, registration statements, definitive proxy statements or information statements required to be filed or furnished by the Company or any of its Subsidiaries subsequent to April 17, 2017 under the Securities Act, or under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act (collectively, the “Company SEC Documents”), with the Securities and Exchange Commission (“SEC”), and all of the Company SEC Documents filed with the SEC after the date hereof, in the form filed or to be filed, (i) complied or will comply as to form in all material respects with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (ii) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading; and each of the statements of financial condition contained in or incorporated by reference into any such Company SEC Document (including the related notes and schedules thereto) fairly presents and will fairly present the financial position of the entity or entities to which such statement of financial condition relates as of its date, and each of the statements of operations and changes in stockholders’ equity and cash flows or equivalent statements in such Company SEC Documents (including any related notes and schedules thereto) fairly presents and will fairly present the results of operations, changes in stockholders’ equity and changes in cash flows, as the case may be, of the entity or entities to which such statement relates for the periods to which it relates, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein, subject to normal year-end audit adjustments in the case of unaudited financial statements. Except for those liabilities that are fully reflected or reserved against in the most recent audited consolidated statement of financial condition of the Company and its Subsidiaries contained in the Company Form 10- K (the “Company Balance Sheet”) and, except for liabilities reflected in Company SEC Documents filed prior to the date hereof or incurred in the ordinary course of business consistent with past practices or in connection with this Agreement, since June 30, 2018, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth on its consolidated statement of financial condition or in the notes thereto.
(b)   The Company and each of its Subsidiaries, officers and directors are in compliance with, and have complied, with (i) the applicable provisions of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) and the related rules and regulations promulgated under such act and the Exchange Act and

(ii) the applicable listing and corporate governance rules and regulations of Nasdaq. The Company (iii) has established and maintained disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act, and (iv) has disclosed based on its most recent evaluations, to its outside auditors and the audit committee of the Company Board (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.
(c)   Since July 1, 2019, the Company and its Subsidiaries have duly filed with the FRB, the FDIC, the New York State Department of Financial Services and any other applicable Governmental Authority, in correct form the reports required to be filed under applicable laws and regulations and such reports were complete and accurate and in compliance with the requirements of applicable laws and regulations.
3.12   Absence of Certain Changes or Events.   Except as set forth on Schedule 3.12 of the Company Disclosure Schedule or in the Company SEC Documents (excluding any risk factors or other forward-looking information) filed or furnished prior to the date hereof, or as otherwise expressly permitted or expressly contemplated by this Agreement, since June 30, 2021, there has not been (i) any change or development in the business, operations, assets, liabilities, condition (financial or otherwise), results of operations, cash flows or properties of the Company or any of its Subsidiaries which has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; (ii) any change by the Company or any of its Subsidiaries in its accounting methods, principles or practices, other than changes required by applicable law or GAAP or regulatory accounting as concurred in by the Company’s independent registered public accounting firm; (iii) any entry by the Company or any of its Subsidiaries into any contract or commitment of (A) more than $100,000 or (B) $50,000 per annum with a term of more than one year, other than loans and loan commitments in the ordinary course of business consistent with past practice; (iv) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock of the Company or any of its Subsidiaries or any redemption, purchase or other acquisition of any of its securities, other than in the ordinary course of business consistent with past practice; (v) any action not in the ordinary course of business with respect to the compensation or employment of directors, officers or employees of the Company or any of its Subsidiaries, (vi) any Tax election made or changed, any annual accounting period changed, any accounting method adopted or changed, any amended Tax Return filed, any Tax Return not timely filed, any closing agreement entered into, any liability with respect to Taxes settled or compromised, any adjustment of any Tax attribute agreed to, any right to claim a refund of Taxes surrendered, any extension or waiver of the limitation period applicable to any Tax claim or assessment consented to, or any other similar action taken by the Company or any of its Subsidiaries relating to the filing of any Tax Return or the payment of any Tax; (v) any material change in the credit policies or procedures of the Company or any of its Subsidiaries, the effect of which was or is to make any such policy or procedure less restrictive in any respect; (vi) any material acquisition or disposition of any assets or properties, or any contract for any such acquisition or disposition entered into, other than loans and loan commitments; or (vii) any material lease of real or personal property entered into, other than in connection with foreclosed property or in the ordinary course of business consistent with past practice.
3.13   Taxes and Tax Returns.   For purposes of this Section 3.13, any reference to the Company or its Subsidiaries shall be deemed to include a reference to the Company’s predecessors or the predecessors of its Subsidiaries, respectively, except where inconsistent with the language of this Section 3.13. Except as set forth on Schedule 3.13 of the Company Disclosure Schedule:
(a)   Each of the Company and its Subsidiaries has (i) timely filed (or there has been timely filed on its behalf) with the appropriate Governmental Authorities all Tax Returns required to be filed by it (giving effect to all extensions) and such Tax Returns are true, correct and complete in all material respects; and (ii) timely paid in full (or there has been timely paid in full on its behalf) all Taxes required to have been paid by it.

(b)   The unpaid Taxes of the Company and its Subsidiaries (i) did not, as of March 31, 2022, exceed the accrued Tax liability (rather than any deferred income Tax liability established to reflect timing differences between book and Tax income) included in the Company’s unaudited statement of financial condition as of March 31, 2022 set forth in the Company SEC Documents and (ii) will not exceed the accrued Tax liability as adjusted for transactions or operations in the ordinary course of business through the Closing Date in accordance with the past custom and practice of the Company and its Subsidiaries in filing their Tax Returns.
(c)   There are no liens for Taxes upon any property or assets of the Company or any of its Subsidiaries, except for liens for Taxes not yet due or for Taxes which are being contested in good faith by appropriate proceedings (and for which adequate accruals have been established in the Company’s audited consolidated financial statements in accordance with GAAP).
(d)   (i) Proper and accurate amounts have been withheld by the Company and each of its Subsidiaries from its respective employees, independent contractors, creditors, stockholders, depositors, and other payees for all periods in compliance with the tax withholding provisions of applicable federal, state, county and local laws; (ii) federal, state, county and local returns that are accurate and complete have been filed by the Company and each of its Subsidiaries for all periods for which returns were due with respect to income tax withholding, Social Security and Medicare and unemployment taxes, and information reporting (including IRS Forms 1098 and 1099) and backup and nonresident withholding; (iii) the amounts shown on such returns to be due and payable have been paid in full or adequate provision therefor has been included by the Company in its consolidated financial statements for the period ended March 31, 2022, or, with respect to returns filed after the date hereof, have been or will be so paid or provided for in the consolidated financial statements of the Company for the period covered by such returns; and (iv) the Company and its Subsidiaries have timely and properly taken such actions in response to and in compliance with notices from the Internal Revenue Service (“IRS”) in respect of information reporting and backup and nonresident withholding as are required by law, including the notation in its records of any B notices or C notices received with respect to any customers, stockholders, or payees.
(e)   As of the date of this Agreement, no federal, state, local or foreign audits or other administrative proceedings or court proceedings are presently pending with regard to any Taxes or Tax Returns of the Company or any of its Subsidiaries, and none of the Company or its Subsidiaries has received notice of any pending or proposed claims, audits or proceedings with respect to Taxes.
(f)   None of the Company or any of its Subsidiaries has granted in writing any power of attorney that is currently in force with respect to any Taxes or Tax Returns.
(g)   None of the Company or any of its Subsidiaries has requested an extension of time within which to file any Tax Return which has not since been filed, and no currently effective waivers, extensions, or comparable consents regarding the application of the statute of limitations with respect to Taxes or Tax Returns have been given by or on behalf of the Company or any of its Subsidiaries.
(h)   None of the Company or any of its Subsidiaries is a party to any agreement providing for the allocation, sharing or indemnification of Taxes.
(i)   The federal income Tax Returns of the Company and its Subsidiaries have been examined and any disputes relating thereto have been settled with the IRS (or the applicable statutes of limitation for the assessment of Taxes for such periods have expired) for all periods through and including December 31, 2018.
(j)   None of the Company or any of its Subsidiaries has been included in any “consolidated,” “unitary” or “combined” Tax Return (other than Tax Returns which include only the Company and its Subsidiaries) provided for under the laws of the United States, any foreign jurisdiction or any state or locality with respect to Taxes for any taxable year. None of the Company or any of its Subsidiaries has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local, or foreign law) as a transferee or successor, by contract, or otherwise.

(k)   None of the Company or any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.
(l)   Each of the Company and its Subsidiaries currently computes its taxable income exclusively using the accrual method of accounting and has exclusively used the accrual method of accounting to compute its taxable income for all taxable years ending after December 31, 2018. None of the Company or any of its Subsidiaries has agreed, or is required, to make any adjustment under Section 481 of the Code affecting any taxable year ending after December 31, 2018, and the IRS has not initiated or proposed any such adjustment. None of the Company or its Subsidiaries will be required to include amounts in income, or to exclude items of deduction, in a taxable period beginning after the Closing Date as a result of a change in method of accounting occurring prior to the Closing Date. The Company is not and has not been a United States real property holding company within the meaning of Section 897(c)(2) of the Code. No property of any of the Company or its Subsidiaries is “tax exempt use property” within the meaning of Section 168(h) of the Code.
(m)   There have not been, within two years of the date of this Agreement, any (i) redemptions by the Company or any of its Subsidiaries, (ii) transfers or dispositions of property by the Company or any of its Subsidiaries for which the Company or any of its Subsidiaries did not receive adequate consideration, or (iii) distributions to the holders of Company Common Stock with respect to their stock other than distributions of cash in the ordinary course of business.
(n)   No claim has ever been made by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that any such entity is, or may be, subject to taxation by that jurisdiction.
(o)   The Company and its Subsidiaries have made available to Buyer correct and complete copies of (i) all of their material Tax Returns filed within the past three (3) years; (ii) all audit reports, letter rulings, technical advice memoranda and similar documents issued by a Governmental Authority within the past five years relating to the federal, state, local or foreign Taxes due from or with respect to the Company or any of its Subsidiaries; and (iii) any closing letters or agreements entered into by the Company or any of its Subsidiaries with any Governmental Authority within the past five (5) years with respect to Taxes.
(p)   None of the Company or any of its Subsidiaries has received any notice of deficiency or assessment from any Governmental Authority for any amount of Tax that has not been fully settled or satisfied, and to the Knowledge of the Company, no such deficiency or assessment is proposed.
(q)   None of the Company or any of its Subsidiaries has ever participated in a “reportable transaction” within the meaning of Section 1.6011-4(b) of the Treasury Regulations (or any predecessor provision), and each of the Company and its Subsidiaries has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of income tax within the meaning of Section 6662 or Section 6662A of the Code.
(r)   None of the Company or its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign income Tax law) executed on or prior to the Closing Date; (ii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign income Tax law); (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) prepaid amount received on or prior to the Closing Date; (v) election with respect to income from the discharge of indebtedness under Section 108(i) of the Code; or (vi) any similar election, action, or agreement that would have the effect of deferring any liability for Taxes of the Company or any of its Subsidiaries from any period ending on or before the Closing Date to any period ending after the Closing Date.
(s)   The Company operates at least one significant historic business line, or owns at least a significant portion of its historic business assets, in each case within the meaning of Section 1.368-1(d) of the Treasury Regulations.

(t)   As of the date hereof, the Company is aware of no reason why the Merger would fail to qualify as a “reorganization” under Section 368(a) of the Code.
3.14   Employee Benefit Plans.
(a)   Schedule 3.14(a) of the Company Disclosure Schedule sets forth a true, complete and correct list of every material Employee Program (as defined below) that is sponsored or maintained by the Company or any of its ERISA Affiliates (as defined below), or with respect to which the Company or any of its ERISA Affiliates has or may have any liability (including by reason of being or having been an ERISA Affiliates with any other Person) (the “Company Employee Programs”).
(b)   True, complete and correct copies of the following documents, with respect to each Company Employee Program, where applicable, have previously been made available to Buyer: (i) all documents embodying or governing such Company Employee Program (or, for unwritten Company Employee Programs, a written description of the material terms of such Company Employee Program) and any funding medium for the Company Employee Program; (ii) the most recent IRS determination or opinion letter; (iii) the two most recently filed IRS Forms 5500; (iv) the most recent actuarial valuation report; (v) the most recent summary plan description (or other descriptions provided to employees) and all modifications thereto; (vi) the last three years of non-discrimination testing results; and (vii) all non-routine correspondence to and from any government agency.
(c)   Each Company Employee Program that is intended to qualify under Section 401(a) or 501(c)(9) of the Code is so qualified and has received a favorable determination or approval letter from the IRS with respect to such qualification, or may rely on an opinion letter issued by the IRS with respect to a prototype plan adopted in accordance with the requirements for such reliance, or has time remaining for application to the IRS for a determination of the qualified status of such Company Employee Program for any period for which such Company Employee Program would not otherwise be covered by an IRS determination and, to the Knowledge of the Company, no event or omission has occurred that would cause any Company Employee Program to lose such qualification or require corrective action under the IRS Employee Plans Compliance Resolution System to maintain such qualification.
(d)   Each Company Employee Program is, and has been established, operated, and administered in all material respects in compliance with its terms and with applicable laws and regulations and, including without limitation ERISA, the Code, and the Affordable Care Act. No Company Employee Program is, or within the past six (6) years has been, the subject of an application or filing under a government sponsored amnesty, voluntary compliance, or similar program, or been the subject of any self-correction under any such program. No litigation or governmental administrative proceeding, audit or other proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of the Company, threatened with respect to any Company Employee Program or any fiduciary or service provider thereof, and, to the Knowledge of the Company, there is no reasonable basis for any such litigation or proceeding. All payments and/or contributions required to have been made with respect to all Company Employee Programs either have been timely made or have been accrued in accordance with the terms of the applicable Company Employee Program and applicable law.
(e)   Except as set forth on Schedule 3.14(e), neither the Company nor any of its ERISA Affiliates has ever maintained, contributed to, or been required to contribute to or had any liability (whether contingent or otherwise) or obligation with respect to: (i) any employee benefit plan that is or was subject to Title IV of ERISA, Section 412 of the Code, or Section 302 of ERISA, (ii) a Multiemployer Plan, (iii) any funded welfare benefit plan within the meaning of Section 419 of the Code, (iv) any “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code), or (v) any “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA), and neither the Company nor any ERISA Affiliate has ever incurred any liability under Title IV of ERISA that has not been paid in full.
(f)   With respect to any Company Employee Plan that is subject to Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA, none of the following has occurred or existed, nor will any of the following occur or exist as a result of the transactions contemplated by this Agreement:

(i) a failure to make on a timely basis any contribution (including, without limitation, any installment) required under Section 302 or 303 of ERISA or Section 412 of the Code; (ii) the filing of an application for a waiver described in Section 412(c) of the Code and Section 303 of ERISA; (iii) a “reportable event” within the meaning of ERISA Section 4043, for which the notice requirement is not waived by the regulations thereunder; (iv) an event or condition which presents a material risk of a plan termination or any other event that may cause the Company or any ERISA Affiliate to incur liability or have a lien imposed on its assets under Title IV of ERISA; or (v) “unfunded benefit liabilities” within the meaning of ERISA Section 4001(a)(18). Except as set forth on Schedule 3.14(f) of the Company Disclosure Schedule, the actuarial present value of the accumulated plan benefits (whether or not vested) under the Company Pension Plan as of the last day of its most recent plan year did not exceed the market value of the assets allocable thereto, and, since such date, there has been no material adverse change in the financial condition of the Company Pension Plan.
(g)   Neither the Company nor any of its ERISA Affiliates provides or has any obligation to provide health care or any other non-pension benefits to any employees after their employment is terminated (other than as required by Part 6 of Subtitle B of Title I of ERISA or similar state law or by any employment or change in control agreement listed on Schedule 3.14(a) of the Company Disclosure Schedule) and the Company has never promised to provide such post-termination benefits.
(h)   Each Company Employee Program that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder. No payment to be made under any Company Employee Program is, or to the Knowledge of the Company, will be, subject to the penalties of Section 409A(a)(1) of the Code.
(i)   The PCSB Bank Employee Stock Ownership Plan (the “ESOP”) was validly authorized and established in accordance with applicable laws. The trust under the ESOP (the “Trust”) was established in accordance with Section 501(a) of the Code and is administered and interpreted in accordance with the laws of the State of New York, except to the extent preempted by federal law. The trustee of the Trust has the requisite power and authority to carry out its duties under the Trust and the transactions contemplated by this Agreement. The ESOP has received a determination from the Internal Revenue Service that the ESOP meets the applicable qualification requirements of Section 401(a) of Code and, to the Knowledge of the Company, since the date of such determination (i) such qualified status has not been revoked and (ii) nothing has occurred that would reasonably be expected to cause revocation of such qualified status. The shares of Company Common Stock held by the Trust constitute “employer securities” as defined in Section 409(l) of the Code and “qualifying employer securities” as defined in Section 407(d) (5) of ERISA. Other than the outstanding indebtedness (as of the Closing Date) owed to the Company by the ESOP pursuant to the Loan Agreement, dated as of April 20, 2017, by and between Company and the trustee (the “ESOP Loan”) and outstanding invoices from service providers, there is no existing indebtedness of the ESOP.
(j)   No Company Employee Program is subject to the laws of any jurisdiction outside the United States.
(k)   No Company Employee Program provides for any tax “gross-up” or similar “make-whole” payments.
(l)   Except as set forth and quantified in reasonable detail on Schedule 3.14(k) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement, the stockholder approval of this Agreement, nor the consummation of the transactions contemplated hereby could (either alone or in conjunction with any other event) (i) result in, or cause the accelerated vesting payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, director or other service provider of the Company or any of its ERISA Affiliates; (ii) limit the right of the Company or any of its ERISA Affiliates to amend, merge, terminate or receive a reversion of assets from any Company Employee Program or related trust; or (iii) result in any “parachute payment” as defined in Section 280G(b)(2) of the Code (whether or not such payment is considered to be reasonable compensation for services rendered).

(m)   For purposes of this Section 3.14 and Section 4.12:
(i)   “Employee Program” means (A) an employee benefit plan within the meaning of Section 3(3) of ERISA whether or not subject to ERISA; (B) stock option plans, stock purchase plans, stock ownership, bonus or incentive award plans, severance pay plans, programs or arrangements, deferred compensation arrangements or agreements, employment agreements, compensation plans, programs, agreements or arrangements, change in control plans, programs, agreements or arrangements, supplemental income arrangements, vacation plans, and all other employee benefit plans, agreements, and arrangements, not described in (A) above; and (C) plans or arrangements providing compensation to employee and non-employee directors. In the case of an Employee Program funded through a trust described in Section 401(a) of the Code or an organization described in Section 501(c)(9) of the Code, or any other funding vehicle, each reference to such Employee Program shall include a reference to such trust, organization or other vehicle.
(ii)   “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
(iii)   An entity “maintains” an Employee Program if such entity sponsors, contributes to, or provides benefits under or through such Employee Program, or has any obligation to contribute to or provide benefits under or through such Employee Program, or if such Employee Program provides benefits to or otherwise covers any current or former employee, officer or director of such entity (or their spouses, dependents, or beneficiaries).
(iv)   An “ERISA Affiliate” of one entity means any other entity, trade or business that is, or at any applicable time was, a member of a group described in Sections 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity.
(v)   “Multiemployer Plan” shall have the meaning set forth in Section 3(37) of ERISA.
3.15   Labor Matters.
(a)   Schedule 3.15(a)(i) of the Company Disclosure Schedule contains a complete and accurate list of all present employees of the Company or any of its Subsidiaries as of the date of this Agreement, setting forth for each employee: his or her position or title; whether classified as exempt or non-exempt for wage and hour purposes; whether paid on a salary, hourly or commission basis and the employee’s actual annual base salary or other rates of compensation; bonus potential; average scheduled hours per week; date of hire; business location; status (i.e., active or inactive and if inactive, the type of leave and estimated duration); and any visa or work permit status and the date of expiration, if applicable. Schedule 3.15(a)(ii) of the Company Disclosure Schedule contains a complete and accurate list of all of the independent contractors, consultants, temporary employees, leased employees or other servants or agents employed, engaged or used with respect to the operation of the Business and classified by the Company or a Subsidiary as an independent contractor, temporary employee, leased employee or any other servant or agent compensated other than through reportable wages paid by the Company and reported on a Form W-2 (collectively, “Contingent Workers”), showing for each Contingent Worker such Contingent Worker’s (A) role in the Business, and (B) fee or other compensation arrangements.
(b)   To the Knowledge of the Company, the Company and its Subsidiaries are, and since at least January 1, 2019 have been, in material compliance with all federal, state and local laws respecting employment and employment practices, terms and conditions of employment, and wages and hours, and other than normal accruals of wages during regular payroll cycles, there are no arrearages in the payment of wages. The Company and its Subsidiaries currently classify and have properly classified each of their employees as exempt or non-exempt for the purposes of the Fair Labor Standards Act and state, local and foreign wage and hour laws since at least January 1, 2019. To the extent that any Contingent Workers are engaged by the Company or any of its Subsidiaries, the Company currently classifies and has properly classified and treated them as Contingent Workers (as distinguished from Form W-2 employees) in accordance with applicable law and for the purpose of all employee benefit plans and perquisites since at least January 1, 2019 and there are no arrearages in the payment of fees or other compensation due to any such Contingent Workers.

(c)   Since at least January 1, 2019, neither the Company nor any of its Subsidiaries has been involved in any way in any form of litigation, governmental audit, governmental investigation, administrative agency proceeding, private dispute resolution procedure, or investigation of alleged employee misconduct, in each case with respect to employment or labor matters (including but not limited to allegations of employment discrimination, retaliation, noncompliance with wage and hour laws, the misclassification of independent contractors, violation of restrictive covenants, sexual harassment, other unlawful harassment or unfair labor practices).
(d)   Since at least January 1, 2019, no allegations of sexual harassment, other unlawful harassment or other unlawful discrimination or retaliation have been made to the Company or any Subsidiary against any employee, director or Contingent Worker of the Company or any Subsidiary. To the Knowledge of the Company, there are no facts that may reasonably be expected to give rise to a claim of sexual harassment, other unlawful harassment or other unlawful discrimination or retaliation against or involving the Company or any Subsidiary or any Company or Subsidiary employee, director or Contingent Worker.
(e)   Except as set forth on Schedule 3.15(e) of the Company Disclosure Schedule, since January 1, 2021, (i) no officer’s employment with the Company or any Subsidiary has been terminated for any reason; and (ii) to the Knowledge of the Company, no officer, or group of employees or Contingent Workers, has expressed any plans to terminate his, her or its employment or service arrangement with the Company or any Subsidiary.
(f)   Neither the Company nor any Subsidiary has experienced a “plant closing,” or “mass layoff” or similar group employment loss as defined in the federal Worker Adjustment and Retraining Notification Act (the “WARN Act”) or any similar state, local or foreign law or regulation affecting any site of employment of the Company or any Subsidiary or one or more facilities or operating units within any site of employment or facility of the Company or any Subsidiary. Schedule 3.15(f) of the Company Disclosure Schedule sets forth the names of employees or Contingent Workers who terminated employment with the Company or any Subsidiary during the ninety (90) day period preceding the date hereof.
(g)   Except as set forth on Schedule 3.15(g) of the Company Disclosure Schedule, all employees of the Company and any Subsidiary are employed at-will.
(h)   Since at least January 1, 2019, to the Knowledge of the Company, the Company and each Subsidiary has paid and continues to pay each of its employees in a manner that complies with the requirements of the Equal Pay Act and/or any other federal, state, or local laws or regulations pertaining to the equal pay of employees.
(i)   Schedule 3.15(j) of the Company Disclosure Schedule identifies each employee of the Company or any Subsidiary who is subject to a non-competition and/or non-solicitation agreement with the Company or any Subsidiary and includes a form of each such agreement.
3.16   Insurance.   The Company and each of its Subsidiaries is insured, and during each of the past three calendar years has been insured, for reasonable amounts with financially sound and reputable insurance companies against such risks as companies engaged in a similar business would, in accordance with good business practice customarily be insured, and has maintained all insurance required by applicable laws and regulations. Schedule 3.16 of the Company Disclosure Schedule lists all insurance policies and bonds maintained by the Company and each of its Subsidiaries as of the date hereof, including, without limitation, any bank-owned life insurance policies (“BOLI”). All of the policies and bonds maintained by the Company or any of its Subsidiaries are in full force and effect and all claims thereunder have been filed in a due and timely manner and, to the Knowledge of the Company, no such claim has been denied. Neither the Company nor any of its Subsidiaries is in breach of or default under any insurance policy or bond, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a breach or default. The value of the BOLI set forth on Schedule 3.16 of the Company Disclosure Schedule is fairly and accurately reflected on the Company’s balance sheet. Except as set forth on Schedule 3.16 of the Company Disclosure Schedule, the BOLI, and any other life insurance policies on the lives of any current and former officers and directors of the Company and its Subsidiaries that are maintained by the Company or any such

Subsidiary or otherwise reflected on the Company’s balance sheet are, and will be immediately prior to the Effective Time be, owned by the Company or such Subsidiary, as the case may be, free and clear of any claims thereon by the officers, directors or members of their families. Any BOLI policy owned by the Company or any Subsidiary of the Company complies with the requirements of 12 C.F.R. § 248.10(c)(7) or, in the case of a BOLI policy owned by the Company Bank, 12 C.F.R. § 351.10(c) (7).
3.17   Environmental Matters.
(a)   Except as disclosed on Schedule 3.17 of the Company Disclosure Schedule, each of the Company and its Subsidiaries and each property owned, leased or operated by any of them (the “Company Property”) and, to the Knowledge of the Company, the Loan Properties (as defined below), are, and have been, in compliance with all Environmental Laws (as defined below).
(b)   There is no suit, claim, action or proceeding pending or, to the Knowledge of the Company, threatened, before any Governmental Authority or other forum in which the Company or any of its Subsidiaries has been or, with respect to threatened proceedings, may be, named as a defendant, responsible party or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release or presence of any Hazardous Material (as defined below) or Oil (as defined below) at, in, to, on, from or affecting a Company Property, a Loan Property, or any property previously owned, operated or leased by the Company or any of its Subsidiaries.
(c)   Except as set forth on Schedule 3.17 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries, nor to the Knowledge of the Company, any Loan Property, has received or been named in any written notice regarding a matter on which a suit, claim, action or proceeding as described in Section 3.17(b) could reasonably be based. Except as set forth on Schedule 3.17 of the Company Disclosure Schedule, no facts or circumstances have come to the Company’s attention which would reasonably cause it to believe that a suit, claim, action or proceeding as described in Section 3.17(b) would reasonably be expected to occur.
(d)   Except as disclosed in Schedule 3.17 of the Company Disclosure Schedule, during the period of (i) the Company’s or any of its Subsidiaries’ ownership, tenancy or operation of any Company Property or (ii) the Company’s or any of its Subsidiaries’ holding of a security interest in any Loan Property, to the Knowledge of the Company, there has been no release of Hazardous Material or Oil at, in, to, on, from or affecting such Company Property or Loan Property, and no Hazardous Material or Oil is present at, in, on, or under any such Company Property or Loan Property that would result in any liabilities or obligation pursuant to any Environmental Law. To the Knowledge of the Company, prior to the period of (A) the Company’s or any of its Subsidiaries’ ownership, tenancy or operation of any Company Property or any property previously owned, operated or leased by the Company or any of its Subsidiaries, or (B) the Company’s or any of its Subsidiaries’ holding of a security interest in a Loan Property, there was no release or presence of Hazardous Material or Oil at, in, to, on, from or affecting any such property that would result in any liabilities or obligation pursuant to Environmental Law.
(e)   Neither the Company nor any of its Subsidiaries is an “owner” or “operator” (as such terms are defined under the Comprehensive Environmental Response, Compensation, and Liability Act, as amended, 42 U.S.C. Section 9601 et seq. (“CERCLA”)) of any Loan Property and there are no Participation Facilities (as defined below).
(f)   The following definitions apply for purposes of this Agreement: (i) “Loan Property” means any property in which the Company or any of its Subsidiaries or Buyer or its Subsidiaries, as the case may be, holds a security interest, and, where required by the context (as a result of foreclosure), said term includes any property owned or operated by the Company or any of its Subsidiaries or Buyer or its Subsidiaries, as the case may be; (ii) “Participation Facility” means any facility in which the Company or any of its Subsidiaries or Buyer or its Subsidiaries, as the case may be, participates or has participated in the management of environmental matters; (iii) “Hazardous Material” means any compound, chemical, pollutant, contaminant, toxic substance, hazardous waste, hazardous material, or hazardous substance, as any of the foregoing may be defined, identified or regulated under or pursuant to any Environmental Laws, and includes without limitation, asbestos, asbestos-containing materials, polychlorinated biphenyls, per- or polyfluoroalkyl substances, mold, mycotoxins or fungi, or any other material that may pose a threat to the Environment or to human health and safety but excludes substances in kind and amounts typically used or stored for cleaning purposes or other routine maintenance or operation of motor vehicles used by tenants (if applicable) or guests and otherwise in compliance with Environmental Laws; (iv) “Oil” means oil or petroleum of any kind or origin or in any form, as defined in or pursuant to the Federal Clean Water Act, 33 U.S.C. Section 1251 et seq., or any other Environmental Law; (v) “Environment” means any air (including indoor air), water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, sediment, soil vapor, surface or subsurface strata, plant and animal life, and any other environmental medium or natural resource; and (vi) “Environmental Laws” means any applicable federal, state or local law (including common law), statute, ordinance, rule, regulation, code, license, permit, approval, consent, order, judgment, decree, injunction or agreement with any Governmental Authority relating to (A) the protection, preservation or restoration of the Environment, and/or (B) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of, or exposure to, Hazardous Material or Oil. The term Environmental Law includes without limitation (a) CERCLA; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. § 6901 et seq.; the Clean Air Act, as amended, 42 U.S.C. § 7401 et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. § 1251 et seq.; the Toxic Substances Control Act, as amended, 15 U.S.C. § 2601 et seq.; the Emergency Planning and Community Right to Know Act, 42 U.S.C. § 11001 et seq.; the Safe Drinking Water Act, 42 U.S.C. § 300f et seq.; and all comparable state and local laws, and (b) any common law (including, without limitation, common law that may impose strict liability) that may impose liability or obligations for injuries or damages due to the presence of or exposure to any Hazardous Material or Oil.
3.18   Intellectual Property.   Schedule 3.18 of the Company Disclosure Schedule contains a complete and accurate list of all registered and material unregistered Marks (as defined below) and Patents (as defined below) owned or purported to be owned by the Company and its Subsidiaries or used or held for use by the Company and its Subsidiaries in the Business (as defined below). Except as set forth on Schedule 3.18 of the Company Disclosure Schedule:
(a)   the Company and its Subsidiaries exclusively own or possess adequate and enforceable rights to use, without payment to a third party, all of the Intellectual Property Assets (as defined below) necessary for the operation of the Business, free and clear of all mortgages, pledges, charges, liens, equities, security interests, or other encumbrances or similar agreements;
(b)   all Company Intellectual Property Assets (as defined below) owned or purported to be owned by the Company or any of its Subsidiaries which have been issued by or registered with the U.S. Patent and Trademark Office, domain registration service, or in any similar office or agency anywhere in the world have been duly maintained (including the payment of maintenance fees) and are not expired, cancelled or abandoned and are valid and enforceable;
(c)   there are no pending, or, to the Knowledge of the Company, threatened claims against the Company or any of its Subsidiaries alleging that any activity by the Company or any of its Subsidiaries or any Product (as defined below) infringes on or violates (or in the past infringed on or violated) the rights of others in or to any Intellectual Property Assets (“Third Party Rights”) or that any of the Company Intellectual Property Assets is invalid or unenforceable;
(d)   the Company and its Subsidiaries have obtained and possess valid licenses in sufficient numbers to use all of the software programs present on the computers and other software-enabled electronic devices that it owns or leases or that it has otherwise provided to its employees for their use in connection with the Business;
(e)   neither any activity of the Company or any of its Subsidiaries nor any Product infringes on or violates (or in the past infringed on or violated) any Third Party Right, other than the rights of any person or entity under any patent, and to the Company’s Knowledge, neither any activity of the Company or any of its Subsidiaries nor any Product infringes on or violates (or in the past infringed on or violated) the rights of any person or entity under any patent;

(f)   to the Knowledge of the Company, no third party is violating or infringing any of the Company Intellectual Property Assets; and
(g)   the Company and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all Trade Secrets (as defined below) owned by the Company and its Subsidiaries or used or held for use by the Company and its Subsidiaries in the Business.
(h)   For purposes of this Section 3.18, (i) “Business” means the business of the Company and its Subsidiaries as currently conducted; (ii) “Company Intellectual Property Assets” means all Intellectual Property Assets owned or purported to be owned by the Company or any of its Subsidiaries or used or held for use by the Company or any of its Subsidiaries in the Business; (iii) “Intellectual Property Assets” means, collectively, (A) patents and patent applications (“Patents”); (B) trade names, logos, slogans, Internet domain names, registered and unregistered trademarks and service marks and related registrations and applications for registration (“Marks”); (C) copyrights in both published and unpublished works, including without limitation all compilations, databases and computer programs, manuals and other documentation and all copyright registrations and applications; and (D) rights under applicable US state trade secret laws as are applicable to know-how and confidential information (“Trade Secrets”); and (iv) “Products” means those products and/or services researched, designed, developed, manufactured, marketed, performed, licensed, sold and/or distributed by the Company or any of its Subsidiaries.
(i)   Since January 1, 2018, all computer systems, servers, network equipment and other computer hardware and software owned, leased or licensed by the Company and its Subsidiaries and used in the Business (“Company IT Systems”) are adequate and sufficient (including with respect to working condition and capacity) for the operations of the Company and its Subsidiaries. The Company and its Subsidiaries have (i) continuously operated in a manner to preserve and maintain the performance, security and integrity of the Company IT Systems (and all software, information or data stored on any Company IT Systems), (ii) continuously maintained all licenses necessary to use its Company IT Systems, and (iii) maintain reasonable documentation regarding all Company IT Systems, their methods of operation and their support and maintenance. During the two-year period prior to the date of this Agreement, there has been no failure with respect to any Company IT Systems that has had a material effect on the operations of the Business nor has there been any unauthorized access to or use of any Company IT Systems.
3.19   Privacy and Protection of Personal Information.
(a)   Each of the Company and its Subsidiaries complies and has at all times complied with all (i) applicable Privacy Laws, (ii) regulatory, industry, and self-regulatory guidelines and codes, including the Payment Card Industry Data Security Standard and all other rules of the payment card brands, that are legally binding on the Company and its Subsidiaries relating to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security, disposal, destruction, disclosure, or transfer of Personal Information, (iii) all privacy policies published on each web site of the Company or any of its Subsidiaries or otherwise communicated by the Company or any of its Subsidiaries in writing to users of any such web site and other third parties, (iv) any notice to or consent from the provider or subject of Personal Information, and (v) any contractual commitment made by the Company or any of its Subsidiaries with respect to such Personal Information (the “Privacy Requirements”). The Company and each of its Subsidiaries maintains a privacy policy that incorporates all disclosures to data subjects required by applicable Privacy Requirements and none of the disclosures made or contained in such privacy policy has been materially inaccurate, misleading or deceptive or in violation of applicable Privacy Requirements.
(b)   The Company has adopted a written information security program approved by the Board of Directors of the Company. Such information security program meets the requirements of 12 C.F.R. part 364, Appendix B, 201 C.M.R. 17.00, all applicable New York and other state information security requirements (collectively, the “Information Security Requirements”) and includes functioning security measures sufficient to protect all Personal Information under the Company’s control and/or in its possession and to protect such Personal Information from unauthorized access or use by any parties. The Company’s hardware, software, encryption, systems, policies and procedures are sufficient to protect the privacy, security, confidentiality of all Personal Information in accordance with the Privacy Requirements and the Information Security Requirements. The Company has (i) implemented reasonable procedures to detect data security incidents and (ii) implemented and monitored compliance with such procedures with respect to technical and physical security to protect Personal Information against loss and against unauthorized access, use, modification, disclosure or other misuse.
(c)   Since July 1, 2018, the Company has: (i) conducted and conducts vulnerability testing, risk assessments, and audits of, and tracks security incidents related to, the Company IT Systems and Products of the Company and its Subsidiaries (collectively, “Information Security Reviews”); (ii) corrected any critical exceptions or vulnerabilities identified in such Information Security Reviews; (iii) made available to Buyer true and accurate copies of all Information Security Reviews; and (iv) installed software security patches and other fixes to identified technical information security vulnerabilities. The Company provides its employees with regular training on privacy and data security matters.
(d)   In connection with each third-party servicing, outsourcing, processing, or otherwise using Personal Information collected, held, or controlled by or on behalf of the Company, to the extent required under applicable Privacy Laws, the Company has entered into written data processing agreements with any such third party in accordance with the requirements of applicable Privacy Requirements.
(e)   There have been no material data security incidents, personal data breaches or other adverse events or incidents involving unauthorized use and access to Personal Information in the custody and control of the Company or any of its Subsidiaries or any service provider acting on behalf of the Company or any of its Subsidiaries, and no unresolved breach or violation of the Company IT Systems has occurred or is known or suspected, and there has been no unauthorized or illegal use of or access to any Personal Information. The Company has a data breach response plan in place and tests this plan on a no less than an annual basis.
(f)   The consummation of any of the transactions contemplated hereby will not violate any applicable Privacy Requirements of the Company.
(g)   In the five years prior to the date of this Agreement, there have not been any actions related to violations of applicable Privacy Requirements, and to Knowledge of the Company, there are no facts or circumstances which could reasonably serve as the basis for any such allegations or claims, and neither the Company nor any of its Subsidiaries has received any correspondence relating to, or written notice of any proceedings, claims, investigations or alleged violations of, applicable Privacy Requirements from any Person or Governmental Authority, and there is no such ongoing proceeding, claim, investigation or allegation.
(h)   The Company and its Subsidiaries do not distribute marketing communications to any Person except in accordance with applicable Privacy Requirements and the Company holds auditable records of opt-in consents or opt-out requests for each data subject to whom it or any Subsidiary sends marketing communications.
(i)   To the Knowledge of the Company, the Company is not subject to the California Consumer Privacy Act (“CCPA”) or the European General Data Protection Regulation (“GDPR”) and has not engaged in any activities that would cause it to be required to comply with the CCPA or the GDPR.
(j)   The Company has employed commercially reasonable disaster recovery and business continuity plans, procedures and facilities and has taken commercially reasonable steps to safeguard the Company IT Systems.
3.20   Material Agreements; Defaults.
(a)   Except as set forth on Schedule 3.20(a) of the Company Disclosure Schedule or the index of exhibits in the Company Form 10-K, and except for this Agreement and the transactions contemplated hereby, neither the Company nor any of its Subsidiaries is a party to or is bound by any agreement, contract, arrangement, commitment or understanding (whether written or oral), or amendment thereto,

(i) with respect to the employment or service of any directors, officers, employees or consultants, including without limitation with respect to the termination of any such employment or service; (ii) which would entitle any present or former director, officer, employee or agent of the Company or any of its Subsidiaries to indemnification from the Company or any of its Subsidiaries; (iii) the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement; (iv) by and among the Company or any of its Subsidiaries, and/or any Affiliate thereof, other than intercompany agreements entered into in the ordinary course of business consistent with past practice; (v) which grants any right of first refusal, right of first offer or similar right with respect to any material assets or properties of the Company or any of its Subsidiaries; (vi) which provides for payments to be made by the Company or any of its Subsidiaries upon a change in control thereof; (vii) which provides for the lease of personal property having a value in excess of $100,000 individually or $250,000 in the aggregate; (viii) which relates to capital expenditures and involves future payments in excess of $100,000 individually or $250,000 in the aggregate; (ix) which relates to the disposition or acquisition of assets or any interest in any business enterprise outside the ordinary course of the Company’s business consistent with past practice; (x) which is not terminable on 60 days or less notice and involving the payment of more than $100,000 per annum; or (xi) which materially restricts the conduct of any business by the Company or any of its Subsidiaries. Each agreement, contract, arrangement, commitment or understanding of the type described in this Section 3.20(a), whether or not set forth on Schedule 3.20 of the Company Disclosure Schedule, is referred to herein as a “Company Material Contract.” The Company has previously made available to Buyer complete and correct copies of all of the Company Material Contracts, including any and all amendments and modifications thereto.
(b)   Each Company Material Contract is legal, valid and binding upon the Company or its Subsidiaries, as the case may be, and to the Knowledge of the Company, all other parties thereto, and is in full force and effect. Neither the Company nor any of its Subsidiaries is in breach of or default under any Company Material Contract, or any other agreement or instrument to which it is a party, by which its assets, business, or operations may be bound or affected, or under which it or its respective assets, business, or operations receives benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a breach or default. To the Knowledge of the Company, no other party to any Company Material Contract is in breach of or default under such Company Material Contract, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a breach or default.
3.21   Property and Leases.
(a)   Each of the Company and its Subsidiaries has good and marketable title to all the real property and all other property owned by it and included in the Company Balance Sheet, free and clear of all Liens, other than (i) Liens that secure liabilities that are reflected in the Company Balance Sheet, (ii) Liens for current taxes and assessments not yet past due or which are being contested in good faith and reserves established therefor, (iii) inchoate mechanics’ and materialmen’s Liens for construction in progress, (iv) workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business of the Company or any of its Subsidiaries consistent with past practice, none of which have a material impact on the use or value of the applicable real or other property, and (v) those items that secure public or statutory obligations or any discount with, borrowing from, or obligations to any FRB or Federal Home Loan Bank, interbank credit facilities, or any transaction by the Company’s Subsidiaries acting in a fiduciary capacity. Neither the Company nor any of its Subsidiaries has received written notice of any violation of any recorded easements, covenants or restrictions affecting all the real property and all other property interests owned or leased by it and included in the Company Balance Sheet that would reasonably be expected to require expenditures by the Company or any of its Subsidiaries or to result in an impairment in or limitation on the activities presently conducted thereon, and, to the Knowledge of the Company, no other party is in violation of any such easements, covenants or restrictions.
(b)   Each lease or sublease of real property to which the Company or any of its Subsidiaries is a party is listed on Schedule 3.21(b) of the Company Disclosure Schedule, including all amendments and modifications thereto, and is in full force and effect (the “Leases”). There exists no breach or default under any Leases by the Company or any of its Subsidiaries, nor any event which with notice or lapse of time or both would constitute a breach or default thereunder by the Company or any of its Subsidiaries, and, to the Knowledge of the Company, there exists no breach or default under any such Leases or sublease by any other party, nor any event which with notice or lapse of time or both would constitute a breach or default thereunder by such other party. The Company has previously made available to Buyer complete and correct copies of all Leases, including all amendments and modifications thereto. The Leases are in full force and effect, enforceable in accordance with their terms and constitute binding obligations of a Company or Subsidiary, as applicable, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity). Schedule 3.21(b) of the Company Disclosure Schedule includes a list of all security deposits held under the Leases and no such security deposit under the Leases has been applied in respect of a breach or default under such Leases; neither the Company nor any Subsidiary of the Company owes, nor will it owe in the future, any brokerage commissions or finder’s fees with respect to such Leases; there are no outstanding tenant improvements, free rent, or other landlord inducement costs in favor of the Company; all rents, legal deposits and additional guarantees and any other amounts or charges to the extent due and payable under the Leases have been paid; no Company or Subsidiary has received any written notice of any intention to terminate, any Lease; there are no leases, subleases, licenses, concessions or any other contracts or agreements granting to any person other than the Company or a Subsidiary any right to the possession, use, occupancy or enjoyment of any leased real property that is the subject of a Lease; and neither the Company nor any Subsidiary has collaterally assigned or granted any security interest in such Lease or any interest therein.
(c)   Schedule 3.21(c) of the Company Disclosure Schedule sets forth a complete and accurate list of all real property owned by the Company or any of its Subsidiaries (the “Owned Real Property”). Schedule 3.21(c) of the Company Disclosure Schedule contains a true, correct and accurate rent roll listing all tenants who lease space in the Owned Real Property, the rent paid, term, security deposit and all other material terms. True, correct and complete copies of all leases to tenants who lease space in the Owned Real Property have been made available to Buyer. No tenant or other party in possession of any of such property has any right to purchase, or holds any right of first refusal to purchase, right of first offer or any similar rights with respect to such properties. The Company has made available to Buyer the most current copies of policies of title insurance for the Owned Real Property, and no claim has been made against any such policy which remains pending. The Company has made available to Buyer copies of the most recent surveys and copies of deeds evidencing fee simple title for the Owned Real Property together with copies of all documents listed as exceptions on such title policy. Except as disclosed on Schedule 3.21(c) of the Company Disclosure Schedule, there are no management agreements pursuant to which any third party manages or operates any Owned Real Property or any portion thereof (the “Management Agreement Documents”). Correct and complete copies of any Management Agreement Documents have been provided to Buyer. Each of any such Management Agreement Documents is valid and binding on the Company or its Subsidiary, and, to the Knowledge of the Company, each other party thereto, subject, in each case, to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity) and is in full force and effect. Neither the Company nor any of its Subsidiaries has received written notice that it is in default of any obligations under any Management Agreement Document, and, to the Knowledge of the Company, the manager under such Management Agreement Document has not received written notice that it is in default of its obligations under such Management Agreement Document. Except as listed in Schedule 3.21(c) of the Company Disclosure Schedule, none of the Owned Real Property is subject to special flood or mudslide hazards or within the 100 year flood plain.
(d)   None of the properties required to be listed on Schedule 3.21(c) of the Company Disclosure Schedule and, to the Knowledge of the Company, none of the properties required to be listed on Schedule 3.21(b) of the Company Disclosure Schedule, or the buildings, structures, facilities, fixtures or other improvements thereon, or the use thereof, contravenes or violates any building, zoning, administrative, occupational safety and health or other applicable statute, law, ordinance, rule or regulation in any respect that would reasonably be expected to require expenditures by the Company or any of its Subsidiaries or to result in an impairment in or limitation on the activities presently conducted there. The plants, buildings, structures and equipment located on the properties required to be listed on Schedule 3.21(c) of the Company Disclosure Schedule, and to the Knowledge of the Company, the plants, buildings, structures and equipment located on the properties required to be listed on Schedule 3.21(b) of the Company Disclosure Schedule are in good operating condition and in a state of good maintenance and repair, ordinary wear and tear excepted, are adequate and suitable for the purposes for which they are presently being used and, to the Knowledge of the Company, there are no condemnation or appropriation proceedings pending or threatened against any of such properties or any plants, buildings or other structures thereon. Except as listed on Schedule 3.21(d) of the Company Disclosure Schedule, (A) there are no pending or, to the knowledge of the Company, written threatened condemnation proceedings, suits or administrative actions relating to such real property or other matters materially affecting adversely the current use, occupancy or value thereof; (B) there is no renovation or construction project currently being performed or contemplated at such Owned Real Property; (C) such real property is occupied under a valid and current certificate of occupancy or similar permit, the transactions contemplated by this Agreement will not require the issuance of any new or amended certificate of occupancy and, to the Knowledge of the Company, there are no facts that would prevent such real property from being occupied by the Buyer, after the Closing Date in the same manner as occupied by the Company and/or its Subsidiaries immediately prior to the Closing; (D) the Company has not entered into any other contract for the sale of such real property or any constituent or portion thereof, and no lease or other agreement affecting such real property contains any rights of first refusal, right of first offer or options to purchase such real property or any portion thereof or any other similar rights; and (E) there are no disputes, claims, litigations, investigations, and proceedings affecting such real property which could affect the real property.
3.22   Inapplicability of Takeover Laws.   The Company has taken all action required to be taken by it in order to exempt this Agreement, the Voting Agreements and the transactions contemplated hereby and thereby from, and this Agreement, the Voting Agreements and the transactions contemplated hereby and thereby are exempt from, the requirements of any applicable “moratorium,” “business combination,” “control share,” “fair price” or other takeover defense laws and regulations (collectively, “Takeover Laws”).
3.23   Regulatory Capitalization.   The Company and the Company Bank are, and immediately prior to the Effective Time will be, “well capitalized,” as such term is defined in the rules and regulations promulgated by the FRB and the FDIC.
3.24   Loans; Nonperforming and Classified Assets.
(a)   Each loan agreement, note or borrowing arrangement, including, without limitation, mortgage loans, home equity loans, and lines of credit, personal loans, business loans, portions of outstanding lines of credit, credit card accounts, and loan commitments, on the Company’s or its applicable Subsidiary’s books and records (collectively, “Loans”) (i) is evidenced by notes, agreements, other evidences of indebtedness, security instruments (if applicable) that are true, genuine, enforceable and what they purport to be, and documentation appropriate and sufficient to enforce and service such Loan in accordance with its terms, and, except as set forth on Schedule 3.24(b)(i) of the Company Disclosure Schedule, complete and correct sets of originals of all such documents which are included in such books and records; (ii) represents the legal, valid and binding obligation of the related borrower, enforceable in accordance with its terms, except as enforcement may be limited by receivership, conservatorship and supervisory powers of bank regulatory agencies generally as well as by bankruptcy, insolvency, reorganization, moratorium or other laws of general applicability relating to or affecting creditors’ rights, or the limiting effect of rules of law governing specific performance, equitable relief and other equitable remedies or the waiver of rights or remedies; and (iii) complies with applicable law in all material respects, including the Finance Laws and any other applicable lending and servicing laws and regulations. With respect to each Loan, to the extent applicable, the Loan file contains (i) all original notes, agreements, other evidences of indebtedness, security instruments and financing statements. Each Loan file contains true, complete and correct copies of all Loan documents evidencing, securing, governing or otherwise related to the Loan and such documents and instruments are in due and proper form. Each Loan document is free of fraud and any misrepresentation, if executed is signed by the persons it purports to be signed by, and witnessed or, as appropriate, notarized by the persons whose signatures appear as witnesses or notaries.
(b)   Except as set forth on Schedule 3.24(b) of the Company Disclosure Schedule, and other than Loans that have been pledged to the Federal Home Loan Bank or the Federal Reserve Bank of New York in the ordinary course of business, no Loan has been assigned or pledged, and the Company or its applicable Subsidiary has good and marketable title thereto, without any basis for forfeiture thereof. The Company or its applicable Subsidiary is the sole owner and holder of the Loans free and clear of any and all Liens other than a Lien of the Company or its applicable Subsidiary.
(c)   Other than exceptions approved in accordance with applicable policies in the ordinary course of business, each Loan, to the extent secured by a Lien of the Company or its applicable Subsidiary, is secured by a valid, perfected and enforceable Lien of the Company or its applicable Subsidiary in the collateral for such Loan.
(d)   Each Loan was underwritten and originated or purchased by the Company or its applicable Subsidiary (i) in the ordinary course of business and consistent with the Company’s or its applicable Subsidiary’s policies and procedures for loan origination or purchase in place at the time such Loan was made or purchased and (ii) in accordance with applicable law in all material respects, including without limitation, laws related to usury, truth- in-lending, real estate settlement procedures, consumer credit protection, predatory lending, abusive lending, and fair credit reporting.
(e)   Each Loan has been marketed, solicited, brokered, originated, made, maintained, serviced and administered in accordance with (i) applicable law in all material respects, including the Equal Credit Opportunity Act, Regulation B of the Consumer Financial Protection Bureau and the Fair Housing Act; (ii) the Company’s or its applicable Subsidiary’s applicable loan origination and servicing policies and procedures; and (iii) the Loan documents governing each Loan.
(f)   To the Knowledge of the Company, no Loan is subject to any right of rescission, set-off, claim, counterclaim or defense, including the defense of usury, nor will the operation of any of the terms of the note or the security instrument (if applicable), or the exercise of any right thereunder, render either the note or the security instrument (if applicable) unenforceable, in whole or in part, or subject to any right of rescission, set-off, counterclaim or defense, including the defense of usury.
(g)   Each Loan that is covered by an insurance policy or guarantee was (i) originated or underwritten in accordance with the applicable policies, procedures and requirements of the insurer or guarantor of such Loan at the time of origination or underwriting and (ii) continues to comply with the applicable policies, procedures and requirements of the insurer or guarantor in all material respects, such that the insurance policy or guarantee covering the Loan is in full force and effect. There are no defenses, counterclaims, or rights of set-off affecting the eligibility of the Loan for insurance by an insurer or for a guarantee by a guarantor, of affecting the validity or enforceability of any insurance or guarantee with respect to a Loan as a result of any act, error or omission of the Company or any of its Subsidiaries.
(h)   Schedule 3.24(h) of the Company Disclosure Schedule discloses as of March 31, 2022: (i) any Loan under the terms of which the obligor is ninety (90) or more days delinquent in payment of principal or interest, or to the Knowledge of the Company, in material violation, breach or default of any other provision thereof, including a description of such breach or default; (ii) each Loan which has been classified as “other loans specially maintained,” “classified,” “criticized,” “substandard,” “doubtful,” “credit risk assets,” “watch list assets,” “loss” or “special mention” (or words of similar import) by the Company, its Subsidiaries or a Governmental Authority (the “Classified Loans”), noting which Classified Loans are on non-accrual status; (iii) a listing of the real estate owned, acquired by foreclosure or by deed-in-lieu thereof, including the book value thereof; and (iv) each Loan with any director, executive officer or five percent (5%) or greater stockholder of the Company, or to the Knowledge of the Company, any Person controlling, controlled by or under common control with any of the foregoing. All Loans which are classified as “Insider Transactions” by Regulation O of the

FRB have been made by the Company or its Subsidiaries in an arms-length manner made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other Persons and do not involve more than normal risk of collectability or present other unfavorable features.
(i)   The allowance for Loan losses reflected in the Company Balance Sheet, as of their respective dates, is adequate under GAAP and all regulatory requirements applicable to financial institutions.
(j)   The Company has previously made available to Buyer complete and correct copies of its and its applicable Subsidiary’s lending and servicing policies and procedures.
(k)   No error, omission, misrepresentation, negligence, fraud or similar occurrence with respect to any Loan has taken place on the part of the Company, any Subsidiary or any other Person, including, without limitation, to the Knowledge of the Company, any borrower, any broker, any correspondent or any settlement service provider.
(l)   The Company or any Subsidiary is not in breach, and has not breached, any material provision contained in any agreement pursuant to which the Company has brokered, originated, made, sold, participated or performed any activity in connection with any Loan.
(m)   Except as set forth on Schedule 3.24(m) of the Company Disclosure Schedule, there is no pending action, suit, proceeding, investigation, or litigation, or to the best of the Company’s Knowledge, threatened, with respect to any Loan.
(n)   Except as set forth in Schedule 3.24(n) of the Company Disclosure Schedule, there are no payment defaults as to any Loan.
(o)   Except as set forth on Schedule 3.24(o) of the Company Disclosure Schedule, no loan made by the Company or any Subsidiary is subject to a repurchase, make-whole, indemnification or other recourse request or demand from any Person that purchased or acquired such loan, and no facts or circumstances exist that would reasonably be expected to give rise to any repurchase, make-whole, indemnification or other recourse request of demand.
(p)   Neither the borrower nor any guarantor of any Loan is in bankruptcy except as set forth on Schedule 3.24(p) of the Company Disclosure Schedule.
(q)   For each Loan, there is no default, breach, violation or event of acceleration existing under, as applicable, the mortgage, security instrument, loan agreement or note and no event that, with the passage of time or with notice and the expiration of any grace or cure period, would constitute or reasonably be expected to result in a default, breach, violation or event of acceleration, and the Company and any of its Subsidiaries has not waived any default, breach, violation or event of acceleration, all except as provided in the immediately following sentence. None of the rights or remedies under the documentation related to the Loan has been amended, modified, waived, subordinated or otherwise altered by the Company or any of its Subsidiaries, except as evidenced by a written instrument which is a part of the related Loan file and recorded as necessary to establish or enforce all related rights.
(r)   Except as set forth on Schedule 3.24(r) of the Company Disclosure Schedule, none of the Loans are serviced by third parties, and there are no obligations, agreements or understandings that could result in any Loan becoming subject to any such third party-servicing.
3.25   Deposits.
(a)   The deposits of the Company Bank have been solicited, originated and administered by the Company Bank in accordance with the terms of their governing documents in effect from time to time and with applicable law in all material respects.
(b)   Each of the agreements relating to the deposits of the Company Bank is valid, binding, and enforceable upon its respective parties in accordance with its terms except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, or other similar laws affecting creditors’

rights, and by the exercise of judicial discretion in accordance with general principles applicable to equitable and similar remedies.
(c)   The Company Bank has complied with applicable law in all material respects relating to overdrafts, overdraft protection and payment for overdrafts.
(d)   Any debit cards issued by the Company Bank with respect to the deposits of the Company Bank have been issued and administered in accordance with applicable law in all material respects, including the Electronic Fund Transfer Act of 1978, as amended, and Regulation E of Consumer Financial Protection Bureau.
3.26   Investment Securities.   Each of the Company and its Subsidiaries has good title to all securities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Liens, except to the extent such securities are pledged in the ordinary course of business to secure obligations of the Company or its Subsidiaries. Such securities are valued on the books of the Company in accordance with GAAP. The Company and its Subsidiaries and their respective businesses employ investment, securities, risk management and other policies, practices and procedures which the Company believes are prudent and reasonable in the context of such businesses. The Company and its Subsidiaries are permitted to own any investment securities owned by it in accordance with applicable law.
3.27   Investment Management and Related Activities.   None of the Company, any of its Subsidiaries or the Company’s or its Subsidiaries’ directors, officers or employees is required to be registered, licensed or authorized under the laws or regulations issued by any Governmental Authority as an investment adviser, a broker or dealer, an insurance agency or company, a commodity trading adviser, a commodity pool operator, a futures commission merchant, an introducing broker, a registered representative or associated person, investment adviser, representative or solicitor, a counseling officer, an insurance agent, a sales person or in any similar capacity (excluding mortgage loan originators) with a Governmental Authority. Neither the Company nor any of its Subsidiaries engages in any trust business, nor administers or maintains accounts for which it acts as fiduciary (other than individual retirement accounts that are invested in deposits of Company Bank and over which neither the Company nor any of its Subsidiaries has investment discretion), including accounts for which it serves as trustee, custodian, agent, personal representative, guardian or conservator.
3.28   Derivative Transactions.   All Derivative Transactions (as defined below) entered into by the Company or any of its Subsidiaries were entered into in accordance with applicable rules, regulations and policies of any Governmental Authority, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and its Subsidiaries, and, to the Company’s Knowledge, were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions. The Company and its Subsidiaries have duly performed all of their obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the Knowledge of the Company, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder. The Company and its Subsidiaries have adopted policies and procedures consistent with the publications of Governmental Authorities with respect to their derivatives program. For purposes of this Section 3.28, “Derivative Transactions” shall mean any swap transaction, option, warrant, forward purchase or forward sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, credit-related events or conditions or any indexes, or any other similar transaction or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.
3.29   Repurchase Agreements.   With respect to all agreements pursuant to which the Company or any of its Subsidiaries has purchased securities subject to an agreement to resell, if any, the Company or any of its Subsidiaries, as the case may be, has a valid, perfected first lien or security interest in the government securities or other collateral securing the repurchase agreement, and, as of the date hereof, the value of such collateral equals or exceeds the amount of the debt secured thereby.

3.30   Deposit Insurance.   The deposits of the Company Bank are insured by the FDIC in accordance with the Federal Deposit Insurance Act (“FDIA”) to the fullest extent permitted by law, and the Company Bank has paid all premiums and assessments and filed all reports required by the FDIA. No proceedings for the revocation or termination of such deposit insurance are pending or, to the Knowledge of the Company, threatened.
3.31   CRA, Anti-money Laundering and Customer Information Security.
(a)   Neither the Company nor the Company Bank is a party to any agreement with any individual or group regarding matters related to the Community Reinvestment Act of 1977, as amended, and any equivalent applicable state laws (collectively, the “CRA”). The Company Bank is in compliance with all applicable requirements of the CRA.
(b)   The Company and each of its Subsidiaries, including the Company Bank, is in compliance, and in the past has complied with, all applicable laws relating to the prevention of money laundering of any Governmental Authority applicable to it or its property or in respect of its operations, including all applicable financial record-keeping, know-your-customer and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended from time to time, including by the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “USA PATRIOT Act” and all such applicable laws, the “Money Laundering Laws”). The Board of Directors of the Company Bank has adopted and the Company Bank has implemented a written anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective by any Governmental Authority and that meets the requirements of Sections 352 and 326 and all other applicable provisions of the USA PATRIOT Act and the regulations thereunder, including the requirement to perform customer due diligence on legal entity customers.
(c)   None of (i) the Company, (ii) any Subsidiary of the Company, (iii) any Person on whose behalf the Company or any Subsidiary of the Company is acting, or (iv) to the Company’s Knowledge, any Person who directly or indirectly beneficially owns securities issued by the Company or any Subsidiary of the Company, is (A) named on the most current list of “Specially Designated Nationals” published by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) or the most recent Consolidated Sanctions List published by OFAC, (B) otherwise a country, territory or Person that is the target of sanctions administered by OFAC or the U.S. Department of State, (C) a Person engaged, directly or indirectly, in any transactions or other activities with any country, territory or Person prohibited by OFAC, (D) a Person that resides or has a place of business in a country or territory named on such lists or which is designated as a Non-Cooperative Jurisdiction by the Financial Action Task Force on Money Laundering, (E) a “Foreign Shell Bank” within the meaning of the USA PATRIOT Act, (F) a Person that resides in, or is organized under the laws of, a jurisdiction designated by the Secretary of the Treasury under Section 311 or Section 312 of the USA PATRIOT Act as warranting special measures due to money laundering concerns, (G) a Person that is designated by the Secretary of the Treasury as warranting such special measures due to money laundering concerns, or (H) a Person that otherwise appears on any U.S.-government provided list of known or suspected terrorists or terrorist organizations. Neither the Company and nor any of its Subsidiaries, including the Company Bank, has engaged in transactions of any type with any party described in clauses (A) through (H) in the past and neither the Company nor any of its Subsidiaries, including the Company Bank, is currently engaging in such transactions. The Company and each of its Subsidiaries is currently in compliance, and has at all times complied, with any requirement to block and report to OFAC any property in its possession or control in which any person whose interest in property is blocked has an interest. The Company and its Subsidiaries, including the Company Bank, have in place and maintain internal policies and procedures that are reasonably designed to ensure the foregoing matters.
(d)   The Company has no Knowledge of, and none of the Company and its Subsidiaries has been advised of, or has any reason to believe (because of the Company Bank’s Home Mortgage Disclosure Act data for the year ended December 31, 2021, filed with the FDIC, or otherwise) that any facts or circumstances exist, which would cause the Company or any Subsidiary of the Company, including the Company Bank to be deemed not to be in compliance with the CRA, the Money Laundering Laws, any economic or trade sanctions programs administered by OFAC or the U.S. Department of State, or the Privacy Requirements. No action, suit or proceeding by or before any Governmental Authority or any arbitrator involving the Company or its Subsidiaries, including the Company Bank, with respect to the Money Laundering Laws, any economic or trade sanctions administered by OFAC or the U.S. Department of State or the Privacy Requirements is pending or, to the Knowledge of the Company, threatened.
3.32   Transactions with Affiliates.   Except as set forth on Schedule 3.32 of the Company Disclosure Schedule, there are no outstanding amounts payable to or receivable from, or advances by the Company or any of its Subsidiaries to, and neither the Company nor any of its Subsidiaries is otherwise a creditor or debtor to, any stockholder owning 5% or more of the outstanding Company Common Stock, director, employee or Affiliate of the Company or any of its Subsidiaries, other than as part of the normal and customary terms of such persons’ employment or service as a director with the Company or any of its Subsidiaries. Except as set forth on Schedule 3.32 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any transaction or agreement with any of its respective Affiliates, stockholders owning 5% or more of the outstanding Company Common Stock, directors or executive officers or any material transaction or agreement with any employee other than executive officers. All agreements between the Company and any of its Affiliates comply, to the extent applicable, with Regulation W of the FRB.
3.33   Brokers; Fairness Opinion.   No action has been taken by the Company or any of its Subsidiaries that would give rise to any valid claim against the Company or any of its Subsidiaries for a brokerage commission, finder’s fee or other like payment with respect to the transactions contemplated by this Agreement, except in connection with the engagement of Piper Sandler & Co. (the “Financial Advisor”) by the Company. The fee payable to the Financial Advisor in connection with the transactions contemplated by this Agreement is described in an engagement letter between the Company and the Financial Advisor, a complete and correct copy of which has been previously provided to Buyer. The Company has received the opinion of the Financial Advisor, to the effect that, as of the date hereof, the Merger Consideration to be received by the stockholders of the Company pursuant to the Merger is fair from a financial point of view to such stockholders, and such opinion has not been amended or rescinded, and remains in full force and effect. The Company shall provide to Buyer solely for informational purposes a copy of the executed opinion of the Financial Advisor as soon as practicable following the execution of this Agreement. The Company has been authorized by the Financial Advisor to permit the inclusion of such opinion in its entirety in the Proxy Statement/Prospectus.
3.34   Intended Tax Treatment.   Neither the Company nor any Subsidiary of the Company has taken or agreed to take any action or knows of the existence of any fact that is reasonably likely to prevent or impede (i) the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, (ii) Buyer’s counsel from delivering the opinion described in Section 7.2(b), or (iii) the Company’s counsel from delivering the opinion described in Section 7.3(b).
ARTICLE IV — REPRESENTATIONS AND WARRANTIES OF BUYER
4.1   Making of Representations and Warranties.
(a)   As a material inducement to the Company to enter into this Agreement and to consummate the transactions contemplated hereby, Buyer hereby makes to the Company the representations and warranties contained in this Article IV, subject to the standards established by Section 9.1.
(b)   On or prior to the date hereof, Buyer has delivered to the Company a schedule (the “Buyer Disclosure Schedule”) listing, among other things, items the disclosure of which is necessary or appropriate in relation to any or all of its representations and warranties contained in this Article IV; provided, however, (i) that no such item is required to be set forth on the Buyer Disclosure Schedule as an exception to a representation or warranty if its absence is not reasonably likely to result in the related representation or warranty being untrue or incorrect under the standards established by Section 9.1 and (ii) the mere inclusion of an item in the Buyer Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Buyer that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to result in a Buyer Material Adverse Effect. Any disclosure made in the Buyer Disclosure Schedule with respect to a section of Article IV shall be deemed to qualify any other section of Article IV specifically referenced or cross-referenced or that contains sufficient detail to enable a reasonable Person to recognize the relevance of such disclosure to such other sections. All of the equity securities of each such Subsidiary held by Buyer, directly or indirectly, are validly issued, fully paid and nonassessable, not subject to preemptive or similar rights. Each of Buyer’s Subsidiaries has been duly organized and qualified under the laws of the jurisdiction of its organization and is duly qualified to do business and in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified. Each of Buyer’s Subsidiaries is engaged solely in activities that are permissible for a subsidiary of a bank holding company and, if a Subsidiary of a Buyer Bank, is engaged solely in activities that are permissible for the Buyer Banks, at locations where the Buyer Banks may engage in such activities and subject to the same requirements as would apply to such activities if conducted by the Buyer Banks.
4.2   Organization, Standing and Authority.   Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Buyer is a duly registered bank holding company under the BHCA and the regulations of the FRB promulgated thereunder. Buyer is duly qualified to do business and is in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified. Each of Buyer’s Subsidiaries has been duly organized and qualified under the laws of the jurisdiction of its organization and is duly qualified to do business and in good standing in the jurisdiction where its ownership or leasing of property or the conduct of its business requires such Subsidiary to be so qualified. Buyer owns, directly or indirectly, all of the issued and outstanding equity securities of each of its Subsidiaries.
4.3   Capitalization.   As of the date hereof, the authorized capital stock of Buyer consists of 200,000,000 shares of Buyer Common Stock and 50,000,000 shares of preferred stock, par value $0.01 per share (“Buyer Preferred Stock”). As of May 20, 2022, there were 85,177,172 shares of Buyer Common Stock of which 500,098 shares of Buyer Common Stock were granted in respect of outstanding Buyer restricted stock awards and 7,860,130 shares were held, directly or indirectly, by Buyer as treasury stock. There were no issued and outstanding shares of Buyer Preferred Stock. The outstanding shares of Buyer’s capital stock are validly issued, fully paid and nonassessable with no personal liability attaching to the ownership thereof, and subject to no preemptive rights or similar rights (and were not issued in violation of any preemptive or similar rights). The shares of Buyer Common Stock to be issued in the Merger have been duly and validly reserved for issuance, and when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and free of any preemptive or similar rights. Except as set forth on Schedule 4.3 of the Buyer Disclosure Schedule, as of the date hereof, there are no additional shares of Buyer’s capital stock authorized or reserved for issuance, Buyer does not have any securities (including units of beneficial ownership interest in any partnership or limited liability company) convertible into or exchangeable for any additional shares of stock, any stock appreciation rights, or any other rights to subscribe for or acquire shares of its capital stock issued and outstanding, and Buyer does not have, and is not bound by, any commitment to authorize, issue or sell any such shares or other rights.
4.4   Corporate Power.   Each of Buyer and its Subsidiaries has the corporate power and authority to carry on its business as it is now being conducted and to own all of its properties and assets; and Buyer has the corporate power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and to consummate the transactions contemplated hereby.
4.5   Corporate Authority.
(a)   Buyer has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The Board of Directors of Buyer (the “Buyer Board”) has adopted resolutions (i) determining that the terms of this Agreement and the transactions contemplated hereby are advisable and in the best interests of Buyer and its stockholders and (ii) approving this Agreement and the transactions contemplated hereby, including, but not limited to, the issuance of shares of Buyer Common Stock (the “Buyer Share Issuance”). As of the date of this Agreement, such resolutions have not been amended or withdrawn. The Merger and this Agreement do not require the approval of Buyer’s stockholders.

(b)   No corporate proceedings on the part of Buyer are necessary to authorize, adopt, or approve, as applicable, this Agreement or to consummate the transactions contemplated hereby (except for the filing of the appropriate merger documents as required by the MGCL and the DGCL). Buyer has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company, this Agreement is a legal, valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms except, in each case, as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general principles of equity.
4.6   Non-Contravention.
(a)   Subject to the receipt of the Regulatory Approvals, and the required filings under federal and state securities laws and applicable stock exchange rules, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby (including, without limitation, the Merger) by Buyer do not and will not (i) constitute a breach or violation of, or a default under, result in a right of termination, or the acceleration of any right or obligation under, any law, rule or regulation or any judgment, decree, order, permit, license, credit agreement, indenture, loan, note, bond, mortgage, reciprocal easement agreement, lease, instrument, concession, franchise or other agreement of Buyer or of any of its Subsidiaries or to which Buyer or any of its Subsidiaries, properties or assets is subject or bound, (ii) constitute a breach or violation of, or a default under, Buyer’s Certificate of Incorporation or Bylaws, or (iii) require the consent or approval of any third party or Governmental Authority under any such law, rule, regulation, judgment, decree, order, permit, license, credit agreement, indenture, loan, note, bond, mortgage, reciprocal easement agreement, lease, instrument, concession, franchise or other agreement.
(b)   As of the date hereof, Buyer has no Knowledge of any reasons relating to Buyer or the Buyer Banks (including, without limitation, compliance with the Community Reinvestment Act or the USA PATRIOT Act) why (i) all of the Regulatory Approvals would not be procured from the applicable Governmental Authorities having jurisdiction over the transactions contemplated by this Agreement or (ii) why any Burdensome Condition would be imposed.
4.7   Corporate Records; Certificate of Incorporation; Bylaws.   Buyer has made available to the Company a complete and correct copy of its Certificate of Incorporation and Bylaws, each as amended to date, of Buyer. Buyer is not in violation of any of the terms of its Certificate of Incorporation or Bylaws. The minute books of Buyer (whether written or electronic) contain complete and accurate records of all meetings held by, and complete and accurate records of all other corporate actions of, its stockholders and boards of directors (including committees of its board of directors).
4.8   Compliance with Laws.   Each of Buyer and its Subsidiaries, except as publicly disclosed or set forth in Schedule 4.8 of the Buyer Disclosure Schedule:
(a)   since January 1, 2019, has been and is in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting their businesses, including, without limitation, all Finance Laws;
(b)   has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, authorizations, orders and approvals are in full force and effect and, to the Knowledge of Buyer, no suspension or cancellation of any of them is threatened;
(c)   has received, since January 1, 2019, no notification or communication from any Governmental Authority (i) asserting that Buyer or any of its Subsidiaries is not in compliance with any of the statutes, regulations, or ordinances which such Governmental Authority enforces, (ii) threatening to revoke any license, franchise, permit, or governmental authorization, (iii) threatening or contemplating revocation or limitation of, or which would have the effect of revoking or limiting, federal deposit insurance or (iv) failing to approve any proposed acquisition, or stating its intention not to approve acquisitions, proposed to be effected by Buyer within a certain time period or indefinitely (nor, to the Knowledge of Buyer, do any grounds for any of the foregoing exist); and

(d)   has conducted any finance activities (including, without limitation, mortgage banking and mortgage lending activities and consumer finance activities) in compliance with all Finance Laws, and with all applicable collection practices in seeking payment under any loan or credit extension of such entity. In addition, there is no pending or, to the Knowledge of Buyer, threatened charge by any Governmental Authority that any of Buyer and its Subsidiaries has violated, nor any pending or, to the Knowledge of Buyer, threatened investigation by any Governmental Authority with respect to possible violations of, any applicable Finance Laws.
4.9   Litigation; Regulatory Action.
(a)   Except as set forth in Schedule 4.9 of the Buyer Disclosure Schedule, no material litigation, claim, suit, investigation or other proceeding before any court, governmental agency or arbitrator is pending against Buyer or any of its Subsidiaries, and, to the Knowledge of Buyer, (i) no litigation, claim, suit, investigation or other proceeding has been threatened and (ii) there are no facts which would reasonably be expected to give rise to such litigation, claim, suit, investigation or other proceeding. Except as publicly disclosed, neither Buyer nor any of its Subsidiaries has been subject to any order or directive by, or been ordered to pay any civil money penalty by, or has been since January 1, 2019, a recipient of any supervisory letter from, or since January 1, 2019, has adopted any board resolutions at the request of, any Governmental Authority that currently regulates in any material respect the conduct of its business or that in any manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business, other than those of general application that apply to similarly-situated banks or financial holding companies or their subsidiaries.
(b)   Neither Buyer nor any of its Subsidiaries nor any of their respective properties is a party to or is subject to any assistance agreement, board resolution, order, decree, supervisory agreement, memorandum of understanding, condition or similar arrangement with, or a commitment letter or similar submission to, any Governmental Authority charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits or the supervision or regulation of Buyer or any of its Subsidiaries.
(c)   Neither Buyer nor any of its Subsidiaries, has been advised by a Governmental Authority that it will issue, or has Knowledge of any facts which would reasonably be expected to give rise to the issuance by any Governmental Authority or has Knowledge that such Governmental Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, board resolution, memorandum of understanding, supervisory letter, commitment letter, condition or similar submission.
4.10   SEC Documents; Financial Reports; and Regulatory Reports.
(a)   Buyer’s Annual Report on Form 10-K, as amended through the date hereof, for the fiscal year ended December 31, 2021 (the “Buyer Form 10-K”), and all other reports, registration statements, definitive proxy statements or information statements required to be filed or furnished by Buyer or any of its Subsidiaries subsequent to January 1, 2017 under the Securities Act, or under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act (collectively, the “Buyer SEC Documents”), with the SEC, and all of the Buyer SEC Documents filed with the SEC after the date hereof, in the form filed or to be filed, (i) complied or will comply as to form in all material respects with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (ii) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading; and each of the balance sheets contained in or incorporated by reference into any such Buyer SEC Document (including the related notes and schedules thereto) fairly presents and will fairly present the financial position of the entity or entities to which such balance sheet relates as of its date, and each of the statements of income and changes in stockholders’ equity and cash flows or equivalent statements in such Buyer SEC Documents (including any related notes and schedules thereto) fairly presents and will fairly present the results of operations, changes in stockholders’ equity and changes in cash flows, as the case may be, of the entity or entities to which such statement relates for the periods to which it relates, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein, subject to normal year-end audit adjustments in the case of unaudited financial statements. Except for those liabilities that are fully reflected or reserved against in the most recent audited consolidated balance sheet of Buyer and its Subsidiaries contained in the Buyer Form 10-K and, except for liabilities reflected in Buyer SEC Documents filed prior to the date hereof or incurred in the ordinary course of business consistent with past practices or in connection with this Agreement, since December 31, 2020, neither Buyer nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth on its consolidated balance sheet or in the notes thereto.
(b)   Buyer and each of its Subsidiaries, officers and directors are in compliance with, and have complied, with (1) the applicable provisions of Sarbanes-Oxley and the related rules and regulations promulgated under such act and the Exchange Act and (2) the applicable listing and corporate governance rules and regulations of Nasdaq. Buyer (i) has established and maintained disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act, and (ii) has disclosed based on its most recent evaluations, to its outside auditors and the audit committee of the Buyer Board (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a- 15(f) of the Exchange Act) which are reasonably likely to adversely affect Buyer’s ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Buyer’s internal control over financial reporting.
(c)   Since January 1, 2019, Buyer and its Subsidiaries have duly filed with the FRB, the FDIC, the Massachusetts Division of Banks, the Rhode Island Department of Business Regulation, and any other applicable Governmental Authority, in correct form the reports required to be filed under applicable laws and regulations and such reports were complete and accurate and in compliance with the requirements of applicable laws and regulations.
4.11   Absence of Certain Changes or Events.   Except as disclosed in the Buyer SEC Documents (other than risk factors and other forward-looking information) filed or furnished prior to the date hereof, or as otherwise expressly permitted or expressly contemplated by this Agreement, since December 31, 2021, there has been no change or development in the business, operations, assets, liabilities, condition (financial or otherwise), results of operations, cash flows or properties of Buyer or any of its Subsidiaries which has had, or would reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.
4.12   Employee Benefit Plans.
(a)   Schedule 4.12 of the Buyer Disclosure Schedule sets forth a list of every material Employee Program currently maintained by Buyer or any of its ERISA Affiliates, or with respect to which Buyer or any of its ERISA Affiliates has or may have any liability (including by reason of being or having been an ERISA Affiliate with any other Person) (the “Buyer Employee Programs”).
(b)   Each Buyer Employee Program that is intended to qualify under Section 401(a) or 501(c)(9) of the Code is so qualified and has received a favorable determination or approval letter from the IRS with respect to such qualification, or may rely on an opinion letter issued by the IRS with respect to a prototype plan adopted in accordance with the requirements for such reliance, or has time remaining for application to the IRS for a determination of the qualified status of such Buyer Employee Program for any period for which such Buyer Employee Program would not otherwise be covered by an IRS determination and, to the Knowledge of Buyer, no event or omission has occurred that would cause any Company Employee Program to lose such qualification or require corrective action under the IRS Employee Plans Compliance Resolution System.
(c)   Each Buyer Employee Program is, and has been established, operated, and administered in all material respects in compliance with its terms and with applicable laws and regulations, including without limitation ERISA, the Code, and the Affordable Care Act. No Buyer Employee Program is, or within the past six years has been, the subject of an application or filing under a government sponsored amnesty, voluntary compliance, or similar program, or been the subject of any self-correction under any such program. No litigation or governmental administrative proceeding, audit or other proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of Buyer, threatened with respect to any Buyer Employee Program or any fiduciary or service provider thereof, and, to the Knowledge of Buyer, there is no reasonable basis for any such litigation or proceeding. All payments and/or contributions required to have been made with respect to all Buyer Employee Programs either have been timely made or have been accrued in accordance with the terms of the applicable Buyer Employee Program and applicable law.
(d)   Neither Buyer nor any of its ERISA Affiliates has ever maintained, contributed to, or been required to contribute to or had any liability (whether contingent or otherwise) or obligation with respect to: (i) any employee benefit plan that is or was subject to Title IV of ERISA, Section 412 of the Code, or Section 302 of ERISA, (ii) a Multiemployer Plan, (iii) any funded welfare benefit plan within the meaning of Section 419 of the Code, (iv) any “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code), or (v) any “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA), and neither the Company nor any of its ERISA Affiliates has ever incurred any liability under Title IV of ERISA that has not been paid in full.
(e)   Except as set forth on Schedule 4.12(e) of the Buyer Disclosure Schedule, neither Buyer nor any of its ERISA Affiliates provides or has any obligation to provide health care or any other non-pension benefits to any employees after their employment is terminated (other than as required by Part 6 of Subtitle B of Title I of ERISA or similar state law or for a limited time following the termination of employment not in excess of two years) and Buyer has never promised to provide such post-termination benefits.
(f)   Each Buyer Employee Program that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder. No payment to be made under any Buyer Employee Program is, or to the Knowledge of Buyer, will be, subject to the penalties of Section 409A(a)(1) of the Code.
(g)   No Buyer Employee Program is subject to the laws of any jurisdiction outside the United States.
(h)   No Buyer Employee Program provides for any tax “gross-up” or similar “make-whole” payments.
4.13   Regulatory Capitalization.   Buyer and the Buyer Banks are, and immediately after the Effective Time will be, “well capitalized,” as such term is defined in the rules and regulations promulgated by the FRB.
4.14   CRA, Anti-money Laundering and Customer Information Security.
(a)   Neither Buyer nor any of its Subsidiaries is a party to any agreement with any individual or group regarding the CRA. Each Buyer Bank is in compliance with all applicable requirements of the CRA.
(b)   Buyer and each of its Subsidiaries, including each of the Buyer Banks, is in compliance, and in the past has complied with, all applicable laws relating to the prevention of money laundering of any Governmental Authority applicable to it or its property or in respect of its operations, including all applicable financial record-keeping, know-your-customer and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended from time to time, including by the USA PATRIOT Act, and the Money Laundering Laws. The Board of Directors of each Buyer Bank has adopted and each Buyer Bank has implemented a written anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective by any Governmental Authority and that meets the requirements of Sections 352 and 326 and all other applicable provisions of the USA PATRIOT Act and the regulations thereunder, including the requirements to perform customer due diligence on legal entity customers.
(c)   None of (i) Buyer, (ii) any Subsidiary of Buyer, (iii) any Person on whose behalf Buyer or any Subsidiary of Buyer is acting, or (iv) to Buyer’s Knowledge, any Person who directly or indirectly beneficially owns securities issued by Buyer or any Subsidiary of Buyer, is (A) named on the most current list of “Specially Designated Nationals” published by OFAC or the most recent Consolidated Sanctions List published by OFAC, (B) otherwise a country, territory or Person that is the target of sanctions administered by OFAC or the U.S. Department of State, (C) a Person engaged, directly or indirectly, in any transactions or other activities with any country, territory or Person prohibited by OFAC, (D) a Person that resides or has a place of business in a country or territory named on such lists or which is designated as a Non-Cooperative Jurisdiction by the Financial Action Task Force on Money Laundering, (E) a “Foreign Shell Bank” within the meaning of the USA PATRIOT Act, (F) a Person that resides in, or is organized under the laws of, a jurisdiction designated by the Secretary of the Treasury under Section 311 or Section 312 of the USA PATRIOT Act as warranting special measures due to money laundering concerns, (G) a Person that is designated by the Secretary of the Treasury as warranting such special measures due to money laundering concerns, or (H) a Person that otherwise appears on any U.S.-government provided list of known or suspected terrorists or terrorist organizations. Neither Buyer and nor any of its Subsidiaries, including each Buyer Bank, has engaged in transactions of any type with any party described in clauses (A) through (H) in the past and neither Buyer nor any of its Subsidiaries, including each of the Buyer Banks, is currently engaging in such transactions. Buyer and each of its Subsidiaries is currently in compliance, and has at all times complied, with any requirement to block and report to OFAC any property in its possession or control in which any person whose interest in property is blocked has an interest. Buyer and its subsidiaries, including the Buyer Banks, have in place and maintain internal policies and procedures that are reasonably designed to ensure the foregoing.
(d)   Buyer is in compliance with the Privacy Requirements. The Board of Directors of each Buyer Bank has adopted and each Buyer Bank has implemented a written information security program that meets the requirements of applicable law.
(e)   Buyer has no Knowledge of, and none of Buyer and its Subsidiaries has been advised of, or has any reason to believe (because of each Buyer Bank’s Home Mortgage Disclosure Act data for the year ended December 31, 2017, filed with the FDIC, or otherwise) that any facts or circumstances exist, which would cause Buyer or any Subsidiary of Buyer, including each Buyer Bank to be deemed not to be in compliance with the CRA, the Money Laundering Laws, any economic or trade sanctions programs administered by OFAC or the U.S. Department of State, or the Privacy Requirements. No action, suit or proceeding by or before any Governmental Authority or any arbitrator involving Buyer or its Subsidiaries, including each of the Buyer Banks, with respect to the Money Laundering Laws, any economic or trade sanctions administered by OFAC or the U.S. Department of State or the Privacy Requirements is pending or, to the knowledge of Buyer, threatened.
4.15   Taxes and Tax Returns.
(a)   Each of Buyer and its Subsidiaries has (i) timely filed (or there has been timely filed on its behalf) with the appropriate Governmental Authorities all Tax Returns required to be filed by it (giving effect to all extensions) and such Tax Returns are true, correct and complete in all material respects; and (ii) timely paid in full (or there has been timely paid in full on its behalf) all Taxes required to have been paid by it.
(b)   As of the date of this Agreement, no federal, state, local or foreign audits or other administrative proceedings or court proceedings are presently pending with regard to any Taxes or Tax Returns of Buyer or any of its Subsidiaries, and none of Buyer or its Subsidiaries has received notice of any pending or proposed claims, audits or proceedings with respect to Taxes.
(c)   No claim has ever been made by any Governmental Authority in a jurisdiction where Buyer or any of its Subsidiaries does not file Tax Returns that any such entity is, or may be, subject to taxation by that jurisdiction.
(d)   None of Buyer or any of its Subsidiaries has received any notice of deficiency or assessment from any Governmental Authority for any amount of Tax that has not been fully settled or satisfied, and to the Knowledge of Buyer, no such deficiency or assessment is proposed.

(e)   As of the date hereof, Buyer is aware of no reason why the Merger would fail to qualify as a “reorganization” under Section 368(a) of the Code
4.16   Labor Matters.
(a)   Buyer and its Subsidiaries are in compliance with all federal, state and local laws respecting employment and employment practices, terms and conditions of employment.
(b)   Neither Buyer nor any of its Subsidiaries is a party to, or bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is Buyer or any of its Subsidiaries the subject of a proceeding asserting that Buyer or any of its Subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel Buyer or any of its Subsidiaries to bargain with any labor organization as to wages and conditions of employment. No work stoppage involving Buyer or any of its Subsidiaries is pending, or to the Knowledge of Buyer, threatened. To the Knowledge of Buyer, no labor union is attempting to organize employees of Buyer or any of its Subsidiaries.
4.17   Insurance.   Buyer and each of its Subsidiaries is insured, and during each of the past three calendar years has been insured, for reasonable amounts with financially sound and reputable insurance companies against such risks as companies engaged in a similar business would, in accordance with good business practice customarily be insured, and has maintained all insurance required by applicable laws and regulations.
4.18   Environmental Matters.
(a)   There is no suit, claim, action or proceeding pending or, to the Knowledge of Buyer, threatened, before any Governmental Authority or other forum in which Buyer or any of its Subsidiaries has been or, with respect to threatened proceedings, may be, named as a defendant, responsible party or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release or presence of any Hazardous Material or Oil at, in, to, on, from or affecting a property loaned, leased or owned by Buyer or any its Subsidiaries, a Loan Property, or any property previously owned, operated or leased by Buyer or any of its Subsidiaries.
(b)   Neither Buyer nor any of its Subsidiaries, nor to the Knowledge of Buyer, any Loan Property, has received or been named in any written notice regarding a matter on which a suit, claim, action or proceeding as described in subsection (a) of this Section 4.18 could reasonably be based. No facts or circumstances have come to Buyer’s attention which would reasonably cause it to believe that a suit, claim, action or proceeding as described in subsection (a) of this Section 4.18 would reasonably be expected to occur.
4.19   Privacy and Protection of Personal Information.
(a)   Each of Buyer and its Subsidiaries has at all times complied with the Privacy Requirements. Buyer and its Subsidiaries have a privacy policy that incorporates all disclosures to data subjects required by applicable Privacy Laws and none of the disclosures made or contained in such privacy policy has been materially inaccurate, misleading or deceptive or in violation of applicable Privacy Laws.
(b)   Buyer has adopted a written information security program approved by the Board of Directors of Buyer. Such information security program meets the requirements of the Information Security Requirements and includes (A) security measures in place to protect all Personal Information under its control and/or in its possession and to protect such Personal Information from unauthorized access or use by any parties and (B) Buyer’s hardware, software, encryption, systems, policies and procedures are sufficient to protect the privacy, security, confidentiality of all Personal Information in accordance with the Privacy Requirements and the Information Security Requirements. Buyer has implemented reasonable procedures to detect data security incidents and implemented and monitored compliance with such measures with respect to technical and physical security to protect Personal Information against loss and against unauthorized access, use, modification, disclosure or other misuse.
(c)   Buyer has: (i) conducted and conducts Information Security Reviews; (ii) corrected any critical exceptions or vulnerabilities identified in such Information Security Reviews; (iii) made available to Buyer true and accurate copies of all Information Security Reviews; and (iv) installed software security patches and other fixes to identified technical information security vulnerabilities. Buyer provides its employees with regular training on privacy and data security matters to the extent required by applicable Privacy Laws. In connection with each third-party servicing, outsourcing, processing, or otherwise using Personal Information collected, held, or controlled by or on behalf of Buyer, to the extent required under applicable Privacy Laws, Buyer has entered into written data processing agreements with any such third party in accordance with the requirements of applicable Privacy Laws.
(d)   Since January 1, 2017, there have been no material data security incidents, personal data breaches or other adverse events or incidents involving unauthorized use and access to Personal Information in the custody and control of Buyer or any of its Subsidiaries or any service provider acting on behalf of Buyer or any of its Subsidiaries, and no unresolved breach or violation of the information security systems of Buyer or any of its Subsidiaries has occurred or is known or suspected, and there has been no unauthorized or illegal use of or access to any Personal Information. Buyer has a data breach response plan in place and tests this plan on a no less than an annual basis.
(e)   The consummation of any of the transactions contemplated hereby will not violate any applicable Privacy Laws or the privacy policies of Buyer.
(f)   In the three years prior to the date of this Agreement, there have not been any actions related to violations of applicable Privacy Laws, and to Knowledge of Buyer, there are no facts or circumstances which could reasonably serve as the basis for any such allegations or claims, and neither Buyer nor any of its Subsidiaries has received any correspondence relating to, or written notice of any proceedings, claims, investigations or alleged violations of, applicable Privacy Laws with respect to Personal Information from any person or Governmental Authority, and there is no such ongoing proceeding, claim, investigation or allegation.
4.20   Loans.
(a)   Other than exceptions approved in accordance with applicable policies in the ordinary course of business, each loan agreement, note or borrowing arrangement, including, without limitation, mortgage loans, home equity loans, and lines of credit, personal loans, business loans, portions of outstanding lines of credit, credit card accounts, and loan commitments, on Buyer’s or its applicable Subsidiary’s books and records (collectively, “Buyer Loans”), was underwritten and originated or purchased by Buyer or its applicable Subsidiary (i) in the ordinary course of business and consistent with Buyer’s or its applicable Subsidiary’s policies and procedures for loan origination or purchase in place at the time such Buyer Loan was made purchased and (ii) in accordance with applicable law, including without limitation, laws related to usury, truth-in-lending, real estate settlement procedures, consumer credit protection, predatory lending, abusive lending, and fair credit reporting.
(b)   Each Buyer Loan has been marketed, solicited, brokered, originated, made, maintained, serviced and administered in accordance with (i) applicable law in all material respects, including the Equal Credit Opportunity Act, Regulation B of the Consumer Financial Protection Bureau and the Fair Housing Act; and (ii) the Buyer Loan documents governing each Buyer Loan.
(c)   The allowance for Buyer Loan losses reflected in the Buyer Balance Sheets, as of their respective dates, is adequate under GAAP and all regulatory requirements applicable to financial institutions.
4.21   Brokers.   Buyer has received the opinion of Performance Trust Capital Partners LLC (the “Buyer Financial Advisor”), to the effect that, as of the date hereof, the Merger Consideration to be paid by Buyer is fair from a financial point of view to Buyer, and such opinion has not been amended or rescinded, and remains in full force and effect. Buyer shall provide to the Company solely for informational purposes a copy of the executed opinion of Buyer Financial Advisor as soon as practicable following the execution of this Agreement.

ARTICLE V — COVENANTS RELATING TO CONDUCT OF BUSINESS
5.1   Company Forbearances.   From the date hereof until the Effective Time, except as set forth on the Company Disclosure Schedule or as expressly contemplated by this Agreement, without the prior written consent of Buyer, the Company will not, and will cause each of its Subsidiaries not to:
(a)   Ordinary Course.   Conduct its business other than in the ordinary and usual course consistent with past practice, or fail to use reasonable best efforts to preserve intact its business organizations and assets and maintain its rights, franchises and existing relations with customers, suppliers, employees and business associates, or take any action that would reasonably be expected to (i) adversely affect the ability of any party to obtain any necessary approval of the Company’s stockholders or any Governmental Authority required for the transactions contemplated hereby (including, without limitation, the Regulatory Approvals) or (ii) adversely affect the Company’s ability to perform any of its material obligations under this Agreement.
(b)   Stock.   (i) Other than pursuant to stock options or other stock-based awards outstanding as of the date hereof and listed on the Company Disclosure Schedule, issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of stock, any securities (including units of beneficial ownership interest in any partnership or limited liability company) convertible into or exchangeable for any additional shares of stock, any stock options or stock appreciation rights, or any other rights to subscribe for or acquire shares of stock, or take any action related to such issuance or sale (except for accepting shares of Company Common Stock as payment for the exercise price of Company Stock Options or for withholding Taxes incurred in connection with the exercise of Company Stock Options or the vesting or settlement of Company RSAs), (ii) enter into any agreement with respect to the foregoing, (iii) accelerate the vesting of any existing stock options, stock appreciation rights or other rights to subscribe for or acquire shares of stock, or (iv) change (or establish a record date for changing) the number of, or provide for the exchange of, shares of its stock, any securities (including units of beneficial ownership interest in any partnership or limited liability company) convertible into or exchangeable for any additional shares of stock, any stock appreciation rights, or any other rights to subscribe for or acquire shares of stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, reclassification, or similar transaction with respect to its outstanding stock or any other such securities.
(c)   Dividends, Etc.   (i) Make, declare or pay any dividend on or in respect of, or declare or make any distribution on, any shares of stock other than (x) dividends from wholly-owned Subsidiaries to the Company or any other wholly-owned Subsidiary of the Company, as applicable or (y) regular quarterly cash dividends on Company Common Stock no greater than the rate paid during the fiscal quarter immediately preceding the date hereof with record and payment dates consistent with past practice (subject to the last sentence of this clause (c)), or (ii) directly or indirectly combine, redeem, reclassify, purchase or otherwise acquire, any shares of its stock (other than with respect to shares withheld for tax purposes upon the vesting of restricted stock awards or performance restricted stock unit awards or tendered to pay withholding taxes or in payment of the exercise price of stock options). After the date hereof, the Company shall coordinate with Buyer regarding the declaration of any dividends in respect of the Company Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of the Company Common Stock shall not receive two dividends for any single calendar quarter with respect to their shares of Company Common Stock and any shares of Buyer Common Stock that such holders receive in exchange therefor in the Merger.
(d)   Compensation; Employment Agreements; Etc.   Enter into or amend any employment, severance, retention, change-in-control or similar agreements or arrangements with any of its directors, officers, employees or consultants, grant any salary or wage increase, increase any employee benefit, make any incentive or bonus payments, or provide any tax “gross-up” or similar “make-whole” payments, except for (i) increases in compensation in the ordinary course of business consistent with past practice, (ii) as may be required by law, (iii) to satisfy contractual obligations existing as of the date hereof and disclosed on Schedule 5.1(d) of the Company Disclosure Schedule, (iv) performance bonus payments for the fiscal year ended June 30, 2022 in the ordinary course of business consistent with past practice, such bonus payments not to exceed the aggregate amount set forth in Schedule 5.1(d) of the Company Disclosure Schedule, and (v) performance bonus payments for the fiscal year ending June 30, 2023 in an amount equal to the amount accrued for GAAP purposes and which will be paid at or prior to the Effective Time (and which will reflect a pro-rated fiscal year and which will be based on performance metrics that will be established for the fiscal year beginning July 1, 2022), such bonus payments not to exceed the aggregate amount set forth in Schedule 5.1(d) of the Company Disclosure Schedule.
(e)   Benefit Plans.   Except as may be required by (i) applicable law or (ii) to satisfy contractual obligations existing as of the date hereof and disclosed on Schedule 5.1(e) of the Company Disclosure Schedule, enter into, establish, adopt or amend any pension, retirement, stock option, equity award, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any director, officer or other employee of the Company or any of its Subsidiaries, including, without limitation, taking any action that accelerates the vesting or exercise of any benefits payable thereunder.
(f)   Company Employees.   Hire or, within 60 days of the date hereof, terminate, other than for cause or as required by law, the employment of any officer, or member of senior management, elect to any office any person who is not a member of the Company’s management team as of the date of this Agreement or elect to the Company Board any person who is not a member of the Company Board as of the date of this Agreement.
(g)   Dispositions.   Except as disclosed on Schedule 5.1(g) of the Company Disclosure Schedule, sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties except in the ordinary course of business consistent with past practice and in a transaction that, together with all other such transactions, is not material to the Company and its Subsidiaries taken as a whole.
(h)   Governing Documents.   Amend the Company’s or the Company Bank’s charters or bylaws (or equivalent documents).
(i)   Acquisitions.   Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) all or any portion of the assets, business, securities, deposits or properties of any other entity.
(j)   Capital Expenditures.   Except as set forth on Schedule 5.1(j) of the Company Disclosure Schedule, make any capital expenditures other than capital expenditures in the ordinary course of business consistent with past practice in amounts not exceeding $50,000 individually or $100,000 in the aggregate.
(k)   Contracts.   Enter into or terminate any Company Material Contract or amend or modify in any material respect any Company Material Contract or Lease, or waive any rights under any Company Material Contract or Lease.
(l)   Claims.   Enter into any settlement or similar agreement with respect to any action, suit, proceeding, order or investigation to which the Company or any of its Subsidiaries is a party, or waive or release any material rights or claims, or agree or consent to the issuance of any injunction, decree, order or judgment restricting or otherwise affecting its business or operations in any material respect.
(m)   Banking Operations.   Enter into any new material line of business; change its material lending, investment, underwriting, risk and asset liability management or other material banking and operating policies, except as required by applicable law, regulation or policies imposed by any Governmental Authority; introduce any material new products or services, any material marketing campaigns or any material new sales compensation or incentive programs or arrangements; or file any application or make any contract with respect to branching or site location or branching or site relocation.
(n)   Derivative Transactions.   Enter into any Derivative Transactions other than in the ordinary course of business consistent with past practice.

(o)   Indebtedness.   Incur, modify, extend or renegotiate any indebtedness for borrowed money (other than deposits, federal funds purchased, federal home loan bank advances, and securities sold under agreements to repurchase, in each case in the ordinary course of business consistent with past practice), prepay any indebtedness or other similar arrangements so as to cause the Company or any of its Subsidiaries to incur any prepayment penalty thereunder, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, other than in the ordinary course of business consistent with past practice.
(p)   Investment Securities.   Acquire (other than by way of foreclosures or acquisitions in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) (i) any debt security or equity investment of a type or in an amount that is not permissible for a national bank or (ii) any other debt security other than in the ordinary course of business consistent with past practice, or restructure or materially change its investment securities portfolio or its interest rate risk position, through purchases, sales or otherwise, or in the manner in which the portfolio is classified.
(q)   Loans.   (i) Make, increase or purchase any Loan (which for purposes of this Section 5.1(q) shall include both funded and unfunded commitments) if, as a result of such action, the total commitment to the borrower and the borrower’s Affiliates would equal or exceed $15,000,000, or (ii) renegotiate, renew, increase, extend, modify or purchase any existing Loan rated “special mention” or lower by the Company Bank in an amount equal to or greater than $2,000,000.
(r)   Investments in Real Estate.   Make any investment or commitment to invest in real estate or in any real estate development project (other than by way of foreclosure or acquisitions in a bona fide fiduciary capacity or in satisfaction of a debt previously contracted in good faith, in each case in the ordinary course of business consistent with past practice); or foreclose on or take a deed or title to any real estate other than single-family residential properties without first conducting a Phase I environmental assessment of the property that satisfies the requirements of the all appropriate inquiries standard of CERCLA, or foreclose or take a deed or title to any real estate if such environmental assessment indicates the presence of Hazardous Material.
(s)   Accounting Methods.   Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by changes in laws or regulations or by GAAP.
(t)   Tax Matters.   Make or change any Tax election, change an annual accounting period, adopt or change any accounting method, file any amended Tax Return, fail to timely file any Tax Return, enter into any closing agreement, settle or compromise any liability with respect to Taxes, agree to any adjustment of any Tax attribute, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax.
(u)   Loan Policies.   Change its loan policies or procedures in effect as of the date hereof, except as required by any Governmental Authority.
(v)   Adverse Actions.   (i) Knowingly take any action that would, or would be reasonably likely to, prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, or (ii) take any action that is intended or is reasonably likely to result in (x) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, (y) any of the conditions to the Merger set forth in Article VII not being satisfied, or (z) a material violation of any provision of this Agreement.
(w)   Insurance.   Fail to maintain in effect any insurance policy, in each case on substantially the same terms as currently in effect; and issue or renew any policy, binder, slip or other contract of insurance or assumed reinsurance except to the extent required by the prior clause or applicable law.
(x)   Reorganization.   Adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization.
(y)   Agreements.   Agree or commit to do anything prohibited by this Section 5.1.

5.2   Buyer Forbearances.   From the date hereof until the Effective Time, except as set forth on the Buyer Disclosure Schedule or as expressly contemplated by this Agreement, without the prior written consent of the Company, Buyer will not, and will cause each of its Subsidiaries not to (i) knowingly take any action that would, or would be reasonably likely to, prevent or impede the Merger and the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or (ii) take any action that is intended or is reasonably likely to result in any of the conditions to the Merger set forth in Article VII not being satisfied.
ARTICLE VI — ADDITIONAL AGREEMENTS
6.1   Company Stockholder Approval.
(a)   Following the execution of this Agreement, the Company shall take, in accordance with applicable law, applicable rules of Nasdaq and its Articles of Incorporation and Bylaws, all action necessary to convene a meeting of its stockholders as promptly as practicable (and in any event within 45 days following the time when the Registration Statement becomes effective, subject to extension with the consent of Buyer) to consider and vote upon the adoption and approval of this Agreement and the transactions contemplated hereby (including the Merger) and any other matter required to be approved by the stockholders of the Company in order to consummate the Merger and the transactions contemplated hereby (including any adjournment or postponement thereof, the “Company Meeting”).
(b)   Subject to Section 6.5 hereof, the Company shall ensure that the Company Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by the Company in connection with the Company Meeting are solicited in compliance with the MGCL, the Articles of Incorporation of the Company and the Bylaws of the Company, and all other applicable legal requirements. The Company shall keep Buyer updated with respect to the proxy solicitation results in connection with the Company Meeting as reasonably requested by Buyer and, if requested by Buyer, shall retain an outside proxy solicitation firm.
(c)   The Company shall adjourn or postpone the Company Meeting once and for no more than 30 days to a date mutually agreed with Buyer if (i) as of the date of the Company Meeting there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute the quorum necessary to conduct the business of the Company Meeting, (ii) as of the date of the Company Meeting, the Company has not received proxies representing a sufficient number of shares necessary for the approval of the Merger by the stockholders of the Company in accordance with the Company’s Articles of Incorporation and Bylaws and applicable law, or (iii) required by applicable law in order to ensure that any required supplement or amendment to the Proxy Statement/Prospectus is provided to the Company’s stockholders a reasonable amount of time prior to the Company Meeting. The Company shall not otherwise adjourn or postpone the Company Meeting without the prior consent of Buyer.
(d)   Subject to Section 6.5 hereof, (A) the Company Board shall recommend that the Company’s stockholders vote to approve the Merger and any other matters required to be approved by the Company’s stockholders for consummation of the Merger and the transactions contemplated hereby (the “Company Recommendation”), and (B) the Proxy Statement/Prospectus shall include the Company Recommendation.
6.2   Registration Statement.
(a)   As promptly as reasonably practicable following the date of this Agreement, and in any event within 45 days following the date of this Agreement, Buyer and the Company agree to cooperate in the preparation of a registration statement on Form S-4 (the “Registration Statement”) to be filed by Buyer with the SEC in connection with the issuance of Buyer Common Stock in the Merger (including the proxy statement and prospectus and other proxy solicitation materials of the Company relating to the Company Meeting and constituting a part thereof (the “Proxy Statement/Prospectus”) and all related documents). Each of Buyer and the Company agree to use its reasonable best efforts to cause the Registration Statement to be declared effective by the SEC as promptly as reasonably practicable after the filing thereof. The Company agrees to cooperate with Buyer and Buyer’s counsel and accountants in requesting and obtaining appropriate opinions, consents and letters from the Company’s independent registered public accounting firm and other representatives, as applicable, in connection with the Registration Statement and the Proxy Statement/Prospectus. After the Registration Statement is declared effective under the Securities Act, the Company, at its expense, shall promptly mail the Proxy Statement/Prospectus to the Company’s stockholders.
(b)   Each of Buyer and the Company agrees, upon request, to furnish the other party with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Registration Statement, the Proxy Statement/Prospectus or any filing, notice or application made by or on behalf of such other party or any of its Subsidiaries to any Governmental Authority in connection with the transactions contemplated hereby. Each of Buyer and the Company agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, will contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading, and (ii) the Proxy Statement/Prospectus and any amendment or supplement thereto, at the date of mailing by or on behalf of the Company to the Company’s stockholders and at the time of the Company Meeting, will contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Each of Buyer and the Company further agrees that if it shall become aware, prior to the Company Meeting, of any information that would cause any of the statements in the Proxy Statement/Prospectus to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, it shall promptly inform the other party thereof and shall take the necessary steps to correct the Proxy Statement/Prospectus.
(c)   Buyer will advise the Company, promptly after Buyer receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Buyer Common Stock for offering or sale in any jurisdiction, of the initiation of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.
6.3   Press Releases.   Buyer and the Company will consult with each other before issuing any press release with respect to this Agreement and the transactions contemplated hereby and will not issue any press release or written statement for general circulation relating to the transactions contemplated hereby or make any such public statements or other disclosure regarding this Agreement without the prior consent of the other party, which consent shall not be unreasonably withheld, delayed or conditioned; provided, however, that a party may, without the prior consent of the other party (but after consultation with the other party, to the extent practicable), issue such press release or public statements as may be required by applicable law or the rules and regulations of any stock exchange.
6.4   Access; Information.
(a)   Upon reasonable notice and subject to applicable laws relating to the exchange of information, the Company shall, and shall cause its Subsidiaries to, afford Buyer and its officers, employees, counsel, accountants, advisors and other authorized representatives (collectively, the “Buyer Representatives”), access, during normal business hours throughout the period prior to the Effective Time, to all of its properties, books, contracts, commitments and records (including, without limitation, work papers of independent auditors), and to its officers, employees, accountants, counsel or other representatives, and, during such period, it shall, and shall cause its Subsidiaries to, furnish promptly to Buyer and the Buyer Representatives (i) a copy of each material report, schedule and other document filed with any Governmental Authority (other than reports or documents that the Company or its Subsidiaries, as the case may be, are not permitted to disclose under applicable law), and (ii) all other information concerning the business, properties and personnel of the Company and its Subsidiaries as Buyer or the Buyer Representative may reasonably request. Neither the Company nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access jeopardizes the attorney-client privilege of the institution in possession or control of such information or contravenes any law, rule, regulation, order, judgment or decree, or relates to deliberations or other matters concerning the Company’s compliance with this Agreement. Consistent with the foregoing, the Company agrees to make appropriate substitute disclosure arrangements under the circumstances in which the restrictions of the preceding sentence apply.
(b)   During the period prior to the Effective Time, upon reasonable notice and subject to applicable laws relating to the exchange of information, Buyer shall cause the Buyer Representatives to meet with a Company Representative and discuss the general status of Buyer’s financial condition, operations and business and matters relating to the completion of the transactions contemplated hereby, and, during such period, it shall promptly notify the Company and the Company Representatives of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), which might adversely affect the ability of the parties to obtain the Regulatory Approvals or materially increase the period of time necessary to obtain such approvals, or the institution of material litigation involving Buyer or Buyer Bank, and Buyer shall be reasonably responsive to requests by the Company for information relating to Buyer’s representations, warranties and covenants set forth in this Agreement. Neither Buyer nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access jeopardizes the attorney client privilege of the institution in possession or control of such information or contravenes any law, rule, regulation, order, judgment or decree.
(c)   During the period prior to the Effective Time, subject to applicable laws relating to the exchange of information, the Company shall cause the Company Bank to provide the Buyer Representatives with (i) reasonable advance notice of a meeting of the Company Bank’s loan committee; (ii) the records of all approved Loans, whether approved by the Company Bank’s loan committee or not, on a weekly basis; and (iii) all reports and presentations prepared for the Company Bank’s management related to the Company Bank’s portfolio of Loans. Buyer Representatives shall have the right to attend any and all meetings of the Company Bank’s loan committee.
(d)   The Company and Buyer agree to hold all information and documents obtained pursuant to this Section 6.4 in confidence (as provided in, and subject to the provisions of, the Confidentiality Agreement, as if it were the party receiving the confidential information as described therein). No investigation by one party of the business and affairs of the other party shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to a party’s obligation to consummate the transactions contemplated by this Agreement.
6.5   No Solicitation.
(a)   The Company shall not and shall cause its Subsidiaries and the respective officers, directors, employees, investment bankers, financial advisors, attorneys, accountants, consultants, affiliates and other agents of the Company and its Subsidiaries (collectively, the “Company Representatives”) not to, directly or indirectly, (i) initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an Acquisition Proposal; (ii) participate in any discussions or negotiations regarding any Acquisition Proposal or furnish, or otherwise afford access, to any Person (other than Buyer) any information or data with respect to the Company or any of its Subsidiaries or otherwise relating to an Acquisition Proposal; (iii) release any Person from, waive any provisions of, or fail to enforce any confidentiality agreement or standstill agreement to which the Company is a party; or (iv) enter into any agreement, agreement in principle or letter of intent with respect to any Acquisition Proposal or approve or resolve to approve any Acquisition Proposal or any agreement, agreement in principle or letter of intent relating to an Acquisition Proposal. Any violation of the foregoing restrictions by any of the Company Representatives, whether or not such Company Representative is so authorized and whether or not such Company Representative is purporting to act on behalf of the Company or otherwise, shall be deemed to be a breach of this Agreement by the Company. The Company and its Subsidiaries shall, and shall cause each of the Company Representatives to, immediately cease and cause to be terminated any and all existing discussions, negotiations, and communications with any Persons with respect to any existing or potential Acquisition Proposal.

For purposes of this Agreement, “Acquisition Proposal” shall mean any inquiry, offer or proposal (other than an inquiry, offer or proposal from Buyer), whether or not in writing, contemplating, relating to, or that could reasonably be expected to lead to, an Acquisition Transaction. For purposes of this Agreement, “Acquisition Transaction” shall mean (A) any transaction or series of transactions involving any merger, consolidation, recapitalization, share exchange, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries; (B) any transaction pursuant to which any third party or group acquires or would acquire (whether through sale, lease or other disposition), directly or indirectly, any assets of the Company or any of its Subsidiaries representing, in the aggregate, 20% or more of the assets of the Company and its Subsidiaries on a consolidated basis; (C) any issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing 20% or more of the votes attached to the outstanding securities of the Company or any of its Subsidiaries; (D) any tender offer or exchange offer that, if consummated, would result in any third party or group beneficially owning 20% or more of any class of equity securities of the Company or any of its Subsidiaries; or (E) any transaction which is similar in form, substance or purpose to any of the foregoing transactions, or any combination of the foregoing.
(b)   Notwithstanding Section 6.5(a), prior to the date that the Company Stockholder Approval is obtained, the Company may take any of the actions described in clause (ii) of Section 6.5(a) only if (i) the Company has received a bona fide unsolicited written Acquisition Proposal that did not result from a breach of this Section 6.5; (ii) the Company Board determines in good faith, after consultation with and having considered the advice of its outside legal counsel and its independent financial advisor, that (A) such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal and (B) it is required to take such actions to comply with its fiduciary duties to the Company’s stockholders under applicable law; (iii) the Company has provided Buyer with at least three Business Days’ prior notice of such determination; and (iv) prior to furnishing or affording access to any information or data with respect to the Company or any of its Subsidiaries or otherwise relating to an Acquisition Proposal, the Company receives from such Person a confidentiality agreement with terms no less favorable to the Company than those contained in the Confidentiality Agreement, which confidentiality agreement shall not provide such Person with any exclusive right to negotiate with the Company. The Company shall promptly provide to Buyer any non-public information regarding the Company or its Subsidiaries provided to any other Person which was not previously provided to Buyer, such additional information to be provided no later than the date of provision of such information to such other party.
For purposes of this Agreement, “Superior Proposal” shall mean any bona fide written proposal (on its most recently amended or modified terms, if amended or modified) made by a third party to enter into an Acquisition Transaction on terms that the Company Board determines in its good faith judgment, after consultation with and having considered the advice of outside legal counsel and its independent financial advisor (i) would, if consummated, result in the acquisition of all, but not less than all, of the issued and outstanding shares of Company Common Stock or all, or substantially all, of the assets of the Company and its Subsidiaries on a consolidated basis; (ii) would result in a transaction that (A) involves consideration to the holders of the shares of Company Common Stock that is more favorable, from a financial point of view, than the consideration to be paid to the Company’s stockholders pursuant to this Agreement, considering, among other things, the nature of the consideration being offered and any material regulatory approvals or other risks associated with the timing of the proposed transaction beyond or in addition to those specifically contemplated hereby, and which proposal is not conditioned upon obtaining financing and (B) is, in light of the other terms of such proposal, more favorable to the Company’s stockholders than the Merger and the transactions contemplated by this Agreement; and (iii) is reasonably likely to be completed on the terms proposed, in each case taking into account all legal, financial, regulatory and other aspects of the proposal.
(c)   The Company shall promptly (and in any event within 24 hours) notify Buyer in writing if any proposals or offers are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, the Company or the Company Representatives, in each case in connection with any Acquisition Proposal, and such notice shall indicate the name of the Person initiating such discussions or negotiations or making such proposal, offer or information request and the material terms and conditions of any proposals or offers (and, in the case of written materials relating to such proposal, offer, information request, negotiations or discussion, providing copies of such materials (including e-mails or other electronic communications)). The Company agrees that it shall keep Buyer informed, on a reasonably current basis, of the status and terms of any such proposal, offer, information request, negotiations or discussions (including any amendments or modifications to such proposal, offer or request).
(d)   Neither the Company Board nor any committee thereof shall (i) withdraw, qualify, amend or modify, or propose to withdraw, qualify, amend or modify, in a manner adverse to Buyer in connection with the transactions contemplated by this Agreement (including the Merger), the Company Recommendation, fail to reaffirm the Company Recommendation within five Business Days following a request by Buyer, or make any statement, filing or release, in connection with the Company Meeting or otherwise, inconsistent with the Company Recommendation (it being understood that taking a neutral position or no position with respect to an Acquisition Proposal shall be considered an adverse modification of the Company Recommendation); (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal; or (iii) enter into (or cause the Company or any of its Subsidiaries to enter into) any letter of intent, agreement in principle, acquisition agreement or other agreement (A) related to any Acquisition Transaction (other than a confidentiality agreement entered into in accordance with the provisions of Section 6.5(b)) or (B) requiring the Company to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement.
(e)   Notwithstanding Section 6.5(d), prior to the time the Company Stockholder Approval is obtained, the Company Board may withdraw, qualify, amend or modify the Company Recommendation (a “Company Subsequent Determination”) after the fifth Business Day following Buyer’s receipt of a notice (the “Notice of Superior Proposal”) from the Company advising Buyer that the Company Board has decided that a bona fide unsolicited written Acquisition Proposal that it received (and that did not result from a breach of this Section 6.5) constitutes a Superior Proposal only if (i) the Company Board has reasonably determined in good faith, after consultation with and having considered the advice of its outside legal counsel and its financial advisor, that it is required to take such actions to comply with its fiduciary duties to the Company’s stockholders under applicable law, (ii) during the five Business Day period after receipt of the Notice of Superior Proposal by Buyer (the “Notice Period”), the Company and the Company Board shall have cooperated and negotiated in good faith with Buyer to make such adjustments, modifications or amendments to the terms and conditions of this Agreement as would enable the Company to proceed with the Company Recommendation without a Company Subsequent Determination; provided, however, that Buyer shall not have any obligation to propose any adjustments, modifications or amendments to the terms and conditions of this Agreement and (iii) at the end of the Notice Period, after taking into account any such adjusted, modified or amended terms as may have been proposed by Buyer since its receipt of such Notice of Superior Proposal, the Company Board has again in good faith made the determination (A) in clause (i) of this Section 6.5(e) and (B) that such Acquisition Proposal constitutes a Superior Proposal. In the event of any material revisions to the Superior Proposal, the Company shall be required to deliver a new Notice of Superior Proposal to Buyer and again comply with the requirements of this Section 6.5(e), except that the Notice Period shall be reduced to three Business Days.
(f)   Notwithstanding any Company Subsequent Determination, this Agreement shall be submitted to the Company’s stockholders at the Company Meeting for the purpose of voting on the approval of the Merger and nothing contained herein shall be deemed to relieve the Company of such obligation; provided, however, that if the Company Board shall have made a Company Subsequent Determination, then the Company Board may submit this Agreement to the Company’s stockholders without recommendation (although the resolutions declaring the Merger advisable, as of the date hereof may not be rescinded), in which event the Company Board may communicate the basis for its lack of a recommendation to the Company’s stockholders in the Proxy Statement/Prospectus or an appropriate amendment or supplement thereto. In addition to the foregoing, the Company shall not submit to the vote of its stockholders any Acquisition Proposal other than the Merger.
(g)   Nothing contained in this Section 6.5 shall prohibit the Company or the Company Board from complying with the Company’s obligations required under Rule 14e-2(a) promulgated under the Exchange Act; provided, however, that any such disclosure relating to an Acquisition Proposal (other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed a change in the Company Recommendation unless the Company Board reaffirms the Company Recommendation in such disclosure.
6.6   Takeover Laws.   No party shall take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Laws, as applicable, and each party shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated by this Agreement from, or if necessary challenge the validity or applicability of, any applicable Takeover Laws, as now or hereafter in effect, that purports to apply to this Agreement or the transactions contemplated hereby.
6.7   Shares Listed.   Prior to the Effective Time, to the extent required by Nasdaq, Buyer shall file a notice of additional listing of shares with Nasdaq with respect to the shares of Buyer Common Stock to be issued to the holders of the Company Common Stock in the Merger.
6.8   Regulatory Applications; Filings; Consents.   Buyer, the Company and their respective Subsidiaries shall cooperate and use their respective reasonable best efforts (a) to promptly (and no more than 45 days from the date of this Agreement) prepare all documentation, effect all filings and obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary to consummate the transactions contemplated by this Agreement, including, without limitation, the Regulatory Approvals, and (b) to comply with the terms and conditions of such permits, consents, approvals and authorizations; provided, however, that in no event shall Buyer be required to agree to any prohibition, limitation, condition or other requirement which would (i) prohibit or materially limit the ownership or operation by the Company, or by Buyer or any of its Subsidiaries, of all or any material portion of the business or assets of the Company or Buyer or any of its Subsidiaries, (ii) compel Buyer or any of its Subsidiaries to dispose of or hold separate all or any material portion of the business or assets of the Company or Buyer or any of its Subsidiaries, or (iii) compel Buyer or any of its Subsidiaries to take any action, or commit to take any action, or agree to any condition or request, if the prohibition, limitation, condition or other requirement described in clauses (i)-(iii) of this sentence would have a material adverse effect on the future operation by Buyer and its Subsidiaries of their business, taken as a whole (the “Burdensome Conditions”). Provided that the Company has cooperated as required above, Buyer agrees to file the requisite applications to be filed by it with the FRB and the Governmental Authorities of the states in which Buyer, the Company and their respective Subsidiaries operate. Each of Buyer and the Company shall have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to, all material written information submitted to any third party or any Governmental Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto agrees to act reasonably and as promptly as practicable. Each party hereto agrees that it will consult with the other parties hereto with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other parties reasonably apprised of the status of material matters relating to completion of the transactions contemplated hereby.
6.9   Indemnification; Directors’ and Officers’ Insurance.
(a)   Buyer agrees that all rights to indemnification and all limitations of liability existing in favor of any director or officer of the Company or its Subsidiaries (the “Indemnified Parties”) as provided in the Company’s Articles of Incorporation or Bylaws or in the similar governing documents of the Company’s Subsidiaries as in effect as of the date hereof with respect to any acts, errors or omissions occurring on or prior to the Effective Time shall survive the Merger and shall continue in full force and effect for a period of six years from the Effective Time, unless otherwise prohibited by law; provided, however, that all rights to indemnification in respect of any claim asserted or made within such period shall continue until the final disposition of such claim.
(b)   Prior to the Effective Time, Buyer shall purchase an extended reporting period endorsement under the Company’s existing directors’ and officers’ liability insurance coverage for the Company’s directors and officers in a form acceptable to Buyer which shall provide such directors and officers with coverage for six years following the Effective Time of not less than the existing coverage under, and have other terms not materially less favorable to, the directors and officers than the directors’ and officers’ liability insurance coverage presently maintained by the Company so long as the aggregate cost is less than 300% of the annual premium currently paid by the Company for such insurance (the “Premium Limit”). In the event that the Premium Limit is insufficient for such coverage, the Company may enter into an agreement to spend up to that amount to purchase such lesser coverage as may be obtained with such amount.
(c)   In the event Buyer or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Buyer shall assume the obligations set forth in this Section 6.9.
(d)   The provisions of this Section 6.9 are intended to be for the benefit of, and to grant third party rights to, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.
6.10   Employees and Benefit Plans.
(a)   As of the Effective Time, Buyer agrees to provide the employees of the Company and any of its Subsidiaries who remain employed after the Effective Time (collectively, the “Company Employees”) with employee benefits (including employee contribution levels) that are substantially comparable in the aggregate to those maintained by Buyer for similarly-situated employees of Buyer. Buyer agrees that, with respect to all Company Employees, Buyer will honor all accrued but unused vacation credited to such Company Employees under Buyer’s applicable vacation pay plans.
(b)   Buyer will treat, and use commercially reasonable efforts to cause its applicable benefit plans to treat, the service of the Company Employees with the Company or any of its Subsidiaries as service rendered to Buyer or any of its Subsidiaries for purposes of eligibility to participate and vesting under any Buyer Employee Programs (but not for benefit accrual under any defined benefit plan (including minimum pension amount)), and Buyer shall also, subject to the terms and conditions of Buyer’s Employee Programs that are group health plans, use commercially reasonable efforts to cause to be waived all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable such Company Employees and their eligible dependents under such Buyer Employee Programs, except to the extent such pre-existing conditions, exclusions or waiting period would apply under the analogous Company Employee Plan, upon delivery to Buyer of appropriate documentation.
(c)   Notwithstanding anything to the contrary contained herein, Buyer shall have sole discretion with respect to the determination as to whether or when to terminate, merge or continue any employee benefit plans and programs of the Company; provided, however, Buyer shall not cause any coverage of Company Employees or such Company Employee’s dependents to terminate under any Company Employee Program which is a health or welfare plan prior to the time such Company Employees or such Company Employee’s dependents, as applicable, have been offered participation in the health and welfare plans common to all employees of Buyer and their dependents, except in the case of a termination of employment or other service.
(d)   From and after the Effective Time, Buyer agrees to honor all obligations under the employment agreements, change in control agreements, supplemental executive retirement plans, and similar arrangements as set forth in Schedule 6.10(d) of Company Disclosure Schedule. Buyer shall assume and honor all Company Employee Programs, listed in Schedule 6.10(d) of the Company Disclosure Schedule, in accordance with their terms. Schedule 6.10(d) of Company Disclosure Schedule sets forth the names of all participants, the value of each participant’s account balance and the amount of each lump sum or installment payment under the supplemental executive retirement plans. On the date of this Agreement, Buyer and the Company shall enter into settlement agreements, the form of which is contained in Schedule 6.10(d)(i) of the Buyer Disclosure Schedule, with the individuals listed in Schedule 6.10(d)(i) of the Buyer Disclosure Schedule. As soon as practicable, but not later than 21 days after the date of this Agreement, (i) Buyer and the Company shall enter into settlement agreements, the form of which is contained in Schedule 6.10(d)(ii) of the Buyer Disclosure Schedule, with the individuals listed in Schedule 6.10(d)(ii) of the Buyer Disclosure Schedule, or (ii) Buyer shall enter into other arrangements with the individuals listed in Schedule 6.10(d)(ii), such other arrangements to be mutually agreed to by Buyer and each individual. In addition, concurrently with the execution of this Agreement, Buyer shall offer a consulting agreement to Joseph D. Roberto, a copy of which is contained in Schedule 6.10(d)(iii) of Buyer Disclosure Schedule.
(e)   The Company shall, effective as of one (1) day prior to the Effective Time, terminate the Company’s 401(k) plan and any other plan that is intended to meet the requirements of Section 401(k) of the Code, and which is sponsored, or contributed to, by the Company or any of its Affiliates (collectively, the “401(k)Plan”) and no further contributions shall be made to the Company’s 401(k) Plan except as required by law. The Company shall provide to Buyer (a) executed resolutions of the board of directors of the Company authorizing such termination, and (b) executed amendments to the Company’s 401(k) Plan which (i) in Buyer’s reasonable judgment are sufficient to assure compliance with all applicable requirements of the Code and regulations thereunder, including such that the tax-qualified status of the Company’s 401(k) Plan will be maintained at the time of termination, and (ii) effective prior to termination of the Company’s 401(k) Plan provide for the payment of participants’ accounts upon plan termination in the form of a lump-sum. Buyer shall use commercially reasonable efforts to take any and all actions as may be required, including adopting amendments to Buyer’s 401(k) Plan, to permit Company Employees to participate in Buyer’s 401(k) Plan immediately following the Effective Time with prior service with the Company credited for eligibility and vesting purposes and to permit the rollover of any eligible distributions from the Company’s 401(k) Plan into Buyer’s 401(k) Plan, excluding plan loan balances.
(f)   For a period of twelve (12) months following the Effective Time, Buyer agrees to honor the severance guidelines attached as Schedule 6.10(f) of Buyer Disclosure Schedule in connection with the termination of employment of any Company Employee, in such amounts, at such times and upon such conditions as set forth on said Schedule.
(g)   Buyer and the Company may wish to provide retention bonuses to employees of the Company who remain employed at the Company through the Effective Time or for an interim period following the Effective Time through ultimate conversion of the Company’s data processing systems. Buyer shall establish a retention bonus pool in an amount to be disclosed in Schedule 6.10(g) of Buyer Disclosure Schedule to induce retention of employees of the Company and or any Company Subsidiary. Allocation of the retention bonuses shall be determined by the Chief Executive Officer of Buyer following consultation with the Company. Neither party shall communicate the amounts considered for individual retention bonuses with the affected employees until such amounts are finally determined. Such retention bonuses will be in addition to, and not in lieu of, any amount to be paid pursuant to Section 6.10(f).
(h)   The Company and Buyer shall use reasonable efforts to consult with each other, and will consider in good faith each other’s advice, prior to sending any notices or other communication materials to the employees of the Company and its Subsidiaries regarding this Agreement, the Merger or the effects thereof on the employment, compensation or benefits of such employees and, in any case, any such notice or communication materials shall comply with applicable law.
(i)   The Buyer and the Company agree that the Company will terminate the Supplemental Retirement Plan for Senior Executives, effective as of January 1, 2017, and the Supplemental Executive Retirement Plan for Joseph D. Roberto (collectively, the “SERP”) pursuant to Treasury Regulation Section 1.409A-3(j)(4)(ix)(B), effective as of the Closing Date, and the Company will distribute the value of the SERP benefit amounts as disclosed in Schedule 6.10(i) of Company Disclosure Schedule to the SERP participants at Closing.
(j)   Notwithstanding anything else contained herein to the contrary, nothing in this Section 6.10 shall (i) be deemed or construed to be an amendment or other modification of any Company Employee Program or Buyer Employee Program, (ii) create any third party rights in any current or former employee, director or other service provider of Buyer, the Company or any of their respective Affiliates

(or any beneficiaries or dependents thereof); or (iii) entitle any Company Employee to continued employment on other than an “at will” basis.
6.11   Notification of Certain Matters.   Each of Buyer and the Company shall give prompt notice to the other (and will subsequently keep the other party informed on a reasonably current basis of any material developments related to such notice) upon becoming aware of the occurrence or existence of any fact, event or circumstance known to it that (a) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any condition set forth in Article VII not being satisfied, (b) notwithstanding the standards set forth in Section 9.1, would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein or (c) is reasonably likely to result in a Company Material Adverse Effect of a Buyer Material Adverse Effect, as the case may be. No such notice by Buyer or the Company shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to Buyer’s or the Company’s obligations to consummate the transactions contemplated by this Agreement.
6.12   Financial Statements and Other Current Information.   As soon as reasonably practicable after they become available, but in no event more than 30 days after the end of each calendar month ending after the date of this Agreement, the Company shall furnish to Buyer (a) consolidated financial statements (including statements of financial condition, statements of operations and stockholders’ equity) of the Company and each of its Subsidiaries as of and for such month then ended, (b) internal management financial control reports showing actual financial performance against plan and previous period and (c) any reports provided to the Company Board or any committee thereof relating to the financial performance and risk management of the Company and its Subsidiaries. As soon as reasonably practicable, but in no event more than 50 days after the date of this Agreement, the Company shall furnish to Buyer a schedule of all employees, which shall include their salaries as of June 30, 2021 and June 30, 2022, bonus eligibility amounts for the year ended June 30, 2021 and the year ending June 30, 2022, and any promotions during the year ended June 30, 2021 and the year ending June 30, 2022. All information furnished by the Company to Buyer pursuant to this Section 6.12 shall be held in confidence to the same extent of Buyer’s obligations under Section 6.4(d).
6.13   Confidentiality Agreement.   The Confidentiality Agreement shall remain in full force and effect after the date hereof in accordance with its terms.
6.14   Certain Tax Matters.   During the period from the date of this Agreement to the Effective Time, the Company shall, and shall cause each of its Subsidiaries to: (a) timely file (taking into account any extensions of time within which to file) all Tax Returns required to be filed by it, and such Tax Returns shall be prepared in a manner reasonably consistent with past practice; (b) timely pay all Taxes shown as due and payable on such Tax Returns that are so filed; (c) establish an accrual in its books and records and financial statements in accordance with past practice for all Taxes payable by it for which a Tax Return is due prior to the Effective Time; and (d) promptly notify Buyer of any suit, claim, action, investigation, proceeding or audit pending against or with respect to the Company or any of its Subsidiaries in respect of any Tax matter, including, without limitation, Tax liabilities and refund claims.
6.15   Certain Litigation.   The Company shall provide Buyer the opportunity to participate at its own expense in the defense or settlement of any stockholder litigation against the Company and/or its directors relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed to without Buyer’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).
6.16   Section 16 Votes.   Prior to the Effective Time, each of the Company and Buyer shall approve in accordance with the procedures set forth in Rule 16b-3 promulgated under the Exchange Act and the Skadden, Arps, Slate, Meagher & Flom LLP SEC No-Action Letter (January 12, 1999) any disposition of equity securities of the Company or acquisition of equity securities of Buyer (including, in each case, derivative securities) resulting from the transactions contemplated by this Agreement by each applicable officer and director of the Company who is subject to Section 16 of the Exchange Act.
6.17   Tax Treatment.
(a)   Buyer shall use its reasonable best efforts to, and cause each of its Subsidiaries to, (i) cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and

(ii) obtain the opinion of counsel referred to in Section 7.2(b). Buyer shall not take any action (or fail to take any action, including failing to use its reasonable best efforts to proscribe any of its respective Subsidiaries from taking any action) that could reasonably be expected to prevent or impede such qualification.
(b)   The Company shall use its reasonable best efforts to, and cause the Company Subsidiaries to, (i) cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and (ii) obtain the opinion of counsel referred to in Section 7.3(b). The Company shall not take any action (or fail to take any action, including failing to use its reasonable best efforts to proscribe any of its Subsidiaries from taking any action) that could reasonably be expected to prevent or impede such qualification.
(c)   Unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code, (i) each of the parties shall report the Merger for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code in all Tax Returns, and (ii) none of the parties shall take any Tax reporting position inconsistent with the characterization of the transactions contemplated by this Agreement as a “reorganization” under Section 368(a) of the Code. The parties to this Agreement adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g).
(d)   Each of the Company and Buyer shall deliver to the Company’s counsel and Buyer’s counsel at such time or times as requested by the Company’s counsel or Buyer’s counsel letters signed by an officer thereof for the purposes of obtaining (i) the tax opinion from Buyer’s counsel described in Section 7.2(b) and (ii) the tax opinion from the Company’s counsel described in Section 7.3(b).
6.18   ESOP Matters.   The Company shall take or cause to be taken all such actions as may be necessary to effect the actions set forth below relating to the ESOP prior to or simultaneous with the Closing, as applicable. Effective as of the fifth (5th) business day before the Closing, the ESOP shall be terminated (the “ESOP Termination Date”) in accordance with the requirements of the ESOP plan and trust document provisions and applicable law (including but not limited to the freezing of ESOP participation and full vesting of participants). The Company shall direct the repayment of any outstanding ESOP debt in full (including ESOP loan(s) and accrued interest) by directing the ESOP trustee to first use any cash remaining in the suspense account to repay such ESOP debt and then, if and as necessary, to remit a sufficient number of Suspense Shares back to the Company to repay any remaining ESOP debt in full. All remaining shares of Company Common Stock held by the ESOP as of immediately prior to the Effective Time, including any unallocated shares held in the ESOP suspense account (which shall not include any shares of Company Common Stock used to repay or forgive the ESOP loan), shall be converted into the right to receive the Merger Consideration. All remaining shares of Company Common Stock held by the ESOP which had been unallocated (or the proceeds from the sale thereof, if applicable) as of the Effective Time shall be allocated among the accounts of the ESOP participants with undistributed account balances at the Effective Time who are employed by the Company at the Effective Time, and in proportion to the balances credited to their accounts immediately prior to such allocation and distributed to ESOP participants after the receipt of a favorable determination letter from the IRS. No benefit distributions shall be made from the ESOP without the prior written consent of Buyer before the IRS issues a favorable determination letter with respect to the tax-qualified status of the ESOP on termination unless otherwise required by law. Prior to the Effective Time, Company shall take all such actions as are necessary to submit the application for favorable determination letter in advance of the Closing (and to provide Buyer with the opportunity to review the application for a favorable determination letter at least twenty (20) days prior to the filing date with the IRS), and following the Closing, Buyer shall use its best efforts in good faith to obtain such favorable determination letter as promptly as possible (including, but not limited to, making such changes to the ESOP as may be required by the IRS as a condition to its issuance of a favorable determination letter). The Company, Company Bank, and following the Effective Time, Buyer, will adopt such amendments to the ESOP to effect the provisions of this Section 6.18. Promptly following the receipt of a favorable determination letter from the IRS regarding the qualified status of the ESOP upon its termination, the account balances in the ESOP shall be distributed to participants and beneficiaries in accordance with ESOP Plan and Trust provisions and applicable law.

ARTICLE VII — CONDITIONS TO CONSUMMATION OF THE MERGER
7.1   Conditions to Each Party’s Obligations to Effect the Merger.   The obligations of each of the parties to consummate the Merger is conditioned upon the satisfaction at or prior to the Effective Time of each of the following conditions:
(a)   Stockholder Approval.   The Company Stockholder Approval shall have been obtained in accordance with applicable law, the Company’s Articles of Incorporation and the Company’s Bylaws.
(b)   Regulatory Approvals; No Burdensome Condition.   All Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired. No Regulatory Approval shall impose any term, condition or restriction upon Buyer or any of its Subsidiaries that Buyer reasonably determines is a Burdensome Condition.
(c)   No Injunction, Etc.   No order, decree or injunction of any court or agency of competent jurisdiction shall be in effect, and no law, statute or regulation shall have been enacted or adopted, that enjoins, prohibits, materially restricts or makes illegal consummation of any of the transactions contemplated hereby.
(d)   Effective Registration Statement.   The Registration Statement shall have become effective and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC or any other Governmental Authority.
(e)   Nasdaq Listing.   The shares of Buyer Common Stock that shall be issuable pursuant to this Agreement shall have been authorized for listing on Nasdaq, subject to official notice of issuance.
7.2   Conditions to the Obligations of Buyer.   The obligation of Buyer to consummate the Merger is also conditioned upon the satisfaction or waiver by Buyer, at or prior to the Effective Time, of each of the following conditions:
(a)   Representations, Warranties and Covenants of the Company.   (i) Each of the representations and warranties of the Company contained herein shall be true and correct as of the date hereof and as of the Closing Date with the same effect as though all such representations and warranties had been made on the Closing Date, except for any such representations and warranties made as of a specified date, which shall be true and correct as of such date, in any case subject to the standard set forth in Section 9.1, and (ii) each and all of the agreements and covenants of the Company to be performed and complied with pursuant to this Agreement on or prior to the Closing Date shall have been duly performed and complied with in all material respects. Buyer shall have received a certificate, dated the Closing Date, signed by the Chief Executive Officer and Chief Financial Officer of the Company, to the effect that the conditions set forth in this Section 7.2(a) have been satisfied.
(b)   Tax Opinion Relating to the Merger.   Buyer shall have received the written opinion of Buyer’s counsel, dated as of the Closing Date, to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code; provided, however, that if Buyer’s counsel shall not render such opinion, this condition will nonetheless be deemed satisfied if the Company’s counsel shall render such opinion to Buyer. In rendering such opinion, Buyer’s counsel or the Company’s counsel, as appropriate, shall be entitled to rely upon the representations contained in the letters of Buyer and the Company referred to in Section 6.17(d) hereto and upon such other representations as the counsel rendering such tax opinion reasonably deems relevant.
7.3   Conditions to the Obligations of the Company.   The obligation of the Company to consummate the Merger is also conditioned upon the satisfaction or waiver by the Company, at or prior to the Effective Time, of each of the following conditions:
(a)   Representations, Warranties and Covenants of Buyer.   (i) Each of the representations and warranties of Buyer contained herein shall be true and correct as of the date hereof and as of the Closing Date with the same effect as though all such representations and warranties had been made on the Closing Date, except for any such representations and warranties made as of a specified date, which shall be true and correct as of such date, in any case subject to the standard set forth in Section 9.1, and

(ii) each and all of the agreements and covenants of Buyer to be performed and complied with pursuant to this Agreement on or prior to the Closing Date shall have been duly performed and complied with in all material respects. The Company shall have received a certificate, dated the Closing Date, signed by the Chief Executive Officer and Chief Financial Officer of Buyer, to the effect that the conditions set forth in this Section 7.3(a) have been satisfied.
(b)   Tax Opinion Relating to the Merger.   The Company shall have received the written opinion of Company’s counsel, dated as of the Closing Date, to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code; provided, however, that if Company’s counsel shall not render such opinion, this condition will nonetheless be deemed satisfied if Buyer’s counsel shall render such opinion to the Company. In rendering such opinion, Company’s counsel or Buyer’s counsel, as appropriate, shall be entitled to rely upon the representations contained in the letters of Buyer and the Company referred to in Section 6.17(d) hereto and upon such other representations as the counsel rendering such tax opinion reasonably deems relevant.
ARTICLE VIII — TERMINATION
8.1   Termination.   This Agreement may be terminated, and the Merger and the transactions contemplated hereby may be abandoned:
(a)   by the mutual consent of Buyer and the Company in a written instrument;
(b)   by Buyer or the Company, in the event that the Merger is not consummated by June 1, 2023 (the “Outside Date”), except to the extent that the failure of the Merger to be consummated shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;
(c)   by Buyer or the Company (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), in the event of a breach by the other party of any representation, warranty, covenant or other agreement contained herein, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach or the Outside Date, if earlier, and such breach would entitle the non-breaching party not to consummate the transactions contemplated hereby under Article VII;
(d)   by Buyer or the Company, in the event the approval of any Governmental Authority required for consummation of the Merger and the other transactions contemplated by this Agreement shall have been denied by final nonappealable action of such Governmental Authority, or any Governmental Authority of competent jurisdiction shall have issued a final nonappealable order, injunction or decree enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement; provided, however, that subject to Section 6.8, the party seeking to terminate this Agreement shall have used its reasonable best efforts to have such order, injunction or decree lifted;
(e)   by Buyer or the Company, if the Company Stockholder Approval shall not have been obtained at the Company Meeting (including any adjournment or postponement thereof); provided, however, that the Company shall only be entitled to terminate this Agreement pursuant to this clause if it has complied in all material respects with its obligations under Section 6.1 (subject to Section 6.5);
(f)   by Buyer, if (i) the Company Board (A) withdraws, qualifies, amends, modifies or withholds the Company Recommendation, or makes any statement, filing or release, in connection with the Company Meeting or otherwise, inconsistent with the Company Recommendation (it being understood that taking a neutral position or no position with respect to an Acquisition Proposal shall be considered an adverse modification of the Company Recommendation), (B) materially breaches its obligation to call, give notice of and commence the Company Meeting under Section 6.1, (C) in response to a tender offer or exchange offer for outstanding shares of Company Common Stock that has been publicly disclosed (other than by Buyer or an Affiliate of Buyer), recommends that the holders of Company Common Stock tender their shares of Company Common Stock in such tender offer or exchange offer or, within ten Business Days after the commencement of such tender offer or exchange offer, the Company Board fails to publicly recommend against such tender offer or exchange offer within five Business Days of being requested to do so by Buyer (provided that Buyer may make such request only once with respect to any such tender offer or exchange offer unless such tender offer or exchange offer is subsequently modified in which case Buyer may make such request once each time such modification is made), (D) at any time after the end of ten Business Days following the receipt of an Acquisition Proposal, the Company Board shall have failed to publicly reconfirm the Company Recommendation within five Business Days of being requested to do so by Buyer, or (ii) there shall have been a material breach by the Company of Section 6.5.
8.2   Effect of Termination and Abandonment.
(a)   In the event of termination of this Agreement by either Buyer or the Company as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Buyer, the Company, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that Section 6.3 (Press Releases), 6.13 (Confidentiality Agreement) and 9.5 (Expenses) and this Section 8.2 and all other obligations of the parties specifically intended to be performed after the termination of this Agreement shall survive any termination of this Agreement; provided, however, that, notwithstanding anything to the contrary herein, neither Buyer nor the Company shall be relieved or released from any liabilities or damages arising out of its willful and material breach of any provision of this Agreement or fraud.
(b)   In the event this Agreement is terminated by Buyer pursuant to Section 8.1(f), the Company shall pay to Buyer an amount equal to $12,000,000 (the “Termination Fee”).
(c)   In the event that this Agreement is terminated by Buyer or the Company pursuant to Section 8.1(e) or Section 8.1(b) due to the failure to obtain the approval of the Company’s stockholders required for the consummation of the Merger, and (i) an Acquisition Proposal with respect to the Company shall have been publicly announced, disclosed or otherwise communicated to the Company Board or senior management of the Company prior to the Company Meeting (including any adjournment or postponement thereof) or prior to the date specified in Section 8.1(b), as applicable, and (ii) within 12 months of such termination, the Company shall have (x) consummated a transaction qualifying as an Acquisition Transaction or (y) entered into a definitive agreement with respect to an Acquisition Transaction, then the Company shall pay to Buyer an amount equal to the Termination Fee. For purposes of this Section 8.2(c), all references in the definition of Acquisition Transaction to “20%” shall instead refer to “50%.”
(d)   In the event that this Agreement is terminated by Buyer pursuant to Section 8.1(c) as a result of an intentional breach by the Company and (i) an Acquisition Proposal with respect to the Company shall have been publicly announced, disclosed or otherwise communicated to the Company Board or senior management of the Company prior to any breach by the Company of any representation, warranty, covenant or other agreement giving rise to such termination by Buyer or during the cure period therefor provided in Section 8.2(c) and (ii) within 12 months of such termination, the Company shall have (x) consummated a transaction qualifying as an Acquisition Transaction or (y) entered into a definitive agreement with respect to an Acquisition Transaction, then the Company shall pay to Buyer an amount equal to the Termination Fee. For purposes of this Section 8.2(d), all references in the definition of Acquisition Transaction to “20%” shall instead refer to “50%.”
(e)   Any payment of the Termination Fee required to be made pursuant to this Section 8.2 shall be made not more than two Business Days after the date of the event giving rise to the obligation to make such payment. Any payments under this Section 8.2 shall be made by wire transfer of immediately available funds to an account designated by Buyer. Any payment of the Termination Fee required to be made pursuant to this Section 8.2 shall constitute liquidated damages and not a penalty and shall be the sole remedy of Buyer in the event of a termination of this Agreement pursuant to this Section 8.2; provided, however, that, notwithstanding anything to the contrary herein, the Company shall not be relieved or released from any liabilities or damages arising out of its willful and material breach of any provision of this Agreement or fraud.
(f)   Buyer and the Company acknowledge that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement and that, without these agreements,

Buyer would not have entered into this Agreement. Accordingly, if the Company fails promptly to pay any amount due pursuant to this Section 8.2 and, in order to obtain such payment, Buyer commences a suit which results in a judgment against the Company for the amount set forth in this Section 8.2, the Company shall pay Buyer its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on such unpaid amounts at the prime rate (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source) on the date such payment was required to be made.
ARTICLE IX — MISCELLANEOUS
9.1   Standard.   No representation or warranty of the Company contained in Article III or of Buyer contained in Article IV shall be deemed untrue or incorrect for any purpose under this Agreement, and no party hereto shall be deemed to have breached a representation or warranty for any purpose under this Agreement, in any case as a consequence of the existence or absence of any fact, circumstance or event unless such fact, circumstance or event, individually or when taken together with all other facts, circumstances or events inconsistent with any representations or warranties contained in Article III, in the case of the Company, or Article IV, in the case of Buyer, has had or would be reasonably likely to have a Company Material Adverse Effect or a Buyer Material Adverse Effect, respectively (disregarding for purposes of this Section 9.1 any materiality or Material Adverse Effect qualification contained in any representations or warranties other than in Section 3.12(i) and 4.11). Notwithstanding the immediately preceding sentence, the representations and warranties contained in (x) Sections 3.3(a) shall be deemed untrue and incorrect if not true and correct except to a de minimis extent, (y) Sections 3.3(b), 3.4(a), 3.5, 3.6, 3.7(a)(ii), 3.14(l), 3.22, 3.33 and the first two sentences of each of Sections 3.2 and 3.8, in the case of the Company, and Sections 4.3, 4.4, 4.5, 4.6(a)(ii) and the first three sentences of Section 4.2, in the case of Buyer, shall be deemed untrue and incorrect if not true and correct in all material respects and (z) Section 3.12(i), in the case of the Company, and Section 4.11, in the case of Buyer, shall be deemed untrue and incorrect if not true and correct in all respects.
9.2   Survival.   No representations, warranties, agreements and covenants contained in this Agreement shall survive the Effective Time, except for those agreements and covenants that expressly apply or are to be performed in whole or in part after the Effective Time.
9.3   Certain Definitions.
(a)   As used in this Agreement, the following terms shall have the meanings set forth below:
“Affiliate” shall mean, with respect to any Person, any other Person controlling, controlled by or under common control with such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of power to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise.
“Business Day” means Monday through Friday of each week, except any legal holiday recognized as such by the U.S. Government or any day on which banking institutions in the State of New York or the Commonwealth of Massachusetts are authorized or obligated to close.
“Buyer Banks” shall mean Brookline Bank and Bank Rhode Island.
“Buyer Material Adverse Effect” shall mean any fact, change, event, development, effect or circumstance that, individually or in the aggregate, (a) is, or would reasonably be expected to be, materially adverse to the business, operations, assets, liabilities, condition (financial or otherwise), results of operations, cash flows or properties of Buyer and its Subsidiaries, taken as a whole, or (b) would reasonably be expected to prevent Buyer from performing its obligations under this Agreement or consummating the transactions contemplated by this Agreement; provided, however, that notwithstanding the foregoing, the term Buyer Material Adverse Effect shall not include (i) any fact, change, event, development, effect or circumstance arising after the date hereof affecting banks or their holding companies generally or arising from changes in general business or economic conditions (and not specifically relating to or having the effect of specifically relating to or having a materially disproportionate effect on Buyer and its Subsidiaries, taken as a whole);

(ii) any fact, change, event, development, effect or circumstance resulting from any change in law, GAAP or regulatory accounting after the date hereof, which affects generally entities such as Buyer and its Subsidiaries, taken as a whole (and not specifically relating to or having the effect of specifically relating to or having a materially disproportionate effect on Buyer and its Subsidiaries taken as a whole); (iii) actions and omissions of Buyer and its Subsidiaries taken with the prior written consent of the Company in furtherance of the transactions contemplated hereby or otherwise permitted to be taken by Buyer under this Agreement; (iv) any fact, change, event, development, effect or circumstance resulting from the announcement or pendency of the transactions contemplated by this Agreement; (v) natural disasters or other force majeure events or any epidemic, pandemic or disease outbreak (including the COVID-19 pandemic) (and not specifically relating to or having the effect of specifically relating to or having a materially disproportionate effect on Buyer and its Subsidiaries, taken as a whole); or (vi) changes in national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States (and not specifically relating to or having the effect of specifically relating to or having a materially disproportionate effect on Buyer and its Subsidiaries, taken as a whole), (vii) any failure by Buyer to meet any internal or published industry analyst projections or forecasts or estimates of revenues or earnings for any period (it being understood and agreed that the facts and circumstances giving rise to such failure that are not otherwise excluded from the definition of Buyer Material Adverse Effect may be taken into account in determining whether there has been a Buyer Material Adverse Effect); and (viii) changes in the trading price or trading volume of Buyer Common Stock (it being understood and agreed that the facts and circumstances giving rise to such failure that are not otherwise excluded from the definition of Buyer Material Adverse Effect may be taken into account in determining whether there has been a Buyer Material Adverse Effect).
“Certificate(s)” means certificates or book entry shares evidencing shares of Company Common Stock held by its stockholders.
“Company Material Adverse Effect” shall mean any fact, change, event, development, effect or circumstance that, individually or in the aggregate, (a) is, or would reasonably be expected to be, materially adverse to the business, operations, assets, liabilities, condition (financial or otherwise), results of operations, cash flows or properties of the Company and its Subsidiaries, taken as a whole, or (b) would reasonably be expected to prevent the Company from performing its obligations under this Agreement or consummating the transactions contemplated by this Agreement; provided, however, that notwithstanding the foregoing, the term Company Material Adverse Effect shall not include (i) any fact, change, event, development, effect or circumstance arising after the date hereof affecting banks or their holding companies generally or arising from changes in general business or economic conditions (and not specifically relating to or having the effect of specifically relating to or having a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole); (ii) any fact, change, event, development, effect or circumstance resulting from any change in law, GAAP or regulatory accounting after the date hereof, which affects generally entities such as the Company and its Subsidiaries, taken as a whole (and not specifically relating to or having the effect of specifically relating to or having a materially disproportionate effect on the Company and its Subsidiaries taken as a whole); (iii) actions and omissions of the Company and its Subsidiaries taken with the prior written consent of Buyer in furtherance of the transactions contemplated hereby or otherwise permitted to be taken by the Company under this Agreement; (iv) any fact, change, event, development, effect or circumstance resulting from the announcement or pendency of the transactions contemplated by this Agreement; (v) natural disasters or other force majeure events or any epidemic, pandemic or disease outbreak (including the COVID-19 pandemic) (and not specifically relating to or having the effect of specifically relating to or having a materially disproportionate effect on the Company and its Subsidiaries taken as a whole); or (vi) changes in national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States (and not specifically relating to or having the effect of specifically relating to or having a materially disproportionate effect on the Company and its Subsidiaries taken as a whole) and (vii) any failure by the Company to meet any internal projections or forecasts or estimates of revenues or earnings for any period (it being understood and agreed that the facts and circumstances giving rise to such failure that are not otherwise excluded from the definition of Company Material Adverse Effect may be taken into account in determining whether there has been a Company Material Adverse Effect).
“Confidentiality Agreement” shall mean the Confidentiality Agreement, dated as of February 15, 2022, by and between Buyer and the Company.
“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.
“GAAP” shall mean generally accepted accounting principles in the United States.
“Governmental Authority” shall mean any U.S. or foreign federal, state or local governmental commission, board, body, bureau or other regulatory authority or agency, including, without limitation, courts and other judicial bodies, bank regulators, insurance regulators, applicable state securities authorities, the SEC, the IRS or any self-regulatory body or authority, including any instrumentality or entity designed to act for or on behalf of the foregoing.
“Knowledge” shall mean, with respect to any fact, event or occurrence, the actual knowledge after reasonable inquiry of one or more of (i) in the case of the Company, the Company’s executive officers, all of whom are listed on Schedule 9.3(a)(i), or (ii) in the case of Buyer, Buyer’s executive officers, all of whom are listed on Schedule 9.3(a)(ii).
“Person” or “person” shall mean any individual, bank, corporation, partnership, limited liability company, association, joint-stock company, business trust or unincorporated organization.
“Personal Information” means a natural Person’s (including an end user’s or an employee’s) name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number or user or account number or any other piece of information relating to or being capable of being associated, directly or indirectly, with an identified or identifiable natural Person or is otherwise considered personally identifiable information or personal data under Privacy Laws, including, without limitation, all information considered nonpublic personal information under the Gramm Leach Bliley Act.
“Privacy Laws” shall mean any law, rule or regulation that governs the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security, disposal, destruction, disclosure or transfer of Personal Information, including, without limitation, the CAN-SPAM Ac, the Telephone Consumer Privacy Act, the Gramm-Leach-Bliley Act and all United States state Laws concerning privacy, data security, breach response and/or data protection, each as amended from time to time.
“Regulatory Approvals” shall mean any approval or non-objection from any Governmental Authority necessary to consummate the Merger and the other transactions contemplated by this Agreement, including, without limitation, (a) the approval of the FRB, (b) the approval of the Massachusetts Commissioner of Banks (Board of Bank Incorporation), and (c) the approval of the New York State Department of Financial Services.
“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations thereunder.
“Subsidiary” shall mean, when used with reference to a party, any corporation or organization, whether incorporated or unincorporated, of which such party or any other Subsidiary of such party is a general partner or serves in a similar capacity, or with respect to such corporation or other organization, at least 50% of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.
“Suspense Shares” shall mean shares of Company Common Stock allocated to the suspense account pursuant to the ESOP.
“Tax” or “Taxes” shall mean (i) all taxes, charges, fees, levies or other assessments, including, without limitation, all net income, gross income, gross receipts, sales, use, ad valorem, goods and services, capital, transfer, franchise, profits, license, withholding, payroll, employment, employer health, excise, estimated, severance, stamp, occupation, property or other taxes, custom duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority, whether disputed or not; and (ii) any liability for the payment of amounts with respect to payments of a type described in clause (i) as a result of being a member of an affiliated, consolidated, combined or unitary group, or as a result of any obligation under any tax sharing arrangement or tax indemnity agreement.
“Tax Returns” shall mean any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.
“Treasury Regulations” shall mean the Treasury regulations promulgated under the Code.
“Treasury Stock” shall mean shares of Company Common Stock held (i) in the Company’s treasury or (ii) by the Company or any of its Subsidiaries or by Buyer or any of its Subsidiaries, in each case other than in a fiduciary capacity (including custodial or agency).
(b)   The following terms are defined elsewhere in this Agreement, as indicated below:
“401(k) Plan” shall have the meaning set forth in Section 6.10(e).
“Acquisition Proposal” shall have the meaning set forth in Section 6.5(a).
“Acquisition Transaction” shall have the meaning set forth in Section 6.5(a).
“Agreement” shall have the meaning set forth in the preamble to this Agreement.
“Baseline Closing Date” shall have the meaning set forth in Section 1.4.
“BHCA” shall have the meaning set forth in Section 3.2.
“BOLI” shall have the meaning set forth in Section 3.16.
“Burdensome Conditions” shall have the meaning set forth in Section 6.8.
“Business” shall have the meaning set forth in Section 3.18(h).
“Buyer” shall have the meaning set forth in the preamble to this Agreement.
“Buyer Board” shall have the meaning set forth in Section 4.5(a).
“Buyer Common Stock” shall have the meaning set forth in Section 2.1(a).
“Buyer Disclosure Schedule” shall have the meaning set forth in Section 4.1(b).
“Buyer Form 10-K” shall have the meaning set forth in Section 4.10(a).
“Buyer Preferred Stock” shall have the meaning set forth in Section 4.3.
“Buyer Representatives” shall have the meaning set forth in Section 6.4(a).
“Buyer SEC Documents” shall have the meaning set forth in Section 4.10(a).
“Buyer Share Issuance” shall have the meaning set forth in Section 4.5(a).

“Buyer Stock Price” shall have the meaning set forth in Section 2.3.
“CCPA” shall have the meaning set forth in Section 3.19(i).
“CERCLA” shall have the meaning set forth in Section 3.17(e).
“Classified Loans” shall have the meaning set forth in Section 3.24(h).
“Closing” shall have the meaning set forth in Section 1.4.
“Closing Date” shall have the meaning set forth in Section 1.4.
“Code” shall have the meaning set forth in the recitals to this Agreement.
“Company” shall have the meaning set forth in the preamble to this Agreement.
“Company Balance Sheet” shall have the meaning set forth in Section 3.11(a).
“Company Bank” shall have the meaning set forth in Section 1.8.
“Company Board” shall have the meaning set forth in Section 2.7(c).
“Company Board Designees” shall have the meaning set forth in Section 1.6.
“Company Common Stock” shall have the meaning set forth in the recitals to this Agreement.
“Company Disclosure Schedule” shall have the meaning set forth in Section 3.1(b).
“Company Employees” shall have the meaning set forth in Section 6.10(a).
“Company Employee Programs” shall have the meaning set forth in Section 3.14(a).
“Company Equity Plan” shall have the meaning set forth in Section 2.7(c).
“Company Form 10-K” shall have the meaning set forth in Section 3.11(a).
“Company Intellectual Property Assets” shall have the meaning set forth in Section 3.18(h)(iii).
“Company IT Systems” shall have the meaning set forth in Section 3.18(i).
“Company Material Contract” shall have the meaning set forth in Section 3.20(a).
“Company Meeting” shall have the meaning set forth in Section 6.1(a).
“Company Pension Plan” means the Retirement Plan of PCSB Bank in Pentegra Retirement Trust, as amended and restated.
“Company Property” shall have the meaning set forth in Section 3.17(a).
“Company Recommendation” shall have the meaning set forth in Section 6.1(d).
“Company Representatives” shall have the meaning set forth in Section 6.5(a).
“Company RSAs” shall have the meaning set forth in Section 2.7(b).
“Company SEC Documents” shall have the meaning set forth in Section 3.11(a).
“Company Stock Options” shall have the meaning set forth in Section 2.7(a).
“Company Stockholder Approval” shall have the meaning set forth in Section 3.6.
“Company Subsequent Determination” shall have the meaning set forth in Section 6.5(e).
“Contingent Workers” shall have the meaning set forth in Section 3.15(a).
“CRA” shall have the meaning set forth in Section 3.31(a).

“Derivative Transactions” shall have the meaning set forth in Section 3.28.
“DGCL” shall have the meaning set forth in preamble to this Agreement.
“Effective Time” shall have the meaning set forth in Section 1.2.
“Employee Program” shall have the meaning set forth in Section 3.14(m)(i).
“Environment” shall have the meaning set forth in Section 3.17(f).
“Environmental Laws” shall have the meaning set forth in Section 3.17(f).
“ERISA” shall have the meaning set forth in Section 3.14(m)(ii).
“ERISA Affiliate” shall have the meaning set forth in Section 3.14(l)(iv).
“Exchange Agent” shall have the meaning set forth in Section 2.4(a).
“Exchange Fund” shall have the meaning set forth in Section 2.4(a).
“Exchange Ratio” shall have the meaning set forth in Section 2.1(c).
“FDIA” shall have the meaning set forth in Section 3.30.
“FDIC” shall have the meaning set forth in Section 3.10(b).
“Finance Laws” shall have the meaning set forth in Section 3.9(a).
“Financial Advisor” shall have the meaning set forth in Section 3.33.
“FRB” shall have the meaning set forth in Section 3.2.
“GDPR” shall have the meaning set forth in Section 3.19(i).
“Hazardous Material” shall have the meaning set forth in Section 3.17(f).
“Indemnified Parties” shall have the meaning set forth in Section 6.9(a).
“Information Security Requirements” shall have the meaning set forth in Section 3.19(b).
“Information Security Reviews” shall have the meaning set forth in Section 3.19(c).
“Intellectual Property Assets” shall have the meaning set forth in Section 3.18(h).
“IRS” shall have the meaning set forth in Section 3.13(d).
“Leases” shall have the meaning set forth in Section 3.21(b).
“Liens” shall have the meaning set forth in Section 3.4(a).
“Loan Property” shall have the meaning set forth in Section 3.17(f)
“Loans” shall have the meaning set forth in Section 3.24(a).
“maintains” shall have the meaning set forth in Section 3.14(m)(iii).
“Management Agreement Documents” shall have the meaning set forth in Section 3.21(c).
“Marks” shall have the meaning set forth in Section 3.18(h).
“Merger” shall have the meaning set forth in the recitals to this Agreement.
“Merger Consideration” shall have the meaning set forth in Section 2.1(c).
“Money Laundering Laws” shall have the meaning set forth in Section 3.31(b).
“Multiemployer Plan” shall have the meaning set forth in Section 3.14(m)(v).

“Nasdaq” shall have the meaning set forth in Section 1.6.
“New Certificates” shall have the meaning set forth in Section 2.5(a).
“Notice of Superior Proposal” shall have the meaning set forth in Section 6.5(e).
“Notice Period” shall have the meaning set forth in Section 6.5(e).
“OFAC” shall have the meaning set forth in Section 3.31(c).
“Oil” shall have the meaning set forth in Section 3.17(f).
“Outside Date” shall have the meaning set forth in Section 8.1(b).
“Owned Real Property” shall have the meaning set forth in Section 3.21(c).
“Participation Facility” shall have the meaning set forth in Section 3.17(f).
“Patents” shall have the meaning set forth in Section 3.18(h).
“Premium Limit” shall have the meaning set forth in Section 6.9(b).
“Privacy Requirements” shall have the meaning set forth in Section 3.19(a).
“Products” shall have the meaning set forth in Section 3.18(h).
“Proxy Statement/Prospectus” shall have the meaning set forth in Section 6.2(a).
“Registration Statement” shall have the meaning set forth in Section 6.2(a).
“Sarbanes-Oxley” shall have the meaning set forth in Section 3.11(b).
“SEC” shall have the meaning set forth in Section 3.11(a).
“Settlement Agreement” shall have the meaning set forth in Section 6.10(d).
“Superior Proposal” shall have the meaning set forth in Section 6.5(b).
“Surviving Corporation” shall have the meaning set forth in Section 1.1.
“Takeover Laws” shall have the meaning set forth in Section 3.22.
“Termination Fee” shall have the meaning set forth in Section 8.2(b).
“Third Party Rights” shall have the meaning set forth in Section 3.18(c).
“Trade Secrets” shall have the meaning set forth in Section 3.18(h).
“USA PATRIOT Act” shall have the meaning set forth in Section 3.31(b).
“Voting Agreement” shall have the meaning set forth in the recitals to this Agreement.
“WARN Act” shall have the meaning set forth in Section 3.15 (d).
9.4   Waiver; Amendment.   Subject to compliance with applicable law, prior to the Effective Time, any provision of this Agreement may be (a) waived by the party intended to benefit by the provision, or (b) amended or modified at any time, by an agreement in writing between the parties hereto approved by their respective Boards of Directors and executed in the same manner as this Agreement; provided, however, that after any approval of the transactions contemplated by this Agreement by the stockholders of the Company, no amendment of this Agreement shall be made which by law requires further approval of the stockholders of the Company without obtaining such approval.
9.5   Expenses.   Each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby, except that printing expenses and SEC filing and registration fees shall be shared equally between Buyer and the Company.

9.6   Notices.   All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed given if personally delivered, sent by electronic transmission (with confirmation) or mailed by registered or certified mail (return receipt requested) to such party at its address set forth below or such other address as such party may specify by notice to the other party hereto.
If to Buyer:
Brookline Bancorp, Inc.
Attention:
Marissa Martin

Email:
mmartin@brkl.com

With a copy to (which shall not constitute notice):
Goodwin Procter LLP
100 Northern Avenue
Boston, Massachusetts 02210
Attention:
Samantha M. Kirby

Email:
skirby@goodwinlaw.com

If to the Company, to:
PCSB Financial Corporation
Attention:
Joseph D. Roberto

Email:
jroberto@mypcsb.com

With a copy to (which shall not constitute notice):
Luse Gorman, PC
5335 Wisconsin Avenue, NW, Suite 780
Washington, DC 20015
Attention:
Kip A. Weissman

Email:
kweissman@luselaw.com

9.7   Understanding; No Third Party Beneficiaries.   Except for the Confidentiality Agreement, which shall remain in effect, this Agreement represents the entire understanding of the parties hereto with reference to the transactions contemplated hereby and thereby and supersedes any and all other oral or written agreements heretofore made. Except for Section 6.9 (Indemnification; Directors’ and Officers’ Insurance), nothing in this Agreement, expressed or implied, is intended to confer upon any person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.
9.8   Confidential Supervisory Information.   No disclosure, representation or warranty shall be made (or any other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined in 12 C.F.R. § 261.2(b) and as identified in 12 C.F.R. § 309.5(g)(8) and § 309.6(a)) of a Governmental Entity by any party hereto to the extent prohibited by applicable law, and, to the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of this sentence apply.
9.9   Assignability; Binding Effect.   Prior to the Closing, this Agreement may not be assigned by Buyer without the written consent of the Company and no such assignment shall release Buyer of its obligations hereunder. After the Closing, Buyer’s rights and obligations hereunder shall be freely assignable. This Agreement may not be assigned by the Company without the prior written consent of Buyer. This Agreement shall be binding upon and enforceable by, and shall inure to the benefit of, the parties hereto and their respective successors and permitted assigns, and except as expressly set forth herein, is not intended to confer upon any other person any rights or remedies hereunder.
9.10   Headings; Interpretation.   The headings contained in this Agreement are for reference purposes only and are not part of this Agreement. The word “including” and words of similar import when used in this Agreement shall mean “including, without limitation,” unless otherwise specified. Words of number may be read as singular or plural, as required by context. The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.
9.11   Counterparts.   This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original.
9.12   Governing Law.   This Agreement is made under, and shall be construed and enforced in accordance with, the laws of the State of Delaware applicable to agreements made and to be performed solely therein, including its statute of limitations, without giving effect to principles of conflicts of law (except to the extent that mandatory provisions of the MGCL are applicable). Each of the parties hereto (a) consents to and submits to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware, New Castle County, or, if that court does not have jurisdiction, a federal court sitting in Wilmington, Delaware in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated hereby, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined in any such court, (c) shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (d) shall not bring any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated hereby in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other Person with respect thereto.
EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
9.13   Specific Performance.   The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached. Each party agrees that, in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement, the non-breaching party shall be entitled to seek (i) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (ii) an injunction restraining such breach or threatened breach. Nothing set forth in this Section 9.12 shall restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Article VIII or pursue any other remedies under this Agreement that may be available at any time.
9.14   Severability.   Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.
9.15   Delivery by Facsimile or Electronic Transmission.   This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in Person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated by means of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.
[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Merger to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.
Brookline Bancorp, Inc.
By:
/s/ Paul A. Perrault

Name: Paul A. Perrault
Title:  Chairman and Chief Executive Officer
PCSB Financial Corporation
By:
/s/ Joseph D. Roberto

Name: Joseph D. Roberto
Title:
Chairman, President and Chief Executive Officer

Annex B
May 23, 2022
Board of Directors
PCSB Financial Corporation
2651 Strang Boulevard, Suite 100
Yorktown Heights, NY 10598
Ladies and Gentlemen:
PCSB Financial Corporation (the “Company”) and Brookline Bancorp, Inc. (“Buyer”) are proposing to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which the Company will, on the terms and subject to the conditions set forth in the Agreement, merge with and into Buyer with Buyer as the surviving company (the “Merger”). As set forth in the Agreement, at the Effective Time, each share of the Company Common Stock (other than Treasury Stock and any Suspense Shares) shall become and be converted into, as provided in and subject to the limitations set forth in the Agreement, the right to receive, at the election of the holder thereof, either (i) $22.00 in cash, without interest (the “Cash Consideration”), or (ii) 1.3284 shares of Buyer Common Stock (the “Stock Consideration”). The Agreement provides, generally, that 60 percent (60%) of the shares of Company Common Stock issued and outstanding immediately prior to Effective Date shall be converted into the Stock Consideration and the remaining shares of Company Common Stock shall be converted into the Cash Consideration. The Cash Consideration and the Stock Consideration are collectively referred to herein as the “Merger Consideration.” Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of the Company Common Stock.
Piper Sandler & Co. (“Piper Sandler”, “we” or “our”), as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed and considered, among other things: (i) a draft of the Agreement, dated May 23, 2022; (ii) certain publicly available financial statements and other historical financial information of the Company and its banking subsidiary, PCSB Bank, that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Buyer and its banking subsidiary, Brookline Bank, that we deemed relevant; (iv) certain internal financial projections for the Company for the years ending June 30, 2022 through June 30, 2026, as provided by the senior management of the Company; (v) balance sheet and earnings per share estimates for Buyer for the years ending December 31, 2022 and December 31, 2023 based on publicly available mean analyst estimates for Buyer, as well as an estimated long-term annual earnings per share growth rate for the years ending December 31, 2024 through December 31, 2026 and estimated dividends per share for Buyer for the years ending December 31, 2022 through December 31, 2026, as provided by the senior management of Buyer; (vi) the pro forma financial impact of the Merger on Buyer based on certain assumptions relating to transaction expenses, cost savings and purchase accounting adjustments, as provided by the senior management of Buyer, as well as estimated net income for the Company for the years ending December 31, 2022 through December 31, 2026, as provided by the senior management of the Company and adjusted by the senior management of Buyer; (vii) the publicly reported historical price and trading activity for the Company Common Stock and Buyer Common Stock, including a comparison of certain stock trading information for the Company Common Stock and Buyer Common Stock and certain stock indices, as well as similar publicly available information for certain other companies, the securities of which are publicly traded; (viii) a comparison of certain financial and market information for the Company and Buyer with similar financial institutions for which information is publicly available; (ix) the financial terms of certain recent business combinations in the bank and thrift industry (on a regional and nationwide basis), to the extent publicly available; (x) the current market environment generally and the banking environment in particular; and (xi) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of the senior management of the Company and its representatives the business, financial condition, results of operations and prospects of the Company and held similar discussions with certain members of the senior management of Buyer and its representatives regarding the business, financial condition, results of operations and prospects of Buyer.
In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company, Buyer or their respective representatives, or that was otherwise reviewed by us and we have assumed such accuracy and completeness for purposes of rendering this opinion without any independent verification or investigation. We have further relied on the assurances of the respective senior managements of the Company and Buyer that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading in any respect material to our analyses. We have not been asked to undertake, and have not undertaken, an independent verification of any such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of the Company or Buyer, nor were we furnished with any such evaluations or appraisals. We render no opinion on or evaluation of the collectability of any assets or the future performance of any loans of the Company or Buyer. We did not make an independent evaluation of the adequacy of the allowance for loan losses of the Company or Buyer, or the combined entity after the Merger, and we have not reviewed any individual credit files relating to the Company or Buyer. We have assumed, with your consent, that the respective allowances for loan losses for both the Company and Buyer are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.
In preparing its analyses, Piper Sandler used certain internal financial projections for the Company for the years ending June 30, 2022 through June 30, 2026, as provided by the senior management of the Company. In addition, Piper Sandler used balance sheet and earnings per share estimates for Buyer for the years ending December 31, 2022 and December 31, 2023 based on publicly available mean analyst estimates for Buyer, as well as an estimated long-term annual earnings per share growth rate for the years ending December 31, 2024 through December 31, 2026 and estimated dividends per share for Buyer for the years ending December 31, 2022 through December 31, 2026, as provided by the senior management of Buyer. Piper Sandler also received and used in its pro forma analyses certain assumptions relating to transaction expenses, cost savings and purchase accounting adjustments, as provided by the senior management of Buyer, as well as estimated net income for the Company for the years ending December 31, 2022 through December 31, 2026, as provided by the senior management of the Company and adjusted by the senior management of Buyer. With respect to the foregoing inf ormation, the respective senior managements of the Company and Buyer confirmed to us that such information reflected (or, in the case of the publicly available analyst estimates referred to above, were consistent with) the best currently available projections, estimates and judgements of those respective senior managements as to the future financial performance of the Company and Buyer, respectively, and we assumed that the financial results reflected in such information would be achieved. We express no opinion as to such projections, estimates or judgements, or the assumptions on which they are based. We have also assumed that there has been no material change in the Company’s or Buyer’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analyses that the Company and Buyer will remain as going concerns for all periods relevant to our analyses.
We have also assumed, with your consent, that (i) each of the parties to the Agreement will comply in all material respects with all material terms and conditions of the Agreement and all related agreements required to effect the Merger, that all of the representations and warranties contained in such agreements are true and correct in all material respects, that each of the parties to such agreements will perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements are not and will not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, Buyer, the Merger or any related transactions, and (iii) the Merger and any related transactions will be consummated in accordance with the terms of the Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. Finally, with your consent, we have relied upon the advice that the Company has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement. We express no opinion as to any such matters.
Our opinion is necessarily based on financial, regulatory, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertak en to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We express no opinion as to the trading value of the Company Common Stock or Buyer Common Stock at any time or what the value of Buyer Common Stock will be once it is actually received by the holders of the Company Common Stock.
We have acted as the Company’s financial advisor in connection with the Merger and will receive a fee for our services, which fee is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion, which opinion fee will be credited in full towards the advisory fee which will become payable to Piper Sandler on the day of closing of the Merger. The Company has also agreed to indemnify us against certain claims and liabilities arising out of our engagement and to reimburse us for certain of our out-of-pocket expenses incurred in connection with our engagement. Piper Sandler has not provided any other investment banking services to the Company in the two years preceding the date hereof . Piper Sandler did not provide any investment banking services to Buyer in the two years preceding the date hereof; provided, however, that Piper Sandler did act as an agent for Buyer’s share repurchase program which occurred in 2021. In addition, in the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to the Company, Buyer and their respective affiliates. We may also actively trade the equity and debt securities of the Company, Buyer and their respective affiliates for our own account and for the accounts of our customers.
Our opinion is directed to the Board of Directors of the Company in connection with its consideration of the Agreement and the Merger and does not constitute a recommendation to any shareholder of the Company as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the Agreement and the Merger. Our opinion is directed only as to the fairness, from a financial point of view, of the Merger Consideration to the holders of the Company Common Stock and does not address the underlying business decision of the Company to engage in the Merger, the form or structure of the Merger or any other transactions contemplated in the Agreement, the relative merits of the Merger as compared to any other alternative transactions or business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. We also do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by any officer, director or employee of the Company, or class of such persons, if any, relative to the amount of compensation to be received by any other shareholder. This opinion has been approved by Piper Sandler’s fairness opinion committee. This opinion may not be reproduced without Piper Sandler’s prior written consent; provided, however, Piper Sandler will provide its consent for the opinion to be included in any regulatory filings, including the Proxy Statement/Prospectus and the Registration Statement, to be filed with the SEC and mailed to shareholders in connection with the Merger.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair to the holders of the Company Common Stock from a financial point of view.
Very truly yours,